Form 20-F
period 2001-12-31
BANCO RIO DE LA PLATA
filed 2002-07-01
CIK 913140

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                    FORM 20-F

                             ----------------------

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended: December 31, 2001
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ____ to ____

                         Commission file number 1-14694

                           BANCO RIO DE LA PLATA S.A.
             (Exact name of Registrant as specified in its charter)


                              Rio de la Plata Bank
                 (Translation of Registrant's name into English)

                                    Argentina
                 (Jurisdiction of incorporation of organization)


                               Bartolome Mitre 480
                               (1036) Buenos Aires
                                    Argentina
                    (Address of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

            (Title of Each Class)                                   (Name of Each Exchange on Which Registered)
American Depositary Shares (as evidenced by American                           New York Stock Exchange
     Depositary Receipts), each representing two Class B
     Ordinary Shares
Class B Ordinary Shares, par value Ps.1.00 per share                           New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

     Securities for which there is a reporting obligation to Section 15(d)
                                  of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, par value Ps.1.0 per share ................ 142,665,414
Class B Ordinary Shares, par value Ps.1.0 per share ................ 204,076,251

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days: Yes :                No [X]

Indicate by check mark which financial statement item the Registrant has elected
to follow:                         Item 17 :            Item 18 [X]

================================================================================
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                                TABLE OF CONTENTS

                                                                            Page

                                     PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ................1
Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE ..............................1
Item 3.  KEY INFORMATION ......................................................1
Item 4.  INFORMATION ON THE COMPANY ..........................................18
Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ........................90
Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .........................106
Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ..................112
Item 8.  FINANCIAL INFORMATION ..............................................116
Item 9.  OFFER AND LISTING DETAILS ..........................................117
Item 10. ADDITIONAL INFORMATION .............................................121
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........134
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .............140

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ....................140
Item 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECUTITYHOLDERS
         AND USE OF PROCEEDS ................................................140
Item 15. [RESERVED] .........................................................140
Item 16. [RESERVED] .........................................................140

                                    PART III

Item 17. FINANCIAL INFORMATION ..............................................140
Item 18. FINANCIAL INFORMATION ..............................................140
Item 19. EXHIBITS ...........................................................140


     Other statements contained in this Annual Report on Form 20-F (the "Annual Report") are forward-looking statements and are not based on historical fact, such as statements containing the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words. These forward-looking statements involve risks and uncertainties that could significantly affect expected results, including those discussed in "Item 4:
Information on the Company," "Item 5: Operating and Financial Review and Prospects" and elsewhere in this Annual Report.

     Actual results may differ materially from Banco Rio's estimates. Banco Rio believes that its estimates are reasonable; but you should not unduly rely on these estimates, which are based on its current expectations. Banco Rio undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Banco Rio to predict all of these factors. Further, Banco Rio cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

                                     PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

Item 3.  KEY INFORMATION

     A.  Selected Financial Data

             SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE BANK

                      PRESENTATION OF FINANCIAL INFORMATION

     The term "Bank" refers to Banco Rio de la Plata S.A. ("Banco Rio"), a corporation (sociedad anonima) organized under the laws of the Republic of Argentina ("Argentina"), and its consolidated subsidiaries. The financial statements of the Bank that form part of this Annual Report are presented in Argentine pesos and are prepared in conformity with generally accepted accounting principles in Argentina ("Argentine GAAP") and the accounting standards of Banco Central de la Republica Argentina (the "Central Bank") ("Argentine Banking GAAP"). Argentine Banking GAAP differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") and Argentine GAAP. See the description under "--Accounting for the Merger" below, Note 30 to the audited consolidated financial statements of the Bank (together with the notes thereto, the "Consolidated Financial Statements") included elsewhere in this Annual Report, for a description of the differences between Argentine Banking GAAP and U.S. GAAP as they relate to the Bank and a reconciliation to U.S. GAAP of net income and stockholders' equity. For the fiscal years ending June 30, 1997, the "Bank" refers to Banco Rio and its consolidated subsidiaries, Rio Valores S.A. Sociedad de Bolsa ("Rio Valores"), Santander Riobank (Grand Cayman), formerly Riobank International, a bank incorporated in the Cayman Islands ("Riobank"), and, up until the time of its sale on June 26, 1997, Compania Previsional Rio-Citi S.A. ("Compania Rio-Citi"). For the six-month transition reporting period ending December 31, 1997, the "Bank" refers to Banco Rio and its consolidated subsidiaries Rio Valores, Riobank and Geinver Gerente de Fondos Comunes de Inversion S.A. ("Geinver"). For the fiscal year ending December 31, 1998, the "Bank" refers to Banco Rio and its consolidated subsidiaries Riobank, Santander Sociedad de Bolsa S.A. ("Santander Bolsa"), which merged with Rio Valores on June 12, 1998, Geinver and Santander Investment Gerente de Fondos Comunes de Inversion S.A. ("Santander Fondos") and further reflects the business combination with Santander Argentina (as defined below) from January 1, 1998. For the fiscal year ending December 31, 1999, the "Bank" refers to Banco Rio and its consolidated subsidiaries Riobank, Santander Bolsa and Santander Fondos, which merged with Geinver on September 30, 1999. For the fiscal years ending December 31, 2000 and 2001, the "Bank" refers to Banco Rio and its consolidated subsidiaries Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Additionally, as of December 31, 2000, it includes the assets, liabilities and results of operations of Banco Tornquist S.A. ("Banco Tornquist") as a consequence of its merger with and into Banco Rio in January, 2000. See Notes 1 and 2 to the Consolidated Financial Statements and "Item 4. Information on the Company--History and Development of the Company." The term "Santander Argentina" refers to Banco Santander S.A. of Argentina, a wholly owned subsidiary of Banco Santander S.A. of Spain prior to the merger with and into the Bank.

Accounting for the Merger

     As a result of the merger of Santander Argentina into the Bank (the "Merger"), the balance sheet and income statement data of Santander Argentina for the fiscal year ended December 31, 1998 are included in the financial statements of Banco Rio, which survived the Merger. This is in accordance with Argentine GAAP, under which the Merger is viewed as a business combination effective January 1, 1998 and results in a combination of the operating results of the two entities from that date. Under U.S. GAAP, the Merger is accounted for as a reverse acquisition, on August 22, 1997, of Banco Rio by Banco Santander S.A. of Spain, through its wholly owned subsidiary Santander Argentina. Under the U.S. accounting rules, Santander Argentina would be treated as having survived the Merger and assumed the legal charter and name of Banco Rio. As such, under U.S. accounting rules the historical financial statements of the post-merger combined Banco Rio represent the historical financial statements of Santander Argentina adjusted to reflect the acquisition of Banco Rio effective as of August 22, 1997. Under U.S. securities regulations, these historical financial statements, reconciled to U.S. GAAP, represent the U.S. GAAP historical financial statements of the Registrant and normally would comprise the basic financial statements presented within this 20-F filing. However, because under Argentine GAAP there is no change of legal or reporting entity, the basic financial statements included herein pursuant to Item 18 are those presented in accordance with Argentine GAAP. As the pre-merger Banco Rio was significantly larger than the pre-merger Santander Argentina, Banco Rio considers this presentation to represent a more complete and useful presentation of historical changes in the consolidated banking group. However, in conjunction with the primary Argentine GAAP financial statements, supplemental disclosure is also provided of historical financial statements and select financial information of Santander Argentina. This supplemental information is included for reporting periods prior to 1998 because according to both Argentine and U.S. GAAP the consolidated financial statements for the year ended December 31, 1998 are comprised of the same entities and are included herein under the caption "Capsule Financial Information of Santander Argentina." Finally, a modest amount of financial data regarding Santander Argentina for the reporting periods prior to calendar year 1996 is presented in Selected Statistical Information.

General

         In this Annual Report, references to "U.S.$," "$," "dollars" and "U.S. dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. All references herein to fiscal year 1997, the six-month fiscal year 1997 and fiscal years 1998, 1999, 2000 and 2001 refer to the fiscal years of the Bank ended June 30, 1997, the irregular six-month fiscal year ended December 31, 1997 and the fiscal years ended December 31, 1998, 1999, 2000 and 2001, respectively. In this Annual Report, the term "billion" means one thousand million. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

         In order to present the financial information of the Bank in a format more familiar to U.S. investors, certain classifications and groupings have been made, and certain subtotals introduced, in "Item 3. Key Information--Selected Consolidated Financial Information of the Bank" and "Item 5. Operating and Financial Review and Prospects" which differ from those used in the Consolidated Financial Statements presented on the basis of Argentine Banking GAAP.

         The Argentine federal government (the "Argentine Government") published Decree 316/95 on August 22, 1995, which eliminated the requirement that financial information at any date or for any period after August 31, 1995 be restated for inflation. Pursuant to such decree, the Comision Nacional de Valores ("CNV") issued its General Resolution 272 and the Central Bank issued its Communication "A" 2365, which eliminated such requirement with respect to those companies that are subject to their respective jurisdictions, such as the Bank. Therefore, the Consolidated Financial Statements have been restated for inflation through August 31, 1995 but not for periods thereafter. See Note 3 to the Consolidated Financial Statements.

         On January 11, 2002, the exchange rate in the free market began to float for the first time since April 1991, causing a significant devaluation of the local currency. The devaluation of the peso has created pressures on the domestic price system that have generated inflation in 2002, after several years of price stability. In the period January-May of 2002, the consumer price index and the wholesale price index have exhibited cumulative increases of 25.93% and 80.76%, respectively.

         Certain amounts that appear in this Annual Report (including percentage amounts) may not sum due to rounding. The rate of exchange on December 31, 2001 was Ps.1.00 = U.S.$1.00, and on June 25, 2002 was Ps.3.85 = U.S.$1.00. See "Item
3. Key Information--Exchange Rates."

         The following table sets forth selected consolidated financial and operating information of the Bank for each of fiscal year 1997, the six-month period ended December 31, 1996, the six-month fiscal year 1997 and fiscal years 1998, 1999, 2000 and 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, as applicable, the Consolidated Financial Statements, "Item 3. Key Information--Selected Consolidated Financial Information of the Bank" and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial information of the Bank for each of fiscal year 1997, the six-month period ended December 31, 1996, the six-month fiscal year 1997 and fiscal years 1998, 1999, 2000 and 2001 has been derived from the Consolidated Financial Statements. The report of Pistrelli, Diaz y Asociados (a member of Andersen) on the Consolidated Financial Statements appears elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to the Bank, and a reconciliation to U.S. GAAP of net income and stockholders' equity. Deloitte & Touche will replace Pistrelli, Diaz y Asociados as our accountants, in the third quarter of the fiscal year 2002.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                             For the
                                                  For the   six-month
                                        For the  six-month   fiscal
                                         fiscal    period      year
                                          year     ended      ended
                                         ended    December   December            For the fiscal year ended
                                        June 30,    31,        31,                      December 31,
                                        -------- ---------  ---------   -------------------------------------------
                                        1997 (1)  1996 (2)   1997 (1)   1998 (3)    1999 (4)   2000 (5)    2001 (6)
                                        -------- ---------  ---------   --------    --------   --------    --------
                                                                (in millions of pesos) (7)
INCOME STATEMENT DATA (8)
Amounts in Accordance with Argentine
GAAP:
Interest Income (9)                        695.3     338.6      374.9     835.7       987.6     1,213.2     1,054.8
Interest Expense (10)                     (321.0)   (154.4)    (198.4)   (407.9)     (470.1)     (603.3)     (615.8)
                                        -------- ---------  ---------   --------    --------   --------    --------
    Net Interest Income before
    Adjustments                            374.3     184.2      176.5     427.8       517.5       609.9       439.0
                                        -------- ---------  ---------   --------    --------   --------    --------

Adjustments to Interest
    Gains on Foreign Exchange (11)          15.7      10.2        5.7      18.0        45.8        52.1        63.9
                                        -------- ---------  ---------   --------    --------   --------    --------
    Total Adjustments to Interest           15.7      10.2        5.7      18.0        45.8        52.1        63.9
                                        -------- ---------  ---------   --------    --------   --------    --------
    Net Interest Income after
    Adjustments                           390.0     194.3      182.2     445.8       563.3       662.0       502.9
                                        -------- ---------  ---------   --------    --------   --------    --------
Other Financial Expenses                   (38.4)    (13.2)     (12.4)    (30.1)      (38.0)      (31.1)      (32.7)
    Net Interest Income before
    Provisions                             351.6     181.1      169.8     415.7       525.3       630.9       470.2
                                        -------- ---------  ---------   --------    --------   --------    --------
Provisions                                 (47.5)    (24.4)     (20.1)    (70.4)     (112.4)     (147.3)     (264.1)
    Net Financial Income after
    Provisions                             304.1     156.7      149.7     345.3       412.8       483.5       206.0
                                        -------- ---------  ---------   --------    --------   --------    --------

Service Charge Income, net (12)            300.4     140.9      105.9     228.7       232.3       310.8       326.4
Operating Expenses                        (477.4)   (225.9)    (222.3)   (467.6)     (483.2)     (543.1)     (527.4)
    Net Gain on Financial Transactions     127.1      71.7       33.3     106.5       162.0       251.2         5.0
                                        -------- ---------  ---------   --------    --------   --------    --------

Other Income, net (13)                     245.3      35.3       30.8       8.5        (1.2)       11.1        (3.0)
                                        -------- ---------  ---------   --------    --------   --------    --------
    Net Income Before Income Tax           372.4     107.0       64.1     114.9       160.8       262.3         2.0

Income Tax                                 (87.4)    (34.0)      (2.8)    (13.9)      (41.6)      (54.7)      (12.2)
                                        -------- ---------  ---------   --------    --------   --------    --------
Net Income                                 285.0      73.0       61.3     101.1       119.2       207.6       (10.2)
                                        ======== =========  =========   ========    ========   ========    ========
   -Net Income (Ordinary) (14)             145.9      73.0       61.3     101.1       119.2       207.6       (10.2)
   -Net Income (Nonrecurring) (14)         139.1         -          -         -           -           -           -

Average Ordinary Shares outstanding
(000s) (15)                              300,000   300,000    300,000   318,025     335,268     341,005     346,742
Net Income per  share (15)                  0.95      0.24       0.20      0.32        0.36        0.60      (0.03)
Net Income (ordinary) per share (16)(15)    0.49      0.24       0.20      0.32        0.36        0.60      (0.03)
Net Income per ADS (15)                     1.90      0.49       0.41      0.65        0.71        1.20      (0.06)
Net Income (ordinary) per ADS (14)(15)      0.97      0.49       0.41      0.65        0.71        1.20      (0.06)
Cash Dividends per share (15)               0.15        N/A      0.06      0.09        0.11        0.18        0.00
Cash Dividends per ADS (15)                 0.30        N/A      0.12      0.18        0.21        0.36        0.00

Approximate Amounts in Accordance with
    U.S. GAAP:
Net Income                                 295.5      77.4       32.1      48.3        (6.7)      113.0    (1,494.3)
   -Net Income before net gain on
      sale of Rio-Citi Group (14) (16)     141.1      77.4       32.1      48.3        (6.7)      113.0    (1,494.3)
   -Net gain on sale of Rio-Citi
      Group (14) (16)                      154.4         -          -         -           -           -           -
Net Income per share (15)                   0.98      0.26       0.10      0.14       (0.02)       0.33       (4.31)
   -Net Income before net gain on
      sale of Rio-Citi Group (14)
      (15) (16)                             0.47      0.26       0.10      0.14       (0.02)       0.33       (4.31)
Net Income per ADS (15)                     1.97      0.52       0.19      0.29       (0.04)       0.65       (8.62)
    Net Income before net gain on
      sale of Rio-Citi Group per ADS
      (14) (15) (16)                        0.94      0.52       0.19      0.29       (0.04)       0.65       (8.62)

                                                                  For the
                                                      For the    six-month
                                          For the    six-month     fiscal
                                          fiscal       period       year
                                           year         ended      ended
                                           ended      December    December               For the fiscal year ended
                                          June 30,       31,         31,                       December 31,
                                         ---------   ---------   ---------   ----------------------------------------------

                                          1997 (1)    1996 (2)    1997 (1)    1998 (3)    1999 (4)    2000 (5)     2001 (6)
                                         ---------   ---------   ---------   ---------   ---------  ----------   ----------
                                                                  (in millions of pesos) (7)
BALANCE SHEET DATA:
Amounts in Accordance with Argentine GAAP:

Cash and Due from Banks                     875.9       513.7       803.4       616.5     1,048.4     1,091.6      1,294.5
Goverment and Private Securities, Net of
     Allowances                             960.2       543.6     1,273.4     1,111.4     1,509.2     1,952.6        455.9
Loans and Financial Leases, Net of
     Allowances                           5,316.3     4,796.7     5,191.1     6,046.7     6,064.7     6,436.1      6,723.6
Investments in Other Companies               26.8       103.9        31.6        29.4        22.4        14.6         50.4
Other Receivables from Financial
     Transactions                         1,310.1       937.4     2,252.3     3,377.8     3,105.3     4,347.0        889.1
Bank Premises and Equipment                 273.7       256.6       295.0       334.8       337.2       347.8        322.4
Other Assets                                 98.5       174.3       117.6       178.9       154.2       148.4        207.4
                                         ---------   ---------   ---------   ---------   ---------  ----------   ----------
     Total Assets                         8,861.5     7,326.2     9,964.4    11,695.4    12,241.4    14,338.1      9,943.3
                                         =========   =========   =========   =========   =========  ==========   ==========

Deposits                                  4,441.2     3,565.2     4,149.3     5,323.4     6,260.3     7,065.6      6,370.4
Other Liabilities from Financial
     Transactions                         3,373.1     2,742.6     4,833.6     5,113.3     4,617.6     5,698.1      2,312.5
Other Liabilities                           117.3       302.7        65.1       138.6       157.9       234.8        198.9
     Total Liabilities                    7,931.6     6,610.5     9,048.0    10,575.3    11,035.8    12,998.5      8,881.8
                                         ---------   ---------   ---------   ---------   ---------  ----------   ----------
Stockholders' Equity                        929.9       715.7       916.4     1,120.1     1,205.6     1,339.6      1,061.5
                                         ---------   ---------   ---------   ---------   ---------  ----------   ----------
     Total Liabilities and
     Stockholders' Equity                 8,861.5     7,326.2     9,964.4    11,695.4    12,241.4    14,338.1      9,943.3
                                         =========   =========   =========   =========   =========  ==========   ==========

Average Total Assets (17)                 7,668.5     6,816.7     9,700.9    13,063.9    11,479.2    13,438.2     12,340.1
Average Stockholders' Equity (17)           738.5       697.3       884.7     1,067.4     1,149.8     1,310.4      1,309.3
Book Value per Ordinary Share (Ps.)          3.10        2.39        3.05        3.34        3.60        3.86         3.06
Book Value per ADS                           6.20        4.77        6.11        6.68        7.19        7.73         6.12

Percentage of Balance Sheet Items
     Denominated in Dollars
     Loans, Net of Allowances              80.01%      80.35%      80.03%      79.14%      77.06%      79.76%       93.40%
     Total Assets                          72.29%      73.84%      71.46%      69.77%      71.40%      74.02%       83.05%
     Deposits                              67.78%      67.44%      63.69%      63.07%      69.85%      74.03%       79.39%
     Total Liabilities                     76.57%      77.47%      75.54%      74.60%      78.46%      78.41%       80.40%

Amounts in Accordance with United
States GAAP:

Stockholders' Equity                        939.7       721.8       890.4     1,480.0     1,667.9     1,672.6       (76.6)

                                                                             For the
                                                                For the     six-month
                                                     For the   six-month     fiscal
                                                     fiscal     period       year
                                                      year      ended        ended
                                                      ended    December     December            For the fiscal year
                                                     June 30,     31,          31,               ended December 31,
                                                     --------  ---------    ---------   ------------------------------------
                                                     1997 (1)   1996 (2)     1997 (1)   1998 (3)  1999 (4) 2000 (5) 2001 (6)
                                                     --------  ---------    ---------   ------------------------------------
                                                                            (in millions of pesos) (7)
FINANCIAL RATIOS:
Ratios in Accordance with Argentine GAAP:
Profitability
    Net Interest Margin (18)                           5.46 %     5.98 %    *  4.76 %   * 5.39 %    5.88 %   6.04 %   4.57 %
    Nominal Yield Spread (19)                          4.88       5.24      *  3.70     * 4.45      4.89     5.00     3.44
    Gross Yield Adjusted (20)                         10.23      10.99      * 11.46     *17.89     10.00     9.42    17.20
    Return on Average Assets (Total)                   3.72       2.12      *  1.25     * 0.77      1.04     1.54    (0.08)
    Return on Average Assets (Ordinary) (21)           1.91       2.12      *  1.25     * 0.77      1.04     1.54    (0.08)
    Return on Average Equity (Total)                  38.59      20.76      * 13.75     * 9.47     10.36    15.84    (0.78)
    Return on Average Equity (Ordinary)  (22)         20.07      20.76      * 13.75     * 9.47     10.36    15.84    (0.78)
    Operating Expenses to Average Assets               6.23       6.57      *  4.55     * 3.58      4.21     4.04     4.27
    Service Charge Income, net to Operating
    Expenses                                          62.92      62.38        47.66      48.92     48.08    57.22    61.88
    Service Charge Income, net to Operating
    Income (23)                                       46.07      43.76        38.42      35.50     30.66    33.00    40.97
    Efficiency Ratio (24)                             73.22      70.15        80.62      72.56     63.78    57.68    66.21

Capital
    Stockholders' Equity to Total Assets              10.49       9.77         9.20       9.58      9.85     9.33    10.68
    Tangible Stockholders' Equity to Total
    Assets (25)                                       10.28       9.00         8.91       9.04      9.34     9.01    10.32
    Total Liabilities to Stockholders' Equity          8.53 x     9.24 x       9.87x      9.44 x    9.15 x   9.71 x   8.37 x
    Risk adjusted capital ratio (26)                  13.58      13.93        15.44      15.55     17.77    16.06    13.58
    Excess capital over required minimum
    capital (27)                                      131.9      116.7        228.0      259.6     381.0    342.1    141.9

Credit Quality
    Past Due Loans to Total Loans (28)                 3.74       4.52         4.45       4.30      4.42     5.22     4.38
    Non-Performing Loans to Total Loans (29)           2.43       2.63         2.67       2.75      2.49     3.40     2.41
    Allowances to Total Loans                          2.69       2.88         2.85       2.79      2.71     3.58     3.27
    Allowances to Past Due Loans (28)                 71.87      63.69        64.14      64.92     61.19    68.61    74.62
    Allowances to Non-Performing Loans (29)          110.67     109.51       106.87     101.64    108.53   105.28   135.51
    Net charge offs (thousands of pesos)             25,220     10,904       11,828     48,341   115,905  236,032  268,724
    Net charge offs to average loans                   0.53       0.24         0.22       0.84      1.93     3.63     4.01

Liquidity
       Liquid Assets to Deposits  (30)                36.07      29.66        45.26      32.46     40.85    43.08    27.48
       Loans, Net of Allowances to Total
       Assets                                         59.93      65.47        52.01      51.55     49.39    44.52    66.97
       Deposits to Total Liabilities                  55.99      53.93        45.86      50.34     56.73    54.32    71.72

INFLATION AND DEPRECIATION RATES:
       Inflation Rate (W.P.I.) (31)                   (0.1) %     0.2 %       (0.7)%     (6.3)%     1.1 %    2.4 %   (5.3)%
       Inflation Rate (C.P.I.) (31)                    0.9        0.7          0.2        0.7      (1.8)    (0.7)    (1.5)
       Depreciation Rate (Peso relative to U.S. $)
       (32)                                            0.0        0.0          0.0        0.0       0.0      0.0      0.0

--------------------
(1) Consolidated to include the financial statements of Rio Valores and Riobank and, for the six-month fiscal year 1997, Geinver. Includes the results of operations of Compania Rio-Citi through the time of its sale on June 26, 1997 and its average balance sheets through May 31, 1997.
(2) Consolidated to include the financial statements of Rio Valores, Riobank and Compania Rio-Citi.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Geinver and Santander Fondos. Includes the results of operations and average balance sheets of Rio Valores through the time of its merger with and into Santander Bolsa. Additionally, it includes the assets, liabilities and results of operations of Santander Argentina, as a consequence of its merger with and into Banco Rio.
(4) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos. Additionally, it includes the assets, liabilities and results of operations of Geinver, as a consequence of its merger with and into Santander Fondos.
(5) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Additionally, it includes the assets, liabilities and results of operations of Banco Tornquist, as a consequence of its merger with and into Banco Rio.
(6) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

(7) Except per share and per ADS data, which are actual peso amounts, and percentages, unless otherwise indicated.

(8) The income statement data have been derived from the financial statements of the Bank. In order to present the financial information of the Bank in a format more familiar to U.S. investors, certain classifications and groupings have been made, and certain subtotals introduced, which differ from those used in the Consolidated Financial Statements presented on the basis of Argentine Banking GAAP. See "Item 5. Operating and Financial Review and Prospects--Presentation of Net Financial Income." In addition, see Note 30 to the Consolidated Financial Statements for a reconciliation to U.S. GAAP of the Bank's net income and stockholders' equity.
(9) Includes premiums on repurchase agreements and options sold and income from financial leases. Also includes gain from government securities, short-term investments and corporate bonds purchased, including interest received, capital gains and losses, and mark to market adjustments.
(10) Includes premiums on repurchase agreements and options purchased and loss from government securities and short-term investments.
(11) Reflects the gains (losses) realized by the Bank on its net dollar-denominated monetary asset position as the Argentine currency depreciates (appreciates). Also includes commissions on foreign currency exchange activities and net premiums on forwards sales and purchases of foreign currency.
(12) Net of taxes and certain commissions paid.
(13) Includes primarily income from investments in other companies, expenses recovered and provision for losses on other receivables and other allowances, net of monetary (loss) gain on other transactions. For fiscal year ended June 30, 1997, includes a Ps.168.0 million nonrecurring gain on the sale of Compania Rio-Citi, Siembra AFJP S.A., Siembra Seguros de Retiro S.A. and Sur Seguros de Vida S.A. (collectively, the "Rio-Citi Group") and a nonrecurring provision of Ps.18.0 million related primarily to the Acquisition (as defined in "Item 4. Information on the Company--History and Development of the Company--History").
(14) Net income (ordinary) excludes the after-tax net gain from the sale of the Rio-Citi Group of Ps.154.4 million, less certain other tax adjusted nonrecurring expenses and estimated restructuring costs aggregating Ps.15.4 million resulting from the Acquisition and the Combined Offering (as defined in "Item 4. Information on the Company--History and Development of the Company--History). These excluded gain and expense provisions are, collectively, classified as nonrecurring or extraordinary pursuant to Central Bank regulations.
(15) Until December 31, 1997, per share numbers are calculated on the basis of 300,000,000 shares outstanding. On June 25, 1997, the Board of Directors of Banco Rio declared a one-for-one stock dividend on the 150,000,000 shares outstanding on that date, increasing the number of outstanding shares by 150,000,000. The number of shares outstanding in prior fiscal years has been restated proportionately. On June 26, 1998, the number of shares were increased by 35,267,675 Class B because of the merger with Santander Argentina. On April 28, 2000, the number of shares were increased by 11,473,990 Class B because of the merger with Banco Tornquist. No ADSs were outstanding prior to the six-month fiscal year 1997 and per ADS data prior to such period are therefore pro forma based on the ratio of two Class B Shares (as defined in "Item 4. Information on the Company--History and Development of the Company--History) to one ADS.
(16) On June 26, 1997, the Bank and its subsidiary Riobank sold their entire equity interests (direct and indirect) in Compania Previsional Rio-Citi S.A., Siembra AFJP S.A., Siembra Seguros de Retiro S.A. and Sur Seguros de Vida, generating a profit, less applicable income tax of Ps.154,436 which was credited to the "Other income" account in the Consolidated Statements of Income as of June 30, 1997.
(17) The average balance for each period is the average of the month-end balances in such period.
(18) Net interest income as calculated from "Item 4. Information on the Company--Selected Statistical Information--Average Balance Sheet and Income From Earning Assets" divided by total average interest-earning assets. Included in net interest income are capital gains and losses and mark to market adjustments on government securities and short-term investments.
(19) Represents the difference between the average nominal rates earned on interest-earning assets (nominal gross yield) and the average nominal rates paid on interest-bearing liabilities.
(20) Interest earned divided by average interest-earning assets, adjusted for the effects of inflation and currency fluctuations.
(21) Defined as net income divided by average total assets adjusted for the effects of any nonrecurring income.
(22) Defined as net income divided by average stockholders' equity adjusted for the effects of any nonrecurring income.
(23) Operating income is defined as the sum of net financial income before provision, and service charge income, net.
(24) Defined as operating expenses, net divided by the sum of net financial income before provision, and service charge income, net.
(25) Defined as stockholders' equity minus intangible assets divided by total assets. Intangible assets for all periods are comprised principally of expenses related to the administrative and systems reorganization incurred in that fiscal years.
(26) Based on the Basle Committee on Banking Regulations and Supervisory Practices (the "Basle Committee") framework for capital measurement and capital standards of banking institutions. The Central Bank's minimum capital adequacy rules are based on those recommended by the Basle Committee but are stricter in some respects. See "Item 4. Information on the Company--Selected Statistical Information--Capital Resources--Capital Adequacy."
(27) Defined as the excess of the Bank's capital, as calculated under Central Bank requirements, over the Central Bank's minimum capital requirement. See "Item 4. Information on the Company--Selected Statistical Information--Capital Resources--Capital Adequacy."
(28) Past-due loans are equal to the loans classified in the Potential Risk, Problematic, High Risk of Insolvency, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's commercial portfolio and in the Inadequate Performance, Deficient Performance, Difficult Collection, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's consumer loan portfolio categories of the loan classification system of the Central Bank at June 30, 1997 and December 31, 1996, 1997, 1998, 1999, 2000 and 2001. See "Item 4. Information on the Company--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements--Loan Loss Provisions."
(29) Includes loans in the Problematic, High Risk of Insolvency, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's commercial portfolio and in the Deficient Performance, Difficult Collection, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's consumer portfolio at June 30, 1997 and December 31, 1996, 1997, 1998, 1999, 2000 and 2001. See "Item 4. Information on the
     Company--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements--Loan Loss Provisions."
(30) Liquid assets include cash and due from banks and government securities, net of allowances.
(31) Source: INDEC.
(32) Source: Banco de la Nacion Argentina.

              CAPSULE FINANCIAL INFORMATION OF SANTANDER ARGENTINA

Business of Santander Argentina

         Pursuant to the Merger, Santander Argentina merged into Banco Rio on October 15, 1998, effective for Argentine GAAP purposes from January 1, 1998. Banco Rio thereby succeeded to all Santander Argentina's business, which has been integrated with that of Banco Rio. As further described under "--Presentation of Financial Information--Accounting for the Merger," significant differences exist between the merger accounting under Argentine and U.S. GAAP, including differences in identification of historical financial statements.

         Santander Argentina began operations under that name on December 4, 1963. Substantially all of its shares were indirectly controlled by the group of companies controlled by or affiliated with Banco Santander (collectively, "Grupo Santander," "Santander Group" or the "Group") from that time until the Merger.

         Initially, Santander Argentina provided typical retail banking services, credit facilities to local businesses and financing of foreign trade transactions. Its business was subsequently redefined, primarily as a result of the development of Argentina's capital markets. Santander Argentina refocused its activities on wholesale banking and investment banking, concentrating specifically on advisory services relating to structuring debt and equity financing, on brokerage of Argentine and foreign government bonds and related securities custody services for Argentine and foreign investors, on foreign exchange transactions, on depositary services for mutual funds, and on development of financing facilities for businesses based in Argentina. Santander Argentina actively participated in the development of new financial products. Santander Argentina had two subsidiaries, Santander Bolsa and Santander Fondos, engaged in brokerage and mutual fund services, respectively.

         Santander Argentina was licensed in 1963 by the Central Bank to engage in a banking business. Its only office was in Buenos Aires, and it operated outside Argentina through Banco Santander's branches and other companies in Grupo Santander. At the time of its merger with the Bank, Santander Argentina employed approximately 100 persons.

         As explained under "--Presentation of Financial Information--Accounting for the Merger," under U.S. GAAP the merger resulted in the separate legal entity Santander Argentina being absorbed into Banco Rio. However, under U.S. GAAP the former consolidated operations of Banco Rio would be treated as acquired by Santander Argentina as of August 22, 1997. Accordingly, these U.S. GAAP balances and ratios relating to calendar 1998 are not comparable with the stand-alone U.S. GAAP balances and ratios of the pre-merger Banco Rio as reflected in columns dated prior to 1998.

         The following capsule financial information of Santander Argentina, presented in accordance with Argentine GAAP, as of and for December 31, 1996 and 1997 has been derived from, is qualified by reference to, and should be read in conjunction with the audited consolidated financial statements of Santander Argentina, which have not been included in this Annual Report as of and for each of the fiscal years ended December 31, 1996 and 1997 and the related notes thereto.

                                    Fiscal Year Ended     Fiscal Year Ended
                                    December 31, 1996    December 31, 1997(1)
                                    -----------------    --------------------
INCOME STATEMENT DATA                       (in thousands of pesos)

Financial Income ................   Ps.       22,101     Ps.          85,285
Financial Expense ...............            (16,810)                (77,262)
Provision for Loan Losses .......               (350)                   (371)
Service Charge Income, net ......              6,143                  11,499
Operating Expenses ..............            (16,471)                (20,181)
Other Income (Expense, Net) .....                (55)                    242
                                    -----------------    --------------------

      Net Income (loss) .........   Ps.       (5,442)    Ps.            (788)
                                    =================    ====================

                                          As of                 As of
                                    December 31, 1996    December 31, 1997(1)
                                    -----------------    --------------------
BALANCE SHEET DATA                          (in thousands of pesos)

Loans, Net of Allowances ........   Ps.        85,520    Ps.          300,088
Other Receivables from
Financial Transactions, Net of
Allowances ......................             797,610                 253,563
Other Assets ....................             237,707                  98,106
                                    -----------------    --------------------

      Total Assets ..............           1,120,837                 651,757
                                    =================    ====================


Deposits ........................             102,343                 368,425

Other Liabilities from
Financial Transactions ..........             922,160                 185,852
Other Liabilities ...............               4,939                   7,402
Subordinated Debt ...............              25,547                  25,018
                                    -----------------    --------------------

      Total Liabilities .........           1,054,989                 586,697
                                    =================    ====================

      Total Stockholders'
      Equity ....................   Ps.        65,848    Ps.           65,060
                                    =================    ====================

--------------------
(1) Consolidated to include the financial statements of Santander Bolsa and Santander Fondos.

Exchange Rates

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in nominal pesos per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

                                                  Exchange Rate of Pesos per US$1.00
                                      -------------------------------------------------------------
Year Ended December 31,                    Low            High        Average (1)     Period-end
                                           ---            ----        -----------     ----------

1997                                        1.00           1.00            1.00           1.00
1998                                        1.00           1.00            1.00           1.00
1999                                        1.00           1.00            1.00           1.00
2000                                        1.00           1.00            1.00           1.00
2001 (2)                                    1.00           1.00            1.00           1.00
Month Ended
December 31, 2001 (2)                       1.00           1.00            1.00           1.00
January 31, 2002                            1.40           2.05            1.46           2.05
February 28, 2002                           1.70           2.15            1.99           2.15
March 31, 2002                              2.05           3.15            2.45           3.00
April 30, 2002                              2.68           3.15            2.86           2.98
May 31, 2002                                3.10           3.60            3.33           3.60
June 2002 (through June 25, 2002)           3.50           3.85            3.59           3.85

--------------------
(1) Represents the daily average exchange rate during each of the relevant periods.
(2) The Bank's assets and liabilities denominated in foreign currency as of December 31, 2001, were valued at the exchange rate of ARS 1 to each US dollar, as required by Resolution MD No. 01/02 of the "Consejo Profesional de Ciencias Economicas de la Cuidad Autonoma de Buenos Aires" (CPCECABA-Professional Council in Economic Sciences of Buenos Aires Autonomus City), by BCRA Communiques "A" 3439 and "A" 3574, by "Comision Nacional de Valores" (CNV - Argentine National Securities Commission) Resolution No. 392 and "Inspeccion General de Justicia" (IGJ - Governmental Regulatory Agency of Corporations) Resolution No. 2/02.
Source:  Banco de la Nacion Argentina.


     B.   Capitalization and Indebtedness

          Not applicable.

     C.   Reasons for the Offer and Use of Proceeds

          Not applicable.

     D.   Risk Factors

     Factors relating to Argentina
     -----------------------------

     The recent political and economic turmoil has halted commercial and
     -------------------------------------------------------------------
financial activities.
---------------------

     After the presidential elections of October 1999, President Fernando De la Rua had to face the economic recession affecting Argentina and the need to obtain political consensus on critical issues related to the economy, government spending, legal reform and social programs. However, President De la Rua did not obtain Congress support, as Congress was controlled by the Peronist opposition party, or cooperation from a number of provincial Peronist governors. De la Rua's political strength was weakened by conflicts within his party, which reached a peak with the resignation of the Argentine Vice-president in October 2000.

     De la Rua's Administration was not able to resolve the growing government deficit, both at federal and provincial level. Taxation revenues dropped due to the recession and the government sought refuge in financing granted by local banks and, to a lesser extent, by foreign banks. In practice, this was a limitation to the capacity of private companies to obtain financing from banks. As the government's financial health deteriorated, interest rates reached historical peaks, which halted the economy. The lack of credibility in Argentina's economic future and in its capacity to maintain the Argentine peso pegged one to one to the US dollar triggered a dramatic deposit flight. Despite the statements to the contrary, on December 1, 2001, the Argentine government froze bank deposits and incorporated exchange controls that thwarted capital outflows. Such measures deepened the stagnation of the Argentine economy to benefit the banking system, increasing social dissatisfaction, triggering lootings all over Argentina in December 19, 2001, and followed by the resignation of Economy Minister Domingo Cavallo on December 20, 2001. On December 21, 2001, after declaring the state of siege, President De la Rua resigned in midst of escalating political, social and economic unrest.

     On January 1, 2002, after resignation of a pro tempore president that held office for only one week, the Legislative Assembly appointed Peronist senator Mr. Eduardo Duhalde as Argentine President to hold office for the unfinished De la Rua's term of office until December 2003.

     Since his appointment on January 2, 2002, President Duhalde and the incumbent administration have implemented a number of significant measures such as:

     o Confirmation of the default on payments of a portion of the Argentine external debt declared by the pro tempore president;
     o Abrogation of certain provisions of the Convertibility Law (currency board) and creation of the regulatory framework for the Argentine peso devaluation;
     o De-dollarization of certain debts denominated in US dollars at the Ps.1 to USD 1 rate, other than a number of express exceptions;
     o De-dollarization of bank deposits denominated in US dollars at the Ps.1.40 to USD 1 rate;
     o Restructuring of bank deposits and maintenance of the restriction on the withdrawals of funds and transfers abroad;
     o    Enactment of the bankruptcy law to protect debtors;
     o Enactment of a reform to the charter of the Central Bank of Argentina to enable the bank to issue Argentine pesos in excess of the reserves in foreign currency, make short-term loans to the federal government and provide financial assistance to financial institutions with liquidity or financial problems; and
     o Obligation of all banks to sell all their holdings in foreign currency within Argentina to the Central Bank of Argentina at the USD 1 to Ps.1.40 exchange rate (this obligation is currently suspended).

     We cannot predict how the Argentine government will resolve the economic crisis. To that end, the internal and external support granted to the Duhalde Administration is not clear. Political protests and social turmoil are continuing on a regular basis all over Argentina and, to date, the International Monetary Fund (IMF) and other multilateral and public lenders have expressed their reluctance to grant financial assistance to Argentina before development of a sustainable economic model. The current government has enormous challenges to manage the current crisis, to obtain the support required to implement the reforms to resume economic growth and restore public confidence and, finally support the policies of the newly elected government next year. The fast and dramatic changes to Argentine social, political, economic and legal conditions and the absence of clear political consensus to support the new Government or any economic measure have created great uncertainty. As a result, all commercial and trading activities have almost halted, which aggravated the economic recession that triggered the current crisis.

     Argentina's lack of creditworthiness and the recent default on payment of
     -------------------------------------------------------------------------
Argentina's public debt have deepened the current financial crisis
------------------------------------------------------------------

     As of September 2001, the aggregate gross Argentine public debt was approximately USD 141.2 billion. On December 23, 2001, the former pro tempore president, Mr. Rodriguez Saa, declared the default on payments of a portion of the Argentine external debt and, on January 2, 2002, President Duhalde ratified such default and the restrictions on the withdrawal of bank deposits imposed on December 1, 2001. These measures contributed to deepen the recession and there was a sharp fall of taxation revenues of the last few months.

     Furthermore, the main international rating agencies have repeatedly downgraded the rating of Argentina's external debt. On November 6, 2001, Standard & Poor's downgraded the rating of long-term debt in foreign and

Argentine currency secured by the government from "CC" to "SD" (selective default). On December 3, 2001, Fitch IBCA, Duff & Phelps downgraded the rating of long-term debt from "CCC-" to "DDD" and the rating of short-term debt from "B" to "C". On December 21, 2001, Moody's Investors Service downgraded Argentina's foreign currency country ceiling for bonds to "Ca" from "Caa3", stating that the downgrading reflected the fast deterioration of economic, financial and social conditions.

     It may be expected that the lack of solvency of the Argentine government, its default and inability to obtain financing will affect significantly its capacity to implement reforms, weakening the capacity of the private sector to resume economic growth. As a result, recession may deepen, inflation and unemployment may rise and there may be new social turmoil. This may significantly affect the financial and commercial position and the results of operations of the Issuer.

     The recent Argentine peso devaluation creates increased uncertainty about
     -------------------------------------------------------------------------
Argentina's economic future
---------------------------

     On January 6, 2002, Congress passed the Law on Public Emergency and Exchange System Reform No. 25,561 (the "Public Emergency Law") which terminated a period over which the peso had been pegged one to one to the US dollar under the so-called "Convertibility Law" and eliminated the obligation to maintain, at all times, reserves in gold, foreign currency and bonds denominated in foreign currency at the Central Bank of Argentina for an amount equivalent to at least 100% of currency in circulation plus deposits in Argentine pesos of financial institutions with the Central Bank of Argentina. The Public Emergency Law grants the Executive the power to fix the exchange rate of the Argentine peso to foreign currencies and to issue regulations related to the exchange system. On the same date, the Executive established a dual temporary exchange system which established a fixed exchange rate for exports and imports at ARS 1.4 to USD 1 and a floating exchange rate determined by the market for any other transaction.

     On January 11, 2002, once the Central Bank of Argentina lifted the bank holiday it had imposed on December 21, 2001, the exchange rate began to float freely for the first time since April 1991. The market had few US dollars to offer and the high demand took the exchange rate far above the USD 1 = Ps.1.4 used by the government in transactions related to its negotiation. This led the Central Bank of Argentina to intervene on several occasions by selling dollars to support the peso. But the Central Bank's capacity to support the peso by selling dollars is dependent on its limited dollar reserves and financial aid from the IMF, which has not been made available to date. Thereafter, the Argentine peso continued to fluctuate significantly. On February 3, 2002, the Federal Executive announced the elimination of the dual exchange rate system, to be replaced by a single floating exchange rate for all transactions and, on that same day, another banking holiday was imposed, which precluded the conversion of pesos until February 11, 2002. Since January 11, 2002, the volume of foreign currency trading has been limited and involved small amounts, mainly due to the restrictions imposed on withdrawal of bank deposits. In addition, until August 12, 2002, Central Bank of Argentina authorization is required for all transfers abroad made by the non-financial private sector, the financial sector and government-owned companies independent from the budget of their respective departments, when such transfers are for servicing the principal of financial loans or to pay out earnings and dividends, whatever the manner of payment, other than in cases of (a) payables to International Organizations, (b) payables to banks that with Multilateral Organizations co-financed investment projects,
(c) payables to governmental lending agencies or guaranteed by such agencies,
(d) payables to Multilateral Credit Organizations in which the Argentine Federal Government has equity interests through the Central Bank of Argentina or other federal-government owned banks, or guaranteed by such entities, and (e) payables to other Multilateral Credit Organizations under formalized agreements including covenants providing for treatment no less favorable than that given to the most favored creditor multilateral organization, or guaranteed by such Organizations.

     The devaluation is expected to create serious problems for the Argentine government. Most of its revenues come from taxes collected in Argentine pesos, while most of its financial obligations are denominated in US dollars. Accordingly, the Argentine government's capacity to service its foreign debt has been badly affected by the devaluation of the peso. The adoption of measures to restore fiscal accounts so as to allow servicing of government debt and balancing the budget after the devaluation would be sure to increase social disturbance and political instability.

     Historical experience prior to the enactment of the Convertibility Law leads to serious doubts as to the Argentine government's capacity to maintain strict monetary policy and control inflation. In the past, inflation has significantly weakened the Argentine economy and the Argentine government's capacity to create conditions enabling growth.

     The paralysis of the Argentine payment systems is adversely impacting
     ---------------------------------------------------------------------
economic activity and financial system normal operations and asset quality
--------------------------------------------------------------------------

     Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The severe economic recession, the restrictions to cash withdrawals, the devaluation of the peso, and the lack of confidence in the financial system are the main causes of the current shortage.

     The ensuing shortage of cash disrupted Argentina's payment system which has historically favored cash settlements. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina's cash-based informal economy and those who depend on it. In addition, the disruption of the cash-based payment system is adversely affecting the ability of debtors to make payments in connection with outstanding credits and overall economic and, as a result, fiancial system normal operation and asset quality.

     Exchange controls may prevent us from servicing our external debt
     ------------------------------------------------------------------
obligations
------------

     The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars.

     However, since December 3, 2001, the majority of transfers of funds abroad to effect payment of indebtedness require the prior authorization of the Argentine Central Bank. On February 8, 2002, the Argentine Central Bank issued Communication "A" 3471 which specified that until June 13, 2002, transfers from Argentina to other countries for the payments of principal on certain indebtedness, and the distribution of dividends, require the approval of the Argentina Central Bank. On March 25, 2002, the Argentine Central Bank issued Communication "A" 3537 that established the requirement of such approval for payments of interest for a specified period of time which pursuant to Communication "A" 3584, issued on April 29, 2002, will remain in effect until August 12, 2002. We cannot assure you that the Argentine Central Bank will modify its policy.

     Recent Argentine policies have restricted financial activities for an
     ---------------------------------------------------------------------
undetermined period of time
---------------------------

     The various measures recently implemented by the Argentine government have significantly deteriorated the confidence of depositors and investors in the Argentine financial system and in all financial institutions in Argentina as well as public sentiment towards banks. In addition, financial institutions have been blamed by the media and politicians for the enforcement of the "corralito". As a result, depositors are only withdrawing, and nor depositing, funds from the financial system which is losing approximately Ps.4,000 million deposits per month. In such a scenario, the ability of financial institutions to act as intermediaries between the public's funds and credit has been severely hampered.

     In a scenario where depositor confidence as well as public sentiment towards banks has been seriously affected, for an uncertain period of time, and to a larger extent than in the past, banking activity will most likely be limited to the provision of certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank account for transactional purposes and operation of credit card, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts and credit-card financing and foreign-trade services and financing.

     Under these circumstances, the scale of the operations of Argentine-based financial institutions and their business volume, the size of their assets and liabilities and most likely their income generation capacity could be much lower than in the past. We cannot assure you that these adverse circumstances will change in the future.

     The solvency of the financial system is currently in jeopardy
     -------------------------------------------------------------

     Even though deposits in the Argentine financial system have been decreasing for several years, a very significant volume of deposits was withdrawn from Argentine financial institutions in the last quarter of 2001, owing to increasing uncertainty and political instability. This run on deposits had substantial detrimental effects on the Argentine financial system overall. Most banks ceased to disburse new loans and concentrated on collection efforts to be able to pay their depositors. Despite such efforts, the general lack of external and domestic credit caused a liquidity crisis and hence numerous cases of missed payments, which, in turn, compromised the capacity of many Argentine banks to pay their depositors.

     On December 1, 2001, to forestall a run on the US dollar reserves of banks in Argentina, President De la Rua's government limited the amount of funds that account holders could withdraw from banks. Subsequently, President Duhalde's government announced a schedule setting the manner in and date on which deposits would be released. These restrictions, are still in effect, although withdrawal restrictions have been relaxed. Furthermore, on February 4, 2002, through Decree No. 214, the Argentine government resolved that all deposits denominated in foreign currency were to be switched into deposits denominated in Argentine pesos and for such purpose set the exchange rate at ARS 1.4 to each US dollar, as well as the issuance of Government bonds denominated in US dollars for which the depositors would be allowed to swap the currency-switched deposits, up to a certain amount.

     While the withdrawal restrictions and rescheduling of deposits and the recent compulsory switch into pesos of deposits originally denominated in US dollars have protected the banks from any further massive withdrawal of deposits, they have also paralyzed virtually all business and financial activities, cut consumption and significantly increased social disturbances, resulting in general rejection by the public and protests aimed at financial institutions, all of which has affected the Argentine financial system including the Central Bank of Argentina. On February 1, 2002, the Argentine Supreme Court ruled that certain measures adopted by the government to stem the withdrawal of deposits were unconstitutional. Notwithstanding, the government has continued to enforce the withdrawal restrictions and rescheduling of deposits, although it has relaxed certain limitations so as to allow the withdrawal of salaries. The solvency of the Argentine financial system is currently in jeopardy and such system's failure would have substantive adverse effects on economic recovery and political stability.

     With the Convertibility Law having been amended, inflation could reach high
     ---------------------------------------------------------------------------
levels
------

     The Argentine Federal Government incurred fiscal deficits of USD 4.1 billion in 1998, of USD 4.8 billion in 1999, and of USD 9.2 billion in 2000, and the fiscal for 2001 is expected to be of around USD 7.4 billion. The fiscal deficit is mainly due to the economic recession, the Argentine government's inability to reduce government spending, and decline in tax collection.

     Due to its fiscal deficit, Argentina's capacity to stimulate economic growth, prevent social disturbances and repay its debts in the short term is dependent on financial assistance from abroad. In December 2000 the IMF granted Argentina a contingent assistance package amounting to USD 39.7 billion; however, the IMF made availability of a large portion of the package contingent, among other things, on the Argentine government being able to cut its fiscal deficit and increase gross domestic product. Argentina was unable to meet the IMF's conditions, and as from December 5, 2002, this organization suspended other disbursements. In January 2002, the government resumed negotiations with the IMF but such negotiations have not yet resulted in any commitment on the part of the IMF. The Issuer cannot provide any assurance that negotiations with the IMF will continue nor that their outcome will be favorable to Argentina.

     On January 24, 2002, the Argentine government introduced amendments to the Central Bank of Argentina Charter, whereby such bank is allowed to issue money without being required to maintain any fixed or direct relationship with foreign currency and gold reserves, as well as to make short-term advances to the federal government to cover foreseen budget deficits. There is considerable concern that issuance of money by the Central Bank to finance government spending could unleash high inflation. Moreover, Argentina has a record of falling into hyperinflation, peaking in 1989, particularly coinciding in time with fiscal deficits and social disturbances. High inflation rates would worsen the current recession in Argentina. The devaluation of the peso has created pressures on the domestic price system that have generated inflation in 2002, after several years of price stability. In the period January-May of 2002, the consumer price index and the wholesale price index have exhibited cumulative increases of 25.93% and 80.76%, respectively.

     The Argentine economy is susceptible to be affected by the policies that
     --------------------------------------------------------------------------
the Argentine government might adopt in the future
---------------------------------------------------

     Historically, the Argentine government has exerted great influence over the economy. Owing to the current crisis in Argentina, over the last few months the Argentine government has promulgated many laws of great import - and sometimes have negative affect on the economy. The Issuer cannot provide any assurance that the legislation and regulations currently governing the economy will not be changed in the future, particularly in light of the ongoing economic crisis, nor can any assurance be provided that any such changes will not affect the Issuer's business operations, financial position or results of operations or its capacity to settle its debt instruments denominated in foreign currency, including the Securities.

     Emerging markets volatility; certain recent developments
     ---------------------------------------------------------

     Financial and securities markets in Argentina are influenced, to varying degrees, by the economic and market conditions in other emerging-market countries. Although the economic conditions vary form country to country, investors' reactions to the events occurring in a certain country may substantially affect securities from issuers from other countries, including Argentina. In 1994, the political and economic events occurred in Mexico adversely impacted on emerging markets in general and Argentina in particular. The lack of investors' trust resulted from a feeling that risk in Argentina and risk related to the currency in view of the Mexican crisis had worsened. Consequently, local and international investors and depositors withdrew the funds previously invested in financial assets and with banks in Argentina. This capital flight, which was reversed in 1996 and 1997, caused the Central Bank of Argentina's international reserves to fall; in addition, currency was issued and liquidity dropped. Therefore, interest rates skyrocketed and Argentina faced several adverse economic consequences, including a decrease in foreign currency reserves and increased financial market volatility. The world economic crisis which broke out at the end of 1997 originated in a fall in several Asian economies which continued during 1999, adversely affecting the Argentine economy. Such crisis was intensified by the devaluation of the Russian crisis and Russia's defaulting on debt payments in 1998. In January 1999, Brazil, Argentina's main commercial partner, devaluated its currency causing Argentine exports to fall, increasing the cost of Argentine credit, and creating major financial uncertainty in Latin American markets. After the Brazilian crisis, Argentine economy fell by 3% during the first quarter of 1999.

     It is impossible to assure that the capital flight and decreasing liquidity levels in the Argentine financial system or any other of the situations described herein will not occur again. Moreover, it is impossible to assure or guarantee that Argentina or its financial market or the Issuer's possibility to settle its obligations in due time will not experience substantial unfavorable effects as a result of such issues.

     Subordination of Deposits
     --------------------------

     Argentine Law No. 24,485 effective as from April 18, 1995, as amended by Law No. 24,627 establishing that in the event of bankruptcy or liquidation of the Bank, all depositors, regardless of whether they are individuals or companies, and regardless of the type, amount or currency of their deposits, are entitled to a general and absolute preferential right over all other Bank creditors (such as Holders), except for creditors with labor claims, those secured through a pledge or mortgage, or those granted under section 17, subsections (b), (c), and (f) of the Central Bank of Argentina's Charter (rediscounts granted to financial institutions based on transitory iliquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets), to collect the related receivables with 100% of the funds in liquidations or from the Bank's assets. In addition, the depositors of any kind of deposits are entitled to special privileges as compared to the rest of the creditors, except for those with labor claims and of those secured by pledges or mortgages, to collect the receivables (i) from Bank funds held by the Central Bank of Argentina as reserves; (ii) from other Bank funds existing as of the date on which the Bank's license is revoked; or (iii) from any proceeds resulting from compulsory transfer of the Bank's assets as ruled by the Central Bank of Argentina according to the following priority: (a) deposits of up to Ps.5,000 per person or the equivalent amount in foreign currency; (b) all deposits exceeding 90 (ninety days); (c) and all other deposits proportionately.

     As of December 31, 2000, and 2001, bank deposits totaled Ps.7.07 billion and Ps.6.37 billion, respectively.

     Inexistence of a Public Market for Securities

     Securities from any Series in particular may be listed on any stock exchange or securities market, or any automated quotation system. However, it is impossible to assure the existence of any secondary market for the Securities or the liquidity thereof on a secondary market should such market exist.

Factors Relating to Us
-----------------------

     Aggravation of the liquidity crisis
     ------------------------------------

     As a result of the loss in demand deposits starting in January 2002 which still affects the Argentine financial system, liquid assets with which financial institutions bear this drain in liabilities could be reduced reaching levels below those needed to maintain normal business operations. Therefore, the behavoir of the Bank's customers will have a significant impact on the financial condition of the Bank. This loss in liquid assets is partially offset by Central Bank through financial assistance.

     Increase in number of defaulting debtors
     -----------------------------------------

     Within a context of deepening recession and where salaries lose purchasing power by an increase in general price levels, the payment capacity of companies as well as individuals is impaired thus deteriorating the quality of loans granted to the private sector and an increase in defaulting debtors. We have been experiencing difficulties in collecting fees and payments from our customers. Our ability to collect such fees, or obtain the repayment of our loans, will adversaly impact the Bank.

     The inability to adjust our loans to the CER or CVS index will materially
     -------------------------------------------------------------------------
affect the Bank
----------------

     Pursuant to Decree No. 214/02 and complementary rules, assets and liabilities in foreign currency that were converted into peso-denominated assets and liabilities would, commencing 180 days from February 4, 2002, be adjusted pursuant to a coefficient to be published monthly by the Argentine Central Bank based on changes in the consumer price index. This coefficient was denominated CER (initials for the Spanish words Coeficiente de Estabilizacion de Referencia or Stabilization Coefficient of Reference). However, certain loans to individuals were subsequently excluded from such adjustment according to the CER value and became subject to adjustment according to an index that reflects the general level of wages in Argentina. This coefficient was denominated CVS (initials for the Spanish words Coeficiente de Variacion Salarial or Salary Variation Coefficient) which will become effective as of October 1, 2002, pursuant to Decree 762/02. We cannot assure you that any indexation will apply to our loans or that such indexation would increase our revenues in a manner commensurate with our increased costs. As a result, an increase in our funding and other costs due to inflation may not be offset by such indexation. This could have a material adverse affect on our financial condition and results of operations.

     Reduction of Income from Financial Intermediation
     --------------------------------------------------

     Constant deposits loss occurring in the Argentine financial system as from June 2001 together with a strong decrease in assets (as a result of loan repayment by the private sector) imply a major reduction in intermediation business. Additionally, the Argentine Government and the Central Bank of Argentina established a regulated rate for de-dollarized deposits resulting in a significant reduction in intermediation margins regarding prior-year levels. The combined effect of the reduction in business volumes and intermediation margins would cause an important fall in revenues.

     Cash Flow Maturity Gaps
     ------------------------

     The de-dollarization of deposits at the USD 1 = Ps.1.40 exchange rate and of most of the loans granted at the USD 1 = Ps.1 means an asymmetric de-dollarization generating a major equity difference. Such gap will be compensated with bonds to be issued by the Argentine Government, to be assigned to the financial institutions bearing losses from the de-dollarization mentioned above. The bond issuance terms and conditions provide that they will be amortized over a ten-year period while the contra to the liabilities are de-dollarized deposits where the Government established a rescheduling plan extending the amortization for no more than three years. However, as of the date of this Report, the Executive Branch and the Argentine Central Bank have not yet published all of the criteria necessary to determine the exact amount of compensation to be received by each financial institution, in the form of government bonds. This difference in the terms for amortizing assets and liabilities implies a significant increase regarding cash flow maturity gaps in normal business conditions effective in 2001. As a result of such foreign currency position, in the absence of compensation, the devaluation of the peso has resulted in a significant loss for the Bank and any further devaluation of the peso will increase the Bank's losses. If compensation for the above-mentioned short foreign currency position is received by us, our balance sheet will be matched in terms of currencies.

     A Major Increase in Government Risk
     ------------------------------------

     The asymmetric de-dollarization (at different exchange rates) in assets and liabilities and subsequent compensation against Government bonds resulted in an increase in financing granted to the Government (either through securities or loans) as a portion of total bank assets. Furthermore, the Argentine public sector, including the federal and the provincial governments, is currently in default.

     Issues before the courts
     ------------------------

     As of the date of this Prospectus, the Bank was subject to legal claims filed by depositors against deposits reprogramming and de-dollarization provided for by the Argentine Government with about 7,800 filings. As a result of such actions, courts have issued resolutions (many of which have not been met because the Banks filed the applicable appeals) obliging the Bank to provide amounts from such deposits totaling Ps.112 million and USD 108.7 million. Such amounts are related to the actions for which courts have ruled in favor either totally, partially or precautionary (most cases); increase in the number of actions with favorable rulings is possible with the subsequent impact it would entail. In addition, the Bank does not rule out the possibility of new suits being filed. Notwithstanding the fact that on February 1, 2002, the Argentine Supreme Court ruled that certain measures adopted by the Government to prevent fund withdrawals were unconstitutional, the Government continued to issue regulations aimed at decreasing the depletion of money from banks. For these measures to be effective they need to be ratified by the Argentine Supreme Court. This has not happened yet and it is impossible to determine whether it will do so.

     Factors beyond our control
     --------------------------

     Historically, the Argentine government has exerted great influence over the economy. We cannot predict how the Argentine government will resolve the economic crisis. The ability of the Bank to manage the crisis and to obtain financial assistance and compensation for the losses that the current economic and financial policies have otherwise prompted, as well as the level of our activity (and therefore our internal cash generation), depends to a large extent upon factors beyond our control including Argentina's successful negotiation of a substantial assistance package from the IMF and other multilateral lender.

     Differences in corporate disclosure and accounting standards
     ------------------------------------------------------------

     A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about Banco Rio than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. Furthermore, while Banco Rio is subject to the periodic reporting requirements of the US Securities Exchange Act, the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic disclosure required by U.S. issuers.

     The Bank maintains its financial books and records in pesos and prepares its financial statements in conformity with Argentine Banking GAAP. Argentine Banking GAAP differs in certain respects from both U.S. GAAP and Argentine GAAP. See Note 30 to the Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP as they relate to the Bank, and reconciliation to U.S. GAAP of net income and stockholders' equity.

Item 4. INFORMATION ON THE COMPANY

     A.   History and Development of the Company

History

     Banco Rio was founded in 1908 in the city of La Plata, capital of the province of Buenos Aires, as an insurance company under the name of Rio de la Plata Compania de Seguros Contra Incendios. As banking transactions increased during the 1930s, the insurance company expanded into banking operations in 1932 under the name of Banco de Creditos y Seguros Rio de la Plata S. A. In 1935, the name was changed to Banco Rio de la Plata S.A., and the insurance activities were transferred to a separate company.

     Carlos Perez Companc acquired over 90.00% of the shares of Banco Rio in 1960, and held the position of Chairman of the Board of Directors of Banco Rio until his death in 1977, when he was replaced by his brother, Jorge Gregorio Perez Companc. Jorge Gregorio Perez Companc held this position until his resignation as a consequence of the Acquisition (as defined below). In 1964, Banco Rio acquired Banco del Este, an Uruguayan bank with a branch in Buenos Aires. Banco del Este was subsequently merged with and into Banco Rio in 1968. In 1968, Banco Rio moved its legal headquarters from the city of La Plata to the city of Buenos Aires. The principal executive office of Banco Rio is at Bartolome Mitre 480, Buenos Aires, Argentina (1036). The main telephone number is 5411-4341-1000.

     Banco Rio acquired Banco Delta S.A., a local commercial bank, in 1981, which marked the beginning of a period of sustained growth that involved the acquisition of branches of Banco Rural S.A., Banco Espanol S.A. and Banco Comercial del Norte S.A. Between 1985 and 1987, Banco Rio acquired another local commercial bank, Banco Ganadero Argentino S.A.

     Since the late 1970s, when it opened a branch in Panama, an agency in New York and a representative office in Paris, the Bank has had an international presence. In 1987, Banco Rio, together with certain of its shareholders, established Riobank in the Cayman Islands, acquiring Sudacia's 70% equity interest in 1996. In 1996, Banco Rio opened a representative office in Sao Paulo, Brazil, in order to provide an institutional presence in that country and to support the Bank's relationships with corporations and correspondent banks operating in the Mercosur area. The Bank closed its New York agency in December 1997.

     On May 26, 1997 and June 26, 1997, Jorge Gregorio Perez Companc and Maria Carmen Sundblad de Perez Companc (the "Perez Companc Family") and Sudacia, then holders of an aggregate of 78.93% of the capital stock and 91.50% of the voting power of Banco Rio, entered into agreements (the "Acquisition Agreements") with Santander Investment S.A. ("Santander Investment" or the "Controlling Shareholder") and Banco Santander S.A., a Spanish corporation (sociedad anonima) ("Banco Santander"), which resulted in the transfer to Santander Investment on August 22, 1997 of 105,180,556 Class A Shares, representing 35.06% of the capital stock and 51.00% of the voting rights of Banco Rio (the "Acquisition").

     The Controlling Shareholder and Banco Santander agreed in the Acquisition Agreements that, so long as Banco Santander directly or indirectly controls Banco Rio and so long as Sudacia and/or the Perez Companc Family (or any of their respective successors, controlling or controlled entities or entities under common control) continue to own at least 10.00% of the outstanding common stock of Banco Rio ("Common Stock"), Banco Santander will conduct all of its banking business with Argentine corporate and individual clients through Banco Rio, provided such business is profitable and consistent with sound business policy.

     As provided in the Acquisition Agreements, the Controlling Shareholder and Sudacia entered into the Shareholders Agreement and Banco Rio and Banco Santander entered into the Management Agreement. See "Item 7. Major Shareholders and Related Party Transactions" for a further description of these agreements.

     On June 26, 1997, the Bank sold its direct and indirect equity participation in Compania Rio-Citi, Siembra AFJP S.A., Siembra Seguros de Retiro S.A. and Sur Seguros de Vida S.A. (collectively, the "Rio-Citi Group") to Citicorp Pension Management Company Limited, Citicorp Banking Corporation and other related companies for an aggregate amount of U.S.$229.0 million. This transaction resulted in a gain for the Bank of approximately Ps.154.4 million for fiscal year 1997.

     In October 1997, 84,640,000 Class B Ordinary Shares of Banco Rio with one vote per share, par value Ps.1.00 per share (the "Class B Shares"), were offered to the public in and outside Argentina (the "Combined Offering") by Sudacia and the Foundation.

     Pursuant to the Acquisition Agreements, Sudacia and Banco Santander and Santander Investment also agreed to cause the merger of Santander Argentina with and into Banco Rio. The Merger was consummated on October 15, 1998 and, at such time, became retroactively effective as of January 1, 1998 under Argentine GAAP. See "Item 3. Key Information--Selected Consolidated Financial Information of the Bank--Presentation of Financial Information--Accounting for the Merger." The Merger resulted in the issuance of 35,267,675 newly issued Class B Shares in exchange for all of the shares of common stock, par value Ps.0.01, of Santander Argentina. In connection with the Merger, Banco Rio acquired 99.99% of the capital stock of Santander Fondos, a subsidiary that subsequently merged with Geinver and that manages and administrates mutual funds, and 99.96% of the capital stock of Santander Bolsa, an investment banking subsidiary that subsequently merged with Rio Valores.

     On September 25, 1998, Sudacia transferred all of its Class A shares and Class B shares to BRS Investments S.A. ("BRS Investments"), a company that is wholly owned by the Perez Companc Family and was formed initially to hold these shares. BRS Investments is a successor in interest to the rights and obligations of Sudacia under the Registration Rights Agreement, the Shareholders Agreement and the option granted to Banco Santander.

     On December 12, 2000, the Foundation entered into a contract with Merrill Lynch International, London ("Merrill") to sell to Merrill all of the 24,999,998 class B shares owned by the Foundation. On the same date, the Perez Companc Family entered into a separate contract with Merrill to transfer to Merrill all the 36,730,452 Class A shares and 2,539,000 Class B shares owned indirectly through BRS Investments, by the sale to Merrill of all the shares of BRS Investments, which was wholly owned by the Perez Companc Family. The sale of BRS Investments was consummated on December 18, 2000. The Foundation sale was consummated on February 8, 2001. On January 2002, as a consequence of the exercise of these options, Banco Santander holds, directiy and indirectly through other entities of the SCH Group, class "A" and class "B" shares representing of the 98.85% stockholders'equity and 99.24% of the votes.

     After the year-end, on January 3, 2002, controlling shareholders of Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A., company fully and indirectly controlled by SCH Group), a financial institution, signed an agreement to merge both companies, whereby all transactions of the absorbed company, Origenes Vivienda y Consumo Compania Financiera S.A., are assumed by the absorbing company, Banco Rio de la Plata S.A. Such merger will be retroactively effective for legal purposes as from January 1, 2002, upon approval by the related oversight authorities.

     Additionally, on January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sold Santander Overseas Bank Inc. its 100% equity interest Santander Riobank (Grand Cayman).

Recent Developments

     Banco Santander Exchange Offer and Delisting

     On June 21, 2000, the Santander Central Hispano group (the "BSCH Group") launched a Public Tender Offer in Argentina and the United States for shares and American Depositary Shares in Banco Rio de la Plata S.A. totaling 94,666,698 Class B book-entry shares, each with a face value of Ps.1.0 and entitled to one vote, representing 28.24% of capital stock. This Public Tender Offer closed on July 20, 2000; 88,830,009 Class B shares were tendered in acceptance, resulting in the exchange of shares in Banco Rio de la Plata S.A. representing 26.50% of capital stock and carrying 9.80% of the votes for shares in Banco Santander Central Hispano S.A. ("BSCH"). The exchange ratio was five BSCH shares for every seven Banco Rio de la Plata S.A. shares.

     The Shareholders' meeting of the Bank of April 27, 2001 agreed to delist from the New York Stock Exchange the ADRs because of the low number of holders and volume traded. On November 1, 2001, the Bank announced that its ADRs would be delisted from the New York Stock Exchange. On December 14, 2001, the Bank's ADRs were suspended and delisted from the New York Stock Exchange, as instructed by the Securities and Exchange Commission.

     Banco Tornquist Merger

     On April 17, 1999, Banco Santander S.A. of Spain merged with Banco Central Hispanoamericano S.A. ("BCH") in a transaction in which the surviving corporate entity upon consummation of the merger was Banco Santander Central Hispano S.A. The term "Banco Santander" in this Annual Report means Banco Santander S.A. of Spain if it refers to the period of time prior to the merger with BCH and Banco Santander Central Hispano S.A. if it refers to the period of time thereafter.

     Prior to the merger, BCH owned 50.00% of the shares of Banco Tornquist and about 9.90% of the shares of Banco de Galicia y Buenos Aires S.A., each of which is an Argentine commercial bank. After the merger of Banco Santander with BCH, on May 3, 1999, Banco Santander acquired a Chilean company which owned the remaining 50.00% of Banco Tornquist. Therefore, after that purchase, Banco Santander Central Hispano S.A. owned 100.00% of Banco Tornquist.

     On January 6, 2000, the controlling shareholders of Banco Rio and Banco Tornquist signed an agreement to merge both institutions effective as of January 1, 2000, thereby integrating the operations of Banco Tornquist into Banco Rio. Banco Tornquist is an indirect, wholly owned subsidiary of Banco Santander Central Hispano.

     Under the merger agreement, Banco Rio immediately assumed the management of Banco Tornquist. The merger was approved by the boards of directors of both banks. On April 28, 2000, the general shareholders meetings of both banks approved the merger and the exchange ratio.

     Subject to a number of customary conditions, including approval by regulators, Banco Rio increased its share capital in the amount of 11,473,990 Banco Rio class B shares. Banco Tornquist was valued at Ps.71.4 million. The exchange ratio was set at approximately 11.96 Banco Tornquist shares for each class B share of Banco Rio, based on the valuation report prepared by Deloitte & Touche L.L.P. of the financial condition of Banco Tornquist as of December 31, 1999 and its contribution to the business of Banco Rio compared to the average value of the listed share capital of Banco Rio for the three months prior to January 6, 2000. The merger between Banco Rio and Banco Tornquist was authorized by the Argentine Central Bank on March 9, 2000.

     In anticipation of the future integration of its business into Banco Rio, Banco Tornquist established, in the last quarter of 1999, loan loss provisions in order to reach the same level of coverage of non-performing loans as Banco Rio plus other adjustments required by the integration process. In order to counteract the effect on Banco Tornquist's net worth resulting from these provisions, Banco Santander Central Hispano invested an additional Ps.55 million in equity capital in Banco Tornquist effective as of December 31, 1999. At December 31, 1999, Banco Tornquist had total assets of Ps.980.5 million, loans (net of allowances) of Ps.473.9 million and stockholders' equity of Ps.17.3 million. Banco Tornquist's non-performing loan portfolio was Ps.109.0 million at December 31,

1999. For the year ended December 31, 1999, Banco Tornquist had a net loss of Ps.190.4 million, which reflected in substantial part the loan loss provisions and other adjustments made in the fourth quarter of 1999.

     The merger of Banco Tornquist with and into Banco Rio became final on June 30, 2000, and was given retroactive effect as from January 1, 2000. All Banco Tornquist business outstanding as of such date that was transferred to the Bank discontinued all operations. The merger of Banco Tornquist with and into Banco Rio and the former's subsequent dissolution was registered with the Inspeccion General de Justicia (governmental regulatory agency of corporations) on July 13, 2000.

     Also due to the merger mentioned in the preceding paragraph, Banco Rio holds 58.33% of the capital stock and votes of Gire S.A. In addition, on December 26, 2000, the Boards of Directors of Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Administradora Tornquist S.A. Gerente de Fondos Comunes de Inversion decided that the latter was to be merged into the former.

     Capital Expenditures and Divestitures

     Since 1998, the Bank has carried out significant investments in four basic areas:

     o The adjustment of the branch network to a new business strategy, which involved the remodeling of 170 branches during the first half of 1998, with U.S.$45 million invested.

     o The expansion of the branch network, a process that begun in the second half of 1998 and was finalized in June 1999 for the most part. During this period, 87 new branches were added to the Bank's distribution network, with U.S.$35 million invested.

     o The adaptation of the Bank's computer systems to the Y2K effect, with an investment of U.S.$12 million.

     o The replacement of the Bank's core systems and the migration to a framework based on Altamira, an integral solution broadly adopted by top-ranked international financial institutions. The investments involved in this process amounted to U.S.$10 million.

     During the year 2001, the Bank has made no new significant investments, and it has been limited to making small maintenance investments. The Bank has not carried out significant divestitures during the last three years.

     B.   Business Overview

Introduction

     The Bank is one of the largest private sector commercial banks in Argentina, with assets of Ps.9.9 billion, loans (net of allowances) of Ps.6.7 billion, deposits of Ps.6.4 billion and stockholders' equity of Ps.1.1 billion at December 31, 2001. For fiscal year 2001, the Bank had net income of Ps. minus
10.2 million. Based on net income, for the fiscal year 2001 the Bank had a return on average equity of minus 0.78% and a return on average assets of minus 0.08%. The Bank had a market share of 8.45% in terms of total loans (net of allowances) and 8.70% in terms of total deposits in the Argentine financial system at December 31, 2001. Its service offering is channeled through one of the widest distribution networks in Argentina. It is based on 274 branches in real time connection, 83 of which are located in Inner Buenos Aires, 59 in Outer Buenos Aires, and the remaining 132 branches are distributed among 20 of the 23 Argentine provinces. Furthermore, the Bank has 593 ATMs, 667 self-service information terminals, 37 customer service positions at companies and 114 customer service positions in public places, a telemarketing center, phone banking and access through the Internet. The Bank is headquartered in the city of Buenos Aires

     The Bank is a universal bank engaged in a wide variety of commercial and investment banking activities and related financial services directed towards large corporations, small- and medium-sized companies, and individuals. The commercial banking activities of the Bank include providing products and services such as personal and corporate loans, deposit-taking, credit and debit cards and overdraft facilities. The Bank also engages in investment banking and project finance. In addition, the Bank develops and sells mutual funds, markets and sells insurance products, and provides foreign trade financing and other transactional and cash management services.

     The Bank has historically been one of the leading corporate banks in Argentina and has taken advantage of its strong relationships with its corporate customers as a base for increased expansion into the consumer and middle markets. Over the last several years, and in response to the significant political and economic changes in Argentina, the Bank has begun to emphasize its consumer business and has sought to build its middle market business.

     During 2001, the aggregate gross Argentine public debt grew enormously and as of September 2001, was of about USD 141.2 billion. The default on payments of external debt and the restrictions on the withdrawal of bank deposits further contributed to deepen the recession in Argentina. The measures adopted by the Argentine government have significantly deteriorated the confidence of depositors and investors in financial institutions, and in financial system as a whole. As a result, depositors are not only withdrawing, but also not depositing funds, this led to the enforcement in December 2001, of various restrictions on cash withdrawals from bank deposits, otherwise known as the "corralito". Due to prevailing crisis, most of the banks have ceased to disburse new loans and concentrate on collection efforts to be able to pay their depositors. The general lack of external and domestic credit has aggravated liquidity crisis in Argentina. Further devaluation of the peso, exchange controls preventing conversion of pesos into U.S. dollars has significantly weakened Argentine economy and the Argentine government's capacity to create conditions enabling growth.

     As a consequence, the Bank's business activities have substantially contracted compared to historical levels since December 2001 in light of the liquidity crisis and economic and political environment in Argentina. Since that date, the Bank has suspended most new originations of all types of loans, has big difficulties to get new deposits and decreased the sale of related-financial products. In spite of the fact that we have acted proactively to reinforce credit risk controls by strengthening credit approval, follow-up and recover processes, the asset quality of our loan portfolio will deteriorate. In this context, the Bank's strategy gave priority to maintaining ample liquidity and decreasing exposure to the government sector, as the main measures aimed at protecting shareholders' and depositors' equity and interests. Also, we have begun planning to reduce expenses and we are working to redefine our offer of products and services to face this new situation.

     As a result, the Bank's future business operations may differ from the description of the Bank's business contained in this annual report for the fiscal year ended December 31, 2001.

Business Strategy

     The Bank's overall long-term strategy is to maintain its position as one of the leading universal banks in Argentina, providing a full range of financial and financial-related products and services to large corporations, small- and medium-sized companies and individuals nationwide. To this end, Banco Rio has adopted a clear and definite customer-oriented approach. That requires that it first gets to know the customer and identify and satisfy its financial needs. The customer-oriented approach as the basis of income and growth has driven the design and organization of the Bank.

     Our commitment is to provide customers with high quality products and services that meet their specific needs, primarily through a segmented service and product offering that groups customers based on their preferences and needs. Individuals, for example, are offered products and serviced fitted to their social and economic level and designed to enhance our relationship with the customer. Over time, we strive to meet the changing needs of each customer with new products and services. This process, which may be described as a process of maturing and customer loyalty, actually creates value that is perceived by customers. This is shown by the fact that at present 65% of customers use three or more products.

     Another customer-oriented approach is our distribution strategy which is based on an extensive network of branches all over the country giving us an extensive multi-channel network with strong emphasis on automated channels. Automation, that started to expand in conjunction with the development of information technology to improve internal administrative processes, is today a customer strategy in itself. Electronic facilities have become a feasible and secure alternative of widespread acceptance in order to obtain accurate and timely information and perform on-the-spot transactions. The growing acceptance of electronic interfacing with our customers through computers, automated teller machines
(ATMs) and other means has increased productivity and customer satisfaction.

     Distribution and automation also help multiply points of contact and facilitate transactions. Along with the 274 branches scattered in the major urban centers of the country, Banco Rio owns 593 ATMs, 667 self-service information terminals, 37 customer service positions at some of our larger customers, and 114 customer public service positions, one telemarketing center, a customer call or phone banking center, and Internet access through the Bank's specialized Web site. Customer segmentation at electronic facility level is made by offering three different products on the Internet: RIO Serv, Net Banking, and RIO Home Banking, oriented towards corporations, small and medium-sized companies, and individual segments, respectively. Automated transactions have become increasingly accepted, now accounting for 78% of total transactions.

     Our commitment to quality service is the major part of our strategy, particularly in difficult times. The Bank tries to steadily enhance customer satisfaction. Therefore, Service Principles have been set and Performance Appraisal Programs have been implemented for the employees and work teams. The Quality Committee created during the fiscal year 2000 and made up of the Bank's highest authorities controls the plan and decides on future actions, in conjunction with the Claim Committee, who receives and process the client's compliants about the quality of the services.

     The Bank recognizes that risk management policies, processes and controls are also key factors in successfully carrying out its strategy - particularly in light of recent events throughout Argentina. The Bank continuously seeks to improve the quality of its loan portfolio and its overall risk index by requiring continual adherence to its credit management policies. The Bank has sought to establish a strong risk management culture, particularly for its consumer and middle-market banking activities, in order to maintain the quality of its loan portfolio. In 2000 the Bank created a middle-market risk unit in the risk management area, which plays an important role in the credit management process. In 2000, the Bank also put in place a credit approval delegation system based on a credit-risk committee structure, and developed a training program for all credit and account officers. In the consumer sector, the Bank in 1999 implemented a credit scoring system and segmented the consumer market in order to develop products that closely match the needs of the various segments of the consumer market. The Bank believes that its investments in developing risk management and credit management policies will enable it to take advantage of growth opportunities while maintaining the high quality of its loan portfolio even in times of economic uncertainty. During the fiscal year 2001, the Bank acted proactively to reinforce credit risk controls by strengthening credit approval, follow-up and recovery processes and centralizing the approval of some types of credits.

     After a period of three years of outstanding evolution and growth for Banco Rio since its incorporation into the regional franchise of SCH Group, in 2001, its activity and results have been severely affected by the deep economic and institutional crisis by which Argentina is enmeshed. In this context, the Bank focused its strategy on prioritizing liquidity and solvency by adopting policies aimed at tightening requirements to assume new risks and reducing public sector risk exposure, in spite of the impact on results. Therefore, the traditional objectives of growth and the launching of new products and services, have been subordinated awaiting the resolution of the crisis. Since the end of the year 2001, we have reduced the sale of products substantially and we suspended practically all new originations of loans.

Business Operations

     The Bank is a universal bank engaged in commercial banking, investment banking and other financial activities directed towards its three major customer segments: consumer, middle market and corporate. Commercial banking activities include the provision of traditional banking products and services such as deposit-taking, lending (including overdraft facilities), promissory notes, bill discounts, personal loans, secured loans (including mortgages and chattel mortgages), credit lines for financing foreign trade and investment projects, and non-credit services to large corporations, small- and medium-sized companies and individuals. The Bank offers short- and medium-term loans denominated in pesos and dollars.

     Investment banking activities are, on the origination side, directed primarily to government, corporate and middle-market clients of the Bank and, on the distribution side, to institutional investors with whom the Bank has established relationships and to individual investors. The Bank's activities include merger and acquisition advisory work, debt and equity underwriting, and securities sales and trading.

     Other financial activities include the issuance of credit and debit cards, including Visa and American Express, the development and sale of mutual funds, the marketing and sale of insurance products, and the provision of foreign trade products and certain other transactional and cash management services.

     Commercial Banking

     The commercial banking business unit provides a wide range of financial products and services to individuals and middle-market businesses. It is an important area for the Bank's funding and its generation of interest and fee income.

     The more stable economic conditions experienced since the implementation of the convertibility plan (the "Convertibility Plan") have resulted in substantially increased loan demand from the consumer- and-middle market sectors, an increase in the availability of credit, lower interest rates and longer credit terms for loans. Through the Bank's extensive distribution network, the commercial banking unit of the Bank serviced more than 1.25 million customers at December 31, 2001. Approximately 66.69% of the Bank's total dollar-denominated deposits and 63.58% of its total peso-denominated deposits were attributable to this unit at such date. As a result of the repeal of the Convertibility Law and decrease in confidence of the depositors in Argentine institutions, we like most Argentine institutions have seen a dramatic decrease in deposits with no significant deposits having been obtained since December, 2001.

     Its service offering is channeled through one of the widest distribution networks in Argentina. It is based on 268 branches in real time connection, 81 of which are located in Inner Buenos Aires, 57 in Outer Buenos Aires, and the remaining 130 branches are distributed among 20 of the 23 Argentine provinces. Furthermore, the Bank has 593 ATMs, 667 self-service information terminals, 37 customer service positions at companies and 114 customer service positions in public places (primarily at the service gas stations of Repsol-YPF and ESSO networks), a telemarketing center, phone banking and access through the Internet.

     Innovation and segmentation are combined to respond to the different needs and lifestyles of the customers. Personalized and tailored customer assistance provided by the "RIO Infinity" product line is recognized in the market. Through exclusive publications for customers of each group, the bank has continued its actions to promote and sale products and services that are advantageous to customers and that have been specially selected. This strategy adds value to the Bank's services and stimulates cross-sales.

     The "SuperCuenta" product line, the first account that rewards savings in cash, has consolidated as market model. Under its 1, 2 and 3 models, designed to fit cost and functionality to the specific characteristics of each segment, SuperCuenta is the vehicle that enabled a growth in mortgage loans, collateral loans and insurance, affirming the "long-term relationship" marketing strategy. Over the year, the Bank has redoubled its efforts to grow in the salary account in the consumer segment.

     The bank assurance concept (sale of insurance products to Bank customers through the Bank's own channels) has maintained its steady growth as compared to prior years, since its grew by 20% as compared to the prior year, both in terms of commissions and policies. Commission income exceeded Ps.40 million, which supported the improvement in the efficiency ratio (Commission/expenses). We sell assurance policies mainly to the individual segment.

     Over the year, insurance products were incorporated to RIO Home Banking that placed the bank as one of the few institutions, including insurance companies, that allows its customers to purchase coverage through this channel. Furthermore, the Bank's customers have access to all the information about the insurance purchased (coverage, due dates, payments, etc.).

     The mortgage loan product line "Super Hipoteca" continued offering the widest range of products to acquire/condition homes. From 2000, the products benefited from the "Super Recompensa" that constitutes compliance incentives and is a powerful tool for customer-loyalty building and cross sales. Under this concept, customers with a good credit record and that hold Infinity or SuperCuenta accounts are awarded a discount covering a portion of the loan's installment. As of December 31, 2001, there were more than 34,000 loans for an aggregate of Ps.1,07 billion.

     Regarding collateral loans to finance the acquisition of cars, "Cuotitas" is a concept that includes the benefits provided by low financing costs, agreements with the best car dealers and a discount system for good credit performance. As of period-end, the portfolio included 24,600 loans that reached Ps.142 million.

     Small and medium sized companies were seriously affected in 2001. More than 25,000 small and medium sized companies are Banco Rio's customers, which led the Bank to implement efforts to understand their new reality and generate responses to enable such small and medium sized companies to continue growing and operating in an environment with decreased sales and restricted access to credits. In 2001, the Bank continued training its Company Account Officers to reach a high degree of specialization and creativity upon evaluating solutions to the different issues affecting our customers in the difficult macroeconomic context.

     Day-to-day business transactions received the support of our "Cuenta Comercio", as an overall response to usual business operations, including automatic crediting of payments related to credit cards and permanent services. By midyear, the Bank developed the Special Checking Account to enable companies to continue with the operations that they conducted through their savings accounts.

     The group of automatic banking tools exclusively available for companies is "Super Banca Facil Empresas". All companies that are customers may have the following products, according to their business methods: "Net Banking" and "RIOself Empresas". "Net Banking" enables customers to access to and manage their accounts, investments and loans, make payments through transfers and receive information from any PC. Security and confidentiality of the data is assured through state-of-the-art encrypting technology. The service is free and even companies that do not have an Internet connection can have the service through Infovia.

     "RIOself Empresas" is a service provided through self-service terminals that are located at Banco Rio branches and at RIO24 areas. They are operational everyday from 7 a.m. to 9 p.m. and accept deposits, payments, investments, requests and account inquiries. Companies may operate with these channels only or supplementing them with other channels. For example, they may request a checkbook through RIOself and then authorize the transactions by calling RIOline (phone banking) or by visiting Net Banking (through the Internet).

     To attain a faster response, the Bank has a fast credit analysis process "CPP" or Small Loan Central that enables an overnight response to a great number of applications of our enterprise customers. Small business, service companies, industrial customers and agribusinesses are generally assisted by qualified professional that form a structure focused on listening and sharing information to attain the best results.

     For the agricultural sector, "Super Agro" is a full line of products and services focused on supporting the growth of the production capacity. All branches located in rural areas have the capacity and experience to offer appropriate financing. The Bank continued supporting producers by financing the 2001-2002 harvest, prefinancing exports at competitive international rates and selling the production whether through warrants or grain warehouse receipts of storage companies. The Bank commenced the operations of the first Futures and Options Groups developed jointly with AACREA in 2000 to finance operations of customers in the futures markets.

     The Bank forecast is that Enterprise banking will be strongly transactional, focused on facilitating payments and collections of the customers within and without Argentina through our wide branch network and correspondent banks, respectively. The focus on transactions will not constitute a barrier to evaluate and develop financial tools and vehicles to finance working capital and investments to the extent that the financial system recovers adequate reliability and stability levels. Furthermore, another goal for the coming years is to support small and medium sized companies to conquer external markets through the bank network based in Latin America and Europe.

     Corporate Banking

     This is the Bank's business unit that provides commercial and investment banking services to large corporations, public-sector institutions and other financial institutions. It is the leader in the Argentine financial system in the provision of services to large corporations, based on its experience, membership to the SCH Group and the high financial capacity of Banco Rio.

     Corporate and Investment Banking offers services in the following areas:

     o    Corporate financing;

     o    Investment banking;

     o    Transactional services;

     o    Custody; and

     o    Foreign trade.

     Four specialized units per activity sector are in charge of covering all the needs of the different Corporate Banking customers (i) Manufacturing Industries, (ii) Primary Industries, (iii) Consumption Industries and (iv) Public Sector and Financial Institutions. In the case of Investment Banking, there is a unit in charge of providing M&A, capital and debt issuance and investment project financing advisory services.

     In fiscal year 2001, within a context marked by adverse economic conditions for wholesale business and the restrictions to grant new credit assistance due to the Argentine situation, the area participated in the following transactions:

     o Issuance of corporate bonds of Origenes Vivienda in the amount of U.S.$.93 million.

     o Syndicated loan in the amount of Ps.120 million to Alto Palermo, where the bank participated with Ps.25 million.

     o Issuance of debt securities secured by oil & gas royalties (joint lead managers together with Lehman Brother and Banco Macro) in the amount of U.S.$234 million for the Province of Salta.

     o Obtained an Engagement to advise Edenor to obtain long-term financing of the BEI for up to U.S.$50 million in Euros to finance new investments.

     During the year, trust activities expanded. The growing need to structure more complex financing and security methods allowed us to consolidate as the leading provider with the related benefits, both from the commission and financing margin viewpoint. In fiduciary services, the Bank stands out for its experience and capacity to be a reliable "third party" through the use of this mechanism that provides protection and security to complex transactions. Over the year, the Bank has participated in the most important security trusts organized in Argentina, and has had a very important role in the agreements with Swiss Medical, Mastellone, Aguas de Campana y Riverview, among others.

     Furthermore, the Bank has participated in more the 90 agreements related to registration and payment agencies, in the capacity of transfer agent and representative of the trustee in Argentina.

     The Custody area provides settlement, income collection, advising and legal and tax advisory services. The policies, proceedings and controls have been established at SCH Group levels to guarantee a uniform quality standard for the entire Group, regardless of the different locations and markets where the Group operates. Banco Rio is also one of the main ADR conversion agents.

     Transactional Services was defined as a key area in the current and future relationship between the Bank and its customers. The comprehensive solution offered by Banco Rio to corporations for transactional, banking and commercial activities is RIO Serv. Launched in 1999, RIO Serv is the tool that enables implementing and controlling the services required by companies, enabling them to operate from their offices in the most reliable and secure manner, operating in real time and conducting transactions in Argentina and abroad. It has the maximum security in management of information and monetary flow, providing a top confidentiality environment for transactions, since information is encrypted and we use digital certificates by each of the company's representatives. This tool has the essential infrastructure to support electronic B-to-B, permitting links between a company's IT system and those of its customers, vendors or the Bank, assuring automatic allocation of transactions, reducing costs and time significantly and increasing reliability.

     Some of the main companies that have trusted Banco Rio for the provision of specific solutions to their complex transactional processes are: Repsol-YPF, DaimlerChrysler, Renault Argentina, Ford Motor Argentina, Unilever, Kodak, Cargill, Massalin Particulares, Nobleza Piccardo and DuPont, among others.

     The Bank has consolidated as "Direct Debit" leader, and it is the leader in terms of number of debits. Some of our customers are the main Argentine utility companies, such as Telecom, CTI, Edea, Aguas Argentinas, Cablevision and Multicanal, representing more than 60% of the market of the companies with the largest revenues in Argentina.

     Electronic exchange of information between companies, as part of the customer-vendor relationship or between competitors, fostered the creation of "Comunidades de Negocios" (business communities). Business communities are large corporations together with their vendors and customers. We believe that value creation is higher in a group where all participants are integrated favorably. To that end, we have two services:

     o PIRYP (collection and payment integrated process), a base system required for the fluid exchange of collection and payment information. The main purpose is to create a commercial vehicle for development of payment, collection and value information businesses that may be highly efficient for the bank and all its customers; and

     o Rio Serv, the Internet electronic channel that interacts between the company and PITYP, resulting in a rich date electronic exchange.

     Trading Activities

     Trading activities are conducted through the treasury department of Banco Rio and were also conducted through Rio Valores until it merged with Santander Bolsa. Rio Valores was Banco Rio's brokerage subsidiary, established in 1992 to facilitate the Bank's trading for its customers on the Argentine over-the-counter market (the "Argentine OTC Market") and on the Buenos Aires Stock Exchange. The Bank is one of the largest traders of Argentine securities and Argentine Government securities. In June 1998, Rio Valores merged with Santander Sociedad de Bolsa, a subsidiary of Santander Argentina, which as of December 31, 2001 is the largest brokerage firm in Argentina with a 13.00% market share based on trading volume in the Buenos Aires Stock Exchange.

     The Bank's portfolio of Argentine Government and foreign government securities provides the Bank with a liquidity reserve and serves as inventory for the Bank's trading operations. See "--Selected Statistical
Information--Investment Securities."

     Mutual Funds

     The Bank developed, and is the depository for, the Superfondos Fondos Comunes de Inversion, a family of 16 open- and closed-end funds (resulting from the integration of the "BR" funds of Banco Rio and the "Superfondos" of Banco Santander of Argentina). The Bank markets the Superfondos Family of Mutual Funds as an investment alternative to both individuals and companies.

     The mutual fund industry plummeted in 2001 with the lowest equity in five years as of closing. Within this context, Superfondos were consistent with this trend ending the year with total equity managed in the amount of Ps.555 million. The pricing strategy implemented during the period enabled the Bank to meet revenue targets despite the serious difficulties. As regards profitability, investment objectives were undoubtedly met since 85% of funds were well over the benchmarks; such figure exceeds the 69% growth of the prior year.

     The fiscal year 2001 brought major risk challenges, which were satisfactorily overcome. The liquidity risk was addressed with adequate investment alternatives privileging time-deposit fund availability and easily-resizable assets, and profiting from market opportunities. As regards market risk, we privileged actual valuation while implementing innovations aimed at treating quota holders as other savers in different investment alternatives. In connection with credit risk, the activity was focused on a careful selection of counterparts, issuers, and financial institutions. Sudden market changes were fertile soil for operating risks, which were however adequately addressed.

     Other Services

     To facilitate the export and import operations of its customers, the Bank offers traditional foreign trade financing, including letters of credit, credit facilities, collections, bank drafts, fund transfers, bank acceptances and foreign currency transactions. The Bank also offers its business customers a wide range of cash management and transaction services aimed at improving their cash management and their ability to interact with their commercial counterparts. The Bank has a large corporate collections business operating through its extensive customer service network. Other important services are payroll services, accelerated check clearing, zero balance accounts and general account services.

     Through its SWIFT facility and its extensive correspondent network, the Bank supports its customers' needs for overseas funds transfers and collections. The Bank also provides electronic payment and banking facilities and automated data interchange services to its customers. In 1998, the Bank launched "RioEDI," a new Electronic Data Interchange-based customer access mechanism that offers real-time, secure, encrypted payments and collections, and "Debito Directo," an electronic payment mechanism that simplifies bill collection for the Bank's corporate customers.

     International Operations

     The Bank's main international activities are related to the development of new sources of funds in the international markets, including expanding credit lines, as well as trading activities, placement of debt and equity issues, foreign trade financing, money market and foreign exchange operations and lending and deposit-taking activities. As of December 2001, the Bank maintains relationships with approximately 400 correspondent banks worldwide.

     Investments in Other Companies

     The following table provides information with respect to the principal equity ownership of the Bank at December 31, 2001 in unconsolidated companies and other information about such companies at the end of their most recent respective fiscal year:

                         INVESTMENTS IN OTHER COMPANIES

                                                                          Last Published
                                                                           Stockholders'
                                   % of Shares                                Equity            Fiscal
                   Company             Owned      Principal Activity      (In thousands)      Period End
                   -------         -----------    ------------------      --------------      ----------
Bladex S.A.                                (1)    Banking               US$       699,204      12-31-00
Banelco S.A.                            20.00%    Services              Ps.        18,369      09-30-01
Visa Argentina S.A.                      5.00%    Services              Ps.        15,534      05-31-01
Interbanking S.A.                       15.00%    Services              Ps.         5,640      12-31-00

Mercado de Valores de Buenos Aires S.A.          0.94%    Securities Market     Ps.  155,797      03-31-02
Caminos de las Sierras S.A.                     37.97%    Roads works           Ps.  124,700      09-30-01
Origenes Vivienda y Consumo Cia Financiera
S.A. (Former Origenes Vivienda S.A.)            12.50%    Services              Ps.   28,133      09-30-01
Rio Cia de Seguros S.A.                         12.50%    Insurance             Ps.   10,351      09-30-01

--------------------
(1) The Bank and Santander Riobank hold 47,386 Class "B" shares, no par value, one vote per share, and 7,812 preferred shares, par value U.S.$10 per share, non-voting.

Competition

     The Bank has a presence in every market segment of the Argentine financial sector and a broad geographic base from which it offers a wide variety of financial products in Argentina. Competition in each market segment of the Argentine financial sector is strong. There are banks that have similar general objectives, while other banks, financial institutions, securities brokers, financial advisers and other entities compete with the Bank in specific products or types of activities, or in particular geographic areas. The Bank recognizes all of these banks and companies as competitors.

     From the last quarter of 1996 to the date of this Annual Report, there has been a substantial increase in foreign ownership of Argentine privately-owned commercial banks, including Banco Rio. The Bank believes that these banks will become stronger competitors because of their access to new technologies, services, products, financing and processes. See "--Argentine Banking System and Regulation--Recent Developments in the Argentine Banking System." The Bank believes that it will continue to face strong competition in all of its activities and that competition may increase as Argentina's financial system and markets continue to develop.

     The Bank believes that it has an important competitive advantage because of its historically strong relationships with large corporations and small- and medium-sized companies, its extensive customer service network and its advanced technology, which enables it to serve individual customers efficiently and provide them with high-quality service. In addition, the Bank follows credit policies designed to maintain and improve the quality of its loan portfolio. Finally, the Bank believes that its relationship with Santander Central Hispanico Group gave it access to products and technology that enabled it to compete more effectively in the Argentine financial sector.

                        SELECTED STATISTICAL INFORMATION

     In the following selected statistical information, assets and liabilities have been classified by currency of denomination (pesos or dollars), rather than by country of origin, because substantially all of the Bank's transactions are effected in Argentina or on behalf of Argentine residents in pesos or dollars. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements included elsewhere in this Annual Report.

     On August 22, 1995, the Argentine Government published Decree 316/95, which eliminated the requirement that financial information at any date or for any period after August 31, 1995 be restated for inflation. Pursuant to such decree, the CNV issued its General Resolution 272 and the Central Bank issued its Communication "A" 2365, which eliminated such requirement with respect to those companies that are subject to their respective jurisdictions, such as the Bank.

                  SELECTED STATISTICAL INFORMATION OF THE BANK

Average Balance Sheet and Interest Rate Data

     Peso-Denominated Average Balances and Interest Income

     Average balances for peso-denominated assets and liabilities have been calculated in the following manner: For each month, the month-end balance expressed in nominal pesos was determined. The average balance for each year presented below is the average of the month-end balances in such year so determined. Interest income (expense) for each category has been calculated in the following manner: Interest income (expense) for each year is the total of the interest income (expense) for the months in such year so determined.

     Dollar-Denominated Average Balances and Interest Income

     Average balances and interest income (expense) for dollar-denominated assets and liabilities have been calculated in the following manner: For each month, a month-end balance and the interest income (expense) for such year was determined. Each month-end balance and interest income (expense) amount was then translated into pesos at the exchange rate in effect at the end of such month. The peso average balances for each year presented below are the average of the monthly balances so determined. Interest income (expense) for each year is the total of the income (expense) for the months in such year so determined.

     Average Nominal and Real Rates

     The tables that follow present both the nominal and real rates earned on interest-earning assets and paid on interest-bearing liabilities. Average nominal rates have been calculated by dividing the amount of interest earned or paid during the period by the related average balance, calculated in the manner described below. The average nominal rates for each period were converted to average real rates as follows:

                  Rp   = 1 + Np       -1
                         ----------
                         1 + I

                  Rd   = (1 + Nd)(1+D)     -1
                         ---------------
                         1 + I

where:

         Rp   =   average real rate for peso-denominated assets and liabilities for the period;

         Rd   =   average real rate for dollar-denominated assets and
                  liabilities for the period;

         Np   =   nominal peso average rate for peso-denominated assets and
                  liabilities for the period;

         Nd = nominal dollar average rate for dollar-denominated assets and liabilities for the period;

         D   =  devaluation rate of the peso relative to the dollar for the period; and

         I   =  Argentine inflation rate (WPI).

     The formula for the average real rates for peso-denominated assets and liabilities (Rp) deflates the average nominal rates for each period by the WPI for the period. The formula for the average real interest rates for dollar-denominated assets and liabilities (Rd) reflects the loss, or gain, in purchasing power caused by the difference between the rate of depreciation of the peso relative to the dollar and the rate of inflation in Argentina for each period. Negative average real rates occur in periods when the inflation rate exceeds the nominal interest rate in pesos or the combination of the nominal interest rate on dollar-denominated assets or liabilities and the rate of depreciation of the peso.

     The following illustrates the calculation of the average real rate for a dollar-denominated asset yielding an average nominal rate of 15.00% per annum (Nd =0.15), a rate of depreciation of the peso of 10% per annum (D=0.10) and a rate of inflation in Argentina of 20.00% per annum (I=0.20):

              Rd   =  (1 / 0.15)(1 + 0.10)    -1        = 5.40% per annum
                      -----------------------
                               (1 + 0.20)

     Because the inflation rate exceeds the devaluation rate, the average real interest rate in peso terms is less than the average nominal interest rate in dollars. In this example, if the devaluation rate had been 25.00% per annum, and the other assumptions had remained the same, then the average real interest rate in peso terms would have been 19.80% per annum, which is more than the average nominal interest rate in dollars. In the above example, if the inflation rate were to exceed 26.50% per annum, then the average real interest rate on this dollar-denominated asset would become negative.

     Included in interest earned are capital gains and losses and mark-to-market adjustments on government securities and short-term investments. The Bank does not, as a matter of practice, distinguish between interest income and the market gain or loss on its government securities portfolio. Neither the monetary (loss) gain on financial transactions nor the gains on foreign exchange are included as a component of interest earned or paid, but are instead accounted for as part of the calculation of average real rates. See "Item 5. Operating and Financial Review and Prospects--Presentation of Net Financial Income". Non-accrual loans have been included in the related average loan balance calculation.

     The dollar-denominated portion of average assets and liabilities has been separated into those assets and liabilities related to the Bank's Argentine operations (dollars domestic) and those related to the Bank's Grand Cayman branch and New York agency and, where applicable, Riobank (dollars foreign).

     The classification of line items in the following average balance sheets differs in certain respects from the balance sheets as reported in the Consolidated Financial Statements. The classification system employed in the average balance sheets corresponds to the classifications used in Note 24 of the Consolidated Financial Statements in order to present the balance sheets using the classifications of Regulation S-X of the Commission.

                                                    AVERAGE BALANCE SHEET AND INCOME FROM EARNING ASSETS
                                                                    (Average Real Rates)
                                                                 For the fiscal years ended
                                                                        December 31,
                          ---------------------------------------------------------------------------------------------------------
                                 1999 (1)                                 2000 (2)                           2001 (3)
                          ---------------------------------------------------------------------------------------------------------
                           Average    Interest      Average    Average    Interest     Average     Average    Interest    Average
                           --------   --------      -------    --------   --------     -------     --------   --------    --------
                            Balance                  Rate       Balance                  Rate      Balance                  Rate
                            -------                  ----       -------                  ----      -------                  ----
ASSETS
Cash and Due From Banks (4)
    Pesos                         -           -           -           -           -          -       52,421       1,607      8.83%
    Dollars domestic        571,096      27,912       3.73%     684,637      41,400      3.59%      702,811      25,913      9.49%
    Dollars foreign               -           -           -           -           -          -            -           -          -
                          ---------   ---------               ---------   ---------              ----------   ---------
                            571,096      27,912       3.73%     684,637      41,400      3.59%      755,232      27,520      9.45%
                          ---------   ---------               ---------   ---------              ----------   ---------
Government Securities
    Pesos                   230,791      36,532      14.55%      75,553      13,661     15.35%       15,289       2,513     22.95%
    Dollars domestic        940,279      76,623       6.96%   1,607,559     188,384      9.13%    1,363,747      10,705      6.43%
    Dollars foreign          10,321       3,001      27.65%     178,062      18,493      7.83%      118,470       2,803      8.10%
                          ---------   ---------               ---------   ---------              ----------   ---------
                          1,181,391     116,156       8.62%   1,861,174     220,538      9.26%    1,497,506      16,021      6.73%
                          ---------   ---------               ---------   ---------              ----------   ---------
Marketable Securities (5)
    Pesos                    21,147       2,378      10.02%      20,500       (138)     -2.97%       25,262     (8,320)    -29.18%
    Dollars domestic         12,786       3,683      27.38%      33,173       8,460     22.60%       30,927      16,587     62.23%
    Dollars foreign          27,674         262      -0.17%      15,721          71     -1.87%       46,054       3,271     13.10%
                          ---------   ---------               ---------   ---------              ----------   ---------
                             61,607       6,323       9.05%      69,394       8,393      9.50%      102,243      11,538     17.51%
                          ---------   ---------               ---------   ---------              ----------   ---------
Loans and Financial Leases (6)
    Pesos                 1,330,720     248,452      17.36%   1,399,399     269,505     16.50%    1,226,881     289,514     30.52%
    Dollars domestic      4,199,922     478,503      10.16%   4,871,220     595,200      9.62%    4,963,783     667,804     19.80%
    Dollars foreign         488,957      53,375       9.69%     229,473      18,160      5.41%      504,508      24,893     10.81%
                          ---------   ---------               ---------   ---------              ----------   ---------
                          6,019,599     780,330      11.72%   6,500,092     882,865     10.95%    6,695,172     982,211     21.09%
                          ---------   ---------               ---------   ---------              ----------   ---------
Other Interest Earning Receivables (7)
    Pesos                     7,106         182       1.43%      10,924         296      0.33%       15,798         650      9.94%
    Dollars domestic        754,225      39,707       4.10%     852,048      48,253      3.22%      497,103      16,321      9.06%
    Dollars foreign         200,546      16,965       7.26%     122,782      11,465      6.81%       33,931         491      7.13%
                          ---------   ---------               ---------   ---------              ----------   ---------
                            961,877      56,854       4.74%     985,754      60,014      3.63%      546,832      17,462      8.97%
                          ---------   ---------               ---------   ---------              ----------   ---------

Total Interest Earning
Assets
    Pesos                 1,589,764     287,544      16.78%   1,506,376     283,324     16.06%    1,335,651     285,964     28.21%
    Dollars domestic      6,478,308     626,428       8.46%   8,048,637     881,697      8.39%    7,558,371     737,330     15.90%
    Dollars foreign         727,498      73,603       8.90%     546,038      48,189      6.31%      702,963      31,458     10.32%
                          ---------   ---------               ---------   ---------              ----------   ---------
                          8,795,570     987,575      10.00%   10,101,051  1,213,210      9.42%    9,596,985   1,054,752     17.20%
                          ---------   ---------               ---------   ---------              ----------   ---------


Investment Securities (8)
    Pesos                    24,437           -           -      20,991           -          -       30,985           -          -
    Dollars domestic            311           -           -         462           -          -          342           -          -
    Dollars foreign           2,240           -           -           -           -          -            -           -          -
                          ---------                           ---------                          ----------
                             26,988           -           -      21,453           -          -       31,327           -          -
                          ---------                           ---------                          ----------
Cash and Due From Banks  (9)
    Pesos                   148,084           -           -     158,398           -          -      137,639           -          -
    Dollars domestic         72,455           -           -      87,897           -          -       99,476           -          -
    Dollars foreign           7,065           -           -      10,303           -          -       53,504           -          -
                          ---------                           ---------                          ----------
                            227,604           -           -     256,598           -          -      290,619           -          -
                          ---------                           ---------                          ----------
Allowances
    Pesos                  (70,042)           -           -   (103,161)           -          -     (79,506)           -          -
    Dollars domestic      (105,856)           -           -   (173,214)           -          -    (146,911)           -          -
    Dollars foreign         (6,625)           -           -     (5,295)           -          -      (4,454)           -          -
                          ---------                           ---------                          ----------
                          (182,523)           -           -   (281,670)           -          -    (230,871)           -          -
                          ---------                           ---------                          ----------

                                                                 For the fiscal years ended
                                                                       December 31,
                           -------------------------------------------------------------------------------------------------------
                                 1999 (1)                                   2000 (2)                            2001 (3)
                           -------------------------------------------------------------------------------------------------------
                            Average    Interest    Average     Average     Interest   Average      Average     Interest   Average
                            -------    --------    -------     -------     --------   -------      -------     --------   -------
                            Balance                 Rate       Balance                 Rate        Balance                  Rate
                            -------                 ----       -------                 ----        -------                  ----
  Premises and Equipment
    Pesos                     432,988         -           -       433,648          -          -       400,923          -         -
    Dollars domestic                -         -           -             -          -          -             -          -         -
    Dollars foreign             1,310         -           -           720          -          -           694          -         -
                           ----------                          ----------                          ----------
                              434,298         -           -       434,368          -          -       401,617          -         -
                           ----------                          ----------                          ----------
Other Non-Interest Bearning Assets (10)
    Pesos                   1,214,094         -           -     1,446,759          -          -     1,274,838          -         -
    Dollars domestic          915,010         -           -     1,457,225          -                  975,188          -
    Dollars foreign            48,201         -           -         2,461          -                      395          -
                           ----------                          ----------                          ----------
                            2,177,305         -           -     2,906,445          -                2,250,421          -
                           ----------                          ----------                          ----------

TOTAL ASSETS

    Pesos                   3,339,325   287,544       7.41%     3,463,011    283,324      5.68%     3,100,530    285,964    15.34%
    Dollars domestic        7,360,228   626,428       7.31%     9,421,007    881,697      6.83%     8,486,466    737,330    14.77%
    Dollars foreign           779,689    73,603       8.23%       554,227     48,189      6.18%       753,102     31,458    10.01%
                           ----------   -------                ----------  ---------               ----------  ---------
                           11,479,242   987,575       7.40%    13,438,245  1,213,210      6.50%    12,340,098  1,054,752    14.62%
                           ----------   -------                ----------  ---------               ----------  ---------

 -------------------

(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes a portion of "Cash and due from banks" relating to amounts invested in interest-earning instruments. See "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements."
(5) Includes shares and corporate bonds listed on the Buenos Aires Stock Exchange and the Argentine OTC Market.
(6) Includes loans and financial leases to financial institutions, federal funds sold and overnight deposits in foreign branches.
(7)  Includes other receivables from financial transactions.
(8) Includes investment in unlisted companies. See Note 12 to the Consolidated Financial Statements.
(9) Includes "Cash" in "Cash and due from banks" in the Balance Sheet in the Consolidated Financial Statements and the balance in current accounts in correspondent banks.
(10) Includes "Other receivables from financial transactions" in the Balance Sheet in the Consolidated Financial Statements, except "Central Bank of the Republic of Argentina" and "Corporate bonds purchased". Also includes "Other receivables", "Other assets", and "Suspense items".

                                                   AVERAGE BALANCE SHEET AND INTEREST PAID ON LIABILITIES
                                                                    (Average Real Rates)
                                                                 For the fiscal years ended
                                                                        December 31,
                          ---------------------------------------------------------------------------------------------------------
                                       1999 (1)                           2000 (2)                           2001 (3)
                          ---------------------------------------------------------------------------------------------------------
                            Average    Interest      Average    Average    Interest     Average    Average    Interest    Average
                            -------    --------      -------    -------    --------     -------    -------    --------    -------
                            Balance                  Rate       Balance                 Rate       Balance                Rate
                            -------                  ----       -------                 ----       -------                ----

LIABILITIES
Interest-Bearing
Liabilities
Checking Deposits
    Pesos                         -           -           -           -           -          -       32,862       1,830     11.48%
    Dollars domestic              -           -           -           -           -          -      166,434      10,647     12.35%
    Dollars foreign               -           -           -           -           -          -            -           -          -
                          ----------  ----------              ----------  ----------             -----------  ----------
                                  -           -           -           -           -          -      199,296      12,477     12.21%
                          ----------  ----------              ----------  ----------             -----------  ----------
Deposits-Savings
    Pesos                   759,729      21,562       1.70%     809,516      24,428      0.63%      540,032      14,789      8.49%
    Dollars domestic        530,353       9,782       0.72%     603,989      16,250      0.31%      532,645       8,507      7.28%
    Dollars foreign               -           -           -           -           -          -        5,662         723     19.08%
                          ----------  ----------              ----------  ----------             -----------  ----------
                          1,290,082      31,344       1.30%   1,413,505      40,678      0.50%    1,078,339      24,019      7.95%
                          ----------  ----------              ----------  ----------             -----------  ----------
Deposits-Time
    Pesos                   695,353      50,271       6.05%     538,206      47,968      6.39%      518,964      53,223     16.43%
    Dollars domestic      2,900,330     196,518       5.60%   4,019,904     292,802      4.80%    3,921,259     357,014     15.21%
    Dollars foreign         287,127      19,532       5.62%     217,436      10,794      2.53%      407,777      15,224      9.54%
                          ----------  ----------              ----------  ----------             -----------  ----------
                          3,882,810     266,321       5.68%   4,775,546     351,564      4.88%    4,848,000     425,461     14.86%
                          ----------  ----------              ----------  ----------             -----------  ----------
Short-term Borrowings (4)
    Pesos                    37,049       2,149       4.63%      40,238       2,018      2.58%       29,369         472      7.29%
    Dollars domestic        899,920      61,090       5.61%   1,157,068     107,026      6.72%      884,664      68,626     13.79%
    Dollars foreign         287,358      28,071       8.56%     155,476      11,523      4.92%      102,662       9,043     14.90%
                          ----------  ----------              ----------  ----------             -----------  ----------
                          1,224,327      91,310       6.27%   1,352,782     120,567      6.39%    1,016,695      78,141     13.71%
                          ----------  ----------              ----------  ----------             -----------  ----------
Long-term Debt (5)
    Pesos                         -           -           -           -           -          -            -           -          -
    Dollars domestic      1,016,723      81,108       6.79%   1,068,467      90,465      5.96%    1,013,138      75,673     13.48%
    Dollars foreign               -           -           -           -           -          -            -           -          -
                          ----------  ----------              ----------  ----------             -----------  ----------
                          1,016,723      81,108       6.79%   1,068,467      90,465      5.96%    1,013,138      75,673     13.48%
                          ----------  ----------              ----------  ----------             -----------  ----------

Total Interest Bearing Liabilities
    Pesos                 1,492,131      73,982       3.80%   1,387,960      74,414      2.92%    1,121,227      70,314     12.22%
    Dollars domestic      5,347,326     348,498       5.34%   6,849,428     506,543      4.91%    6,518,140     520,467     14.03%
    Dollars foreign         574,485      47,603       7.09%     372,912      22,317      3.53%      516,101      24,990     10.71%
                          ----------  ----------              ----------  ----------             -----------  ----------
                          7,413,942     470,083       5.17%   8,610,300     603,274      4.53%    8,155,468     615,771     13.57%
                          ----------  ----------              ----------  ----------             -----------  ----------

Deposits-Checking and Other
    Pesos                   397,552           -           -     428,460           -          -      363,764           -          -
    Dollars domestic        126,439           -           -     146,605           -          -      172,619           -          -
    Dollars foreign          38,806           -           -      18,189           -          -       88,662           -          -
                          ----------                          ----------                         -----------
                            562,797           -           -     593,254           -          -      625,045           -          -
                          ----------                          ----------                         -----------
Other Liabilities (6)
    Pesos                   487,999           -           -     775,619           -          -      793,057           -          -
    Dollars domestic      1,858,695           -           -   2,145,501           -          -    1,455,205           -          -
    Dollars foreign           5,996           -           -       3,160           -          -        2,071           -          -
                          ----------                          ----------                         -----------
                          2,352,690           -           -   2,924,280           -          -    2,250,333           -          -
                          ----------                          ----------                         -----------

Stockholders' Equity
    Pesos                 1,149,813           -           -   1,310,411           -          -    1,309,252           -          -
    Dollars domestic              -           -           -           -           -          -            -           -          -
    Dollars foreign               -           -           -           -           -          -            -           -          -
                          ----------                          ----------                         -----------
                          1,149,813           -           -   1,310,411           -          -    1,309,252           -          -
                          ----------                          ----------                         -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

    Pesos                  3,527,495      73,982    0.97%   3,902,450      74,414     -0.45%    3,587,300      70,314      7.67%
    Dollars domestic       7,332,460     348,498    3.60%   9,141,534     506,543      3.10%    8,145,964     520,467     12.34%
    Dollars foreign          619,287      47,603    6.50%     394,261      22,317      3.21%      606,834      24,990      9.95%
                          ----------  ----------           ----------  ----------             -----------  ----------
                          11,479,242     470,083    2.95%  13,438,245     603,274      2.07%   12,340,098     615,771     10.87%
                          ----------  ----------           ----------  ----------             -----------  ----------

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes "Central Bank of Argentina" and the other banks of "Banks and international organizations" (call money and credit lines).
(5)  Includes "Unsubordinated Corporate bonds."
(6) Includes other non-interest bearing liabilities, spot and forward sales and purchases of foreign currency pending settlement from "Other liabilities from financial transactions," "Other liabilities", "Contingent liabilities" and "Suspense items."

              AVERAGE BALANCE SHEET AND INCOME FROM EARNING ASSETS
                             (Average Nominal Rates)

                                                               For the fiscal years ended December 31,
                            --------------------------------------------------------------------------------------------------------
                                        1999 (1)                            2000 (2)                           2001 (3)
                            --------------------------------------------------------------------------------------------------------
                             Average     Interest    Average    Average     Interest     Average   Average     Interest    Average
                             -------     --------    -------    -------     --------     -------   -------     --------    -------
                             Balance                   Rate     Balance                    Rate    Balance                   Rate
                             -------                   ----     -------                    ----    -------                   ----
ASSETS

Interest-Earning Assets
 Cash and Due From Banks(4)
   Pesos                            -            -          -          -            -          -      52,421        1,607     3.07%
   Dollars domestic           571,096       27,912      4.89%    684,637       41,400      6.05%     702,811       25,913     3.69%
   Dollars foreign                  -            -          -          -            -          -           -            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                              571,096       27,912      4.89%    684,637       41,400      6.05%     755,232       27,520     3.64%
                            ----------  -----------            ----------  -----------             ---------- ------------
Government Securities
   Pesos                      230,791       36,532     15.83%     75,553       13,661     18.08%      15,289        2,513    16.44%
   Dollars domestic           940,279       76,623      8.15%  1,607,559      188,384     11.72%   1,363,747       10,705     0.78%
   Dollars foreign             10,321        3,001     29.08%    178,062       18,493     10.39%     118,470        2,803     2.37%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            1,181,391      116,156      9.83%  1,861,174      220,538     11.85%   1,497,506       16,021     1.07%
                            ----------  -----------            ----------  -----------             ---------- ------------
Marketable Securities (5)
   Pesos                       21,147        2,378     11.25%     20,500        (138)     -0.67%      25,262      (8,320)   -32.93%
   Dollars domestic            12,786        3,683     28.80%     33,173        8,460     25.50%      30,927       16,587    53.63%
   Dollars foreign             27,674          262      0.95%     15,721           71      0.45%      46,054        3,271     7.10%
                            ----------  -----------            ----------  -----------             ---------- ------------
                               61,607        6,323     10.26%     69,394        8,393     12.09%     102,243       11,538    11.28%
                            ----------  -----------            ----------  -----------             ---------- ------------
Loans and Financial
 Leases (6)
   Pesos                    1,330,720      248,452     18.67%  1,399,399      269,505     19.26%   1,226,881      289,514    23.60%
   Dollars domestic         4,199,922      478,503     11.39%  4,871,220      595,200     12.22%   4,963,783      667,804    13.45%
   Dollars foreign            488,957       53,375     10.92%    229,473       18,160      7.91%     504,508       24,893     4.93%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            6,019,599      780,330     12.96%  6,500,092      882,865     13.58%   6,695,172      982,211    14.67%
                            ----------  -----------            ----------  -----------             ---------- ------------
Other Interest Earning
 Receivables (7)
   Pesos                        7,106          182      2.56%     10,924          296      2.71%      15,798          650     4.11%
   Dollars domestic           754,225       39,707      5.26%    852,048       48,253      5.66%     497,103       16,321     3.28%
   Dollars foreign            200,546       16,965      8.46%    122,782       11,465      9.34%      33,931          491     1.45%
                            ----------  -----------            ----------  -----------             ---------- ------------
                              961,877       56,854      5.91%    985,754       60,014      6.09%     546,832       17,462     3.19%
                            ----------  -----------            ----------  -----------             ---------- ------------
Total Interest Earning
 Assets
   Pesos                    1,589,764      287,544     18.09%  1,506,376      283,324     18.81%   1,335,651      285,964    21.41%
   Dollars domestic         6,478,308      626,428      9.67%  8,048,637      881,697     10.95%   7,558,371      737,330     9.76%
   Dollars foreign            727,498       73,603     10.12%    546,038       48,189      8.83%     702,963       31,458     4.48%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            8,795,570      987,575     11.23%  10,101,051   1,213,210     12.01%   9,596,985    1,054,752    10.99%
                            ----------  -----------            ----------  -----------             ---------- ------------

Non-interest-Earning Assets
 Investments Securities(8)

   Pesos                       24,437            -          -     20,991            -          -      30,985            -         -

   Dollars domestic               311            -          -        462            -          -         342            -         -

   Dollars foreign              2,240            -          -          -            -          -           -            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                               26,988            -          -     21,453            -                 31,327            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
Cash and Due From Banks(9)

   Pesos                      148,084            -          -    158,398            -          -     137,639            -         -

   Dollars domestic            72,455            -          -     87,897            -          -      99,476            -         -

   Dollars foreign              7,065            -          -     10,303            -          -      53,504            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                              227,604            -               256,598            -          -     290,619            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------

              AVERAGE BALANCE SHEET AND INCOME FROM EARNING ASSETS
                             (Average Nominal Rates)

                                                             For the fiscal years ended December 31,
                            -----------------------------------------------------------------------------------------------------
                                        1999 (1)                             2000 (2)                         2001 (3)
                            -----------------------------------------------------------------------------------------------------
                             Average     Interest     Average    Average     Interest      Average   Average    Interest  Average
                             -------     --------     -------    -------     --------      -------   -------    --------  -------
                             Balance                    Rate     Balance                     Rate    Balance                Rate
                             -------                    ----     -------                     ----    -------                ----
Allowances

   Pesos                     (70,042)            -         -    (103,161)           -           -    (79,506)         -        -

   Dollars domestic         (105,856)            -         -    (173,214)           -           -   (146,911)         -        -

   Dollars foreign            (6,625)            -         -      (5,295)           -           -     (4,454)         -        -
                            ----------  -----------             ----------  ----------              ----------  --------
                            (182,523)            -         -    (281,670)           -           -   (230,871)         -        -
                            ----------  -----------             ----------  ----------              ----------  --------
Premises and Equipment

   Pesos                      432,988            -         -      433,648           -           -     400,923         -        -

   Dollars domestic                 -            -         -            -           -           -           -         -        -

   Dollars foreign              1,310            -         -          720           -           -         694         -        -
                            ----------  -----------             ----------  ----------              ----------  --------
                              434,298            -         -      434,368           -           -     401,617         -        -
                            ----------  -----------             ----------  ----------              ----------  --------
Other Non-Interest
 Bearning Assets (10)

   Pesos                    1,214,094            -         -    1,446,759           -           -   1,274,838         -        -

   Dollars domestic           915,010            -         -    1,457,225           -           -     975,188         -        -

   Dollars foreign             48,201            -         -        2,461           -           -         395         -        -
                            ----------  -----------             ----------  ----------              ----------  --------
                            2,177,305            -         -    2,906,445           -           -   2,250,421         -        -
                            ----------  -----------             ----------  ----------              ----------  --------

TOTAL ASSETS
   Pesos                    3,339,325      287,544     8.61%    3,463,011     283,324       8.18%   3,100,530   285,964    9.22%
   Dollars domestic         7,360,228      626,428     8.51%    9,421,007     881,697       9.36%   8,486,466   737,330    8.69%
   Dollars foreign            779,689       73,603     9.44%      554,227      48,189       8.69%     753,102    31,458    4.18%
                            ----------  -----------             ----------  ----------              ----------  --------
                            11,479,242     987,575     8.60%    13,438,245  1,213,210       9.03%   12,340,098  1,054,752  8.55%
                            ----------  -----------             ----------  ----------              ----------  --------
-------------------

(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes a portion of "Cash and due from banks" relating to amounts invested in interest-earning instruments. See "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements."
(5) Includes shares and corporate bonds listed on the Buenos Aires Stock Exchange and the Argentine OTC Market.
(6) Includes loans and financial leases to financial institutions, federal funds sold and overnight deposits in foreign branches.
(7)  Includes other receivables from financial transactions.
(8) Includes investment in unlisted companies. See Note 12 to the Consolidated Financial Statements.
(9) Includes "Cash" in "Cash and due from banks" in the Balance Sheet in the Consolidated Financial Statements and the balance in current accounts in correspondent banks.
(10) Includes "Other receivables from financial transactions" in the Balance Sheet in the Consolidated Financial Statements, except "Central Bank of the Republic of Argentina" and "Corporate bonds purchased". Also includes "Other receivables", "Other assets" and "Suspense items".

             AVERAGE BALANCE SHEET AND INTEREST PAID ON LIABILITIES
                             (Average Nominal Rates)

                                                                For the fiscal years ended December 31,
                            --------------------------------------------------------------------------------------------------------
                                        1999 (1)                            2000 (2)                           2001 (3)
                            --------------------------------------------------------------------------------------------------------
                             Average     Interest    Average    Average     Interest     Average   Average     Interest    Average
                             --------    --------    --------   --------    --------     -------   --------    --------    --------
                              Balance                  Rate      Balance                   Rate     Balance                  Rate
                              -------                  ----      -------                   ----     -------                  ----
LIABILITIES
Interest-Bearing
 Liabilities
 Checking Deposits
   Pesos                            -            -          -          -            -          -      32,862        1,830     5.57%
   Dollars domestic                 -            -          -          -            -          -     166,434       10,647     6.40%
   Dollars foreign                  -            -          -          -            -          -           -            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                                    -            -          -          -            -          -     199,296       12,477     6.26%
                            ----------  -----------            ----------  -----------             ---------- ------------
Deposits-Savings
   Pesos                      759,729       21,562      2.84%    809,516       24,428      3.02%     540,032       14,789     2.74%
   Dollars domestic           530,353        9,782      1.84%    603,989       16,250      2.69%     532,645        8,507     1.60%
   Dollars foreign                  -            -          -          -            -          -       5,662          723    12.77%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            1,290,082       31,344      2.43%  1,413,505       40,678      2.88%   1,078,339       24,019     2.23%
                            ----------  -----------            ----------  -----------             ---------- ------------
Deposits-Time
   Pesos                      695,353       50,271      7.23%    538,206       47,968      8.91%     518,964       53,223    10.26%
   Dollars domestic         2,900,330      196,518      6.78%  4,019,904      292,802      7.28%   3,921,259      357,014     9.10%
   Dollars foreign            287,127       19,532      6.80%    217,436       10,794      4.96%     407,777       15,224     3.73%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            3,882,810      266,321      6.86%  4,775,546      351,564      7.36%   4,848,000      425,461     8.78%
                            ----------  -----------            ----------  -----------             ---------- ------------
Short-term Borrowings (4)
   Pesos                       37,049        2,149      5.80%     40,238        2,018      5.02%      29,369          472     1.61%
   Dollars domestic           899,920       61,090      6.79%  1,157,068      107,026      9.25%     884,664       68,626     7.76%
   Dollars foreign            287,358       28,071      9.77%    155,476       11,523      7.41%     102,662        9,043     8.81%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            1,224,327       91,310      7.46%  1,352,782      120,567      8.91%   1,016,695       78,141     7.69%
                            ----------  -----------            ----------  -----------             ---------- ------------
Long-term Debt (5)
   Pesos                            -            -          -          -            -          -           -            -         -
   Dollars domestic         1,016,723       81,108      7.98%  1,068,467       90,465      8.47%   1,013,138       75,673     7.47%
   Dollars foreign                  -            -          -          -            -          -           -            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                            1,016,723       81,108      7.98%  1,068,467       90,465      8.47%   1,013,138       75,673     7.47%
                            ----------  -----------            ----------  -----------             ---------- ------------

Total Interest Bearing
 Liabilities
   Pesos                    1,492,131       73,982      4.96%  1,387,960       74,414      5.36%   1,121,227       70,314     6.27%
   Dollars domestic         5,347,326      348,498      6.52%  6,849,428      506,543      7.40%   6,518,140      520,467     7.98%
   Dollars foreign            574,485       47,603      8.29%    372,912       22,317      5.98%     516,101       24,990     4.84%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            7,413,942      470,083      6.34%  8,610,300      603,274      7.01%   8,155,468      615,771     7.55%
                            ----------  -----------            ----------  -----------             ---------- ------------

Deposits-Checking and
 Other
   Pesos                      397,552            -          -    428,460            -          -     363,764            -         -
   Dollars domestic           126,439            -          -    146,605            -          -     172,619            -         -
   Dollars foreign             38,806            -          -     18,189            -          -      88,662            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                              562,797            -          -    593,254            -          -     625,045            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
Other Liabilities (6)
   Pesos                      487,999            -          -    775,619            -          -     793,057            -         -
   Dollars domestic         1,858,695            -          -  2,145,501            -          -   1,455,205            -         -
   Dollars foreign              5,996            -          -      3,160            -          -       2,071            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                            2,352,690            -          -  2,924,280            -          -   2,250,333            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------

Stockholders' Equity
   Pesos                    1,149,813            -          -  1,310,411            -          -   1,309,252            -         -
   Dollars domestic                 -            -          -          -            -          -           -            -         -
   Dollars foreign                  -            -          -          -            -          -           -            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------
                            1,149,813            -          -  1,310,411            -          -   1,309,252            -         -
                            ----------  -----------            ----------  -----------             ---------- ------------

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY
   Pesos                    3,527,495       73,982      2.10%  3,902,450       74,414      1.91%   3,587,300       70,314     1.96%
   Dollars domestic         7,332,460      348,498      4.75%  9,141,534      506,543      5.54%   8,145,964      520,467     6.39%
   Dollars foreign            619,287       47,603      7.69%    394,261       22,317      5.66%     606,834       24,990     4.12%
                            ----------  -----------            ----------  -----------             ---------- ------------
                            11,479,242     470,083      4.10%  13,438,245     603,274      4.49%   12,340,098     615,771     4.99%
                            ----------  -----------            ----------  -----------             ---------- ------------

-----------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes "Central Bank of Argentina" and the other banks of "Banks and international organizations" (call money and credit lines).
(5)  Includes "Unsubordinated Corporate bonds".
(6) Includes other non-interest bearing liabilities, spot and forward sales and purchases of foreign currency pending settlement from "Other liabilities from financial transactions", "Other liabilities", "Contingent liabilities" and "Suspense items".

Changes in Net Interest Income--Volume and Rate Analysis

     The following table allocates, by currency of denomination, changes in the Bank's net interest income between changes in average volume, changes in nominal rates and the variances caused by changes in both average volume and nominal rate for the fiscal year 1999 compared to the fiscal year 1998, for fiscal year 2000 compared to fiscal year 1999, and for fiscal year 2001 compared to fiscal year 2000. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and interest rate has been allocated to the change due to changes in volume.

                                                   CHANGES IN NET INTEREST INCOME - VOLUME AND RATE ANALYSIS
                          ----------------------------------------------------------------------------------------------------------
                          December 1999/ December 1998       December 2000/ December 1999        December 2001/ December 2000
                          --------------------------------   ---------------------------------   -----------------------------------
                          Increase (Decrease) Due to         Increase (Decrease) Due to          Increase (Decrease) Due to
                           Changes in:                        Changes in:                         Changes in:
                                                    Net                                 Net                                   Net
                            Volume      Rate      Change      Volume        Rate      Change      Volume        Rate        Change
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
INTEREST-EARNING ASSETS

Cash and Due From Banks(1)
    Pesos                        -          -           -           -           -           -       1,607            -        1,607
    Dollars domestic         5,547    (3,665)       1,882       6,866       6,622      13,488         670     (16,157)     (15,487)
    Dollars foreign              -          -           -           -           -           -           -            -            -
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                             5,547    (3,665)       1,882       6,866       6,622      13,488       2,277     (16,157)     (13,880)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Government Securities
    Pesos                   10,071      5,204      15,275    (28,069)       5,198    (22,871)     (9,906)      (1,242)     (11,148)
    Dollars domestic        21,057     18,974      40,031      78,196      33,565     111,761     (1,913)    (175,766)    (177,679)
    Dollars foreign       (24,409)     19,956     (4,453)      17,421     (1,929)      15,492     (1,410)     (14,280)     (15,690)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                             6,719     44,134      50,853      67,548      36,834     104,382    (13,229)    (191,288)    (204,517)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Marketable Securities(2)
    Pesos                  (1,142)      2,454       1,312           4     (2,520)     (2,516)     (1,568)      (6,614)      (8,182)
    Dollars domestic       (4,700)      5,013         313       5,199       (422)       4,777     (1,205)        9,332        8,127
    Dollars foreign          (381)    (5,674)     (6,055)        (54)       (137)       (191)          47         (47)        3,200
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                           (6,223)      1,793     (4,430)       5,149     (3,079)       2,070     (2,726)        2,671        3,145
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Loans and Financial
 Leases(3)
    Pesos                   33,328    (2,649)      30,679      13,227       7,826      21,053    (40,710)       60,719       20,009
    Dollars domestic        45,700     22,721      68,421      82,024      34,673     116,697      12,453       60,151       72,604
    Dollars foreign       (37,379)     19,720    (17,659)    (20,535)    (14,680)    (35,215)      13,571      (6,838)        6,733
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                            41,649     39,792      81,441      74,716      27,819     102,535    (14,686)      114,032       99,346
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Other Interest-Earning
 Receivables(4)
    Pesos                     (94)         82        (12)         104          10         114         201          153          354
    Dollars domestic         7,065    (1,865)       5,200       5,540       3,006       8,546    (11,654)     (20,278)     (31,932)
    Dollars foreign         16,965          -      16,965     (7,261)       1,761     (5,500)     (9,666)        1,891     (10,974)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                            23,936    (1,783)      22,153     (1,617)       4,777       3,160    (21,119)     (18,234)     (42,552)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
Total Interest-Earning
 Assets
    Pesos                   42,163      5,091      47,254    (14,734)      10,514     (4,220)    (50,376)       53,016        2,640
    Dollars domestic        74,669     41,178     115,847     177,825      77,444     255,269     (1,649)    (142,718)    (144,367)
    Dollars foreign       (45,204)     34,002    (11,202)    (10,429)    (14,985)    (25,414)       2,542     (19,273)     (16,731)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
                            71,628     80,271     151,899     152,662      72,973     225,635    (49,483)    (108,975)    (158,458)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------

                          December 1999/ December 1998       December 2000/ December 1999        December 2001/ December 2000
                          --------------------------------   ---------------------------------   -----------------------------------
                          Increase (Decrease) Due to         Increase (Decrease) Due to          Increase (Decrease) Due to
                           Changes in:                        Changes in:                         Changes in:
                                                    Net                                 Net                                   Net
                            Volume      Rate      Change      Volume        Rate      Change      Volume        Rate        Change
                          ---------   --------   ---------   ---------   ---------   ---------   ---------   ----------   ----------
INTEREST-BEARING
 LIABILITIES

Deposits-Checking
    Pesos                        -          -           -           -           -           -       1,830            -        1,830
    Dollars domestic             -          -           -           -           -           -      10,647            -       10,647
    Dollars foreign              -          -           -           -           -           -           -            -            -
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                                 -          -           -           -           -           -      12,477            -       12,477
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Deposits-Savings
    Pesos                    1,918    (2,869)       (951)       1,502       1,364       2,866     (7,380)      (2,259)      (9,639)
    Dollars domestic         1,496      (914)         582       1,981       4,487       6,468     (1,139)      (6,604)      (7,743)
    Dollars foreign              -          -           -           -           -           -        723            -          723
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                             3,414    (3,783)       (369)       3,483       5,851       9,334     (7,796)      (8,863)     (16,659)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Deposits-Time
    Pesos                    3,671      1,152       4,823    (14,006)      11,703     (2,303)     (1,973)        7,228        5,255
    Dollars domestic        59,791      8,245      68,036      81,547      14,737      96,284     (8,981)       73,193       64,212
    Dollars foreign          1,094      2,778       3,872     (3,460)     (5,278)     (8,738)       7,106      (2,676)        4,430
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                            64,556     12,175      76,731      64,081      21,162      85,243     (3,848)       77,745       73,897
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Short-term Borrowings(5)
    Pesos                  (1,748)    (1,167)     (2,915)         160       (291)       (131)       (175)      (1,371)      (1,546)
    Dollars domestic        12,403        714      13,117      23,785      22,151      45,936    (21,131)     (17,269)     (38,400)
    Dollars foreign       (35,598)     15,344    (20,254)     (9,774)     (6,774)    (16,548)     (4,652)        2,172      (2,480)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                          (24,943)     14,891    (10,052)      14,171      15,086      29,257    (25,958)     (16,468)     (42,426)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Long-term Debt(6)
    Pesos                        -          -           -           -           -           -           -            -            -
    Dollars domestic      (15,470)     11,327     (4,143)       4,381       4,976       9,357     (4,133)     (10,659)     (14,792)
    Dollars foreign              -          -           -           -           -           -           -            -            -
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                          (15,470)     11,327     (4,143)       4,381       4,976       9,357     (4,133)     (10,659)     (14,792)
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------

Total Interest-Bearing
 Liabilities
    Pesos                    3,841    (2,884)         957    (12,344)      12,776         432     (7,698)        3,598      (4,100)
    Dollars domestic        58,220     19,372      77,592     111,694      46,351     158,045    (24,737)       38,661       13,924
    Dollars foreign       (34,504)     18,122    (16,382)    (13,234)    (12,052)    (25,286)       3,177        (504)        2,673
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
                            27,557     34,610      62,167      86,116      47,075     133,191    (29,258)       41,755       12,497
                          ---------   --------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
----------------------

(1) Includes cash and amounts due to the Bank in respect of amounts invested in interest-earning instruments in accordance with Central Bank requirements. See "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements".
(2) Includes shares and corporate bonds listed on the Buenos Aires Stock Exchange and the Argentine OTC Market.
(3) Includes loans and financial leases to financial institutions, federal funds sold and overnight deposits in foreign branches.
(4)  Includes other receivables from financial transactions.
(5) Includes "Central Bank of Argentina", "Banks and International Organizations" (call money and credit lines).
(6)  Includes "Unsubordinated Corporate Bonds".

Interest-Earning Assets-Yield Spread

     The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest income of the Bank, and illustrates the comparative net yield obtained, for each of the fiscal years indicated.

     In addition, the table presents the yield spread in both nominal and real (adjusted) terms and the cross yield (adjusted for the effects of inflation and currency fluctuation) on average interest-earning assets. Yields presented on a real basis were calculated based on the methodology explained under "--Average Balance Sheet and Interest Rate Data."

                     INTEREST-EARNING ASSETS - YIELD SPREAD

                                               For the fiscal year ended
                                      -----------------------------------------
                                                    At December 31,
                                      -----------------------------------------
                                          1999           2000          2001
                                          ----           ----          ----
                                           (1)            (2)           (3)
                                     (In thousands of pesos, except percentages)

Total Average Interest-Earning
 Assets
     Pesos                               1,589,764     1,506,376     1,335,651
     Dollars Domestic                    6,478,308     8,048,637     7,558,371
     Dollars Foreign                       727,498       546,038       702,963
                                      -------------   -------------------------
         Total                           8,795,570    10,101,051     9,596,985
                                      =============   =========================

Net Interest Income (4)
     Pesos                                 213,562       208,910       215,650
     Dollars Domestic                      277,930       375,154       216,863
     Dollars Foreign                        26,000        25,872         6,468
                                      -------------   -------------------------
         Total                             517,492       609,936       438,981
                                      =============   =========================

Nominal Gross Yield  (5)
     Pesos                                  18.09%        18.81%        21.41%
     Dollars Domestic                        9.67%        10.95%         9.76%
     Dollars Foreign                        10.12%         8.83%         4.48%
         Total                              11.23%        12.01%        10.99%

Gross Yield Adjusted (6)
     Pesos                                  16.78%        16.06%        28.21%
     Dollars Domestic                        8.46%         8.39%        15.90%
     Dollars Foreign                         8.90%         6.31%        10.32%
         Weighted Average Rate              10.00%         9.42%        17.20%

Net Interest Margin (7)
     Pesos                                  13.43%        13.87%        16.15%
     Dollars Domestic                        4.29%         4.66%         2.87%
     Dollars Foreign                         3.57%         4.74%         0.92%
         Weighted Average Rate               5.88%         6.04%         4.57%

Nominal Yield Spread (8)
     Pesos                                  13.13%        13.45%        15.14%
     Dollars Domestic                        3.15%         3.56%         1.78%
     Dollars Foreign                         1.83%         2.84%       (-0.36%)
         Weighted Average Rate               4.89%         5.00%         3.44%

Adjusted Yield Spread (9)
     Pesos                                  12.98%        13.14%        15.79%
     Dollars Domestic                        3.12%         3.48%         1.65%
     Dollars Foreign                         1.81%         2.77%       (-0.39%)
         Weighted Average Rate               4.83%         4.89%         3.43%

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes capital gains and losses and mark-to-market adjustments on government securities and short-term investments. The difference between this line item and "Net interest income before adjustments" as derived from the Statement of Income in the Consolidated Financial Statements is miscellaneous interest income/expense (e.g., punitive interest and interest on other liabilities) included in "Other income" and "Other expense" in the Statement of Income in the Consolidated Financial Statements.
(5) Average nominal rate earned on interest-earning assets or interest earned divided by interest-earning assets.
(6) Average real rate earned on interest-earning assets, or nominal gross yield adjusted for the effects of inflation and currency fluctuations. Nominal net yield represents the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.
(7) Net interest margin is net interest income divided by total average interest-earning assets.
(8) Nominal yield spread represents the difference between the average nominal rate on interest-earning assets (nominal gross yield) and the average nominal rate on interest-bearing liabilities.
(9) Adjusted yield spread represents the difference between the average real rate on interest-earning assets (gross yield adjusted) and the average real rate on interest-bearing liabilities.

Return on Equity and Assets

     The following table presents certain selected financial ratios for the Bank for the periods indicated:

                           RETURN ON EQUITY AND ASSETS

                                                 For the fiscal year ended
                                                      At December 31,
                                            ------------------------------------
                                              1999 (1)    2000 (2)    2001 (3)
                                              --------    --------    --------



Net Income                                      119,168     207,593    (10,208)
Average Total Assets                         11,479,242  13,438,245  12,340,098
Average Stockholders' Equity                  1,149,813   1,310,411   1,309,252
Net Income as a percentage of:
     Average Total Assets                         1.04%       1.54%     (0.08%)
     Average Stockholders' Equity                10.36%      15.84%     (0.78%)
Average Stockholders' Equity as a
     percentage of Average Total Assets          10.02%       9.75%      10.61%
Declared Cash Dividend (4)                       35,750      62,278           0
Dividend Payout Ratio                            30.00%      30.00%       0.00%

------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Under the FIL, financial institutions are only permitted to pay dividends in respect of net earnings arising from yearly financial statements approved by their shareholders. Banco Rio declares dividends at its annual ordinary shareholders' meeting out of earnings of the previous fiscal year. Dividends have been classified according to the fiscal year's earnings to which they relate, rather than the year in which they were paid.

Investment Securities

     Total investment securities of the Bank amounted to approximately Ps.455.9 million at December 31, 2001, representing 4.58% of the Bank's total assets. The following table sets out the Bank's investments in government and private securities as of December 31, 2000 and 2001, by type and currency. Listed government securities are valued at market price, net of estimated selling expenses, or at acquisition cost, increased by accruing a compound internal rate of return over the period elapsed since the acquisition date, depending on the classification of each security. Unlisted government securities are valued at acquisition cost plus accrued interest. Private securities are valued at market price, net of estimated selling expenses.

                              INVESTMENT SECURITIES

                                                                  For the fiscal year
                                                                  ended, December 31,
                                                               ------------------------
                                                                 2000 (1)      2001 (2)
                                                               ------------------------
                                                                (in thousands of pesos)
PESO-DENOMINATED(3)
Argentine Government Securities
     Economic Consolidation Bonds                                  6,622            61
     External Global Bonds                                             -            17
     Treasury Bills to settle obligations of the
      Province of Buenos Aires                                         -         1,515
     External Notes                                               48,143             -
     Other                                                         4,527           943
                                                               ----------      --------
   Total Argentine Government Securities                          59,292         2,536
                                                               ----------      --------

Marketable Securities
     Mutual Funds                                                  6,587        10,571
     Marketable Equity Securities                                  6,003         1,900
     Corporate Bonds(4)                                                -         1,625
                                                               ----------      --------
   Total Marketable Securities                                    12,590        14,096
                                                               ----------      --------
TOTAL PESO-DENOMINATED
 INVESTMENT SECURITIES                                            71,882        16,632
                                                               ----------      --------
DOLLAR-DENOMINATED(3)(5)
Argentine Government Securities
     External Bonds                                                  545         1,093
     External Global Bonds                                       210,945           330
     Treasury Bonds                                              842,219           539
     Treasury Bills                                               72,188             -
     Par Bonds, Discount Bonds and Floating Rate Bonds            70,475           262
     Economic Consolidation Bonds                                 17,835            64
     Variable Rate Bonds                                         578,403           100
     External Bills in Pesetas and Euros                           1,900             -
     External Bills                                                    -       179,208
     Fixed-Rate Government Bond                                        -       192,634
     Tax Credit Certificate                                            -        57,371
     Other                                                        31,077            11
                                                               ----------      --------
   Total Argentine Government Securities                       1,825,587       431,612
                                                               ----------      --------
   Total Foreign Government Securities                             1,472         1,442
                                                               ----------      --------

Marketable Securities
        Mutual Funds                                       14,645             -
        Corporate Bonds (4)                                39,013         6,184
                                                        ----------      --------
   Total Marketable Securities                             53,658         6,184
                                                        ----------      --------
TOTAL DOLLAR-DENOMINATED
                                                        ----------      --------
     INVESTMENT SECURITIES                              1,880,717       439,238
                                                        ----------      --------

TOTAL INVESTMENT SECURITIES                             1,952,599       455,870
                                                        ==========      ========
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(3)  Before allowances.
(4)  Includes listed corporate bonds.
(5) Includes investment securities denominated in currencies other than pesos. The majority of these investment securities are denominated in U.S. dollars.

     The following table analyzes the remaining maturities at December 31, 2001 and weighted average yields of the Bank's government securities:

                     GOVERNMENT SECURITIES PORTFOLIO MATURITY

                                                                             At December 31, 2001
                                   -------------------------------------------------------------------------------------------------
                                                    Maturing after  Maturing after    Maturing after   Maturing in
                                      Maturing       6 months but     1 year but       5 years but      more than
                                   within 6 months  within 1 year   within 5 years   within 10 years    10 years          Total
                                   -------------------------------------------------------------------------------------------------
                                   Amount   Yield   Amount  Yield   Amount    Yield   Amount   Yield  Amount  Yield   Amount  Yield
                                   ------   -----   ------  -----   ------    -----   ------   -----  ------  -----   ------  -----
                                                               (in thousands of pesos, except percentages)
ARGENTINE
GOVERNMENT BONDS

  EXTERNAL BONDS                         -       -   1,093   9.44%        -        -     -        -      -       -    1,093   9.44%
  EXTERNAL BILLS US$                     -       -       -       -  179,208   11.40%     -        -      -       -  179,208  11.40%
  EXTERNAL GLOBAL BONDS Ps.              -       -       -       -        -        -    17   10.00%      -       -       17  10.00%
  ECONOMIC CONSOL. BONDS Ps.            15  15.12%       9  15.26%       21   16.06%    16    7.62%      -       -       61  13.50%
  ECONOMIC CONSOL. BONDS US$            42  11.05%      21  11.06%        1   12.01%     -        -      -       -       64  11.07%
  EXTERNAL GLOBAL BONDS US$              -       -       -       -       71    9.16%    66   11.51%    193  11.30%      330  10.88%
  TREASURY BONDS US$                    11  11.50%       -       -      528   11.89%     -        -      -       -      539  11.88%
  TAX CREDIT CERTIFICATE US$             -       -       -       -   57,371    7.50%     -        -      -       -   57,371   7.50%
  FIXED RATE GOVERNMENT BONDS      192,634   9.00%       -       -        -        -     -        -      -       -  192,634   9.00%
  FLOATING AND DISCOUNT RATE BONDS       1  11.48%       1  11.48%        2   11.48%     -        -    258   9.30%      262   9.33%
  VARIABLE RATE GOVERNMENT BOND          -       -       -       -      100   12.80%     -        -      -       -      100  12.80%
  PROVINCIAL BONDS Ps.                   -       -   1,515   7.00%      942    5.95%     1        -      -       -    2,458   6.59%
  COUPONS AND OTHER                      8       -       -       -        3        -     -        -      -       -       11       -

TOTAL ARGENTINE

GOVERNMENT BONDS                   192,711   9.00%   2,639   8.07%  238,245   10.44%   102   10.31%    451  10.16%  434,148   9.79%
                                   -------           -----          -------            ---             ---          -------

  OTHER                                 25       -       -       -        -        -     -        -  1,417   6.75%    1,442   6.63%

TOTAL                              192,736   9.00%   2,639   8.07%  238,245   10.44%   102   10.31%  1,868   7.57%  435,590   9.78%
                                   -------           -----          -------            ---           -----          -------

(1) The exchange rate prevailing in the Argentine foreign exchange market on December 31, 2001 was Ps.1.00 per U.S.$1.00.

Loan Portfolio

     The following table sets out details of the Bank's loan portfolio by type of loan as of December 31, 1999, 2000 and 2001:

                         LOAN PORTFOLIO BY TYPE OF LOAN

                                          1999 (1)      2000 (2)      2001 (3)
                                        -----------   -----------   -----------
                                                (in thousands of pesos)
Domestic Loans
Performing loans
Public sector loans
  Secured
    With preferred guarantees              858,799     1,024,570       912,168
    With other guarantees                  101,410        13,520        33,006
  Unsecured                                310,685       588,852     1,030,682
                                        -----------   -----------   -----------
Total public sector loans                1,270,894     1,626,942     1,975,856
                                        -----------   -----------   -----------
Financial sector loans
  Secured
    With preferred guarantees               82,072        38,177        27,152
    With other guarantees                      192            63         2,825
  Unsecured
    Call money                              50,500             -           322
    Other unsecured                         85,174        40,625       106,120
                                        -----------   -----------   -----------
Total financial sector loans               217,938        78,865       136,419
                                        -----------   -----------   -----------
Private sector corporate loans
  Secured
    Real estate mortgage guarantees        124,604       182,761       104,262
    With collateral guarantees              39,671        32,025        24,526
    With other preferred guarantees        143,158       142,895        84,189
    With other guarantees                  405,008       402,972       412,994
  Unsecured
    Overdraft                            1,513,165     1,275,516       853,750
    Term                                   469,031       631,885       425,542
                                        -----------   -----------   -----------
Total private sector corporate loans     2,694,637     2,668,054     1,905,263
                                        -----------   -----------   -----------
Individual loans
  Overdraft                                 94,866        57,513       145,438
  Real estate mortgage                     779,604       932,575     1,002,309
  Collateral                                88,107       116,981       138,944
  Credit card                              244,195       282,827       287,926
  Other secured                             17,077        11,890         4,364
  Other unsecured                          223,924       309,951       246,542
                                        -----------   -----------   -----------
Total individual loans                   1,447,773     1,711,737     1,825,523
                                        -----------   -----------   -----------

Total domestic performing loans          5,631,242     6,085,598     5,843,061
                                        -----------   -----------   -----------
Past due loans
  Secured
    With high liquidity guarantees           1,041           727         1,540
    With senior guarantees                 124,917       167,666        94,385
    Without senior guarantees               26,407        28,284        60,079
  Unsecured                                121,548       147,982       145,793
                                        -----------   -----------   -----------

Total domestic past-due loans              273,913       344,659       301,797
                                        -----------   -----------   -----------

Total domestic loans                     5,905,155     6,430,257     6,144,858
                                        ===========   ===========   ===========

                                          1999 (1)      2000 (2)      2001 (3)
                                        -----------   -----------   -----------
                                                (in thousands of pesos)

Foreign loans
 Performing loans
Public sector loans
  Secured
    With preferred guarantees               40,842         5,848              -
    With other guarantees                        -             -        104,701
  Unsecured                                      -             -              -
Total public sector loans                   40,842         5,848        104,701
                                        -----------   -----------   ------------
Financial sector loans
  Secured
    With preferred guarantees                    -             -              -
    With other guarantees                        -             -              -
  Unsecured
    Call money                                   -             -              -
    Other unsecured                         31,396         5,833              -
Total financial sector loans                31,396         5,833              -
                                        -----------   -----------   ------------
Private sector corporate loans
  Secured
    Real estate mortgage guarantees              -             -              -
    With collateral guarantees                   -             -              -
    With other preferred guarantees              -             -              -
    With other guarantees                        -             -              -
  Unsecured
    Overdraft                                  247            38             22
    Term                                   235,501       169,319        635,017
Total private sector corporate loans        35,748       169,357        635,039
                                        -----------   -----------   ------------

Total foreign performing loans             307,986       181,038        739,740
                                        -----------   -----------   ------------

Past due loans
  Secured
    With high liquidity guarantees               -             -              -
    With senior guarantees                     536             -              -
    Without senior guarantees                  300             -              -
  Unsecured                                      -           500              -
Total foreign past-due loans                   836           500              -
                                        -----------   -----------   ------------
Total foreign loans                        308,822       181,538        739,740
                                        ===========   ===========   ============

Total loans                              6,213,977     6,611,795      6,884,598
Allowances for loan losses               (168,112)     (236,810)      (225,193)
                                        -----------   -----------   ------------
    Total loans, net of allowances       6,045,865     6,374,985      6,659,405
                                        ===========   ===========   ============
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

     The Bank's loan categories are as follows:

     Public Sector Loans. Public sector loans are loans granted to federal governments and provinces in Argentina and elsewhere and to state-owned companies. Public sector loans with guarantees (preferred and other) are mainly loans secured by assignment of provinces' share of taxes collected by the federal government, tax receivables and/or energy-related royalties.

     Financial Sector Loans. Financial sector loans are loans granted to financial institutions. Financial sector loans with guarantees (preferred and other) consist of loans secured by highly liquid assets and promissory notes and other guarantees. Call money loans are short-term loans to other banks.

     Private Sector Corporate Loans. Private sector corporate loans are loans to private companies and other legal entities other than financial institutions. Private sector corporate loans with guarantees (preferred and other) consist primarily of highly liquid assets, mortgages and pledges of assets. Collateral guarantees consist primarily of warehouse receipts.

     Individual Loans. Individual loans are loans to individuals. Collateral loans consist primarily of mortgages and chattel mortgages.

     The Bank's loans (net of allowances) amounted to Ps.6.66 billion at December 31, 2001, an increase of 4.22% from Ps.6.39 billion at December 31, 2000. This increase in the amount of loans (net of allowances) was because of an increase in public sector loans, in private individual loans and in the financial sector, partially offset by a decrease in the private corporate sector loans. Total public sector loans (excluding past-due loans) increased by 27.42% from Ps.1,632.8 million at December 31, 2000 to Ps.2,080.6 million at December 31, 2001. Total loans to non-financial private sector companies (excluding past-due loans) decreased by 10.92%, from Ps.2,851.8 million at December, 31, 2000 to Ps.2,540.3 million at December 31, 2001. Total individual loans (excluding past-due loans) increased by 6.65% from December 31, 2000 to December 31, 2001, increasing from Ps.1,711.7 million to Ps.1,825.5 million. Total financial sector loans (excluding past-due loans), including call money loans, increased by 61.07% from Ps.84.7 million at December 31, 2000 to Ps.136.4 million at December 31, 2001. The Bank considers call money to be part of its loan portfolio.

     The Bank's loan portfolio is well diversified in terms of business sectors. For a breakdown of the Bank's loan portfolio by the principal business activity of the borrower, see the table "Loans by Economic Activity" included in this Item. The Bank has historically been the leading lender to a number of large Argentine corporations. At December 31, 2001, the aggregate principal amount of the Bank's 50 largest loans represented approximately 46.40% of the Bank's total loans. Substantially all of these loans are dollar denominated. The percentage of the Bank's total loans that are secured has decreased from 40.63% at December 31, 2000 to 36.16% at December 31, 2001 because of an increase of loans to the financial sector and unsecured loans to the public sector.

     Total public sector loans, which include loans to governments and companies owned by governments, represented 31.61% of the Bank's total loans (excluding past-due loans) at December 31, 2001 as compared to 26.05% in fiscal year 2000. This increase is attributable to the government-debt restructuring made in November 2001. A portion of the government-sector risks priorly booked as government-security holdings was changed to be booked under loans.

     Total private sector corporate loans, which include secured loans, mortgage loans, overdrafts and term loans, are an important part of the Bank's total loan portfolio, representing 47.16%, 43.04% and 36.90% of total loans (excluding past-due loans) at December 31, 1999, 2000 and 2001, respectively. Approximately 24.64% of this portfolio was secured at December 31, 2001.

     Total individual loans, which include overdrafts, mortgage loans, credit card loans and consumer loans, are an important component of the loan portfolio, representing 26.52% of total loans (excluding past-due loans) at December 31, 2001. Mortgage loans (excluding past-due loans), representing 54.90% of total individual loans at December 31, 2001, increased from Ps779.6 million at December 31, 1999 to Ps.932.6 million at December 31, 2000 and to Ps1,002.3 million at December 31, 2001. Credit card loans, representing 15.77% of the total individual loans at December 31, 2001, increased from Ps.244.2 million at December 31, 1999, to Ps.282.8 million at December 31, 2000 and to Ps.287.9 million at December 31, 2001. Total financial sector loans (excluding past-due loans) increased by 61.07% to Ps.136.4 million at December 31, 2001 from Ps.84.7 million at December 31, 2000 because of the increase in secured loans (with preferred guarantees) and call money loans.

     Of the total financial sector loans at December 31, 1999, Ps.50.5 million (23.20%) were overnight and time deposits with other financial institutions (call money loans). These funds represent a temporary use of funds awaiting application in the Bank's commercial banking business. At December 31, 2001, there were only Ps.0.3 million of call money loans balances.

     The Bank has a heavy concentration of short-term loans, due in part to the lack of substantial long-term funding in Argentina. See "Item 5. Operating and Financial Review and Prospects--Funding." At December 31, 2001, 41.12% of Banco Rio's total loan portfolio (excluding past-due loans) had maturities of less than one year and 36.53% had maturities from one year and less than five years, including overnight and time deposits with other financial institutions. See the "Maturity Composition of the Loan Portfolio" table below.

     At December 31, 2001, 93.43% of the Bank's total loan portfolio was dollar-denominated. Most of the Bank's peso-denominated loans represent loans to individuals and small- and medium-sized companies. Substantially all of the loans to large corporations and most mortgage loans are in dollars. Large Argentine companies, including many of the Bank's largest borrowers, that generate foreign currency in their operations or otherwise have the capacity to hedge exchange rate risks generally have been able to borrow in dollars at competitive rates. Dollar lending is typically longer term and less expensive financing for the Bank's clients. At December 31, 2001, 52.53% of the Bank's dollar-denominated loans and 27.86% of the Bank's peso-denominated loans had a maturity of more than one year.

     The following table gives a breakdown of the Bank's total loans classified according to the principal economic activity of the borrower:

                           LOANS BY ECONOMIC ACTIVITY

                                                  At December 31,
                                    -------------------------------------------
                                     1999 (1)    2000 (2)    2001 (3)
                                    ---------   ---------   ---------
                                    (in thousands of pesos, except percentages)

Services                            1,937,156   2,159,643   2,575,718    37.41%
Finance (4)                           427,250     430,171     701,048    10.18%
Construction Industry                 404,962     443,155     358,164     5.20%
Other Manufacturing Industries        502,693     395,402     240,211     3.49%
Retail Merchants                      371,963     341,559     381,561     5.54%
Wholesale Merchants                   349,344     357,131     189,052     2.75%
Primary Production                    259,132     275,195     250,333     3.64%
Base Metal Industries                  75,614      63,806      26,580     0.39%
Personal Loans                      1,198,244   1,308,148   1,478,112    21.47%
Foodstuffs                            184,757     179,736     114,731     1.67%
Chemical Products                      94,253      91,991      52,313     0.76%
Petroleum and Coal Products            92,434      58,824     111,813     1.62%
Electric, Gas, Water and Health
  Services                            163,149     132,605      32,037     0.47%
Textiles                               41,834      43,406      32,731     0.48%
Others                                111,192     331,023     340,194     4.94%
                                    ---------   ---------   ---------   -------
Total Loans Before Adjustments      6,213,977   6,611,795   6,884,598   100.00%

Allowances                           (168,112)   (236,810)   (225,193)
                                    ---------   ---------   ---------
  Total loans, net of
allowances                          6,045,865   6,374,985   6,659,405
                                    =========   =========   =========
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4)  Includes call money loans.

     The following table shows the maturities of the Bank's loan portfolio by type and time remaining to maturity at December 31, 2001:

                   MATURITY COMPOSITION OF THE LOAN PORTFOLIO

                                                  Maturing      Maturing     Maturing
                                                    after        after        after
                                    Maturing      1 month      6 months      1 year      Maturing
                                     within      but within    but within   but within     after
                                    1 month       6 months       1 year      5 years      5 years     Total Loans
                                 -------------- ------------ ------------- ----------- ------------- -------------
                                                   (in thousands of pesos, except percentages)
DOMESTIC LOANS
Performing loans
Public sector loans
    Secured
      With preferred guarantees         21,117       38,119        30,810     512,696       309,426       912,168
      With other guarantees              3,767       15,604        12,492       1,143             -        33,006
    Unsecured                           32,313        3,703        61,685     932,981             -     1,030,682
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total public sector loans               57,197       57,426       104,987   1,446,820       309,426     1,975,856
                                 ============== ============ ============= =========== ============= =============
Financial sector loans
    Secured
      With preferred guarantees            107        7,233            53      19,759             -        27,152
      With other guarantees              2,740            -            85           -             -         2,825
    Unsecured
      Call money                           322            -             -           -             -           322
      Other unsecured                  103,721           60            34       2,305             -       106,120
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total financial sector loans           106,890        7,293           172      22,064             -       136,419
                                 ============== ============ ============= =========== ============= =============

Private sector corporate loans
    Secured
      Real estate mortgage
      guarantees                        22,047       17,690        15,578      47,448         1,499       104,262
      With collateral guarantees        16,213        2,632         1,786       3,895             -        24,526
      With other preferred
      guarantees                        52,427       25,353         5,748         661             -        84,189
      With other guarantees            134,179       74,127        72,359     131,629           700       412,994
    Unsecured
      Overdraft                        544,218      147,429       115,278      46,615           210       853,750
      Term                             194,474      110,116        22,442      98,247           263       425,542
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total private sector corporate
loans                                  963,558      377,347       233,191     328,495         2,672     1,905,263
                                 ============== ============ ============= =========== ============= =============

Individual loans
      Overdraft                         31,068        3,190         1,287       2,745       107,148       145,438
      Real estate mortgage              15,300       36,370        48,238     420,058       482,343     1,002,309
      Collateral                         9,857       21,338        24,193      83,550             6       138,944
      Credit Card                      287,926            -             -           -             -       287,926
      Other secured                      1,012        1,147           580       1,462           163         4,364
      Other unsecured                   35,145       68,833        54,028      81,762         6,774       246,542
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total individual loans                 380,308      130,878       128,326     589,577       596,434     1,825,523
                                 ============== ============ ============= =========== ============= =============

Total domestic performing loans      1,507,953      572,944       466,676   2,386,956       908,532     5,843,061
                                 ============== ============ ============= =========== ============= =============


FOREIGN LOANS

Performing loans
Public sector loans
    Secured
      With preferred guarantees              -            -             -           -             -             -
      With other guarantees                  -            -             -      12,519        92,182       104,701
    Unsecured                                -            -             -           -             -             -
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total public sector loans                    -            -             -      12,519        92,182       104,701
                                 ============== ============ ============= =========== ============= =============
Financial sector loans
    Secured
      With preferred guarantees              -            -             -           -             -             -
      With other guarantees                  -            -             -           -             -             -
    Unsecured
      Call money                             -            -             -           -             -             -
      Other unsecured                        -            -             -           -             -             -
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total financial sector loans                 -            -             -           -             -             -
                                 ============== ============ ============= =========== ============= =============
Private sector corporate loans
    Secured
      Real estate mortgage
      guarantees                             -            -             -           -             -             -
      With collateral guarantees             -            -             -           -             -             -
      With other preferred
      guarantees                             -            -             -           -             -             -
      With other guarantees                  -            -             -           -             -             -
    Unsecured
      Overdraft                             22            -             -           -             -            22
      Term                             621,601        4,605         3,427       5,384             -       635,017
                                 -------------- ------------ ------------- ----------- ------------- -------------
Total private sector corporate
loans                                  621,623        4,605         3,427       5,384             -       635,039
                                 ============== ============ ============= =========== ============= =============

Total foreign performing loans         621,623        4,605         3,427      17,903        92,182       739,740
                                 ============== ============ ============= =========== ============= =============

Total performing loans               2,129,576      577,549       470,103   2,404,859     1,000,714     6,582,801
                                 -------------- ------------ ------------- ----------- ------------- -------------
Percentage of total performing
loans                                    32.35%        8.77%         7.14%      36.53%        15.20%        100.0%

         The following table shows the interest rate sensitivity of the Bank's loan portfolio by currency denomination at December 31, 1999, 2000 and 2001:

                       INTEREST RATE SENSITIVITY OF LOANS

                                                                   At December 31,
                                     ----------------------------------------------------------------------------
                                            1999 (1)                   2000(2)                   2001(3)
                                     ------------------------  ------------------------  ------------------------
                                                     (in thousands of pesos except percentages)
Variable rate loans
  Peso-denominated(4)                     332,421      5.50%        331,759      5.20%        278,404      4.18%
  Dollar-denominated                    1,506,567     24.92%      1,791,389     28.10%      1,490,958     22.39%
                                     -------------  ---------  -------------  ---------  ------------- ----------
       Total variable rate loans        1,838,988     30.42%      2,123,148     33.30%      1,769,362     26.57%
                                     =============  =========  =============  =========  ============= ==========
Fixed rate loans
  Peso-denominated                      1,025,513     16.96%        982,088     15.41%        143,866      2.16%
  Dollar-denominated                    3,074,727     50.86%      3,161,400     49.59%      4,669,573     70.12%
                                     -------------  ---------  -------------  ---------  ------------- ----------
       Total fixed rate loans           4,100,240     67.82%      4,143,488     65.00%      4,813,439     72.28%
                                     =============  =========  =============  =========  ============= ==========
       Total normal loans(5)            5,939,228     98.24%      6,266,636     98.30%      6,582,801     98.81%
Past due loans, net of allowances         106,637      1.76%        108,349      1.70%         76,604      1.15%
                                     -------------  ---------  -------------  ---------  ------------- ----------
      Total loan portfolio, net
           of allowances                6,045,865    100.00%      6,374,985    100.00%      6,659,405    100.00%
                                     =============  =========  =============  =========  ============= ==========

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4)  Includes overdrafts.
(5)  According to Central Bank classifications.

        The following table provides the amounts of loans to borrowers in foreign countries as of December 31, 1999, 2000 and 2001:

                              FOREIGN OUTSTANDINGS

                                            At December 31,
                      ----------------------------------------------------------
                        1999 (1)         2000 (2)          2001 (3)
                      ----------   ---------------------------------------------
                             (in thousands of pesos, except percentages)
Country

Brazil                    20,630           18,647                 -          -
United States             45,871          183,513           661,270     100.00%
Mexico                       514                -                 -          -
Other                      3,585                -                 -          -
                      ==========   =============================================
Total (4)                 70,600          202,160           661,270     100.00%
                      ==========   =============================================

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the results of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4)  Accrued interest is not included.

     Credit Review Policies

     The Bank's credit standards and policies aim to achieve a high level of credit quality in the Bank's loan portfolio, efficiency and flexibility in the processing of loans and the specific assignment of responsibility for credit risk determination. The Bank's credit standards and policies in respect of the evaluation, approval and disbursement of loans are determined and revised by the Bank's Risk Management Department, while such standards and policies in respect of the determination of the degree of credit risk in the Bank's loan portfolio and the classification of loans according to credit quality are determined and revised by the Bank's Risk Auditing Department. These standards and policies are specified by type of product and client segment and formalized in a manual of rules and procedures that must be followed by all persons involved in the loan origination and approval process. The Bank's Management Committee must approve all credit standards and policies.

     Corporate loans, depending upon their size, are approved by the Corporate Banking Credit Committee or the Senior Credit Committee.

     The Corporate Banking Credit Committee is comprised of the Corporate Banking Manager, managers of the relevant client segments within corporate banking (depending upon the particular loan being considered) and the Corporate Banking Risk Manager and the Bank Risk Manager. The Corporate Banking Credit Committee may approve loans resulting in an aggregate exposure to a client or a group of related companies ("Aggregate Risk") of up to U.S.$5.0 million (including proposed loans and loans approved but not yet disbursed).

     Since December 1997, loans to corporate customers resulting in Aggregate Risk exceeding U.S.$5.0 million must be approved by the Bank's Senior Credit Committee, which meets twice a week and is composed of the Country Head Manager, the Bank's Risk Manager and the Corporate Banking Manager. The Senior Credit Committee may approve loans resulting in Aggregate Risk of up to U.S.$20 million. Loans resulting in Aggregate Risk exceeding U.S.$20 million must be submitted by the Senior Credit Committee to Banco Santander Central Hispano Senior Credit Committee for approval.

     Loans to small and medium-sized companies resulting in Aggregate Risk of up to U.S.$5.0 million are submitted to the Commercial Banking Credit Committee, comprised of the Commercial Banking Manager, the Commercial Banking Risk Manager and the relevant Regional Manager and Regional Risk Supervisor. Total exposure exceeding U.S.$5.0 million must be submitted to the Senior Credit Committee. Since January 1, 2000, loans up to U.S.$100,000 are approved on a centralized basis by a Small Loans Unit ("Centro de Pequenos Prestamos").

     Loans to individuals have been rapidly growing since 1991. The Bank uses a computerized scoring program to evaluate all individual loans. Special requirements are applied to different products, such as loan to value ratios in mortgage and chattel mortgage loans, property valuation by independent appraisers, and maximum percentages of income required for installment payments. The Bank uses statistically developed scorecards based on the type of loan and the different socio-economic market and geographical segments in the assessment process.

     Special requirements regarding the evaluation and approval of loans to individuals are intended to ensure credit quality and to manage risk arising from such lending. In home mortgage lending, the Bank will not finance in excess of 80.00% of a property's value for first home mortgages, as determined by an independent appraiser, for periods up to fifteen years and 70.00% for such loans extending from 15 years up to 30 years.

     In automobile lending, the Bank will not finance in excess of 80.00% of the car's value (60.00% in the case of a used car). The Bank considers the income of the household in determining whether to make a mortgage loan and does not grant a loan if the installment payments on the loan would exceed 25.00% of household income (this percentage goes up to 35.00% in the case of upper-income customers).

     With respect to loan portfolio management, the Bank has implemented a credit review process, monitoring all accounts periodically as follows:

     1. Loans in excess of 5.00% of the Bank's net worth (as determined at the end of the month prior to the review) are reviewed during each fiscal quarter.

     2. Loans in excess of 1.00% but not exceeding 5.00% of the Bank's net worth (or Ps.1.0 million, whichever is greater) are reviewed semiannually.

     3. All loans exceeding Ps.200,000 are reviewed at least once every fiscal year, although loans may be reviewed more frequently if the circumstances of particular loans warrant such review.

     4. All consumer loans and all other loans are reviewed and classified based upon payment performance.

     All loans have an internal classification in accordance with Central Bank's classifying requirements. For loans classified other than normal, the review process results in the design and implementation of a plan by the Bank's Risk Auditing department and the department originating the loan in order to improve the credit quality of the loan.

     As a general policy, small past-due consumer loans are managed by the Bank's Collections department as soon as principal or interest is three days overdue. For the following 90 days, this department makes every attempt to contact the client and recover past-due amounts. Meanwhile, a 5.00% mandatory reserve is established (3.00% if collateralized) and after 90 days, full provisions are established for these loans. However, when the specific situation of the loan suggests a serious risk of loss, more immediate action is taken that may include the commencement of legal proceedings.

     The Bank's corporate loans are more closely monitored by the Corporate and Risk Management departments. If weakness is observed in a corporate loan, the Bank takes immediate action, which may include administrative and legal action, without waiting for any specific time period to elapse. However, if a corporate loan is 90 days or more past-due, it is transferred to the Recovery Unit. At the time of such action, the entire loan is classified as non-accrual and, according to the Bank's policy, a 100.00% provision is made. This policy exceeds the requirements of the Central Bank. See "--Allowance for Loan Losses."

     In line with Banco Rio's and SCH Group's traditionally conservative credit culture, the Bank in 1999 decided to implement a more conservative method of risk management by accelerating its write-off policies, an objective which has been accomplished in the year 2000, writing off those unsecured loans of the individual segment after 180 days past-due, which had originally been 360 days in the beginning of 1999. This change in risk management had no impact in the income statement due to the Bank's policy of maintaining a 100.00% allowance for non-performing loans.

     Classification of Loan Portfolio Based on Central Bank Regulations

     The following table classifies the Bank's total loan portfolio (net of allowance) by the classification categories of the Central Bank relating to credit quality by type of loan at the dates indicated below:

                                                   LOAN CLASSIFICATION

                                                     At December 31,
                                        ----------------------------------------
                                          1999 (1)      2000 (2)      2001 (3)
                                        ----------------------------------------
                                                 (in thousands of pesos)
Commercial loan portfolio
Normal
Public sector                             1,311,678     1,632,778     2,080,557
Financial sector
  Public                                    123,845        67,258        26,917
  Private
        High liquidity                          606             -         7,108
        With preferred guarantees            28,421           273           295
        Without preferred guarantees         95,213        16,992       100,963
Private sector
        High liquidity                       68,197       145,624        65,381
        With preferred guarantees           293,569       338,375       138,917
        Without preferred guarantees      2,530,233     2,225,913     2,220,219
                                        ------------  ------------  ------------
Total                                     4,451,762     4,427,213     4,640,357
                                        ============  ============  ============
Potential risk
Public sector                                     -             -             -
Financial sector                                  -             -             -
Private sector
        High liquidity                            -           489             -
        With preferred guarantees             3,212         5,074         4,730
        Without preferred guarantees         31,156        12,738        27,282
                                        ------------  ------------  ------------
Total                                        34,368        18,301        32,012
                                        ============  ============  ============
Problematic
Not past-due
  Public sector                                   -             -             -
  Financial sector                                -             -             -
  Private sector
        High liquidity                            -             -            45
        With preferred guarantees               803           292         1,642
        Without preferred guarantees            462           680         3,772
                                        ------------  ------------  ------------
Total not past-due                            1,265           972         5,459
                                        ============  ============  ============

                                                     At December 31,
                                        ----------------------------------------
                                          1999 (1)      2000 (2)      2001 (3)
                                        ----------------------------------------
                                                 (in thousands of pesos)
Past-due
  Public sector                                   -             -             -
  Financial sector                                -             -             -
  Private sector
        High liquidity                            -             -             -
        With preferred guarantees             1,854         7,057         3,511
        Without preferred guarantees          1,927         3,748         1,456
                                        ------------  ------------  ------------
Total past-due                                3,781        10,805         4,967
                                        ------------  ------------  ------------
Total                                         5,046        11,777        10,426
                                        ============  ============  ============
High risk of insolvency
Not past-due
  Public sector                                   -             -             -
  Financial sector                                -             -             -
  Private sector
        High liquidity                          520             -           761
        With preferred guarantees               667         5,283         3,436
        Without preferred guarantees          1,998         2,815         5,320
                                        ------------  ------------  ------------
Total not past-due                            3,185         8,098         9,517
                                        ============  ============  ============

Past due
  Public sector                                   -             -             -
  Financial sector                                -             -             -
  Private sector
          High liquidity                        297             -           166
          With preferred guarantees           2,751        15,270         6,341
          Without preferred guarantees        6,850        26,812        28,813
                                        ------------  ------------  ------------
Total past-due                                9,898        42,082        35,320
                                        ------------  ------------  ------------
Total                                        13,083        50,180        44,837
                                        ============  ============  ============

Uncollectible
Public sector                                     -             -             -
Financial sector                                  -             -             -
Private sector
        High liquidity                          214           177             -
        With preferred guarantees                 -         2,112             -
        Without preferred guarantees              -             -             -
                                        ------------  ------------  ------------
Total                                           214         2,289             -
                                        ============  ============  ============

Irrecoverable for technical reasons
Public sector                                     -             -             -
Financial sector                                  -             -             -
Private sector
        High liquidity                            -             -             -
        With preferred guarantees                 -             -             -
        Without preferred guarantees              -             -             -
                                        ------------  ------------  ------------
Total                                             -             -             -
                                        ------------  ------------  ------------
  Total commercial loan portfolio         4,504,473     4,509,760     4,727,632
                                        ============  ============  ============

                                                     At December 31,
                                        ----------------------------------------
                                          1999 (1)      2000 (2)      2001 (3)
                                        ----------------------------------------
                                                 (in thousands of pesos)

Consumer loan portfolio (4)
Normal performance
Public sector                                    58            12             -
Private sector
        High liquidity                        1,533         1,692         5,441
        With preferred guarantees           786,955     1,025,957     1,122,091
        Without preferred guarantees        653,926       765,952       770,159
                                        ------------  ------------  ------------
Total                                     1,442,472     1,793,613     1,897,691
                                        ============  ============  ============
Inadequate performance
Public sector                                     -             -             -
Private sector
        High liquidity                            -            50           141
        With preferred guarantees            44,047        60,604        45,112
        Without preferred guarantees         36,418        36,643        52,605
                                        ------------  ------------  ------------
Total                                        80,465        97,297        97,858
                                        ============  ============  ============
Deficient performance
Not past-due public sector                        -             -             -
  Private sector high liquidity                   -             -             -
        With preferred guarantees             1,921         3,929         3,296
        Without preferred guarantees          2,050         4,219         7,215
                                        ------------  ------------  ------------
Total not past-due                            3,971         8,148        10,511
                                        ============  ============  ============

Past-due public sector                            -             -             -
  Private sector high liquidity                   -             4            12
        With preferred guarantees             2,228         4,877         1,071
        Without preferred guarantees         10,104        16,907        11,026
                                        ------------  ------------  ------------
Total past-due                               12,332        21,788        12,109
                                        ------------  ------------  ------------
Total                                        16,303        29,936        22,620
                                        ============  ============  ============
Difficult collection
Not past-due public sector                        -             -             -
  Private sector high liquidity                   -             -             -
        With preferred guarantees             1,266         1,237         3,011
        Without preferred guarantees          1,485           708         2,465
                                        ------------  ------------  ------------
Total not past-due                            2,751         1,945         5,476
                                        ============  ============  ============

Past-due public sector                            -             -             -
  Private sector high liquidity                   -             -             8
        With preferred guarantees             8,439        11,499         9,887
        Without preferred guarantees         13,393         3,148         3,596
                                        ------------  ------------  ------------
Total past-due                               21,832        14,647        13,491
                                        ------------  ------------  ------------
Total                                        24,583        16,592        18,967
                                        ============  ============  ============

                                                     At December 31,
                                        ----------------------------------------
                                          1999 (1)      2000 (2)      2001 (3)
                                        ----------------------------------------
                                                 (in thousands of pesos)
Uncollectible
Public sector                                     -             -             -
Private sector high liquidity                     -             -             3
        With preferred guarantees             8,531         9,489           798
        Without preferred guarantees              -             -             -
                                        ------------  ------------  ------------
Total                                         8,531         9,489           801
                                        ============  ============  ============

Irrecoverable for technical reasons
Public sector                                     -             -             -
Private sector high liquidity                     -             -             -
        With preferred guarantees                 -             -             -
        Without preferred guarantees              -             -             -
                                        ------------  ------------  ------------
Total                                             -             -             -
                                        ============  ============  ============
  Total consumer loan portfolio           1,572,354     1,946,927     2,037,937
                                        ============  ============  ============

Total loan portfolio                      6,076,827     6,456,687     6,765,569
Allowances in excess over minimum
  required                                  (30,962)      (81,702)     (106,164)
                                        ------------  ------------  ------------
  Total loans, net of allowances          6,045,865     6,374,985     6,659,405
                                        ============  ============  ============
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Consumer loans include loans of up to Ps.100,000 without preferred guarantees and loans up to Ps.200,000 with preferred guarantees.

     Past-due Loan Portfolio

     On a monthly basis, banks are required to classify loan obligors according to the Central Bank's six different loan classification categories based upon the highest level of repayment risk of any of the loans to an obligor, and to submit reports to the Central Bank. For further information with respect to such loan classification categories, see "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements--Loan Loss Provisions."

     Account managers monitor past-due loans on a regular basis. In addition, the Risk Management department monitors all loans that are considered non-performing and continually revises estimates of the collectibility of such loans, adjusting the provision levels accordingly. The Bank has a general allowance that is allocated to specific loans upon review in accordance with the Bank's credit review process. See "--Credit Review Policies."

     The following table presents information with respect to past-due and nonperforming loans at December 31, 1999, 2000 and 2001:

                        PAST-DUE AND NONPERFORMING LOANS

                                          At December 31,
                            ----------------------------------------------
                              1999 (1)       2000 (2)         2001 (3)
                            ------------- ---------------  ---------------
                             (in thousands of pesos, except percentages)

Total loans(4)                 6,213,977       6,611,795        6,884,598
Past due loan portfolio(5)       274,749         345,159          301,797
Non-performing loan
 portfolio(6)                    154,898         224,926          166,180
Past due loans to total
 loans                              4.42%           5.22%            4.38%
Non-performing
  loans to total loans              2.49%           3.40%            2.41%

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes loans to public sector entities, financial institutions (including call money), corporations and individuals. Includes past-due loan portfolio.
(5) Past-due loans are equal to the loans classified in the Potential Risk, Problematic, High Risk of Insolvency, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's commercial portfolio and in the Inadequate Performance, Deficient Performance, Difficult Collection, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's consumer loan portfolio.
(6) Includes loans in the Problematic, High Risk of Insolvency, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's commercial portfolio and in the Deficient Performance, Difficult Collection, Uncollectible and Irrecoverable for Technical Reasons categories for the Bank's consumer portfolio at December 31, 1999, 2000 and 2001.

     The Bank's policy is to cease accruing interest on loans classified as non-performing. The Central Bank has specific provisioning requirements with respect to non-performing loans. The Bank's provisioning policies with respect to these loans are more conservative than the policies of the Central Bank.

     At December 1999, the ratios of non-performing loans to total loans and past-due loans to total loans show approximately the same level as on December 31, 1998. At December 31, 2000, the increases of both ratios was due to the merger with Banco Tornquist. At December 31, 2001, the decrease of both ratios was due to the strong write-offs realized during the year.

     None of the Bank's loans regarding approximately the top 25% of the loan portfolio in terms of principal amount was past-due at December 31, 2001.

     Allowance for Loan Losses

     The Central Bank requires that specified loan loss provisions be taken with respect to loans of obligors that fall in the classification categories of the Central Bank. See "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements--Loan Loss Provisions."

     The following table presents allowance ratios for the Bank at December 31, 1999, 2000 and 2001:

                           ALLOWANCES FOR LOAN LOSSES

                                                At December 31,
                                ------------------------------------------------
                                    1999 (1)         2000 (2)         2001 (3)
                                ---------------- ---------------  --------------
                                  (in thousands of pesos, except percentages)

Allowances                          Ps. 168,112     Ps. 236,810      Ps. 225,193
Allowances as a % of:
Total loan portfolio                      2.71%           3.58%            3.27%
Past due loan
  portfolio                              61.19%          68.61%           74.62%
Non-performing loan
  portfolio                             108.53%         105.28%          135.51%
Past due loan portfolio without
  senior guarantees                     113.39%         133.97%          234.12%
Non-performing loan portfolio
  without senior guarantees             217.97%         189.77%          504.23%

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

     The following table shows changes in the Bank's loan loss provision at December 31, 1999, 2000 and 2001:

                         CHANGES IN LOAN LOSS PROVISION

                                                 At December 31,
                                   --------------------------------------------
                                      1999 (1)        2000 (2)       2001 (3)
                                   -------------   -------------- -------------
                                             (in thousands of pesos)
Allowance at beginning of
the year                                 173,300         168,112        236,810
Provision, net (4)                       111,050         304,730        257,107
Application of allowances
(charge offs)                           (115,905)       (231,673)      (268,724)
Allowances restored to income
                                            (333)         (4,359)             -
                                   -------------   -------------  -------------
Allowance at end of the year             168,112         236,810        225,193
                                   =============   =============  =============
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. (4) The difference in provisions as set forth in this table and the Bank's income statement represents direct charges to income.
(4) The difference in provisions as set forth in this table and the Bank's income statement represents direct charges to income.

     The following table presents the Bank's allowances for loan losses by type of loan in accordance with the loan classification system of the Central Bank for December 31, 1999, 2000 and 2001:

                           ALLOWANCES FOR LOAN LOSSES

                                                   At December 31,
                                     -------------------------------------------
                                       1999 (1)       2000 (2)       2001 (3)
                                     -------------  -------------  -------------
                                               (in thousands of pesos)
Commercial loan portfolio

Normal
Public sector                                   -              -               -
Financial sector
  Public                                        -              -               -
  Private
      High liquidity                            -              -              72
      With preferred guarantees                 -              3               3
      Without preferred guarantees          1,249            172           1,020
Private sector
      High liquidity                          689          1,471             661
      With preferred guarantees             2,923          3,418           1,403
      Without preferred guarantees         25,567         22,629          22,426
                                     -------------  -------------  -------------
Total                                      30,428         27,693          25,585
                                     =============  =============  =============

Potential risk
Public sector                                   -              -               -
Financial sector                                -              -               -
Private sector
      High liquidity                            -              5               -
      With preferred guarantees                99            157             146
      Without preferred guarantees          1,640            670           1,436
                                     -------------  -------------  -------------
Total                                       1,739            832           1,582
                                     =============  =============  =============

Problematic
Not past-due
  Public sector                                 -              -               -
  Financial sector                              -              -               -
  Private sector
      High liquidity                            -              -               -
      With preferred guarantees               110             40             224
      Without preferred guarantees            154            226           1,258
                                     -------------  -------------  -------------
Total not past-due                            264            266           1,482
                                     =============  =============  =============

Past-due
  Public sector                                 -              -               -
  Financial sector                              -              -               -
  Private sector
      High liquidity                            -              -               -
      With preferred guarantees               253            962             479
      Without preferred guarantees            642          1,250             485
                                     -------------  -------------  -------------
Total past-due                                895          2,212             964
                                     -------------  -------------  -------------
Total                                       1,159          2,478           2,446
                                     =============  =============  =============

                                                   At December 31,
                                     -------------------------------------------
                                       1999 (1)       2000 (2)       2001 (3)
                                     -------------  -------------  -------------
                                               (in thousands of pesos)
High risk of insolvency
Not past-due
  Public sector                                 -              -               -
  Financial sector                              -              -               -
  Private sector
      High liquidity                            5              -               8
      With preferred guarantees               598          1,761           1,145
      Without preferred guarantees          1,998          2,816           5,321
                                     ------------   ------------   -------------
Total not past-due                          2,601          4,577           6,474
                                     ============   ============   =============

Past due
  Public sector                                 -              -               -
  Financial sector                              -              -               -
  Private sector
      High liquidity                            3              -               1
      With preferred guarantees             2,750          5,254           2,114
      Without preferred guarantees          6,850         26,813          28,813
                                     ------------   ------------   -------------
Total past-due                              9,603         32,067          30,928
                                     ------------   ------------   -------------
Total                                      12,204         36,644          37,402
                                     ============   ============   =============

Uncollectible
Public sector                                   -              -               -
Financial sector                                -              -              41
Private sector
      High liquidity                            2              2               -
      With preferred guarantees             6,079          5,135               -
      Without preferred guarantees          2,171          9,160             977
                                     ------------   ------------   -------------
Total                                       8,252         14,297           1,018
                                     ============   ============   =============

Irrecoverable for technical reasons
Public sector                                   -              -               -
Financial sector                                -              -               -
Private sector
      High liquidity                            -              -             395
      With preferred guarantees               351            409             614
      Without preferred guarantees              -            950           7,918
                                     ------------   ------------   -------------
Total                                         351          1,359           8,927
                                     ------------   ------------   -------------
Total commercial loan portfolio            54,133         83,303          76,960
                                     ============   ============   =============

Consumer loan portfolio(4)

Normal performance
Public sector                                   -              -               -
Private sector
      High liquidity                           16             17              55
      With preferred guarantees             7,951         10,364          11,334
      Without preferred guarantees          6,599          7,736           7,779
                                     ------------   ------------   -------------
Total                                      14,566         18,117          19,168
                                     ============   ============   =============

                                                   At December 31,
                                     -------------------------------------------
                                       1999 (1)       2000 (2)       2001 (3)
                                     -------------  -------------  -------------
                                               (in thousands of pesos)
Inadequate performance
Public sector                                   -              -              -
Private sector
      High liquidity                            -              -              1
      With preferred guarantees             1,362          1,874          1,395
      Without preferred guarantees          1,917          1,929          2,769
                                     ------------   ------------  -------------
Total                                       3,279          3,803          4,165
                                     ============   ============  =============

Deficient performance
Not past-due
  Public sector                                 -              -              -
  Private sector
      High liquidity                            -              -              -
      With preferred guarantees               262            536            449
      Without preferred guarantees            684          1,406          2,405
                                     ------------   ------------  -------------
Total not past-due                            946          1,942          2,854
                                     ============   ============  =============

Past due
  Public sector                                 -              -              -
  Private sector
      High liquidity                            -              -              -
      With preferred guarantees               304            665            146
      Without preferred guarantees          3,367          5,636          3,676
                                     ------------   ------------  -------------
Total past-due                              3,671          6,301          3,822
                                     ------------   ------------  -------------
Total                                       4,617          8,243          6,676
                                     ============   ============  =============

Difficult collection
Not past-due
  Public sector                                 -              -              -
  Private sector
      High liquidity                            -              -              -
      With preferred guarantees               422            412          1,004
      Without preferred guarantees          1,485            708          2,465
                                     ------------   ------------  -------------
Total not past-due                          1,907          1,120          3,469
                                     ============   ============  =============

Past due
  Public sector                                 -              -              -
  Private sector
      High liquidity                            -              -              -
      With preferred guarantees             2,813          3,918          3,296
      Without preferred guarantees         13,601          3,148          3,595
                                     ------------   ------------  -------------
Total past-due                             16,414          7,066          6,891
                                     ------------   ------------  -------------
Total                                      18,321          8,186         10,360
                                     ============   ============  =============

Uncollectible
Public sector                                   -              -              -
Private sector
      High liquidity                            -              -              -

                                                   At December 31,
                                     -------------------------------------------
                                       1999 (1)       2000 (2)       2001 (3)
                                     -------------  -------------  -------------
                                               (in thousands of pesos)

      With preferred guarantees            34,237         19,826             798
      Without preferred guarantees          7,895         13,630             902
                                     -------------  -------------  -------------
Total                                      42,132         33,456           1,700
                                     =============  =============  =============

Irrecoverable for technical reasons
Public sector                                   -              -               -
Private sector
      High liquidity                            -              -               -
      With preferred guarantees                91              -               -
      Without preferred guarantees             11              -               -
                                     -------------  -------------  -------------
Total                                         102              -               -
                                     -------------  -------------  -------------
Total consumer loan portfolio              83,017         71,805          42,069
                                     =============  =============  =============

Total assigned allowance                  137,150        155,108         119,029
Excess of allowances over
  minimum required                         30,962         81,702         106,164
                                     -------------  -------------  -------------
Total allowances                          168,112        236,810         225,193
                                     =============  =============  =============

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Consumer loans include loans of up to Ps.100,000 without preferred guarantees and loans of up to Ps.200,000 with preferred guarantees. All loans were classified according to the categories of the Central Bank in effect at December 31, 2001.

     The following table sets out charge offs and recoveries classified by type of loan at December 31, 1999, 2000 and 2001:

                                           CHARGE OFFS AND RECOVERIES

                                                At December 31,
                                   -----------------------------------------
                                     1999 (1)      2000 (2)       2001 (3)
                                   ------------  ------------  -------------
                                            (in thousands of pesos)
Private sector
  Corporate loans
      Secured
           Overdraft                         -             -              -
           Term                              -        16,970         22,406
      Unsecured
           Overdraft                    18,284        29,691         31,506
           Term                          4,257        41,717         60,866
                                   ------------  ------------  -------------
Total private sector corporate
  loan charge offs                      22,541        88,378        114,778
                                   ============  ============  =============
Individual loans
      Secured
           Overdraft                         -             -              -
           Credit cards                      -             -              -
           Other individual loans          218        12,690         51,315
      Unsecured

                                                At December 31,
                                   -----------------------------------------
                                     1999 (1)      2000 (2)       2001 (3)
                                   ------------  ------------  -------------
                                            (in thousands of pesos)

           Overdraft                    59,778        53,148         71,603
           Credit cards                 27,470         8,027          5,782
           Other individual loans        5,898        69,430         25,246
                                   ------------  ------------  -------------
Total individual loan
  charge offs                           93,364       143,295        153,946
                                   ============  ============  =============
Total charge offs                      115,905       231,673        268,724
                                   ============  ============  =============
Recoveries                              11,247        28,229         44,030

--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the assets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

Deposits

     The following table presents information regarding the maturity of deposits held by the Bank at December 31, 2001:


                                                     DEPOSITS BY MATURITY

                                                     At December 31, 2001
                               ----------------------------------------------------------------
                                 Peso-denominated     Dollar-denominated          Total
                               ----------------------------------------------------------------
                                         (in thousands of pesos, except percentages)
Demand and savings
 deposits(1)                   1,028,251    78.30%   2,220,070    43.90%   3,248,321    50.99%
                               ----------  --------  ----------  --------  ----------  --------

Time deposits maturing(2)
Up to 1 month                    100,855     7.68%   1,603,979    31.72%   1,704,834    26.76%
From 1 to 3 months                16,882     1.29%     363,713     7.19%     380,595     5.97%
From 3 to 6 months               120,389     9.17%     551,430    10.90%     671,819    10.55%
From 6 to 12 months               46,849     3.57%     311,315     6.16%     358,164     5.62%
More than 12 months                    0     0.00%       6,642     0.13%       6,642     0.10%
                               ----------  --------  ----------  --------  ----------  --------
Total time deposits              284,975    21.70%   2,837,079    56.10%   3,122,054    49.01%
                               ----------  --------  ----------  --------  ----------  --------

Total deposits                 1,313,226   100.00%   5,057,149   100.00%   6,370,375   100.00%
                               ==========  ========  ==========  ========  ==========  ========

--------------------
(1) Includes demand deposits, saving deposits and all other deposits that are not time deposits. Includes accrued interest and exchange differences payable.
(2)  Includes accrued interest and exchange differences payable.

     The following table shows the time deposits held by the Bank at December 31, 2001, by amount and maturity for deposits in excess of Ps.100,000:

                            TIME DEPOSITS BY MATURITY

                                            At December 31, 2001
                                          (In thousands of pesos)

Peso-Denominated Time Deposits (1)
Up to 100,000 Pesos                                           228,228
More than 100,000 Pesos
              Up to 1 month                                     8,073
              From 1 to 3 months                                3,267
              From 3 to 6 months                                  116
              From 6 to 12 months                              45,291
              More than 12 months                                   0

                                                            ---------
Total more than 100,000 Pesos                                  56,747
                                                            ---------
Total Peso-denominated time deposits                          284,975
                                                            =========

Dollar-Denominated Time Deposits (1)
Up to 100,000 Dollars                                       1,430,930
More than 100,000 Dollars
              Up to 1 month                                   529,641
              From 1 to 3 months                              128,860
              From 3 to 6 months                              469,795
              From 6 to 12 months                             273,318
              More than 12 months                               4,535

                                                            ---------
Total more than 100,000 Dollars                             1,406,149
                                                            ---------
Total Dollar-denominated time deposits                      2,837,079
                                                            =========

Total Time Deposits                                         3,122,054
                                                            =========
--------------------
(1)  Includes accrued interest and exchange differences payable.

Short Term Borrowings

     The following table shows information relating to short-term borrowings by the Bank at December 31, 2000 and 2001:

                            SHORT TERM BORROWINGS (1)

                                            At December 31,
                                  ----------------------------------
                                      2000 (2)           2001 (3)
                                  ---------------    ---------------

          Balance                   1,435,319          1,166,412
          Average                   1,376,223          1,285,122
          Maximum                   1,517,462 (4)      1,402,443 (5)
          Average interest rate         7.95%              4.15%
--------------------
(1) Short-term borrowings in excess of 30.00% of stockholders' equity are comprised of lines of credit to finance foreign trade operations.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the liabilities of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4)  Maximum at the end of March 2000.
(5)  Maximum at the end of September 2001.

Capital Resources

     Stockholders' Equity

     The Bank's stockholders' equity was Ps.1.1 billion at December 31, 2001, a decrease from Ps.1.3 billion at December 31, 2000, which was an increase from Ps1.2 billion at December 31, 1999. The Bank's ratio of tangible stockholders' equity to total assets decreased from 9.34% at December 31, 1999, to 9.01% at December 31, 2000 and increased to 10.32% at December 31, 2000, as a result of earnings and losses plus stockholders' equity (less dividends paid) either increasing or decreasing at a higher rate than total assets. The Bank's "Stockholders' Equity" is comprised of "Capital Stock," "Non Capitalized Contributions," "Adjustments to Stockholders' Equity" resulting from accounting for inflation in accordance with Argentine Banking GAAP, "Earnings Reserved" ("Legal and Other Reserves") and "Unappropriated Earnings" (retained earnings less the earnings reserved).

     The changes in stockholders' equity for fiscal years 1999, 2000 and 2001 reflect net income of, Ps.119.2 million, Ps.207.6 million and net loss of Ps.10.2, respectively, reduced by the payment of cash dividends of Ps.30.3 million, Ps.35.7 million and Ps.62.3 million respectively. In the fiscal year 1999, 2000 and 2001, Ps.20.2 million, Ps.23.8 million and Ps.41.5 million, respectively, were transferred from unappropriated earnings (retained earnings) to legal reserves. In fiscal year 2000, stockholders' equity increased by Ps17.3 million due to the Banco Tornquist incorporation. In fiscal year 2001, stockholders' equity decreased by Ps.38 million due to the distribution of the irrevocable contribution received on July 31, 1996. (See: "Major Shareholders and Related Party Transactions--Dividend Policy").

     "Adjustments to Stockholders' Equity" reflects the restatement of "Capital Stock" in equivalent purchasing power. The "Capital Stock" account generally maintains its nominal value at each balance sheet date. In fiscal year 2000, due to the merger with Banco Tornquist, capital stock increased by Ps.11.5 million to reach Ps.346.7 million at December 31, 2000 and 2001. The Central Bank requires that 20.00% of a bank's annual net income be added to its legal reserve. "Earnings Reserved" includes this annual reserve as well as other reserves (primarily voluntary reserves), from which the Bank cannot pay dividends. "Earnings Reserved" are unrelated to the Bank's allowances for loans.

     Capital Adequacy

     Following in many respects the criteria set forth in the directives of the Basle Committee for the Supervision of Banking Practices, in July 1991 the Central Bank substantially amended its capital adequacy guidelines. Under these guidelines, a bank is required to have specified levels of capital based on a percentage of the value of its non-liquid assets and the risk-weighted value of its financial and other liquid assets. See "--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements."

     The table below sets forth the Bank's capital calculated pursuant to Central Bank requirements and Central Bank minimum capital requirements in effect at December 31, 1999, 2000 and 2001:

                 CAPITAL IN EXCESS OF CENTRAL BANK REQUIREMENTS

                                                         December 31,
                                              ----------------------------------
                                               1999 (1)    2000 (2)    2001 (3)
                                              ----------  ----------  ----------
                                                   (in thousands of pesos)
Central Bank minimum capital requirements

  Allocated to loans, other receivables
  and other assets and guarantees given         698,900     863,594     785,642
  Allocated to fixed assets                      58,831      60,543      63,706
  Allocated to market risk value                  2,348       9,148       3,173
  Allocated to interest rate risk                 6,887       6,103       6,648
                                              ---------   ---------   ---------
  Central Bank minimum capital requirements     766,966     939,388     859,169
                                              =========   =========   =========


Bank capital calculated under Central Bank requirements

  Core capital                                1,086,411   1,138,342   1,076,559
  Supplemental capital                          124,135     204,225      11,505
  Deductions                                    (68,425)    (61,697)    (80,409)
  Additional integration market valuation         5,813         579      (6,554)
  Bank capital calculated under Central
                                              ---------   ---------   ---------
  Bank requirements                           1,147,934   1,281,449   1,001,101
                                              =========   =========   =========

Excess capital over required capital            380,968     342,061     141,932
                                              =========   =========   =========
--------------------
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

                     ARGENTINE BANKING SYSTEM AND REGULATION

The Argentine Banking System

         The Argentine financial system consisted of 86 commercial banks, of which 73 were privately owned banks and 13 were Argentine Government owned or related banks, as of December 31, 2001. The total number of financial institutions--including the other 21 non-banking financial institutions--was 107 as of December 31, 2001.

         Of the 73 privately owned commercial banks at December 31, 2001, 32 were privately owned locally based banks (sociedades anonimas), 39 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks) and 2 were cooperative banks (bancos cooperativos limitados). The largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Hipotecario S.A. and Banco Credicoop S.A. According to information published by the Central Bank, as of December 31, 2001, privately owned locally based commercial banks accounted for approximately 12.70% of deposits and approximately 18.07% of loans in the Argentine financial system. The largest foreign banks as of such date were the Bank, BBVA Banco Frances, BankBoston and Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks. According to information published by the Central Bank, as of December 31, 2001, foreign-owned commercial banks accounted for 51.80% of deposits and approximately 47.60% of loans in the Argentine financial system. Cooperative banks are active principally in consumer banking, with a special emphasis on the lower end of the market. As of December 31, 2001, cooperative banks accounted for approximately 2.33% of deposits and 2.13% of loans in the Argentine financial system.

         The largest Argentine Government-owned or related banks, in terms of total assets, were Banco de la Nacion Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. Under the provisions of the Financial Institutions Law ("FIL"), public banks have comparable rights and obligations as private banks, except that public banks handle public revenues and promote regional development and certain public banks have preferential tax treatment. The by-laws of some Argentine Government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. According to information published by the Central Bank, as of December 31, 2001, Argentine Government-owned and Government-related commercial banks accounted for approximately 32.83% of deposits and approximately 29.85% of loans in the Argentine financial system.

         In the last few years, the Argentine Government has implemented a series of reforms of the financial system, with particular emphasis on the public sector. International trade financing was transferred from the Central Bank to Banco de Inversion y Comercio Exterior (BICE). Banco Nacional de Desarrollo (BANADE) has been taken over by the largest government-owned bank, Banco de la Nacion Argentina, and the savings bank Caja Nacional de Ahorro y Seguros has been privatized. In addition, Banco Hipotecario Nacional, which was renamed Banco Hipotecario S.A., was privatized during 1999.

         Consolidation has been a dominant theme in the banking sector since the Convertibility Plan was implemented in 1991, with the total number of banks declining from 214 in 1991 to 205 in 1994, and to 86 at the end of 2001. Total deposits decreased 22.64% during the year 2001, reduced to Ps.66.97 billion, principally due to the crisis and the lack of confidence in the Financial System. Total loans decreased as well to the level of Ps.70.19 billion. The system is somewhat concentrated, with the 10 largest private banks holding 49.02% of the system's deposits as of December 31, 2001, with significant differences in operating statistics (credit quality, efficiency and profitability ratios) between the top-tier and bottom-tier banks. Thus, within the group of private banks, 73.34% of the deposits correspond to the 10 largest ones.

         Remedial Measures Adopted

         The economic and financial situation in Argentina deteriorated unrelentingly over the last few months; since June 30, 2001, this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the financial system overall, deeply recessionary conditions with significant drops in both consumption and investment, decreased actual cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

         On November 1, 2001, the Argentine Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

         In response to the outflow of deposits and resulting tightening of liquidity which occurred during December 2001, the Argentine Government adopted several remedial measures. Those provisions included that pursuant to Decree No. 1,570/2001, as well as implementing regulations of the Central Bank, Argentine individuals and corporations were subject to restrictions on making certain payments and transferring funds abroad. According to Communication "A" 3471 of the Central Bank, as amended, transfers of foreign currency outside of Argentina
(1) to pay the principal and interest of certain financial obligations until August 12, 2002, or (2) to repatriate invested capital or dividends are subject to prior approval of the Central Bank provided, however, that no such approval is required for the payment of obligations of persons or private sector legal entities arising from: (a) debts with international organizations; (b) debts with banks party to a project financing co-financed by international organizations; (c) debts with official credit agencies and export credit insurance companies which are members of the International Union of Credit and Investment Insurers or guaranteed thereby; (d) debts with multilateral credit organizations in which the Argentine government holds an interest through the Central Bank or national official banks, and (e) debts with other multilateral credit organizations party to agreements which include provisions to be treated in terms not less favorable than those applicable to the most-favored treatment to a multilateral financial organization, or guaranteed by such organizations.

         Subsequent to year-end, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, domestic and foreign, was declared.

         On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced deep changes to the economic framework effective until then and, particularly, abolished the Convertibility Law (whereby the ARS was pegged at par with the US dollar) which had been in effect since March 1991, in particular Law No. 25,561 also empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. The law included, among others, the following measures:

               (a) The switch into ARS of certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of one Argentine pesos (ARS) to each US dollar;

               (b) The switch into ARS of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of one ARS 1 to each US dollar;

               (c) The switch into ARSs at the exchange rate of one ARS 1 to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

               (d) The implementation of a new system levying duties on the export of oil and gas;

               (e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into ARSs of certain receivables.

         Furthermore, Federal Executive Decree No. 71/02 and "Banco Central de la Republica Argentina" (Central Bank) Communique "A" 3425 established an "officially-ruled" foreign exchange market, basically for exports and certain imports and financial transactions, and another "free" exchange market (floating rate) for all other transactions. The officially-ruled exchange rate was set at ARS 1.4 to each US dollar, while the exchange rate on the "free market" at close of business of January 11, 2002 (the first day the foreign exchange market reopened after being suspended since December 23, 2001), ranged from ARS 1.60 to ARS 1.70 to each US dollar, selling price. Later, by Decree No. 260/02 of February 8, 2002, the Federal Executive Branch established a single and free market through which all foreign exchange transactions are to be channeled as from the date of issuance of such Decree. Foreign exchange transactions are to take place at freely agreed-upon rates, subject to certain requirements and to the regulations to be set by the Central Bank.

         Subsequently, through Decrees No. 214/02 of February 3, 2002, and No. 410/02 of March 1, 2002, the Federal Executive took, among others, the following measures were adopted:

               (a) The switch into ARS of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors' obligations to deliver sums to which foreign law is applicable;

               (b) The switch into ARS of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currencies;

               (c) The switch into ARS of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

               (d) The conversion into ARS of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

               (e) The adjustment of all receivables and payables referred to in points (b) through (d) by applying a "Coeficiente de Estabilizacion de Referencia" (CER -Benchmark Stabilization Coefficient) that is to be published by the Central Bank and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, are not allowed to contain and shall not be subject to adjustment clauses;

               (f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the switch of deposits with and payables to the financial entities.

Argentine Banking Regulation

         General

         Banking activities in Argentina have been regulated primarily under the FIL, which empowers the Central Bank to regulate and supervise the Argentine banking system, since 1977. In practice, the Central Bank has vested the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange, hereinafter referred to as the "Superintendency"), with most of the Central Bank's supervisory powers. In this section, unless the context otherwise requires, references to the Central Bank shall be understood as references to the Central Bank acting through the Superintendency. The FIL confers numerous powers on the Central Bank, including the ability to grant and revoke bank licenses, to authorize the establishment of branches outside Argentina, to approve bank mergers, capital increases and certain transfers of stock, to fix minimum capital, liquidity and solvency requirements, to grant certain financial facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations that further the intent of the FIL.

         As supervisor of the system, the Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, indications of portfolio quality (including details on principal debtors and any reserve for loan losses established) and other pertinent information, allow the Central

Bank to monitor the financial institutions' business practices. If the Central Bank's rules are breached, various sanctions may be imposed depending on the gravity of the violation. These sanctions range from calling attention to the infraction to imposing fines or even revoking the institution's operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Central Bank of specific adequacy or regularization plans. These plans must be approved by the Central Bank in order for the financial institution to remain in business.

         Additionally, the Central Bank is authorized to make inspections in order to confirm the accuracy of information it receives from financial institutions.

         Consolidated Supervision

         Financial institutions have been subject to the supervision of the Central Bank on a consolidated basis since 1994. Accordingly, the requirements set forth under the captions "--Liquidity and Solvency Requirements--Minimum Capital Requirements," "--Concentration of Risk" and "--Reserve for Loan Losses," among others, are calculated on a consolidated basis. Neither the deposit portfolio of a financial institution nor its depositors is subject to consolidated supervision.

         In order to exercise supervision, the Central Bank requires financial institutions to submit certain information including the following:

                  (i) monthly consolidated financial statements of the financial institution, its local and foreign branches and its "material subsidiaries" (as defined below);

                  (ii) quarterly and annual consolidated financial statements of the financial institution, its local and foreign branches, its "subsidiaries" (as defined below), material subsidiaries of material subsidiaries, those "associated entities" (as defined below) determined by the Central Bank and companies not mentioned above but elected by the financial institution to be consolidated with the prior approval of the Central Bank;

                  (iii) a detailed list, at June 30 and December 31 of each year, of local and foreign companies "related" (as such concept is defined in "--Liquidity and Solvency Requirements--Concentration of Risk") either to the directors of the financial institution or to holders of at least 5.00% of the financial institution's capital stock or its voting stock; and

                  (iv) consolidated semi-annual financial statements of the economic group comprised of the controlling shareholders or controlling group of the financial institution, except where the controlling shareholders are local financial institutions or foreign financial institutions subject to a consolidated supervision regime in the country of origin.

         For purposes of this regulation: (i) "subsidiary" of a local financial institution means any local or foreign financial institution or any company providing services complementary to those provided by such local financial institution when the local financial institution (a) directly or indirectly owns 50.00% or more of the voting stock of the subsidiary, (b) directly or indirectly has the power to elect the majority of the members of the administrative body of the subsidiary or (c) the majority of the directors of the local financial institution also forms the majority of the directors of the subsidiary; (ii) "material subsidiary" means any subsidiary (a) whose assets, contingencies and off-balance sheet operations amount to 10.00% or more of the financial institution's computable net worth, (b) whose current fiscal year results of operations amount to 10.00% or more of the current fiscal year results of operations of the local financial institution and its foreign branches or (c) who owns one or more subsidiaries which, on a consolidated basis, would qualify as a material subsidiary; and (iii) "associated institutions" means any local or foreign financial institution or any company providing services complementary to the services provided by such local financial institution which, directly or indirectly through another controlled legal institution, owns or controls more than 12.5% of the total voting stock of such associated institution.

         Permitted Activities and Investments

         The FIL provides for the following types of financial institutions: commercial banks, investment banks, mortgage banks, financial companies, savings and loan companies (sociedades de ahorro y prestamo para la vivienda) and credit unions (cajas de credito). Except for commercial banks, which are authorized to conduct all financial activities and services that are not specifically prohibited by law or by regulations of the Central Bank, the activities that may be carried out by Argentine financial institutions are basically set forth in the FIL. Some of the activities that are permitted for commercial banks include the ability: (i) to make and receive loans; (ii) to receive deposits from the public in both local currency and dollars; (iii) to receive deposits from the public in foreign currencies subject to the restrictions that may be imposed by the Central Bank from time to time, (iv) to guarantee clients' debts; (v) to acquire, place or negotiate stock or debt securities, including government securities, in the over-the-counter market (subject to the prior approval of the CNV); (vi) to conduct transactions in foreign currency; (vii) to act as fiduciary; (viii) to issue credit cards; (ix) to act, subject to certain conditions, as brokers in real estate transactions; and (x) to conduct trade finance transactions.

         In addition, pursuant to the FIL, as implemented by Central Bank regulations, commercial banks are permitted to own commercial, industrial, agricultural and other types of enterprises subject to prior authorization of the Central Bank. Under Central Bank regulations, the aggregate amount of investments of a commercial bank in the stock of third parties, including participation in Argentine mutual funds, may not exceed 50.00% of such bank's Computable Net Worth (as defined below), with the aggregate amount of such investments in certain assets being limited to 15.00% of such bank's Computable Net Worth. Such assets are: (i) unlisted stock excluding (a) stock of companies that provide services complementary to the services offered by the bank, and (b) any stock participation that is necessary in order to obtain the rendering of public services; (ii) listed stock and participations in mutual funds that are not taken into account in order to determine the market risk related capital requirements referred to below; and (iii) listed stock that does not have a "largely publicly available" market price. Under the regulations, a stock's market price is considered to be "largely publicly available" when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank's holdings of such stock.

         In addition, an equity investment of a commercial bank in another company that does not provide services complementary to the services provided by the commercial bank may not exceed 12.50% of such company's net worth.

         On July 17, 1997, the Central Bank issued Communication A 2563, as amended, which established, effective January 1, 1998, new requirements with which banks must comply in order to grant real estate financing secured by mortgages to individuals. These requirements are intended to standardize the way in which banks grant mortgages and thereby to promote the securitization of mortgage loans by Argentine banks. Moreover, the Central Bank standardized the mortgage notes (letras hipotecarias) to be issued in connection with mortgage loans. There has been an important reduction of market rates in mortgage loans because of aggressive competition.

         The Central Bank regulations establish several requirements for the establishment of local or foreign branches, including receipt of authorization of the Central Bank. However, the establishment of mini-branches and permanent promotion stands requires only notification to the Central Bank. Mini-branches are permitted to engage only in minor activities (i.e., payment of pensions, collection of up to Ps.2,000 loan payments, collections of public services and taxes). A promotion stand may be established only to engage in the receipt and delivery of forms related to services provided by the bank, and is not permitted to deal with money and securities.

Liquidity and Solvency Requirements

         Minimum Capital Requirements

         Pursuant to the FIL, Argentine financial institutions must comply at all times with the minimum capital requirements of the Central Bank.

         According to the regulations in effect at the date of this Annual Report, the minimum capital required for wholesale commercial banks must be equal to the higher of (i) Ps. 10,000,000 in the case of commercial banks and

Ps. 15,000,000 in the case of other financial entities, or (ii) the sum of a specific portion of the value of the bank's non-liquid assets (the "Non-Liquid Assets") plus a certain portion of the "risk value" of its liquid assets (the "Liquid Assets") multiplied by a given figure ranging from 0.970 to 1.150 depending upon the rating granted to such bank by the Central Bank based on such bank's net worth, asset quality, management, profitability and liquidity.

         Minimum capital requirements aimed at covering the exposure of financial entities to market risk are a function of a bank's portfolio of government securities (excluding securities for investment purposes), equity, foreign currency (other than the U.S. dollar) and derivatives. The methodology adopted by the Argentine regulation is based on the Basle Committee and European Union regulations. A risk value is calculated for three portfolios: (1) local government bonds and equity from local companies, (2) foreign bonds and equity and (3) foreign currency. Total capital requirements to cover exposure to market volatility will be equal to the total risk value, which is the sum of the risk value of each portfolio.

         Applicable regulations related to minimum capital requirements take into account, among other factors, the interest rates applied to financing granted to the non financial public sector. Accordingly, the method implemented uses a risk indicator chart which, by considering the material factors of the interest rates applicable to financing of the two different type of credits - individual credits for consumer, and the rest - assigns a higher risk value on such credits when the interest rates values increases.

         In addition, a specified minimum capital requirement to be assigned to financing granted to the non financial public sector and to the holding of securities allocated to inversion accounts.

         The Argentine Central Bank has also established capital requirements to cover the risk of changes in market interest rates based on the bank's interest rate gap.

         For purposes of these regulations, the computable net worth of a financial institution must be greater than or equal to the minimum capital requirement calculated as described in the previous paragraph. The computable net worth of a financial institution ("Computable Net Worth") is basically equal to the sum of (i) the so-called "Basic Net Worth," which includes capital stock, capital adjustments, reserves, irrevocable capital contributions, retained audited earnings and, pursuant to the consolidated supervision regime, third party holdings, plus (ii) the so-called "Complementary Net Worth" (without exceeding 100.00% of "Basic Net Worth"), which includes certain subordinated debt securities, the minimum level of allowances required by the Central Bank in respect of provisioned obligations in the Normal and Normal Performance categories (as such terms are defined below in "--Loan Loss Provisions") plus certain unaudited net income and less certain items such as permanent investments in other financial institutions, capital assigned to offshore affiliates, certain intangible assets and nonintegrated capital.

         For purposes of determining the risk value of Liquid Assets, the Central Bank has assigned to each type of Liquid Asset a certain risk value based on the type of borrower (public sector or private sector), the presence or absence of guarantees or collateral and the type of transaction.

         The following are the risk values assigned to some of the most relevant Liquid Assets:

Liquid Assets                                                                                         Risk Value
-------------                                                                                         ----------
                                                                                                         (in %)
Cash and gold .........................................................................................       0

             Demand Deposits

          -  In the Central Bank when the relevant demand deposits comply with certain requirements ...       0
          -  In local banks or in foreign banks rated "investment grade" by an international rating
             agency ...................................................................................      20
          -  In foreign banks controlling the local bank, in its subsidiaries and branches in other countries, if such banks are subject to a consolidated supervision and the mother company is domiciled in a member country of the O.C.D.E. (Organization for Economic
             Cooperation and Development) and they rated with "A" or a higher rating ..................       0

             Government Securities

          -  Subject to market risk minimum capital requirement .......................................       0
          -  Issued by the Argentine provinces, municipalities or the city of Buenos Aires and not
             secured with the fiduciary transfer of the collection rights related to national taxes ...     100
          -  Issued by state companies of the Argentine Government, without the guarantee of the
             Argentine Government .....................................................................      50
          -  Issued by agencies whose governments belong to OECD and rated "investment grade" by an
             international rating agency ..............................................................      20

             Loans

          -  Secured with cash, gold or certificates of deposit denominated in ARSs or U.S. dollars
             issued by the creditor entity itself .....................................................       0
          -  Secured with Argentine Government securities, only for operations effective to
             June 6th, 1993 ...........................................................................       0
          -  Automatic Reimbursements deriving from export operations corresponding to multilateral
             and bilateral credit agreements of foreign trade .........................................       0
          -  Provincial guarantee funds, only when such funds have a specific application of
             funds deriving from tax coparticipation ..................................................       0
          -  With government securities, computed for the 90% of their market value ...................       0
          -  Secured with a senior mortgage
              -  On private homes (for the purchase or improvement of the private home if the
                 relevant loan does not exceed 75% of the value of the private home) ..................      50
              -  On other real estate (if the relevant loan does not exceed 50% of the value of the
                 particular real estate) ..............................................................      75
          -  Secured with a senior pledge
              -  On automobiles (if the relevant loan does not exceed 75% of the automobile's
                 market value) ........................................................................      50
              -  On automobiles (when the relevant loan exceeds 75% of the automobile's
                 market value) ........................................................................     100
          -  Interbank loans guaranteed by foreign banks (excluding local branches of foreign
             banks) rated "investment grade" by an international rating agency ........................      20
          -  Loans to the Argentine Government (other than national public sector companies) ..........       0
          -  Unsecured loans ..........................................................................     100

         In addition to the above, loans and other extensions of credit are subject to a second risk valuation depending on the interest rate thereon, determined, for interest rates between 0.00% and 86.00%, as follows:

                                         Local and foreign currency loans
                                           Annual nominal interest rate
Personal loans, credit
cards and overdrafts                            Remaining type of credits                   Actual Risk Index
--------------------                            -------------------------                   -----------------
Up to 26%                                             Up to 16%                                     1.00
from 26 to 29%                                        from 16 to 19%                                1.10
from 29 to 32%                                        from 19 to 22%                                1.20
from 32 to 35%                                        from 22 to 25%                                1.30
from 35 to 38%                                        from 25 to 28%                                1.40
from 38 to 41%                                        from 28 to 31%                                1.50
from 41 to 44%                                        from 31 to 34%                                1.60
from 44 to 47%                                        from 34 to 37%                                1.90
from 47 to 50%                                        from 37 to 40%                                2.20
from 50 to 53%                                        from 40 to 43%                                2.50
from 53 to 56%                                        from 43 to 46%                                2.80
from 56 to 59%                                        from 46 to 49%                                3.10
from 59 to 62%                                        from 49 to 52%                                3.40
from 62 to 65%                                        from 52 to 55%                                3.70
from 65 to 68%                                        from 55 to 58%                                4.00
from 68 to 71%                                        from 58 to 61%                                4.30
from 71 to 74%                                        from 61 to 64%                                4.60
from 74 to 77%                                        from 64 to 67%                                5.00
from 77 to 80%                                        from 67 to 70%                                5.40
from 80 to 83%                                        from 70 to 73%                                6.00
from 83 to 86%                                        from 73 to 76%                                6.50
more than 86%                                         more than 76%                                 7.00
Clients are given the same rating as the one granted to Argentine government securities.            0.80

         The Central Bank established certain additional minimum capital requirements based on the risks derived from the variations experienced in the interest rates. For purposes of determining this additional minimum capital requirement, all assets and liabilities for financial operations, including the securities held in the investment account, are taken into account.

         Additional minimum capital requirements were implemented effective September 1, 1996 in relation to market risk associated with positions (including derivatives bought or sold on such positions) held by financial institutions in "local assets," "foreign assets" and "foreign currency."

         "Local assets" are defined for this purpose to include:

                  (i) debt securities (securities issued by the national government and participations in mutual funds, the underlying assets of which are those included in this subparagraph; provided that such securities and/or participations are usually listed on stock markets); and

                  (ii) shares (shares of capital stock of Argentine companies that are included in the "Indice MERVAL" (Argentine stock market index)) and/or participations in mutual funds, the underlying assets of which are included in this subparagraph and are listed on stock exchanges.

         "Foreign assets" are defined to include:

                  (i) debt securities (debt securities issued by foreign companies, sovereign securities issued by foreign governments and participations in mutual funds, the underlying assets of which are those included in this subparagraph; provided that such securities participations are usually listed on stock markets); and

                  (ii) shares (shares of capital stock of foreign companies and participations in mutual funds, the underlying assets of which are those included in this subparagraph: provided that such securities and/or participations are usually listed on stock markets).

         If any of the assets mentioned in (ii) above are listed on different stock markets in foreign currencies, other than U.S. dollars, the listing price and foreign currency of the most representative stock market (in terms of volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

         "Foreign currency" is defined to include positions (bought or sold) held in foreign currencies, other than in U.S. dollars, derivatives bought or sold on such positions and the value in U.S. dollars of positions held in any of the foreign assets described in the previous paragraph under "Foreign Assets," which assets are denominated in any foreign currency other than U.S. dollars; provided, however, that any of such positions in foreign currencies, other than U.S. dollars that individually considered do not exceed the equivalent of U.S.$100,000 and, taken as a whole, do not exceed the equivalent of U.S.$500,000 at the close of business of each day, not be taken into consideration for determining these additional minimum capital requirements.

         Purchase or sale of option contracts entered into in connection with "local assets" and "foreign assets" must be considered in the calculation of these market risks related to minimum capital requirements.

         These additional capital requirements were progressively implemented and on March 1, 1997 became fully implemented.

         The market risk related capital requirements are determined by using specific risk methodologies and are based on the financial institution's daily net positions in any of the above-mentioned assets. These new requirements follow, in general, standards established by the Basle Committee and the European Union.

         If a financial institution does not comply with the minimum capital requirements discussed above, the Central Bank may impose various penalties depending on the importance of the violation, including monetary penalties, application of temporary limits to the amount of deposits that the bank may take, revocation of the license of the bank to deal in foreign exchange or, in certain extreme cases, revocation of the license of the bank to operate as such.

         The Bank's minimum capital exceeded the minimum capital requirements applicable to the Bank by Ps.141.9 million as of December 31, 2001. See "--Selected Statistical Information--Capital Resources--Capital Adequacy."

         Minimum Liquidity Requirements

         The previously existing system of cash reserve requirements of the Central Bank was eliminated on March 1, 2002. As a replacement for such system, the Central Bank imposed the following minimum liquidity requirements on financial institutions:

                  (i) minimum liquidity requirements are applied on the monthly average of daily balances of all deposits and other obligations from financial transactions, both dollar- and peso-denominated, which residual term shall not exceed one year;

                  (ii) the following categories, among others, are not subject to such minimum liquidity requirements: interest and premiums accrued in connection with the debts above mentioned in (i), obligations with the Central Bank, obligations with local financial institutions and trade finance credit lines from foreign banks; obligations derived from spot and forward transactions.

                  (iii) monthly averages of daily balances are obtained by dividing the aggregate of daily balances by the number of days in the calendar month; and

                  (iv) in order to fulfill the minimum liquidity requirements, financial institutions may invest the resulting amounts in any of the following instruments: (a) cash, (b) accounts of the financial entities in the Central Bank, (c) minimum capital accounts in U.S. dollars and other foreign currencies, opened by the financial entities in the Central Bank, (d) special guarantee accounts in favor of electronic compensation chambers and for the guarantee of credit card related operations and operations with cash dispensers, (e) accounts in non banking financial entities, (f) in transit cash; and (g) special guarantee accounts related to operations with cancellatory checks.

         The minimum liquidity requirements have been modified recently by the Central Bank through the Communication "A" 3498. Thus, under its latest regulation, the rates to be applied in order to meet the liquidity requirements are the following:

Concept                                                                                                      Rates
-------------------------------------------------------------------------------------------------------      -----
                                                                                                             (in %)
Deposits in checking accounts .........................................................................         40

Deposits in savings accounts ..........................................................................         40

Deposit accounts for payment of salaries and unemployment funds. ......................................         40

Other deposits for the Social Security and Employment National Agency and immovable balances ..........         40

Term deposits, negotiable obligations and obligation for repurchase agreements ........................         40

Deposits in connection with the reprogrammed deposits system ..........................................         40

Deposits in connection with the reprogrammed deposits system after the twelfth month of deposits ......          0

Notes (financial external debt) .......................................................................          0

Reprogrammed deposits assigned to other financial entities maintained under the same conditions .......        100

Minimum deposits of mutual funds, as per the CNV's requirements .......................................         50

         In relation to the maximum investment limits, Communication "A" 3498 establishes that in order to determine the integration of the obligations in foreign currency it will be admitted to compute up to 50% of cash.

         As for minimum daily integration, the sum of the balances of the concepts admitted for integration registered at the end of the day can never be inferior to the 60% of the total minimum cash requirements.

         Reporting Requirements on Liquidity Position

         Central Bank's regulations, as amended by Communication A 3275 (effective as from May 28, 2001) establish, in respect to the reporting requirements on liquidity position that banks are required to present monthly reports on cash-flow, detailing the following: (i) contractual cash flow of assets and liabilities, (ii) cash flow to renew assets and liabilities, (iii) cash-flow designed to prevent illiquidity of the bank, and (iv) cash flow designed to anticipate illiquidity in the financial system. Financial institutions are further required to adopt management and control policies to assure the availability of reasonable levels of liquidity in order to effectively manage the different potential scenarios that may affect deposits and other financial obligations. Such policies are required to establish procedures to evaluate and sufficiently anticipate the liquidity of the institutions in the context of the market so as to revise projections, adopt measures to eliminate liquidity problems and obtain funds on market terms sufficient to maintain a prudent level of assets over the long term. Such policies are also required to address (i) the concentration of assets and liabilities in particular clients; (ii) the general economic situation, probable trends and the impact on available credit; and (iii) the ability to obtain funds through the sale of public debt instruments and/or liquid assets.

Furthermore, financial institutions are required to establish "daily tracking" of their liquidity and of the market, calling for the participation of and coordination with the most senior manager of each institution. In addition, one member of the board of directors of each institution must be appointed to be informed at least weekly of any changes in the liquidity condition of such institution and the market that may require new strategies to protect the liquidity of the institution.

         Ratings

         Financial institutions are required to be rated by at least one rating agency registered with the Central Bank. Ratings must be obtained on a three-month basis and reflect the relevant financial institution's liquidity, solvency and asset quality; the position of the entity and its sensitivity to alternative scenarios of the Argentine economy. In order to be admitted to the Central Bank's register, the rating agencies must prove that they rate financial entities in at least 10 countries, 5 of which must belong to Latin America. The Central Bank outlined a series of situations in which the rating agencies or their employees will be ineligible to carry out a rating process (e.g., when both the rating agency and the financial institution have common employees). The ratings must be included in every advertisement inviting the public to enter into financial transactions with the financial institution.

         The main objective of this requirement is to obtain an independent opinion as to the capacity of the relevant financial institution to repay principal and interest accrued in connection with any financial transaction entered into by it. The rating agencies will be required to apply rating standards similar to those employed by international rating agencies.

         Lack of compliance on the part of the financial institution with the described rating requirements (i.e., not having a rating) will lead to penalties being applied, ranging from fines to the revocation of the institution's banking license.

         Valuation of Government Securities

         Prior to March 1, 1999, banks could classify their Argentine government securities into three categories: "held-for-investment," "available-for-sale," or "trading." Effective March 1, 1999, the Argentine Central Bank eliminated the available-for-sale category.

         Prior to March 1, 1999, government securities classified by a bank as "held for investment" were required to be held for a minimum of one year, and the bank had to have at all times third-party funding (such as debt securities, deposits denominated in local or foreign currency, government securities or lines of credit) with a duration that matched that of the government securities held-for-investment, with certain exceptions. Such government securities and third-party sources of funds were required to be matched also on a currency- and interest-rate (either fixed or floating) basis. Commencing in March 1999, there have been no limits to the time a portfolio must be held and no funds matching requirement. Commencing in March 2000, investment account securities have been valued at acquisition cost increased by the interest rate of the current coupon, with a limit of 120.00% of market value as of the same date, if applicable, in accordance with Communication "A" 3039 and supplements of the Central Bank.

         Argentine government securities classified by a bank as "available-for-sale" formerly had to be held by a bank for a minimum of three months. Such securities were valued at their market price. Any difference between such securities' period-end market price and acquisition cost, increased by accruing a compound internal rate of return over the period elapsed since the acquisition date, was accounted for in a separate account ("Unrealized Valuation Difference") in such bank's stockholders' equity. With the elimination of the available-for-sale category, the balance of a bank's shareholders' equity account "Unrealized Valuation Difference" after March 1, 1999 was reclassified under the shareholders' equity account "Retained Earnings."

         Government securities held by a bank not classified in either of the two previous categories are classified as "held-for-trading." These securities are marked-to-market, and any difference between book value and the price at the end of each month is accounted for in a bank's income statement.

         Concentration of Risk

         The amount of equity participation and credit, including guarantees, that a financial institution may have or grant to any particular client at any time is limited based on the institution's computable net worth on the last day of the immediately preceding month or on the client's computable net worth. According to Central Bank rules, a commercial bank may not lend or otherwise provide credit assistance to (referred to herein as "financial assistance"), or invest in the capital stock of, a single non-related client in amounts in excess of 10.00% of such bank's computable net worth or 100.00% of such client's computable net worth, provided that the bank may grant additional financial assistance to such client up to an amount equal to 200.00% of such client's computable net worth if such additional financial assistance does not exceed 2.50% of the bank's computable net worth. Such additional financial assistance must be approved by a majority of the board of directors, council of administration or similar corporate body.

         If such financial assistance is secured in accordance with relevant Central Bank regulations, such 15.00% limit shall increase to 25.00% of the bank's computable net worth. In addition, in the case of financial assistance to Argentine financial institutions or deposits in or advances to foreign financial institutions holding an investment grade rating from an international rating agency, the 15.00% limitation referred to above is increased to 25.00% of the bank's computable net worth, while for deposits in and advances to foreign financial institutions that do not hold an investment grade rating from an international rating agency, the limitation is reduced to 5.00% of the bank's computable net worth. In cases in which the client qualifies as a "related person" in respect of the bank, the aggregate unsecured financial assistance granted must not be greater that 5.00% of the bank's computable net worth; while the limit increases to 10.00% of the computable net worth of the bank if the financial assistance is guaranteed by certain liquid assets such as: bonds of the private or public sectors, deposit certificates issued by the bank, etc. Furthermore, if the "related person" exclusively provides services related to those provided by the bank, the limitation concerning financial assistance without guarantee or capital participation increases to 10.00% of the bank's computable net worth. Notwithstanding the foregoing, the aggregate financial assistance granted to, and the bank's interests in the capital stock of, related persons plus the aggregate financial assistance granted by the bank to its directors, managers and direct relatives of such managers (subject to a 5.00% limit on the banks' computable net worth) may not be higher than 20.00% of such bank's computable net worth. For purposes of such calculation, all companies belonging to the same economic group will be considered as one client. However, limits to operations with related persons do not apply in the following cases:
(a) financing granted to any financial institutions in Argentina for which, under Central Bank regulations, the lender is required to report consolidated with itself; (b) financing granted to the Argentine financial institution's parent or to the latter's branches or subsidiaries in other countries, provided the parent: (i) in its own country, is subject to regulatory oversight on a consolidated basis, (ii) has been awarded an international rating of "A" or higher issued by one of the international rating agencies; and (iii) provides explicit surety for all obligations of its subsidiary in Argentina; (c) financing covered by "A" rated preferred guarantees that are computed towards the credit limit of the party obligated under the notes or securities that comprise such collateral and (d) exceptionally, when decided by the Superintendency of Financial Entities, taking into account the spirit and purpose of the Central Bank's regulations.

         Under Central Bank regulations, a person is related to a financial institution: (i) if the financial institution controls, is controlled by, or is under common control with such person, (ii) if the financial institution, or the person that controls the financial institution and such person have common directors to the extent such directors, voting together, will constitute a simple majority of each board or (iii) in certain exceptional cases, if such person has a relationship with the financial institution or the person controlling such financial institution, and it is determined by the Board of Directors of the Central Bank that such person may adversely affect the economic condition of the financial institution. In turn, control by one person of another is defined under such regulations as: (i) holding or controlling, directly or indirectly, 25.00% of the voting stock of the controlled person,
(ii) having held 50.00% or more of the voting stock of the controlled person at the time of the last election of directors, (iii) holding, directly or indirectly, any other kind of participation in the controlled person so as to be able to prevail in its shareholders' or Board of Directors' meetings or (iv) exercising an influence, directly or indirectly, in the direction or policies of another person, as determined by the Board of Directors of the Central Bank. The regulations contain several nonexclusive factors to be used in determining the existence of such controlling influence, including, among other factors: (i) the holding of a sufficient amount of the controlled person's capital stock to permit the controlling person to exercise influence over the approval of the controlled person's financial statements and payment of dividends, (ii) representation by the controlling person on the controlled person's board of directors, (iii) significant transactions between the controlling and the controlled person, (iv) transfers of directors or senior officers from the controlling person to the controlled person or vice versa, (v) technical and administrative subordination by the controlled person to the controlling person and (vi) participation in the creation of policies of the financial institution.

         Notwithstanding the limitations described above, the amount of all non-excluded financial assistance to and equity participations in each client (related or not) as to which such assistance and participation exceeds 10.00% of a commercial bank's computable net worth may not be in excess, in the aggregate, of three or five times such bank's computable net worth, including financial assistance to and equity participations in local financial institutions, respectively.

         Finally, financial assistance that 2.50% of a bank's computable net worth may only be granted following the authorization of the branch's manager, regional manager, relevant first-line administrative officer of its credit unit, the general manager and credit committee (if any) of such bank and must be approved by the board of directors, council of administration or similar corporate body of the relevant bank.

         Financial Institutions Indebtedness

         Prior to March 1, 2002, financial institutions had the obligation to, on an annual basis, issue debt or equity securities equivalent to 2.00% of their total deposits ARSs, dollars and government securities. The following entities were not covered by this resolution: (i) branches of foreign banks rated "investment grade" and subject to consolidated supervision and (ii) subsidiaries of banks whose parent entity meets the previous requirement and explicitly guarantees the subsidiaries' liabilities. Such requirement was eliminated by Communication A 3498, issued by the Central Bank on March 1, 2002. Under the new regulations, financial institutions are free to determine the terms and conditions under which the issuance will be carried out, but the securities (i) can not have a maturity term of less than 30 days, with principal payment on the maturity date or with partial payments as from 30 days counted from the date of the placement of the securities/1/; (ii) the titles representing such securities must have a minimum nominal value of $ 100.000 or its equivalent in other currencies; (iii) interest payments must be done on the maturity date in the case of securities with a maturity date of 30 days (in the case the maturity date is longer, periodic payments of interest are allowed; and (iv) securities can not be issued with general guarantee ("garantia flotante") or collateral, but they can be guaranteed by another local financial entity or by a foreign financial entity.

         Foreign Deposits and Foreign Exchange

         Before January 1996, a commercial bank's deposits denominated in a foreign currency could not exceed six times its computable net worth. Such limit was eliminated and there are currently no limits for deposits denominated in local currency or for new deposits denominated in foreign currency as permitted by applicable regulations.

         Loan Loss Provisions

         The Central Bank requires financial institutions to make certain loss provisions with respect to all loans, guarantees and other extensions of credit granted by such institutions, the amounts of which depend on the category in which the obligors thereunder are classified.

         Banks must classify their loan portfolio in two different categories:
(i) "Consumer Loans," which includes loans for housing and allows banks to classify under this category loans and guarantees of a commercial nature of up to Ps.200,000 with preferred guarantees; and (ii) "Commercial Loans." Central Bank regulations allow financial institutions to apply the Consumer Loan Classification criteria to commercial loans with or without guarantees of up to Ps.200,000. If a borrower has loans both with and without preferred guarantees, the credit backed by the preferred guarantees is considered to be at 50.00% of its face value and added to the borrower's other credit to determine eligibility for classification in the consumer portfolio.
----------------------
      /1/The Argentine National Securities Comision has issued regulations establishing that debt or equity securities may have a maturity term of at least 7 days. The Central Bank has not issued any comment or regulation in relation to such CNV's resolution yet.

         In this loan classification system, each customer, together with all its outstanding liabilities, is then classified in one of the six subcategories described below. The loan classification criteria applied to loans in the consumer portfolio are based mainly on an objective criteria, analyzed on a monthly basis, related to the grade of the fulfillment of its obligations. The same information is provided to the center of debtors of the financial system managed by the Central Bank, while the principal criterion of classification of loans in the commercial portfolio is each borrower's ability to pay as measured by such borrower's future cash flow. In applying the Central Bank's classifications to commercial loans, a bank must assess the following factors:
(i) the management and operating history of the borrower and the adequacy of its internal control system, (ii) the recent and projected financial situation of the borrower, with a review of the borrower's financial statements, (iii) the borrower's last payment record and its ability to service debt, (iv) the ability of the borrower's internal information and control systems to provide accurate and timely information regarding its financial and economic situation, (v) the general risk of the sector in which the borrower operates and (vi) its relative position within that sector.

         An evaluation team independent of the bank's commercial lending officers, such as the bank's internal auditors, must carry out a periodic review of the commercial portfolio. Alternatively, the bank's commercial lending officers may carry out the review, subject to an independent evaluation of the review. The evaluation must be carried out on each borrower.

         The Central Bank requires that the larger the exposure to a borrower, the more frequent the review. The Central Bank requires a review be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5.00% of the bank's minimum capital on the last day of the month prior to the review, or every six months when exposure amounts to the lesser of .$1 million or 1.00% of the bank's capital net worth on the last day of the month prior to the review. In any case, at least 50.00% of the bank's commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the bank's commercial portfolio must be reviewed during the bank's fiscal year such that the entire commercial portfolio is reviewed every fiscal year.

         Reviews must be reevaluated and documented in a borrower's file upon a negative change in objective criteria such as an increase in days past-due, a filing for bankruptcy or protection from creditors or a judicial proceeding initiated against the borrower. In addition, a reevaluation will be triggered if an independent rating agency downgrades its rating of the borrower's bonds.

         In addition, only one level of discrepancy is permitted between the classifications assigned by a bank and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents more than 20.00% of the total credit of the borrower reported to the Central Bank. Information regarding each bank's classification of its borrowers, including loans per bank of at least Ps.200,000 and loans granted by each bank to at least its 70 largest debtors, is expected to be released by the Central Bank on a monthly basis. If a bank's classification differs by more than one level from the lowest such classification of another bank, it must immediately downgrade its classification of the borrower to the same classification, or to within one classification level.

         The following listings show the above-mentioned risk subcategories and give a brief description of each one, listed in decreasing order of quality of the classification. A bank's total exposure to a private client must be classified in the riskiest classification that corresponds to any part of such exposure.

                              COMMERCIAL PORTFOLIO

Loan Classification                                                            Description
-------------------                                      ---------------------------------------------------------
Normal ..............................................    The borrower can easily service all financial
                                                         obligations, shows strong cash flow, liquid current
                                                         financial situation, adequate financial structure,
                                                         punctual payment record, capable management, timely and
                                                         precise available information and satisfactory internal
                                                         controls.  The borrower is determined to be in the top
                                                         50.00% of an industry that is performing well and has a
                                                         good outlook.

Potential Risk ......................................    Cash flow analysis indicates debt can be serviced with
                                                         possibility that if not closely observed future
                                                         payment capacity could be impaired.

Problematic .........................................    Cash flow analysis evidences problems in normal servicing
                                                         of existing debt such that if the problems are not solved, they may result in some loss for the bank.

High Risk of Insolvency .............................    Cash flow analysis demonstrates that full repayment of the borrower's obligations is highly improbable.

Uncollectible .......................................    Debts in this category are considered total losses.
                                                         Although an asset could have a possibility of recovery
                                                         under certain future circumstances, lack of
                                                         collectibility is evident at the date of analysis.
                                                         Includes loans to insolvent or bankrupt borrowers as well
                                                         as all debt to borrowers indicated by the Central Bank to
                                                         be in arrears to any liquidated or bankrupt financial
                                                         institution.

Irrecoverable for Technical Reasons .................    The borrower is (A) in arrears for more than 180 days
                                                         according to a list provided by the Central Bank, which
                                                         list includes (i) financial institutions liquidated by
                                                         the Central Bank, (ii) entities created as a result of
                                                         the privatization of public financial institutions and
                                                         (iii) financial institutions whose license has been
                                                         revoked by the Central Bank under judicial liquidation or
                                                         bankruptcy and/or (B) a certain kind of foreign borrower
                                                         (including banks or other financial institutions that are
                                                         not subject to the supervision of the Central Bank or
                                                         similar authority of the country in which they are
                                                         incorporated) that is not classified as "investment
                                                         grade" by any of the rating agencies approved by the
                                                         Central Bank.

                               CONSUMER PORTFOLIO

Loan Classification                                                             Description
-------------------                                      -----------------------------------------------------------
Normal Performance ..................................    The loan is no more than 31 days past-due on principal
                                                         and/or interest, including loans that are current.
                                                         are current.

Inadequate Performance ..............................    The debt payment is delinquent with arrears from 32 to 90
                                                         days past-due.

Deficient Performance ...............................    The debt is in arrears at least 91 days and up to 180 days.

Difficult Collection ................................    Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent with
                                                         arrears greater than 180 days and up to one year.

Uncollectible .......................................    Loan to an insolvent or bankrupt borrower, or a borrower is subject to judicial proceedings with little or no
                                                         possibility of collection, or in arrears in excess of one
                                                         year. Also includes all debt to borrowers indicated by the
                                                         Central Bank to be in arrears to any liquidated or bankrupt financial institution.

Irrecoverable for Technical Reasons .................    The borrower meets the same criteria as those described
                                                         above for commercial borrowers.

         The following minimum provisions are required to be made by Argentine banks in relation to the above-mentioned categories.

                                                                                      With             Without
                                                                                    Preferred         Preferred
Category                                                                           Guarantees         Guarantees
--------                                                                           ----------         ----------
"Normal" and "Normal Performance" ..............................................        1.00%              1.00%
"Potential Risk" and "Inadequate Performance" ..................................        3.00%              5.00%
"With Problems" and "Deficient Performance" ....................................       12.00%             25.00%
"High Risk of Insolvency" and "Difficult Collection" ...........................       25.00%             50.00%
"Uncollectible" ................................................................       50.00%            100.00%
"Irrecoverable for Technical Reasons" ..........................................      100.00%            100.00%

         The above-mentioned provisions are, however, not applicable to outstanding interbank financial transactions (not past-due) of up to 30 days, or to loans to government-owned banks that benefit from a governmental guarantee on their commitments.

         Refinancing of existing loans as well as new loans granted by financial institutions to their clients in order to cancel taxes and social security-related obligations are, however, not taken into account in the classification of the relevant clients and in the assignment of their corresponding categories.

         In case the financial assistance granted by a financial institution is in excess of 2.50% of its computable net worth, the relevant classification of debtors and loan loss provisions must be approved by the board of directors, council of administration or similar corporate body of the financial institution.

         The Bank's allowances for loan losses as of December 31, 2001 of Ps.225.2 million were in compliance with, and exceed by Ps.106.2 million, these Central Bank minimum requirements.

         Priority Right of Depositors

         Argentine Law No. 24,485, in effect since April 18, 1995 and as amended by Law No. 24,627, provides that in the event of restructuring, judicial liquidation or bankruptcy of a bank, all depositors, regardless of the type, amount or currency of their deposits, whether individuals or corporations, would have a general and absolute priority right over all creditors, with the exception of certain labor creditors and those creditors secured by a pledge or mortgage, to be paid out of 100.00% of the proceeds of the liquidation or the assets of a failed bank. In addition, depositors of any type of deposits have a special priority right over all other creditors of a bank, with the exception of certain labor creditors, to be paid out of: (i) any funds of such bank that may be held by the Central Bank as reserves, (ii) any other funds of such bank existing at the date the license of such bank is revoked, or (iii) any proceeds that may result from the mandatory transfer of certain assets of such bank as determined by the Central Bank, in the following order of priority: (a) deposits of up to Ps.5,000 per person or its equivalent in foreign currency, (b) all deposits with maturities of more than 90 days, and (c) all other deposits on a pro rata basis. Furthermore, the Central Bank has a special and absolute priority right over all other creditors, with the exception of certain labor creditors, certain creditors secured by mortgage or pledge and depositors.

         The bondholders do not have priority rights over any assets of the Bank in case of judicial liquidation or bankruptcy of the Bank. They will be treated as regular creditors of the Bank and will be subject to any priority established by the law (with respect to judicial costs, fiscal claims, guaranteed creditors, depositors), and the Central Bank.

         Mandatory Deposit Guarantee Insurance System

         Argentine Law No. 24,485 and Decree No. 540, both passed on April 12, 1995, created a Deposit Guarantee Insurance System (the "DGIS") for bank deposits and delegated to the Central Bank the organization and start-up of the DGIS.

         The DGIS has been implemented through the creation of a fund named "Fondo de Garantia de los Depositos" ("FGD"), which is administered by a private legal entity named "Seguro de Depositos Sociedad Anonima" ("SEDESA"). The shareholders of SEDESA are the Argentine Government, which holds at least one share, and a trust constituted by the financial institutions authorized by the Central Bank that wish to participate in the fund. The extent of participation by each institution is established by the Central Bank in proportion to the resources contributed by each such institution to the FGD.

         The DGIS covers deposits of individuals and legal entities in local and foreign currency held in accounts in participating financial institutions, including checking accounts and savings deposits up to Ps.30,000. Deposits for amounts over Ps.30,000 are also covered by the guaranty system but only up to such amount. The Central Bank may change the amount covered by the guaranty system at any time, provided that the change is applied to all system participants on the basis of developments in the Argentine financial system consolidation process, and any other indicators the Central Bank may consider appropriate.

         The effective payment on this guarantee will be made within 30 days of the revocation of the license of the financial institution in which such funds are held and is subordinated to the exercise of priority rights of depositors described under "--Priority Rights of Depositors."

         The DGIS does not cover: (i) deposits of financial institutions in other financial institutions, including certificates of deposit acquired in the secondary market, (ii) deposits made by persons related directly or indirectly to the entity, (iii) time deposits in bonds or shares, acceptances or guarantees, (iv) deposits made by individuals related to the bank either directly or indirectly, certificates of deposit in securities, acceptances or guarantees, and (v) deposits made after July 1, 1995 and through September 17, 1998 at a rate two or more percentage points per annum above that offered by the Banco de la Nacion Argentina for equivalent terms and, since the latter date, at a rate two or more percentage points per annum above the rolling average for the last five days of interest rates on savings accounts for an equivalent term as determined by a survey conducted by the Central Bank. Communication "A" 2399, as amended, extended the stated grounds for exclusion from the DGIS to include negotiable certificates of deposits acquired by endorsement and deposits obtained through systems offering other incentives in addition to agreed-upon interest rates.

         On January 21, 2000 the Central Bank issued Communication "A" 3064, as amended, that set the normal contribution to the deposit guarantee insurance system at 0.015% effective from the contributions due for January 2000, subject to the banks' executing with SEDESA agreements for loans earmarked for the Deposit Guarantee Fund with the conditions provided in such Communication. Subsequently, in Communication "A" 3153, as amended, the Central Bank rescinded the requirement to execute loan agreements with SEDESA starting from September 2000. However, previous loan agreements will remain in effect under originally agreed-upon terms and conditions until their respective repayments. That same Communication increased the normal contribution up to 0.03%.

         The first contribution was made on May 24, 1995. For the fiscal year ended December 31, 2001, the Bank contributed approximately Ps.12.9 million. Banco Rio's participation in the FGD is approximately 10.11% of the fund.

         The Central Bank may (i) require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and (ii) debit the past-due contributions from funds of the financial institutions deposited with the Central Bank. The Central Bank may require additional contributions by certain entities, depending on its evaluation of the financial condition of such entities.

         When the contributions to the FGD reach the greater of Ps.2.0 billion or 5.00% of the total deposits of the system, the Central Bank may suspend or reduce the monthly contributions and reinstate them when the contributions fall below that level.

         Other Restrictions

         The FIL prohibits commercial banks from: (i) creating security interests over their assets without prior authorization from the Central Bank,
(ii) entering into transactions with their directors and administrators and with affiliated entities on terms more favorable than those offered to their clients, and (iii) accepting their own shares as guarantees.

         Capital Markets

         Pursuant to the FIL, commercial banks are authorized to underwrite and place both equity and debt securities. There are currently no statutory limitations as to the amount of securities a bank may commit to underwrite. However, under Central Bank regulations, the underwriting of equity and debt securities by a bank will be treated as "credit assistance" and, accordingly, until the time the securities are placed with third parties, such underwriting would be subject to the limitations discussed under "--Liquidity and Solvency Requirements--Concentration of Risk" above.

         Commercial banks are authorized to trade equity and debt securities in the Argentine OTC Market if they are registered with the OTC Market as OTC brokers (agentes de mercado abierto). In its capacity as OTC broker, a commercial bank will be subject to the supervision of the CNV and, as a result, must comply with certain reporting requirements.

         The Mercado de Valores de Buenos Aires S.A. (the "Buenos Aires Stock Market") has authorized brokerage firms organized as sole-purpose corporations (sociedades de bolsa), in addition to individuals, to operate as securities brokers at the Buenos Aires Stock Exchange since 1990. There are currently no restrictions on a commercial bank owning a sociedad de bolsa and, in fact, most of the principal commercial banks operating in Argentina have established their own sociedad de bolsa. All brokers (individuals or firms) are required to purchase at least one share of the Buenos Aires Stock Market as a condition to operating as a securities broker at the Buenos Aires Stock Exchange.

         Commercial banks may operate as both managers and depositories of Argentine mutual funds, provided that a bank may not act simultaneously as a manager and depositary for the same fund.

         Financial Institutions with Economic Difficulties

         The FIL establishes that any financial institution, including commercial banks, with a cash reserve deficiency, operating below certain technical standards and with substandard minimum net worth levels or, according to the Central Bank, operating with impaired solvency or liquidity, must prepare a restructuring plan (a "Restructuring Plan"). The Restructuring Plan must be submitted to the Central Bank on a specified date, not later than 30 calendar days from the date on which the request is made by the Central Bank. The Central Bank can assign a trustee to the financial institution and limit dividend distributions. In connection with a Restructuring Plan, the Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or payment of fines that arise from such non-compliance.

         In addition, the Central Bank's charter authorizes the Superintendent of Financial Entities within the Central Bank, subject only to the approval of the president of the Central Bank, to suspend for up to 90 days, in whole or in part, the operations of a financial entity if its liquidity or solvency has been adversely affected. During the suspension, there is an automatic stay of claims, enforcement actions and precautionary measures, any commitment increasing the financial entity's liabilities is void and acceleration of indebtedness and interest accrual is suspended.

         If, in the judgment of the Central Bank, a financial entity is in a situation that, under the FIL, would authorize the Central Bank to revoke the financial entity's license to operate as such, the Central Bank may, prior to considering such revocation, order a variety of measures, including (i) taking steps to capitalize or increase the financial entity's capital, (ii) revoking of the approval granted to the shareholders of the financial entity to own an interest therein, (iii) restructuring and/or transferring assets and liabilities, (iv) granting temporary exemptions to comply with technical regulations and/or charges and fines arising from such defective compliance, or
(v) appointing a delegate or intervener who may eventually replace the board of directors of the financial entity.

         In response to the Argentine crisis, and as a means of ensuring the liquidity and solvency of the Argentine banking system, the Federal Congress modified the Central Bank's charter and the FIL in order to allow the Central Bank to assume a more active role in the case of financial entities facing liquidity or solvency difficulties. Law 24.144, as amended, grants the Central Bank the power to decide upon the restructuring of the financial entity facing liquidity or solvency difficulties through various measures. Among the measures available to the Central Bank, it may (i) exclude all or part of the assets (the "Excluded Assets") of the financial entity facing liquidity or solvency difficulties to cover its deposits and credits owed to the Central Bank in the terms of Section 53 of the FIL (the "Excluded Liabilities"), provided that the value of the Excluded Assets equals at least the value of the Excluded Liabilities, and (ii) transfer from such financial entity the Excluded Assets and the Excluded Liabilities.

         Dissolution and Liquidation of Financial Institutions

         The Central Bank must be notified of any decision to dissolve a financial institution pursuant to the FIL. The Central Bank, in turn, must then notify a competent court that will determine who will liquidate the entity: the corporate authorities or an appointed, independent liquidator. This determination is based on whether sufficient assurances exist to indicate that such corporate authorities are able to carry out the liquidation properly.

         Pursuant to the FIL, the Central Bank no longer acts as liquidator of financial institutions. However, if a Restructuring Plan has failed or is not considered viable, or local and regulatory violations exist, or when substantial changes have occurred in the entity's condition since the original authorization was granted, the Central Bank may decide to revoke a bank's license to operate as a financial institution. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph. During the liquidation process, bankruptcy proceedings may be instituted against a bank by the competent court or by any creditor of the bank, provided that, in certain cases, a waiting period of 60 days will apply.

         C. Organization Structure

         Banco Rio is part of the worldwide network of the SCH Group, a leading financial group in Latin America, with a policy of combining global balance sheet strength with local management and regional training. The group has a long connection with Latin America and a commitment that is reflected in the U.S.$15 billion invested in the region to date. The SCH Group comprises a large number of banks which are deeply rooted in the financial tradition of their respective countries, and a wide range of specialist financial institutions: mutual funds and pension funds managers, insurance companies, leasing and factoring companies, securities firms, etc. The Group also manages an industrial portfolio in the most prosperous sectors of the economy.

         The American Division is the business unit of the Group, with the responsibility of managing operations in Latin America. Therefore, the Bank is part of the American Division for Argentine operations. The main subsidiaries and related companies of Banco Rio as of December 31, 2001 are Santander Sociedad de Bolsa, a business unit that offers integral brokerage services; Santander Investment Gerente de Fondos Comunes de Inversion, which administrates mutual funds; Santander Riobank, a bank that was incorporated in 1986 with offices in Grand Cayman to carry out financial and commercial operations; and Gire S.A., which offers collection services, administration and settlements. Banco Rio has a direct and indirect 100.00% equity interest in these companies, except in Gire S.A. where has an equity interest of 58.33% On January 4, 2002, agreement was signed for the purchase of Santander Riobank's stock, whereby Banco Rio sells Santander Overseas Bank Inc. Its 100% equity interest Santander Riobank.

         In addition, Banco Rio has equity interests in other companies which carry out activities complementary to financial services. Among these companies are Banelco S.A. (20.00% of equity interest), which manages the largest network of automatic teller machines (ATMs) in Argentina; Coelsa S.A. (10.72% of equity interest), an electronic clearing house; Visa Argentina S.A. (5.00% of equity interest), which manages Visa credit card in Argentina; and Rio Compania de Seguros (12.50% of equity interest), an insurance company.

         D. Property, Plants and Equipment

         The Bank owns the 23,305 square meter building and the underlying land of its executive offices located at Bartolome Mitre 480, (1036) Buenos Aires, Argentina. In 1994, the Bank purchased an office building located at 25 de Mayo 130, (1002) Buenos Aires, Argentina, consisting of 14,500 square meters of office space. During 1995 some of its executive offices moved to this building and a new branch was opened in the building. At December 31, 2001, the Bank had 274 full service branches in Argentina, of which 145 were owned and 129 were leased by the Bank. The lease agreements with respect to these branches are generally for three-year periods, although the Bank retains the right to cancel any lease. The Bank also owns or leases properties at various locations in Argentina for the storage of documents and for back office and administrative operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Discussion of Critical Accounting Policies

         The consolidated financial statements are prepared in accordance with the rules prescribed by de Central Bank of Argentina, which differ in certain respects from generally accepted accounting principles in Argentina, as mentioned in note 4 to the consolidated financial statement. These rules require the Bank and its subsidiaries to make some estimates and assumptions. The following estimates and assumptions may involve a higher degree of judgment and complexity by the Bank.

         Allowance for Commercial Loan Losses

         The Bank provides for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance for commercial loan losses charged to expense is determined by management based on a periodic analysis of updated financial information provided by the debtor at the request of the Bank. The basic assessment criterion is the future debt payment capacity or the collateral granted to the bank on the basis of the estimated cash flow. The Bank also takes into account other circumstances such as timely compliance with obligations, qualified and honest management or whether the company is engaged in economic activities with acceptable prospects and whether the debtor is competitive within its industry. On the basis of these conditions, the customer is placed in any of the six categories established by the Central Bank of Argentina that have been assigned minimum fixed allowance requirements. On the basis of the analysis mentioned above, the Bank books additional allowances for certain debtors which does not imply re-categorizing the debtor under the rules of the Central Bank of Argentina.

         The use of different estimates or assumptions could result in different allowances for commercial loan losses.

         Contingent Liabilities

         We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. A determination of the amount of reserves required, if any, for these contingencies was made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in the settlement strategy upon dealing with these matters. We believe that the effect of the resolution of such claims will not have a material impact on the Bank consolidated financial position.

         A. Operating Results

Presentation of Net Financial Income

         In order to present the financial information of the Bank in a format more familiar to U.S. investors, certain classifications and groupings have been made, and certain subtotals introduced, in "Item 4. Information on the Company--Selected Statistical Information," "Item 3. Key Information" and in this Item 5 that differ from those used in the Consolidated Financial Statements presented on the basis of Argentine Banking GAAP. In addition, the financial presentation in Banco Rio's prior annual reports on Form 20-F reclassified commissions on foreign exchange activities from gain on foreign exchange (a component of financial income) to fees related to foreign currency exchange (service charge income). The Bank no longer reclassifies these commissions and no such reclassification has been made in any period presented herein. The Bank believes that this is an appropriate format to use in analyzing its results.

Analysis of the Bank's Results of Operations for Fiscal Years ended December 31, 2001, December 31, 2000 and December 31, 1999.

         The following discussion of the results of operations of the Bank for fiscal year 2001, fiscal year 2000 and fiscal year 1999 should be read in conjunction with the Consolidated Financial Statements included elsewhere herein.

         Net Income

         The Bank's net income for the fiscal year 2001 was a loss of Ps.10.2 million, which represents a significant descent from the net income of Ps.207.6 million obtained in fiscal year 2000. The net loss per share amounted to Ps.0.03 as compared to earnings per share of Ps.0.60 for the prior year. The Bank's net income for the fiscal year 2000 represents an increase of 74.20% compared to the Ps.119.2 million recorded for fiscal year 1999. The components of the Bank's net income for these periods are discussed in greater detail in the following sections. Return on average assets was -0.08% for fiscal year 2001, 1.54% for fiscal year 2000 and 1.04% for fiscal year 1999, respectively, and return on average equity was -0.78% for fiscal year 2001, 15.84% for fiscal year 2000 and, 10.36% for fiscal year 1999, respectively.

         The components of net income for fiscal years 2001, 2000 and 1999 are discussed in greater detail in the following sections.

         Net Financial Income After Provision

         Net financial income after provision decreased by 57.39% to Ps.206.0 million for fiscal year 2001 as compared to Ps.483.6 million for fiscal year 2000, which was 17.13% greater than the Ps.412.8 million recorded for fiscal year 1999.

                      NET FINANCIAL INCOME AFTER PROVISION

                                                                For the fiscal year ended
                                                     -------------------------------------------------
                                                                       December 31,
                                                     -------------------------------------------------
                                                         1999 (1)         2000 (2)         2001 (3)
                                                         --------         --------         --------
                                                               (in thousands of pesos)

Interest Income (4)
     Interest on cash and due from banks                   27,912           41,400           27,520
     Interest on loans and financial leases               780,330          882,865          982,211
     Net gain on government and private securities        122,479          228,931           27,559
     Other                                                 56,854           60,014           17,462
                                                       ----------      -----------      -----------
     Total interest income                                987,575        1,213,210        1,054,752

Interest Expense (5)
     Interest on current account                                -                -          (12,477)
     Interest on saving deposits                          (31,344)         (40,678)         (24,019)
     Interest on certificates of deposits                (266,321)        (351,564)        (425,461)
     Other                                               (172,418)        (211,032)        (153,814)
                                                       ----------      -----------      -----------
     Total interest expense                              (470,083)        (603,274)        (615,771)
Net interest income before adjustments                    517,492          609,936          438,981
                                                       ----------      -----------      -----------

Adjustments to Interest
     Gain (losses) on foreign exchange (6)                 45,792           52,060           63,881
                                                       ----------      -----------      -----------
     Total adjustments to interest                         45,792           52,060           63,881
Net interest income after adjustments                     563,284          661,996          502,862
                                                       ----------      -----------      -----------

Other Financial Expenses
     Contribution to Guarantee of Deposits Fund           (18,414)         (10,924)         (12,926)
     Taxes on financial income                            (19,620)         (20,210)         (19,762)
                                                       ----------      -----------      -----------
     Total other financial expenses                       (38,034)         (31,134)         (32,688)
Net financial income before provision                     525,250          630,862          470,174
                                                       ----------      -----------      -----------
Provision for loan losses                                (112,433)        (147,329)        (264,148)
Net financial income after provision                      412,817          483,533          206,026
                                                       ==========      ===========      ===========

(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes all items shown in "Financial Income" on the Bank's Statement of Income except "Foreign exchange gains and premiums on the sales of foreign currency," which is included under "Gain on foreign exchange" herein.
(5) The remaining items shown in "Financial expense" on the Bank's Statement of Income have been reclassified and are set forth under other headings herein.
(6) Reflects the gains (losses) realized by the Bank on its net dollar-denominated monetary asset position as the Argentine currency depreciates (appreciates), and net premiums on sold and purchased foreign currency.

                      NET FINANCIAL INCOME AFTER PROVISION

                                                                                  (By currency denomination)
                                                                      Peso-denominated                Dollar-denominated
                                                               -------------------------------  -------------------------------
                                                                  For the fiscal year ended        For the fiscal year ended
                                                               -------------------------------  -------------------------------
                                                                        December 31,                     December 31,
                                                               -------------------------------  -------------------------------
                                                               1999(1)     2000(2)    2001(3)    1999(1)    2000(2)    2001(3)
                                                               -------     -------    -------    -------    -------    -------
                                                                                    (in thousands of pesos)
Interest Income (4)
    Interest on cash and due from banks                              --          --      1,607     27,912     41,400     25,913
    Interest on loans and financial leases                      248,452     269,505    289,514    531,878    613,360    692,697
    Net gain on government and private securities                38,910      13,523     (5,807)    83,569    215,408     33,366
    Other                                                           182         296        650     56,672     59,718     16,812
                                                               --------    --------  ---------  ---------  ---------  ---------
    Total interest income                                       287,544     283,324    285,964    700,031    929,886    768,788

Interest Expense (5)
    Interest on current account                                      --          --     (1,830)                   --    (10,647)
    Interest on saving deposits                                 (21,562)    (24,428)   (14,789)    (9,782)   (16,250)    (9,230)
    Interest on certificates of deposits                        (50,271)    (47,968)   (53,223)  (216,050)  (303,596)  (372,238)
    Other                                                        (2,149)     (2,018)      (472)  (170,269)  (209,014)  (153,342)
                                                               --------    --------  ---------  ---------  ---------  ---------
    Total interest expense                                      (73,982)    (74,414)   (70,314)  (396,101)  (528,860)  (545,457)
Net interest income before adjustments                          213,562     208,910    215,650    303,930    401,026    223,331
                                                               --------    --------  ---------  ---------  ---------  ---------
Adjustments to Interest
    Gain (losses) on foreign exchange (6)                            --          --         --     45,792     52,060     63,881
                                                               --------    --------  ---------  ---------  ---------  ---------
    Total adjustments to interest                                    --          --         --     45,792     52,060     63,881
    Net interest income after adjustments                       213,562     208,910    215,650    349,722    453,086    287,212
                                                               --------    --------  ---------  ---------  ---------  ---------
Other Financial Expenses
    Contribution to Guarantee of Deposits Fund                   (6,381)     (3,030)    (3,171)   (12,033)    (7,894)    (9,755)
    Taxes on financial income                                   (19,620)    (20,210)   (19,762)        --         --         --
                                                               --------    --------  ---------  ---------  ---------  ---------
    Total other financial expenses                              (26,001)    (23,240)   (22,933)   (12,033)    (7,894)    (9,755)
Net financial income before provision                           187,561     185,670    192,717    337,689    445,192    277,457
                                                               --------    --------  ---------  ---------  ---------  ---------
Provision for loan losses                                       (89,533)    (98,229)  (105,034)   (22,900)   (49,100)  (159,114)
Net financial income after provision                             98,028      87,441     87,683    314,789    396,092    118,343
                                                               ========    ========  =========  =========  =========  =========

_________________

(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Includes all items shown in "Financial Income" on the Bank's Statement of Income except "Foreign exchange gains and premiums on the sales of foreign currency," which is included under "Gain on foreign exchange" herein.
(5) The remaining items shown in "Financial expense" on the Bank's Statement of Income have been reclassified and are set forth under other headings herein.
(6) Reflects the gains (losses) realized by the Bank on its net dollar-denominated monetary asset position as the Argentine currency depreciates (appreciates), and net premiums on sold and purchased foreign currency.

         Fiscal Year 2001 Compared to Fiscal Year 2000

         Interest Income

         Interest income for the fiscal year ended December 31, 2001 was Ps.1,054.8 million, a decrease of 13.06% from Ps1,213.2 million for the previous fiscal year. Average total interest-earning assets decreased 4.99% from Ps.10.1 billion for the fiscal year ended December 31, 2000 to Ps.9.6 billion for the fiscal year ended December 31, 2001.

         The average nominal yield earned on these assets decreased 102 basis points to 10.99% in the fiscal year ended December 31, 2001 when compared to 12.01% in the prior fiscal year. The decrease in interest income was driven by the sharp decline in Government Securities yields from 11.85% for the fiscal year 2000 to 1.07% for the fiscal year 2001. This deep drop was due to significant sells of Government Securities carried under "investment accounts" (held to maturity). As the year went on and macroeconomic indicators deteriorated, the Bank's strategy gave priority to maintaining ample liquidity and decreasing exposure to the government sector, as the main measures aimed at protecting shareholders' and depositors' equity and interests. The first consequence of this strategy was diminishing income, but it was to prove timely when government securities fell steadily in the last months of the year. The deteriorated income from Government Securities were partially offset by the increase of 109 basis points on the average nominal yield earned by the loans and financial leases to 14.67% for the fiscal year 2001 from 13.58% for the prior year. The average volume of loans and financial leases grew 2.44% from Ps.
6.5 millon for the fiscal year ended December 31, 2000 to Ps.6.7 million for the fiscal year ended December 31, 2001. It should be noted that, pursuant to the government-debt restructuring made in November 2001, a portion of the government-sector risks priorly booked as government-security holdings were changed to be booked under loans. This change in manner of disclosure is the cause for the entire increase in the loan portfolio. In the private sector, in contrast, there were reductions in all segments but especially in small and medium-sized companies. Given the conditions during the year and the perceived increasing risk, the Bank adopted a policy of prudence and imposed more stringent admittance conditions.

         Interest Expense

         Interest expense for the fiscal year ended December 31, 2001 increased 2.07% to Ps.615.8 million from Ps.603.3 million for the previous fiscal year. The increase in interest expense is totally explained for the increase of 141 basis points in the cost of time deposits, the mainly component of the Bank's sources of funds.

         Dollar-denominated average interest-bearing liabilities, which stood at 83.90% in fiscal year 2000 and 86.25% in fiscal year 2001, constituted a relatively constant portion of average interest-bearing liabilities over the period. In fiscal years 2000 and 2001, interest paid on dollar-denominated time deposits represented a substantial portion of interest paid on dollar-denominated liabilities: 57.40% and 68.24%, respectively.

         The most significant drops occurred in savings accounts - mainly those denominated in pesos - partially offset by interest-bearing demand deposits, which the Bank began, during the fiscal year 2001, to procure from the corporate market and which reflected the liquidity of mutual funds. Market share of deposits in the Argentine financial system reached 8.70% at December 31, 2001, according to the Central Bank, increasing 60 basis points in relation to the prior fiscal year.

         Gains on Foreign Exchange

         The Bank recorded gains on foreign exchange of Ps.63.9 million for fiscal year 2001 as compared to gains of Ps.52.1 million for fiscal year 2000. Included in these amounts are net premiums on forward exchange sales and purchases.

         Net Interest Income After Adjustments

         Net interest income after adjustments was Ps.502.9 million for fiscal year 2001, a 24.04% decrease from net interest income after adjustments of Ps.662.0 million for fiscal year 2000. The decrease in net interest income after adjustments in fiscal year 2001 reflected a 36.61% decrease in the dollar-denominated portion of such net interest income from Ps.453.1 million in fiscal year 2000 to Ps.287.2 million in fiscal year 2001, and a 3.23% increase in the peso-denominated portion of such net interest income from Ps.208.9 million in fiscal year 2000 to Ps.215.6 million in fiscal year 2001. This decrease was because of decreases in average volume and in net interest margin from 6.04% for fiscal year 2000 to 4.57% for fiscal year 2001.

         Other Financial Expenses

         Other financial expenses, consisting of taxes on financial income and contributions to the Guarantee of Deposits Fund that was implemented in April 1995, were Ps.31.1 million for fiscal year 2000 and Ps.32.7 million for fiscal year 2001. This increase was due to the increase in the average of deposits covered by the guarantee.

         Provision for Loan Losses

         Banco Rio recorded Ps.264.1 million in loan loss provisions for the fiscal year ended December 31, 2001, representing a 79.29% increase over the Ps.147.3 million registered for the prior fiscal year. This increase reflects the quality deterioration of the Bank's loan portfolio, consequence of the deep recession and the political and institutional crisis.

         Charge offs amounted to Ps.268.7 million in the fiscal year ended December 31, 2001 compared to Ps.231.7 million in the fiscal year ended December 31, 2000.

         Banco Rio's non-performing loan portfolio fell from Ps.224.9 million at December 31, 2000 to Ps.166.2 million at December 31, 2001. The ratio of non-performing loans to total loans decreased to 2.41% at December 31, 2001 compared to 3.4% at December 31, 2000.

         As a result of increased provisions for loan losses and charge-offs of non-performing loans, Banco Rio's allowances for loan losses as a percentage of non-performing loans reached 135.51% at December 31, 2001 compared to 105.28% at December 31, 2000. This increased ratio was established advanced the actual uncertainty to collect loans.

         Fiscal Year 2000 Compared to Fiscal Year 1999

         Interest Income

         Interest income for the fiscal year ended December 31, 2000 was Ps.1,213.2 million, an increase of 22.80% from Ps.987.6 million for the previous fiscal year. Average total interest-earning assets increased 14.80% from Ps.8.8 billion for the fiscal year ended December 31, 1999 to Ps.10.1 billion for the fiscal year ended December 31, 2000.

         The average nominal yield earned on these assets increased 78 basis points to 12.01% in the fiscal year ended December 31, 2000 when compared to 11.23% in the prior fiscal year. The increase in interest income principally reflected the 13.10% increase in interest on loans and financial leases, which grew from Ps.780.3 million for the fiscal year ended December 31, 1999 to Ps.882.9 million for the fiscal year ended December 31, 2000. This increase is due mainly to the 8.30% increase in Banco Rio's average loans and financial leases from Ps.6.0 billion for the fiscal year ended December 31, 1999 to Ps.6.5 billion for the fiscal year ended December 31, 2000 and a 62 basis point increase in the average yield earned on the loan portfolio to 13.58% for the fiscal year ended December 31, 2000 from 12.96% for the prior fiscal year. The portfolio of government securities was the component with the highest growth among interest earning assets of the Bank. The average volume of the portfolio of government securities for the fiscal year ended December 31, 2000 amounted to $1.9 billion, a 57.50% increase from last year. The portfolio of government securities primarily contains dollar denominated securities registered in investment accounts. This growth was fueled by the attractive yield rates offered and the excess of liquidity that the Bank had for most of fiscal year 2000, due in part to lower demand for loans. The average yield rate was 11.85%, which represented a 202 basis points gain from last year.

         The growth in Banco Rio's loan portfolio was driven mainly by public sector loans, which increased 7.70% from Ps.1.3 billion on average for the fiscal year ended December 31, 1999 to Ps.1.4 billion on average for the fiscal year ended December 31, 2000. Most of such public sector loans were loans to provinces, which are secured by the co-participation tax payments received by the provinces from the central government. The average volume of retail loans, primarily mortgages, personal loans and credit card financing, grew 9.80% in the fiscal year ended December 31, 2000 as compared to the previous fiscal year. Also, the middle market average loans grew 10.20%. This growth was partly offset by a reduction in large corporate loans, which fell 9.00% in the fiscal year ended December 31, 2000 compared to the previous fiscal year, reflecting a low demand in light of the general slowdown in the economy. Banco Rio's market share of loans in the Argentine financial system grew from 6.75% as of December 1998 to 7.03% as of December 1999, reaching 8.10% in December 2000.

         Interest Expense

         Interest expense for the fiscal year ended December 31, 2000 increased 28.30% to Ps.603.3 million from Ps.470.1 million for the previous fiscal year. The increase in interest expense reflected a 16.10% increase in Banco Rio's average total interest-bearing liabilities, from Ps.(7.41) billion for the fiscal year ended December 31, 1999 to Ps.(8.61) billion for the fiscal year ended December 31, 2000, and a 67 basis point increase in the average nominal rate paid on these liabilities from 6.34% to 7.01%.

         Dollar-denominated average interest-bearing liabilities, which stood at 79.90% in fiscal year 1999 and 83.90% in fiscal year 2000, constituted a relatively constant portion of average interest-bearing liabilities over the period. In fiscal years 1999 and 2000, interest paid on dollar-denominated time deposits represented a substantial portion of interest paid on dollar-denominated liabilities: 54.50% and 57.40%, respectively.

         Growth in time deposits continued being the most dynamic factor in the growth of total interest-bearing liabilities, increasing 23.00% from Ps.3.9 billion on average for the fiscal year ended December 31, 1999 to Ps.4.8 billion on average for the fiscal year ended December 31, 2000. Interest expense on time deposits increased 32.00% to Ps.(351.6) million for the fiscal year ended December 31, 2000 compared to Ps.(266.3) million in the prior fiscal year. Market share of deposits in the Argentine financial system reached 8.10% at December 31, 2000, according to the Central Bank, increasing 82 basis points in relation to the prior fiscal year.

         Gains on Foreign Exchange

         The Bank recorded gains on foreign exchange of Ps.52.1 million for fiscal year 2000 as compared to gains of Ps.45.8 million for fiscal year 1999. Included in these amounts are net premiums on forward exchange sales and purchases.

         Net Interest Income After Adjustments

         Net interest income after adjustments was Ps.662.0 million for fiscal year 2000, a 17.50% increase from net interest income after adjustments of Ps.563.3 million for fiscal year 1999. The increase in net interest income after adjustments in fiscal year 1999 reflected a 29.60% increase in the dollar-denominated portion of such net interest income from Ps.349.7 million in fiscal year 1999 to Ps.453.1 million in fiscal year 2000, and a 2.20% decrease in the peso-denominated portion of such net interest income from Ps.213.6 million in fiscal year 1999 to Ps.208.9 million in fiscal year 2000. This increase was because of increases in average volume and in net interest margin from 5.88% for fiscal year 1999 to 6.04% for fiscal year 2000.

         Other Financial Expenses

         Other financial expenses, consisting of taxes on financial income and contributions to the Guarantee of Deposits Fund that was implemented in April 1995, were Ps.38.0 million for fiscal year 1999 and Ps.31.1 million for fiscal year 2000. This decrease was due to the reduction in the rate established for the fiscal year 2000 for contributions to the Guarantee of Deposits Fund

         Provision for Loan Losses

         Banco Rio recorded Ps.147.3 million in loan loss provisions for the fiscal year ended December 31, 2000, representing a 31.00% increase over the Ps.112.4 million registered for the prior fiscal year. This increase was due to the growth in Banco Rio's loan portfolio and the incorporation of Banco Tornquist's loan portfolio during this fiscal year that needed more provisions for loan losses.

         Charge offs amounted to Ps.231.7 million in the fiscal year ended December 31, 2000 compared to Ps.115.9 million in the fiscal year ended December 31, 1999. This increase is due to Banco Rio's policy change implemented in March 1999 to accelerate the date on which loans are written off from 360 days after they become non-performing to 180 days after that date and to the clean-up process for the past-due loan portfolio acquired from Banco Tornquist.

         Banco Rio's non-performing loan portfolio grew from Ps.154.9 million at December 31, 1999 to Ps.224.9 million at December 31, 2000. The ratio of non-performing loans to total loans increased to 3.39% at December 31, 2000 compared to 2.49% at December 31, 1999.

         As a result of increased provisions for loan losses and charge-offs of non-performing loans, Banco Rio's allowances for loan losses as a percentage of non-performing loans reached 105.28% at December 31, 2000 compared to 108.53% at December 31, 1999. Banco Rio believes that its allowances for loan losses are adequate to cover any known losses and any losses that can reasonably be expected from its loan portfolio. For a discussion of Banco Rio's methods of establishing the allowance for loan losses, see "Item 4. Information on the Company--Selected Statistical Information of the Bank--Loan Portfolio--Allowance for Loan Losses."

         Service Charge Income, Net

         The components of service charge income, net are reflected in the following table:

                           SERVICE CHARGE INCOME, NET

                                                                           For the fiscal year ended December 31,
                                                                    -------------------------------------------------
                                                                      1999 (1)          2000 (2)            2001 (3)
                                                                    -----------       ----------          -----------
Service charge income:
   Service Charges on Deposits Accounts ..........................     97,676            112,722            125,252
   Credit Card Operations ........................................     57,803             68,891             53,420
   Collections and Fund Management ...............................     14,788             37,641             43,644
   Capital Markets and Securities Activities .....................     35,670             49,101             63,441
   Fees Related to Foreign Trade .................................      9,108              9,633             10,109
   Credit Related Fees ...........................................     33,337             46,640             46,396
   Safety Deposit Box Rentals ....................................      3,354              4,064              2,160
   Insurance .....................................................     25,582             35,179             36,668
   Other .........................................................      2,148              3,569              9,518
                                                                    ---------          ---------          ---------
   Total .........................................................    279,466            367,440            390,608
                                                                    ---------          ---------          ---------
Service charge expense (4):
   Commissions ...................................................    (35,055)           (41,580)           (47,835)
   Taxes on service charge income ................................    (12,109)           (15,098)           (16,415)
                                                                    ---------          ---------          ---------
   Total .........................................................    (47,164)           (56,678)           (64,250)
                                                                    ---------          ---------          ---------

Service charge income, net: ......................................    232,302            310,762            326,358
                                                                    =========          =========          =========

___________________
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Most of the expenses related to "Service charge income" are included in "Operating expenses" in the Statement of Income in the Consolidated Financial Statements and are not reflected in these figures.

     Fiscal Year 2001 Compared to Fiscal Year 2000

     Service charge income totaled $390.6 million in the fiscal year ended December 31, 2001, a 6.31% increase over the previous year. The main positive changes occurred in fees related to the maintenance and operation of deposit accounts (+11.12%); collection for third parties and asset management (+15.95%) and income from securities transactions (+29.21%). In the first case, the improvement stems from the higher number of accounts and customers. Collection for third parties and asset management commissions and fees rose thanks to the maturing of new products and alternatives offered to customers, especially through non-traditional channels. Lastly, commissions for securities-related services include the positive impact of the commissions obtained on the government-debt swap of Noverber 2001.

     Revenues from credit-card services declined by 22.46%. To a large extent, this is attributable to the recessionary environment and competition issues that affected prices.

     Service charge expense increased by 13.36% from Ps.56.7 million for fiscal year 2000 to Ps.64.2 million for fiscal year 2001. Service charge expense includes commissions paid to third parties in connection with certain of Banco Rio's fee-generating services, such as collection fees paid to other banks, as well as Argentine taxes imposed on service charge income.

     Fiscal Year 2000 Compared to Fiscal Year 1999

     Service charge income totaled $367.4 million in the fiscal year ended December 31, 2000, a 31.50% increase over the previous year. The Bank has become the major shareholder of Gire S.A through its merger with Banco Tornquist and, therefore, this year it has consolidated Gire S.A.'s financial statements. Excluding the commissions earned by Gire S.A., the service charge income would have been $345.4 million, a 23.60% increase from the previous year.

     All the principal components experienced positive variations and highlighted the increase in business activity. Among them, the increase in the number of clients and accounts created a 15.40% increase in commissions on deposit accounts and a 19.20% growth in fees related to credit cards. The fees related to the sale of insurance policies also grew 37.50% due to new types of coverage and cross selling with other products such as mortgage loans and car loans.

     Service charge expense increased by 20.20% from Ps.47.2 million for fiscal year 1999 to Ps.56.7 million for fiscal year 2000 impelled by the growth in third parties costs related to the increase in transactions.

     Operating Expenses

     The components of the Bank's operating expenses are reflected in the following table:

                               OPERATING EXPENSES

                                                                    For the fiscal year ended December 31,
                                                             ----------------------------------------------------
                                                                1999 (1)           2000 (2)           2001 (3)
                                                             --------------     --------------     --------------
Salaries and Payroll Taxes                                      (210,589)          (231,004)          (246,192)
Outside consultant and services                                  (32,801)           (43,253)           (42,028)
Rent                                                             (19,591)           (21,469)           (22,423)
Advertising and Publicity                                        (14,495)           (20,155)           (20,514)
Taxes (other than income tax)                                    (11,004)           (10,845)           (14,900)
Management Fee                                                   (17,047)           (28,069)                --
Security Services                                                (11,830)           (13,291)           (11,806)
Stationery and Supplies                                           (5,973)            (5,842)            (5,333)
Electric Power and Communications                                (25,293)           (18,213)           (17,633)

Depreciation of Bank Premises and Equipment             (29,009)           (32,781)           (36,010)
Amortization of Organization and development            (37,266)           (36,040)           (33,745)
Other                                                   (68,252)           (82,136)           (76,785)
                                                     ----------         ----------         ----------
Total                                                  (483,150)          (543,098)          (527,369)
                                                     ==========         ==========         ==========

______________
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.

         Fiscal Year 2001 Compared to Fiscal Year 2000

         For fiscal year 2001, operating expenses were $527.4 million, a 2.90% decrease compared to fiscal year 2000.

         Among the items over which the Bank can exert control by direct action, only salaries and social security taxes showed increases. This is because in 2001 there were higher severance pay charges, resulting from the process of efficiency enhancement and adaptation to a recessionary market. The behavior of all other items highlights the achievement of the sustained rationalization and productivity-enhancement programs. No charges accrued under the management agreement with the SCH Group because the fiscal year brought no profit.

         Fiscal Year 2000 Compared to Fiscal Year 1999

         For fiscal year 2000, operating expenses were $543.1 million, a 12.40% increase compared to fiscal year 1999. As explained in the net service charge income section, it should be noted that the consolidation of Gire S.A. added $16.8 million of total expenses. Banco Tornquist's expenses amounting to $16.4 million further added to the increase in total expenses. Excluding these items, the increase of total expenses from the previous year was 5.50%. The main variation from the previous fiscal year is a 53.70% increase in fees paid for the ten-year Management Agreement (as such term is defined in "Item 5: Major Shareholders and Related Party Transactions--Related Party Transactions--Management Agreement") (10.00% of the Bank's income before income tax) with BSCH Group that was due by the larger income obtained in fiscal year 1999. During the fiscal year 2000, the Bank continued in the implementation of plans and programs to reduce expenses and increase productivity and efficiency. The increase in costs directly related to the level of business activity (security, supplies, communications, rent, advertising, etc.) grew less than the general expansion of business for the Bank. As a consequence, the Bank registered an improvement in its efficiency ratio (cost to income), which decreased from 63.80% to 57.70% for fiscal years 1999 and 2000, respectively.

         Other Income, Net

         The components of other income, net are reflected in the following table:

                                OTHER INCOME, NET

                                                                Fiscal year ended December 31,
                                                       -----------------------------------------------
                                                        1999 (1)          2000 (2)           2001 (3)
                                                       ---------          ---------          ---------
                                                                    (In thousands of pesos)
Income from Investments in Other Companies                 6,847              2,470                  -
Allowances Restored to Income                              1,939              7,268                  1
Expenses Recovered                                         3,009              3,083              2,785
Loans Recovered                                           11,247             28,229             44,030
Other                                                     15,291             17,351             11,241
                                                       ---------          ---------          ---------
TOTAL                                                     38,333             58,401             58,057
                                                       ---------          ---------          ---------

Loss from Investments in Other Companies                      -               -             (7,522)
Provision for Losses on Other Receivables
        and Other Allowances                            (12,486)        (19,872)           (23,886)
Other (4)                                               (27,016)        (27,424)           (29,645)
                                                      ---------       ---------          ---------
TOTAL                                                   (39,502)        (47,296)           (61,053)
                                                      ---------       ---------          ---------
                                                      ---------       ---------          ---------
                                                         (1,169)         11,105             (2,996)
                                                      =========       =========          =========

___________
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa and Santander Fondos.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the result of operations and average balance sheets of Banco Tornquist through the time of its merger with and into Banco Rio.
(3) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(4) Most of the expenses related to "Service charge income" are included in "Operating expenses" in the Statement of Income in the Consolidated Financial Statements and are not reflected in these figures.

         Fiscal Year 2001 Compared to Fiscal Year 2000

         Other income for the fiscal year 2001 were of Ps.58.1 million and represents a level approximately similar to the registered in the prior year. Loans recovered were Ps. 44.0 million representing 75.84% of the Other Income total. Other expenses increased 29.09% from Ps.(47.3) million to Ps.(61.1) million, mainly due to the loss from investment in other companies. During the fiscal year 2001, Prestamos de Consumo S.A., a company that offered financial services to the low-income segment was liquidated because didn't offer the prospective results.

         Fiscal Year 2000 Compared to Fiscal Year 1999

         Other income registered a net increase from Ps.(1.2) million for the fiscal year ended December 31, 1999 to Ps.11.1 million for the fiscal year ended December 31, 2000. Total other income increased 52.30% from Ps.38.3 million for fiscal year 1999 to Ps.58.4 million for fiscal year 2000. The principal factor that was responsible for this variation was an increase in the loans recovered, showing the improvements in the collection process during the fiscal year 2000.

         Total other expenses increased 19.70% from Ps.(39.5) million for the fiscal year ended December 31, 1999 compared to Ps.(47.3) million for the fiscal year ended December 31, 2000. The main component was the 59.20% increase in provisions for losses on other receivables and other allowances, from Ps.(12.5) million for the fiscal year 1999 to Ps.(19.9) million for the fiscal year 2000.

         Income Tax

         Income taxes were Ps.41.6 million in fiscal year 1999, Ps.54.7 million in fiscal year 2000 and Ps.12.2 million in fiscal year 2001, representing, 25.90% and 20.90%, of net income before income taxes for fiscal years 1999 and 2000. The whole income tax for the year 2001 corresponding to the earnings of consolidated companies with the Bank, since the Bank didn't yield taxes due to their lack of positive results As a percentage of net income before income taxes, income taxes decreased in fiscal year 2000 because of the difference between the Bank's recorded net income before income tax and taxable income arising from differences in the treatment of certain past-due loans and in the valuation of government securities carried in "investment accounts", that differs from the mark-to-market valuation used by tax law.

         The statutory income tax rate was raised to 33.00% for all financial periods ending on or after September 1, 1996. Before this date and since April 13, 1992, the statutory income tax rate was 30.00%. For fiscal years 1999, 2000 and 2001, the statutory income tax rate was raised from 33.00% to 35.00%.

Analysis of the Bank's Financial Position

         Asset and Liability Management

         The Bank's policy on asset and liability management is to minimize the mismatching of maturities, to maximize its net financial income and the return on assets and equity, and to protect its liquid net worth, taking into account liquidity and foreign exchange risks.

         The Assets and Liabilities Committee (Comite de Activos y Pasivos or "ALCO"), which includes the principal managers of the corporate banking, commercial banking, and planning departments, in coordination with the financial department, is responsible for the design of the Bank's funding policy and for weekly funding decisions. The Market Risk Committee (Comite de Riesgos de Mercado or "CRM"), comprised of the principal managers of the financial, risk, planning and corporate banking departments, is responsible for the supervision of the Bank's positioning, measurement of related risks and compliance with fixed limits on interest rate risk and liquidity risk. These Committees meet at least weekly and receive reports on the economic environment, financial markets and the peso and dollar funding and assets of the Bank and make decisions within guidelines established from time to time by the Bank's Management Committee (some members of which are also members of the ALCO and CRM committees).

         Interest Rates

         Interest rate risk reflects the possibility that the Bank's interest margin may diminish as a consequence of the impact that interest rate fluctuations can have on the value of assets and liabilities held at fixed rates, depending on terms to maturity or to rate revision. The Bank has the right to re-price most of its interest-earning peso-denominated assets at least every 30 days. Approximately 13.40% of peso-denominated loans (net of allowances) at December 31, 2001 consisted of overdrafts. Credit card balances represented approximately 51.54% of peso-denominated loans (net of allowances) at December 31, 2001. The interest rate on credit card balances may be reset monthly. The interest rate on a substantial majority of peso-denominated mortgage loans, which represented approximately 25.83% of peso-denominated loans (net of allowances) at December 31, 2001, is fixed. However, some mortgage loans contain a provision allowing the Bank to adjust the rate of interest under certain conditions.

         The Bank generally prices its dollar-denominated loans based upon rates paid on dollar-denominated deposits in the domestic market, rates paid on credit lines from correspondent banks and securities issued in the international market and the market conditions prevailing at the time credit is extended to a customer. Dollar-denominated mortgage loans generally have a fixed rate of interest, but contain a provision allowing the Bank to adjust the rate of interest if the London Interbank Offered Rate (LIBOR) or the U.S. Prime Rate increases by more than a specified amount from levels prevailing at the time the loan is extended. Since March 1994, substantially all loans to corporations with maturities of more than one year have earned interest at the higher of a fixed rate or a floating rate equal to LIBOR (at the time the loan is granted) plus a spread. The interest rate payable is determined on each interest payment date.

         B.    Liquidity and Capital Resources

Funding

         The Bank has three principal funding sources: customer deposits (consisting of current accounts, savings accounts and time deposits generated by the Bank's branch network), credit lines from banks and international organizations, and medium- and long-term funds obtained through issuances of securities in the international capital markets. The Bank also uses its liquid net worth as a source of funding. Below is a breakdown of the funding of the Bank at December 31, 2000 and 2001:

                                     FUNDING

                                                   At December 31,
                                            -----------------------------
                                              2000 (1)         2001 (2)
                                            -----------      ------------
Deposits (3)                                  7,065,614         6,370,375
Credit Lines (3) (4)                          1,069,884           676,400
Corporate Bonds (3)                             984,131         1,035,446
Liquid Net Worth (5)                            908,554           628,555
                                            -----------      ------------

Total Funding                                10,028,183         8,710,776
                                            ===========      ============

_________________________
(1) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the liabilities of Banco Tornquist through the time of its merger with and into Banco Rio.
(2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
(3)  Includes accrued interest and exchange differences payable.
(4) Includes credit lines and other borrowings from the Central Bank, other banks and international organizations.
(5) Stockholders' equity less bank premises and equipment, other assets, intangible assets and that portion of investments in other companies consisting of investments in banks and unlisted companies.


         While customer deposits have been the most important part of the Bank's funding sources, accounting for 73.13% of total funding (including liquid net worth) at December 31, 2001, they have also been the most volatile source of funding. The Bank's deposit base, like those of all other banks in Argentina, has been significantly affected by the various economic plans and regulations implemented by the Argentine Government over the years, as well as by general economic conditions. Since the enactment of the law No. 23,928 (the "Convertibility Law"), the Bank's deposit base has increased substantially, with the exception that, early in 1995, the deposit base shrank as a result of the Mexican peso crisis. The Asian crisis in October 1997 and the Russian default in August 1998 had no material effect over the Bank's level of deposits. See "Item
4. Information on the Company--Argentine Banking System." Based on Central Bank estimates, as of December 31, 2001 the Bank's market share, in terms of deposits, increased to 8.70% from 8.10% as of December 31, 2000.

         The following chart shows the breakdown of deposits by currency at December 31, 2000 and 2001:

                                DEPOSIT BREAKDOWN

                                                       At December 31,
                                                 ---------------------------
                                                   2000 (1)     2001 (2) (3)
                                                 -----------   -------------
                                                   (in thousands of pesos)
Peso-denominated (3)
   Checking and Other Demand deposits                373,003       549,836
   Saving deposits                                   802,064       478,415
   Time deposits                                     625,504       247,697
   Other                                              34,166        37,278
                                                  ----------    ----------
   Total                                           1,834,737     1,313,226
                                                  ==========    ==========

Dollar-denominated (3)
   Checking and Other Demand deposits                127,407       654,194
   Saving deposits                                   662,343     1,565,876
   Time deposits                                   4,391,583     2,643,619
   Other                                              49,544       193,460
                                                  ----------    ----------
   Total                                           5,230,877     5,057,149
                                                  ==========    ==========

Total deposits                                     7,065,614     6,370,375

_____________________
     (1) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A. Includes the liabilities of Banco Tornquist through the time of its merger with and into Banco Rio.
     (2) Consolidated to include the financial statements of Riobank, Santander Bolsa, Santander Fondos and Gire S.A.
     (3) The accrued interest and exchange differences payable are included in each line.

         At December 31, 2001, 79.39% of the Bank's total deposits were dollar denominated. Dollar-denominated deposits became an important source of funds for the Argentine financial system after August 1, 1989, when the Central Bank authorized banks to accept demand and time deposits in foreign currency, subject to certain cash reserve requirements. Such deposits were made even more secure with the enactment of the Convertibility Law, which modified the Argentine civil code to provide that debts contracted in a foreign currency could not be discharged with pesos, thereby requiring banks to use dollars to repay maturing dollar-denominated deposits. Until November 1, 1995, the Central Bank imposed cash reserve requirements with respect to certain types of deposit accounts. Effective November 1, 1995, cash reserve requirements were abolished and replaced with minimum liquidity requirements. See "Item 4. Information on the Company--Argentine Banking System and Regulation--Argentine Banking Regulation--Liquidity and Solvency Requirements--Minimum Liquidity Requirements."

         The Bank's total peso-denominated deposits decreased from Ps.1,874.8 million at December 31, 1999 to Ps.1,834.7 million at December 31, 2000 and to Ps.1313.2 at December 31, 2001. At December 31, 2001, the Bank's peso-denominated deposit accounts consisted of approximately 347,900 checking accounts, 594,900 savings accounts and 7,000 time deposits. Checking accounts, which represented 41.87% of total peso-denominated deposits at that date, had an average balance of approximately Ps.396.6 million. The Bank pays interest on approximately 10% of these checking accounts. . Savings accounts represented 36.43% of total peso-denominated deposits and had an average balance of approximately Ps.540.0 million for the fiscal year. During the year 2001, the average interest rate paid on peso-denominated savings accounts was 0.23% per month. Time deposits represented 18.84% of total peso-denominated deposits at December 31, 2001. During the fiscal year, the average interest rate paid on peso-denominated time deposits was 0.86% per month. The average term for peso-denominated time deposits is 50 days.

         Total dollar-denominated deposits increased from Ps.4,372.8 million at December 31, 1999, to Ps.5,230.9 million at December 31, 2000 and decreased to Ps.5,057.1 at December 31, 2001. At that date, the Bank's dollar-denominated deposit accounts in Argentina consisted of approximately 318,000 sight deposit accounts, 441,000 savings accounts and 71,540 time deposits. Time deposits represented the largest portion of dollar-denominated deposits (52.27%), and the average balances of such deposits increased 2.16% from Ps. 4,237.3 million in fiscal year 2000 to Ps.4,329.0 million in fiscal year 2001. The average term for these time deposits at December 31, 2001 was 60 days. During the fiscal year 2001, the average interest rate paid on these time deposits was 0.72% per month. Savings accounts represented 30.96% of total dollar-denominated deposits and had an annual average balance of approximately Ps.538.3 million. The average interest rate paid on dollar-denominated savings deposits was 0.13% per month. Checking and other demand deposits represented 12.94% of total dollar-denominated deposits at December 31, 2001. Checking and other demand deposits had an annual average balance of approximately Ps.427.7 million.

         The Bank also funds itself with credit lines from banks and international agencies. At December 31, 2001, these credit lines amounted to Ps.673.6 million, a decrease of 37.04% from the Ps.1,169.9 million in credit lines at December 31, 2000. The Bank maintains these interbank credit lines, which represent a longer term source of funds, in an effort to maintain a balance between the maturity of its assets and liabilities. These credit lines are used in connection with import and export financing activities. Also included in lines of credit is Ps.0.6 million in Central Bank re-discounts used to finance specific export transactions. The Central Bank stopped providing new financing of this type following the implementation of the Convertibility Plan.

         The Bank has also been able to fund itself in the international financial markets through the issuance of euro-denominated certificates of deposit, corporate debt securities (obligaciones negociables) and medium-term notes. Long-term, dollar-denominated funds raised in the international capital markets are an important part of the Bank's funding, with Ps.1,037.9 million of such funds outstanding at December 31, 2001. In December 1993, the Bank issued U.S.$250.0 million of ten-year negotiable obligations. Further, as of December 31, 2001, the Bank had issued and outstanding U.S.$350.0 million under a global program and U.S.$1.0 billion, and U.S.$435.0 million under a global program of U.S.$500 million. These sources of funding have enabled the Bank to obtain longer term financing in dollars.

Liquidity

         The purpose of liquidity management is to ensure that the Bank has available funds to meet its present and future financial obligations and to capitalize on business opportunities as they arise. The Bank requires liquid funds in order to honor withdrawals of deposits, to make repayments at maturity of other liabilities, to extend loans or other forms of credit to customers and to meet its own working capital needs. Because the Bank has significant operations in both pesos and dollars, it manages its liquidity position in each currency independently. The Bank's objective is to match its assets and liabilities with respect to currency and maturity. The Assets and Liabilities Committee monitors the Bank's liquidity position on at least a weekly basis.

         The Bank's liquidity management policy is to invest a substantial portion of its net worth (together with other funds) in both peso- and dollar-denominated liquid instruments, such as publicly traded government bonds and short-term, high-quality loans. The Bank has historically managed its liquidity position conservatively, allowing it to weather the Argentine economy's various economic crises in the past. The economic recession and the current crisis of confidence over the Argentine financial system have materially and adversaly affected our liquidity. To maintain appropriate conditions of liquidity the Bank has taken diverse measures. Among them, we have successfully renegotiated all corporate bonds that have matured in the course of the year 2002. Also, we are negotiating with the Bank's foreign creditors (Corresponsal Banks), in order to restructure the terms of the Bank's outstanding liabilities with these creditors. Lastly, we reinforce the collection efforts and we have suspended practically all new originations of loans.

         Repricing Opportunities for Selected Balance Sheet Categories

         The following table provides a breakdown of the remaining maturity of the Bank's assets and liabilities at December 31, 2001 in an effort to demonstrate the sensitivity of assets and liabilities to interest rate changes. For any given period, the pricing structure is matched when an equal amount of assets and liabilities mature. Any excess of assets or liabilities results in a gap. A negative gap denotes liability sensitivity and normally means that an increase in interest rates would have a negative effect on net interest income while a decline in interest rates would have a positive effect. Conversely, a positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income while a decline in interest rates would have a negative effect. These relationships are as of one particular date only, and significant swings can occur daily as a result of both market forces and management decisions. See "--Analysis of the Bank's Financial Position--Asset and Liability Management."

                    REMAINING MATURITY - AT DECEMBER 31, 2001
                             (in thousands of pesos)

                                  Overnight     Over        Over       Over        Total      Over 1
                                     to      31 days to    3 to 6     6 to 12      within     year to      Over
                                   31 days    3 months     months     months      one year    5 years     5 years     Total
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
PESO DENOMINATED
Assets
Loans (1)                           208,446      26,404      21,465    59,535      315,850      91,869      30,093    437,812
Governmnet and Private Securities         2      14,100           7     1,524       15,633         963          36     16,632
Cash and due from banks             308,227           -           -         -      308,227           -           -    308,227
Investments in other companies            -           -           -         -            -           -      48,862     48,862
Bank premises and equipment               -           -           -         -            -           -     321,716    321,716
Other assets                        295,146     127,558      43,169    19,635      485,508      40,633      24,417    550,558
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
                                    811,821     168,062      64,641    80,694    1,125,218     133,465     425,124  1,683,807
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========

Sources of Funds

Demand and saving deposits (2)    1,028,251           -           -         -    1,028,251           -           -  1,028,251


Time deposits (2)                   100,855      16,882     120,389    46,849      284,975           -           -    284,975
Other liabilities                   315,497      81,904       9,493     8,109      415,003       7,870       4,889    427,762
Stockholders' equity                      -           -           -         -            -           -     (57,181)   (57,181)
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
                                  1,444,603      98,786     129,882    54,958    1,728,229    7,870.00     (52,292) 1,683,807
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
Liquidity Gap                      (632,782)     69,276     (65,241)    25,736    (603,011)    125,595     477,416          -
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========

FOREIGN CURRENCY
DENOMINATED
Assets
Loans  (1)                        2,022,029     301,724     222,752   406,918    2,953,423   2,303,533     964,637  6,221,593
Government and Private Securities        40       6,199     192,667     1,115      200,021     237,283       1,934    439,238
Cash and due from banks             986,234           -           -         -      986,234           -           -    986,234
Investments in other companies            -           -           -         -            -           -       1,502      1,502
Bank premises and equipment               -           -           -         -            -           -         688        688
Other assets                        296,995      51,150      13,961    47,224      409,330     197,146       3,753    610,229
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
                                  3,305,298     359,073     429,380   455,257    4,549,008   2,737,962     972,514  8,259,484
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========
Sources of Funds
Demand and saving deposits (2)    2,220,070           -           -         -    2,220,070           -           -  2,220,070
Time deposits (2)                 1,603,979     363,713     551,430   311,315    2,830,437       6,539      103.00  2,837,079
Other liabilities                   413,044     214,309     136,538   108,255      872,146     163,246   12,848.00  1,048,240

Corporate bonds                           -     298,004  333,576.00   250,896      882,476      51,024     101,946  1,035,446
Stockholders' equity                      -           -           -         -            -           -   1,118,649  1,118,649
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
                                  4,237,093     876,026   1,021,544   670,466    6,805,129     220,809   1,233,546  8,259,484
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========
                                  ---------  ----------  ----------  ---------  ----------   ---------   ---------  ---------
Liquidity Gap                      (931,795)   (516,953)   (592,164)  (215,209) (2,256,121)  2,517,153    (261,032)         -
                                  =========  ==========  ==========  =========  ==========   =========   =========  =========

     C. Research and Development, Patents and Licenses, Etc.

     Not applicable.

     D. Trend Information

     In Argentina, since December 2001, economic activity has been virtually paralyzed. The recent economic and financial measures (See: Risk factors) have deepened the crisis and further adversely affected economic activity, consumer spending, investment and unemployment levels.

     As a result of the current economic crisis, the Bank activity was seriously affected. We suspended practically all new origination of loans, we have big difficulties to get new deposits and the sales of new products and services have decreased. Also, we believe that the asset quality of our loan portfolio will deteriorate. To face these adverse effects we are focusing in the development of new transactional services for companies and individuals, supported in the state of the art technological framework that we have built in the previous years.

     Due to the significant uncertainties relating to the implementation of the current economic and financial policies and governmental, legal and other initiatives, we cannot reasonably quantify the impact of the current Argentine crisis on our total assets and liabilities, shareholders' equity and net income. Although uncertain, such impact has most likely been and may continue to be material and adverse.

     As a consequence of the significant and recurring changes in financial regulations implemented during 2002, the filing dates prescribed by the information regime to wich financial institutions are subject experienced succesive postponements. To the presentation date of this report, the Argentine Central Bank has not informed the final date by which to submit the accounting information corresponding to the first quarter of 2002.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

Board of Directors

     The administration of Banco Rio is conducted through the Board of Directors, which is composed of a minimum of six and a maximum of 15 directors elected for one-year terms by the stockholders at their annual general meeting. The Board of Directors is comprised of six members and six alternate members.

Duties and Liabilities of Directors

     Under Argentine law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Banco Rio, the shareholders and third parties for the improper performance of their duties, for violating the law, the by-laws of the Bank (the "By-Laws") or applicable regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the by-laws or by a resolution of a shareholders' meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Banco Rio without express shareholders' authorization. Certain transactions between directors and Banco Rio are subject to ratification procedures established by Argentine law; these procedures do not apply in connection with transactions between affiliates of directors and Banco Rio or between shareholders and Banco Rio. A director must inform the Board of Directors of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

     A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought to the Board of Directors, the Supervisory Committee, a shareholder's meeting, the competent governmental agency or the courts. Except in the event of mandatory liquidation or bankruptcy of Banco Rio, shareholders' approval of a director's performance terminates any liability of a director vis-a-vis Banco Rio, provided that shareholders representing at least 5% of Banco Rio's capital stock do not object and provided further that such liability does not result from a violation of the law or the By-Laws.

         Causes of action against directors may be initiated by Banco Rio upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf and for the account of Banco Rio.

         The following table shows the actual composition of the Board of
Directors: /(1)/

                                                                             Year of           Expiration of
Name                                     Position                            Appointment       Term
----------------------------------- --------------------------------------- ----------------- ------------------
Jose Luis Enrique Cristofani             Director (Chief Executive Officer)       5-29-2002    One year
Claudio Alberto Cesario                  Director                                 5-29-2002    One year
Angel Oscar Agallano                     Director                                 5-29-2002    One year
Marcelo Alejandro Castro                 Director                                 5-29-2002    One year
Gabriel Omar Alonso                      Director                                 5-29-2002    One year
Julio Jose Gomez                         Director                                 5-29-2002    One year
Luis Miguel Garcia Morales               Alternate Director                       5-29-2002    One year
Fernando Omar de Illana                  Alternate Director                       5-29-2002    One year
Jaime Chocano Aguirre                    Alternate Director                       5-29-2002    One year
Carlos Osvaldo Schmidt                   Alternate Director                       5-29-2002    One year
Mario Eduardo Vazquez                    Alternate Director                       5-29-2002    One year
Jose Ramon Rodrigo Zarza                 Alternate Director                       5-29-2002    One year

___________________
/(1)/ For the year 2001, on April 27, 2001, the Shareholders' Meeting of Banco
      Rio appointed the new Board of Directors and Supervisory Committee composed of Directors: Jose Luis Enrique Cristofani, Angel Oscar Agallano, Mario Eduardo Vazquez, Jose Maria Mathys, Carlos Osvaldo Schmidt and Julio Jose Gomez. Alternate Directors: Claudio Alberto Cesario, Fernando Omar De Illana, Jaime Chocano, Marcelo Alejandro Castro, Gabriel Omar Alonso, Jose Ramon Rodrigo Zarza and Luis Miguel Garcia Morales. Ms. Ana Patricia Botin-Sanz de Sautuola y O'Shea refused the appointment.

         Jose Luis Enrique Cristofani

         Mr. Cristofani has been the Executive Vice Chairman of the Board of Directors since the shareholders' meeting held on August 22, 1997. He became the Chief Executive Officer of Banco Rio in September 1997. He obtained his degree in accounting and business administration from the University of Buenos Aires. He began work at J.P. Morgan & Co. Incorporated Buenos Aires ("J.P. Morgan Buenos Aires") in the Corporate Finance unit, and, in 1984, was transferred to Madrid to be Unit Head of Corporate Finance and, in 1988, became Head of Equities. In 1992, he returned to J.P. Morgan Buenos Aires and was appointed a member of the management committee. In 1992, he joined Banco Santander as a Managing Director and Country Manager for Banco Santander and Santander Investment, respectively.

         Claudio Alberto Cesario

         In 1982, Mr. Cesario graduated as a lawyer from the University of Buenos Aires. Between 1984 and 1989 he was Vice Manager of the Legal Department of Bank of America S.A. in Buenos Aires. Before he joined Banco Rio in June 1998, he was a partner at the law firm Allende & Brea. During the course of his career, he has specialized in financial and banking subjects.

         Angel Oscar Agallano

         Mr. Agallano has been a member of the Board of Directors since the shareholders' meeting held on June 26, 1998. Mr. Agallano became the Principal Accounting Officer of Banco Rio in September 1997. He worked for ten years with Bank of America and became the Operations Manager and Administration Manager of Santander

Argentina in 1986 and 1997, respectively. Mr. Agallano is a member of the board of directors of Santander Sociedad de Bolsa S.A.

         Marcelo Alejandro Castro

         Mr. Castro has been an Alternate Director since the shareholders' meeting held on June 26, 1998 and Director since the shareholders' meeting held on May 29, 2002. Mr. Castro became the Treasury Manager of Banco Rio in September 1997, with responsibility for funding and fixed income distribution, sales, trading and research. Mr. Castro joined Grupo Santander in 1986. He became the Financial Officer of Santander Argentina in 1986 and a Managing Director of Santander Investment Securities Inc. ("SIS") in 1997. He received his degree in accounting from the Argentine Catholic University.

         Gabriel Omar Alonso

         Mr. Alonso has been an Alternate Director since the shareholders' meeting held on June 26, 1998 and Director since the shareholders' meeting held on May 29, 2002. Mr. Alonso is the Corporate Banking Manager of Banco Rio. He received a degree in public accounting from the University of Buenos Aires and completed post-graduate studies in business administration in the Instituto de Altos Estudios Empresariales ("IAE") in 1988. From 1989 to 1994, he was Vice President of J.P. Morgan Buenos Aires in charge of the Global Credit unit and the Corporate Desk. In August 1994, Mr. Alonso joined Banco Rio as Government and Public Entities Manager in charge of commercial relations with public entities and banks.

         Julio Jose Gomez

         Mr. Gomez has been a member of the Board of Directors since the shareholders' meeting held on April 28, 2000. Mr. Gomez was President of the Banks Association of the Argentine Republic from 1993 to 1998, President of the Central Bank of the Argentine Republic in 1981, General Manager, Vice-president and President of Banco Shaw from 1959 to 1994 and Vice-president of Banco Tornquist from 1995 to 2000.

         Luis Miguel Garcia Morales

         Mr. Garcia Morales received a degree in accounting from the University of Buenos Aires. He spent nine years working for Banco Exprinter, where his assignments included responsibilities on their "Sociedad de Bolsa," Corporate and Middle Market Banking Group, and finally, Distribution Group. He joined Banco Rio Argentina in 1995, to head the Factoring Group. In December 1997, he became the head of the branch network of Banco Rio. During 1998, he was appointed as head of consumer banking.

         Fernando Omar de Illana

         Mr. Illana has been an Alternate Director since April 30, 1999 and from December 23, 1997 to April 30, 1999, he was a member of the Board of Directors. He became the Private Banking and Asset Management Manager of Banco Rio in September 1997. He joined Grupo Santander in 1992, starting his career with Santander Argentina in the Treasury department. Before that, he worked for Bunge & Born Group, first as Chief Financial Officer of Bunge Espana and then as Financial Manager of Bunge & Born S.A. (holding company). Currently, he is a General Manager of Origenes AFJP.

         Jaime Chocano Aguirre

         Mr. Chocano has been an Alternate Director since the shareholders' meeting held on December 3, 1999. Mr. Chocano is a Peruvian banker and director of other companies in Peru.

         Carlos Osvaldo Schmidt

         Mr. Schmidt has been a member of the Board of Directors since the shareholders' meeting held on April 28, 1998. He graduated as a public accountant from the University of Buenos Aires in 1971 and took specialized courses in financial management at Stanford University. Mr. Schmidt began his career in 1971 at Andersen Consulting, leaving the firm as a partner in 1992. He continued his career at Banco Credito Argentino where he was responsible for Systems & Operations until 1995, when he became General Manager. He left Banco Credito Argentino in 1996 to join Ernst & Young Management Consulting Services as director until 1997 when he joined Banco Rio.

         Mario Eduardo Vazquez

         Mr. Vazquez has been a member of the Board of Directors since the shareholders' meeting held on August 22, 1997. He received a degree in accounting and a masters in economics from the University of Buenos Aires. He worked for Pistrelli, Diaz y Asociados, members of Arthur Andersen, and, in 1993, he retired as an active Partner. He is a member of the board of directors of Central Puerto S.A., Corporacion Metropolitana de Finanzas S.A. and Heller Sud S.A., among others. He acts as a syndic (statutory auditor) for Ceras Johnson S.A., Mercedes Benz Argentina S.A., Repsol-YPF and others.

         Jose Ramon Rodrigo Zarza

         Mr. Zarza has been an Alternate Director since the shareholders' meeting held on December 3, 1999. Mr. Zarza is a Spanish banker, and he acts as a director of various other companies in Spain.

         Executive Officers

         Banco Rio has a Management Committee composed of Banco Rio's Chief Executive Officer and substantially all of the executive officers of Banco Rio. The Management Committee meets once a week, and attendance at each meeting varies according to the matters being brought before the committee. The Management Committee oversees the day-to-day operations of Banco Rio to ensure that the overall strategic objectives of Banco Rio are being implemented.

         The following table shows the executive officers of Banco Rio at present:

Name                          Position
----------------------------- ----------------------------------------------
Jose Luis Enrique Cristofani  Chief Executive Officer
Luis Miguel Garcia Morales    Consumer Banking Manager
Oscar Luis Correa             Corporate Communications Manager
Gabriel Omar Alonso           Corporate Banking Manager
Marcelo Alejandro Castro      Treasury Manager
Claudio Alberto Cesario       Legal Counsel Manager
Jose Carlos Avila Benito      Risk Manager
Lucia Esther Haedo            Human Resources Manager
Angel Oscar Agallano          Administration, Corporate Control and System
                              Manager
Jesus Lopez Gracia            Internal Audit Manager
Luis Alberto Aragon           Strategic Planning and e-Business Manager

         Oscar Luis Correa

         Mr. Correa is the Corporate Communications Manager of Banco Rio. He holds a degree in business administration from the Argentine Catholic University and, before joining Banco Rio, he was a Director of Media Services at A.C. Nielsen Argentina and Senior Manager in international advertising agencies, such as J. Walther Thompson and Ogilvy & Mather.

         Jose Carlos Avila Benito

         Mr. Avila is a Spanish banker. He was named Head of National Risk Area in Banco Comercial Espanol, Madrid from 1980 to 1985. He was International Risk Analyst in Banco Santander, Madrid from 1985 to 1990. He was also Head of International Risk Area in Banco Santander Madrid from 1990 to 1997 and he performed as Banco Santander Puerto Rico's Executive Vice Chairman from 1997 to 1998.

         Lucia Esther Haedo

         Ms. Haedo is Head of Human Resources in Banco Rio. She holds a degree in Sciences, Communications and Psychology (labor orientation) from the University of Buenos Aires. She got a post-graduate degree in Human Resources Management from the IAE. In 1993, before joining Banco Rio, Ms. Haedo was named Head of Human Resources of Origenes AFJP S.A.

         Jesus Lopez Gracia

         Mr. Jesus Lopez Gracia graduated in Economics in 1986 and in Law in 2001. Mr. Lopez Gracia began his professional career in 1988 in Banco Santander, later Grupo Santander Central Hispano. Since 1991, his funcitons have included being auditor and manager of various business units. Prior to joining Banco Rio, from 1998 through May 2002, Mr. Lopez Gracia held the office of Audit Director in Banco Santander Mexicano.

         Luis Alberto Aragon

         Mr. Aragon graduated as Industrial Engineer from the Argentine Catholic University and earned an MBA from the Ecole des Ponts et Chausees in Paris. From 1988 through 1996, Mr. Aragon worked for BankBoston, in Buenos Aires. He joined Banco Rio in 1996 where he worked in the international business area. In 1998, Mr. Aragon was placed in charge of Investor Relations and in March 2000 added the responsibilities of E-Business and Strategic Planning Manager.

         B. Compensation

         The Bank's compensation policy is to stipulate a fixed portion and a variable portion. The variable compensation portion depends on the achievement of strategic and commercial goals, which are set on a yearly basis. There are no preferred stock option plans.

         Over 2001, total compensation to the top managers of Banco Rio de la Plata S.A. amounted to Ps. 6,105,000.

         Total Directors' Fees paid over fiscal year 2001 amounted to Ps. 278,000. When top managers also hold the office of Banco Rio de la Plata S.A. Director, they do not collect fees.

         Banco Rio de la Plata and its subsidiaries have in place a medium-term program to recruit and retain the best staff available to hold positions of high responsibility and enhance the results of the Bank's operations. As of December 31, 2001, the Bank carried a provision of U.S$5,163,000 to be applied to such program. Payments thereunder are contingent on achieving goals related to (i) profitability, efficiency and quality, and (ii) the position held.

         C. Board Practices

         Supervisory Committee

         The By-Laws provide for a Supervisory Committee consisting of three members ("Syndics") and three alternate members ("Alternate Syndics"). In accordance with the By-Laws, Syndics and Alternate Syndics are elected by a majority vote of the holders of Common Stock. Each member of the Supervisory Committee is elected at the annual ordinary shareholders' meeting and serves for a one-year renewable term. Pursuant to the Argentine Companies Law, as amended, only lawyers and accountants admitted to practice in Argentina or civil partnerships composed of such persons may serve as Syndics of an Argentine sociedad anonima.

         The primary responsibilities of the Supervisory Committee are to monitor the management's compliance with Argentine Companies Law, the By-Laws, its regulations, if any, and the shareholders' resolutions, and to perform other functions such as: (i) to attend meetings of the board of directors and shareholders, (ii) to call extraordinary shareholders' meetings when deemed necessary and ordinary shareholders' meetings when not called by the Board of Directors and (iii) to investigate written complaints of shareholders. In performing these functions, the Supervisory Committee does not control the operations of the Bank or assess the merits of the decisions made by the Directors.

         The following table shows the composition of the Supervisory Committee of Banco Rio designated at the shareholders' meeting held on May 29, 2002:/(1)/

                                                Year of        Expiration of
Name                          Position        Appointment          Term
--------------------------    -----------     -------------    --------------
Alberto Bande                 Syndic           5-29-2002         One year
Claudio Gustavo Giaimo        Syndic           5-29-2002         One year
Carlos Oscar Rey              Syndic           5-29-2002         One year
Alberto Adolfo Allemand       Alternate        5-29-2002         One year
Omar Raul Rolotti             Alternate        5-29-2002         One year
Ruben Roberto Ruival          Alternate        5-29-2002         One year

_____________________
(1) On April 27, 2001, the shareholders' meeting of Banco Rio appointed the Supervisory Commitee composed by Syndics: Carlos Alberto Gindre, Ernesto Juan Cassani and Oscar Miguel Castro. Alternate Syndics: Ernesto Mario San Gil, Andrea Nora Rey and Mario Alberto Bittar.

D.       Employees

         As of December 31, 2001, the Bank had 4,770 employees. The following table shows the distribution of the human resources by main units:

General Manager Unit                                                  5
Corporate and Investment Banking                                     57
Commercial Banking                                                  450
Branch Network                                                    2,889
Private Banking and Asset Management                                 96
Systems and Operations                                              648
Risk Management                                                     214
Treasury                                                             46
Administration and Corporate Control                                153
Internal Audit                                                       54
Corporate Communications                                              7
Strategic Planning and e-Business                                    26
Human Resources                                                      37
Legal Affairs                                                        33

Other staff                                                      55
                                                         ----------
Total employees                                               4,770

         Only 212 (4%) of the Bank's employees are represented by the national bank union in which membership is optional. The union negotiates a collective agreement to establish minimum wages and general labor conditions for all of its members. In recent years, the Bank has not experienced any conflict with the union and considers relations with its employees to be good.

         Training and development of personnel have always played an important role in the Bank's human resources policy. The Bank has focused particularly on the development and training of its management personnel in order to increase the quality of its operations. In fiscal year 2001, multiple programs have been continued for the training of employees, carrying out a decentralization and regionalization process. In this way, a large part of the need for training is covered in local meetings that foster opportunities to introduce and integrate colleagues located in the same geographical area. As to position coverage, the use of the search and internal resource selection system was taken to its maximum possibility of promotion and development for our team, and all demands were covered with internal resources. The future project for trainees and interns was consolidated as well, which is especially interesting and highly demanded by young university students. The project, based on a successful interaction with universities, allows students to access a different training and labor experience that will give them the possibility - in the case of trainees - of a subsequent incorporation as junior professionals.

         E. Share ownership

         No officer or director of Banco Rio owns any Common Stock issued by Banco Rio or options granted to acquire Banco Rio shares.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A. Major Shareholders

         The following tables set forth certain information concerning the beneficial ownership of the capital stock of Banco Rio by each person known to Banco Rio to own more than 5.00% of the outstanding capital stock of Banco Rio as of June 24, 2002, following the exercise in January 2002 of the options to purchase additional shares held by Merrill Lynch International:

                                   Class A Shares    Class B Shares
        Shareholder                 (5 votes per       (1 vote per                      %           %
                                       share)            share)          Total       Capital      Votes
                                   --------------    --------------   -----------    --------    -------
Administracion de Bancos
Latinoamericanos Santander S.L.     105,180,556       109,474,024     214,654,580      61.91%     69.26%
Banco Santander Central Hispano               -        88,830,009      88,830,009      25.62%      9.68%
BRS Investments S.A.                 36,730,452         2,539,000      39,269,452      11.33%     20.30%
Others                                  754,406         3,233,218       3,987,624       1.15%      0.76%
                                    -----------       -----------     -----------     ------     ------
Total                               142,665,414       204,076,251     346,741,665     100.00%    100.00%
                                    ===========       ===========     ===========     ======     ======

         The SCH Bank holds, directly and indirectly through other subsidiaries of the SCH Group, the 98.86% of the capital and the 99.24% of the votes.

Grupo Santander

         The Controlling Shareholder is a wholly owned subsidiary of Banco Santander Central Hispano. Grupo Santander Central Hispano is engaged principally in financial operations in Spain and other countries worldwide and provides a comprehensive range of banking, financial and related services to corporate and individual clients in 40 countries. Banco Santander was established in 1857 and headquartered in Spain, with consolidated assets of Euros 358.1 billion at December 31, 2001. At December 31, 2001, Grupo Santander had stockholders' equity of Euros 19.1 billion.

         Banco Santander Central Hispano is the largest company in Grupo Santander. The capital stock of Banco Santander is listed on the Madrid, London, Tokyo, Frankfurt, Zurich and Geneva stock exchanges and, in the form of American Depositary Shares, on the NYSE under the symbol "STD."

         On April 17, 1999, Banco Santander S.A. of Spain merged with Banco Central Hispanoamericano S.A. BCH in a transaction in which the surviving corporate entity upon consummation of the merger was Banco Santander Central Hispano S.A. The term "Banco Santander" in this Annual Report means Banco Santander S.A. of Spain if it refers to the period of time prior to the merger with BCH, and Banco Santander Central Hispano S.A. if it refers to the period of time thereafter.

         Investment banking activities are conducted principally through Santander Investment, which was organized to hold the various Grupo Santander companies involved in investment and merchant banking activities, including Santander Investment Securities, Inc. in New York. In addition, Santander Investment engages in corporate finance, securities underwriting, structured finance, securities trading and brokerage services, mergers and acquisitions advisory services, and project finance.

         Grupo Santander Central Hispano centralizes certain services, such as auditing, accounting and risk management, which are managed on a Grupo Santander Central Hispano-wide basis. SCH's management monitors credit and market risk exposures and establishes limits accordingly for all of SCH Group. Except as set forth above, Santander Investment manages its own activities, as well as those of its subsidiaries, separately from the rest of Grupo Santander.

         Pursuant to the Management Agreement (as defined herein), Banco Santander will provide management and advisory services to Banco Rio until June 30, 2007. See "--Related Party Transactions--Management Agreement." Banco Santander Central Hispano's legal domicile in Argentina is Rivadavia 611, 11th floor, Buenos Aires, Argentina.

BRS Investments

         BRS Investments was a holding company wholly owned by the Perez Companc Family. On July 25, 1998, Sudacia transferred all of its 36,730,452 Class A Shares and its 2,539,000 Class B Shares of Banco Rio to BRS Investments. BRS Investments is a successor in interest to the rights and obligations of Sudacia under the Registration Rights Agreement and the Shareholders Agreement (as defined below) and the option granted to Banco Santander. On December 18, 2000 the Perez Companc Family transferred to Merrill Lynch International, London, all the shares of BRS Investment. Since January 22, 2002, BRS Investments is a wholly owned subsidiary of SCH Group.

Merrill Lynch International

         Merrill Lynch International, London ("MLI") is a wholly owned subsidiary of Merrill Lynch & Co., Inc., a holding company that, through its subsidiaries and affiliates, provides investment, financing, advisory, insurance and related products and services on a global basis. On December 18, 2000, MLI purchased 24,999,998 Class B Shares of Banco Rio from Foundation Perez Companc. MLI is a successor in interest to the rights and obligations of Foundation Perez Companc under the option granted to Banco Santander. On January 18, 2002, MLI transferred all its shares of Banco Rio to Administracion de Bancos Latinoamericanos Santander S.L., who is a wholly owned subsidiary of SCH Group.

Shareholders Agreement

         The Controlling Shareholder and BRS Investments (as successor to Sudacia) were party to a shareholders agreement (the "Shareholders Agreement") entered into for purposes of governing certain matters relating to their participation in Banco Rio. The Shareholders Agreement, together with the Acquisition Agreements, provides that, so long as BRS Investments and/or the Perez Companc Family (or any of their respective successors, controlling or controlled entities, or entities under common control) own at least 10.00% of the outstanding Common Stock, (i) the Controlling Shareholder will vote its Common Stock to elect a number of nominees of BRS Investments to Banco

Rio's Board of Directors equal to BRS Investments' proportionate voting power, but not less than two directors, (ii) the Controlling Shareholder will vote to elect one nominee of BRS Investments to the Supervisory Committee, and (iii) the Controlling Shareholder will vote in favor of an annual cash dividend of at least 30.00% of Banco Rio's net income for the applicable fiscal year or the maximum amount legally permitted, if lower than 30.00%.

         When the Perez Companc Family sold all their shares of BRS Investment to MLI, the Shareholders Agreement was terminated.

Registration Rights Agreement

         Each of BRS Investments (as successor to Sudacia) and Foundation Perez Companc is a party to a registration rights agreement (the "Registration Rights Agreement") with Banco Rio and Banco Santander pursuant to which BRS Investments and Foundation Perez Companc have certain registration rights. For as long as either BRS Investments or Foundation Perez Companc owns shares of Common Stock, each will have the right to request, on up to five separate occasions, that Banco Rio register all or a portion of such shares under the Securities Act of 1933, as amended, for public offering in the United States. In addition, each of BRS Investments and the Foundation Perez Companc has the right to participate in any primary or other secondary offering of Common Stock. Under the Registration Rights Agreement, each of BRS Investments and Foundation Perez Companc will pay its proportionate share of underwriting fees and commissions and, in the case of a secondary offering, the other expenses of the offering. When the Perez Companc Family sold its shares of BRS Investments and the Foundation sold its shares of Banco Rio, the Registration Rights Agreement was terminated.

Options

         Sudacia and the Foundation had granted options to the Controlling Shareholder that were exercisable within three years of May 26, 1997 and May 27, 1997, respectively, to purchase up to an additional 30 million Class A Shares from Sudacia and 15 million Class B Shares from the Foundation. On September 30, 1998, these options were canceled and new options were granted to Banco Santander to purchase all, but not less than all, of the Class A Shares and Class B Shares owned by each of BRS Investments (successor in interest to Sudacia) and the Foundation between June 4, 2001 and June 8, 2001. BRS Investments and the Foundation also have the option to sell all their Class A and Class B shares between June 11, 2001 and June 15, 2001. On December 18, 2000 these options were amended and MLI replaced and assumed respectively the Perez Companc Family and Foundation Perez Companc's rights and obligations under the options agreement. Morover, the execution date of the options was postponed until January 15, 2002, when the options were executed.

         B. Related Party Transactions

Management Agreement

         Banco Rio entered into a management agreement (the "Management Agreement") with Banco Santander on August 22, 1997. Pursuant to the Management Agreement, Banco Santander has agreed to provide management and advisory services to Banco Rio until June 30, 2007 and, in exchange, Banco Rio has agreed to pay to Banco Santander an all-inclusive annual fee equal to 10.00% of the Bank's annual net income before income tax. Neither Banco Santander nor any entity controlling, controlled by or under common control with it will charge Banco Rio any fee or price, in addition to the 10.00% annual fee, for any product or service typically rendered under a broad definition of management and advisory services even if such product or service is not specifically listed in the Management Agreement.

         Under the Management Agreement, Banco Santander has agreed to provide the following services, among others, to Banco Rio:

         . to assist and advise in, and supervise, the implementation of changes in policies and procedures in the areas of administration, operations and systems analysis and credit evaluation, decision-making processes and any other areas related to the banking and financial business;

         . recommend and apply marketing strategies for products offered or sold and/or to be offered or sold by Banco Rio, as well as for services rendered or to be rendered by Banco Rio, and with respect to all Banco Rio's current or future markets;

         . to make recommendations related to the development of new products and financial and/or banking services, as well as in connection with the development of new markets;

         . to present and deliver to Banco Rio product and/or service developments aiming to achieve the strategic objectives of Banco Rio, as well as the design of the technological support and administrative services to effect them;

         . to present and propose new clients to Banco Rio, and to advise Banco Rio in its relationship with them;

         . to recommend, develop and apply internal audit policies and procedures in accordance with modern banking practices;

         . to recommend, develop and apply organization plans for the operations, administration, systems and human resources areas of Banco Rio;

         . to recommend, develop and apply policies in the area of human resources, including policies and procedures related to performance evaluation and salaries and benefits administration;

         . to establish systems and procedures for the adequate documentation of transactions entered into by Banco Rio;

         . to recommend and apply policies on procedures and controls of foreign exchange transactions performed by Banco Rio;

         . to recommend and apply improvements in the use of Banco Rio real estate resources and security systems;

         . to recommend and apply a centralized system for the approval and control of expenses;

         . to recommend and apply improvements in the budgeting and planning systems; and

         . to provide training in its offices in Spain, or in any other place chosen by Banco Santander for that purpose, to Banco Rio's employees in the areas of foreign exchange, banking transactions and credit administration, among others.

         Banco Santander will perform the aforementioned services at the request and under the supervision of the Board of Directors of Banco Rio and under an annual plan submitted for approval to the Board of Directors during the first month of each fiscal year. In addition, Banco Santander must submit to the Board of Directors, within 60 days of the end of each fiscal year, a report detailing the management products and services provided by it during such fiscal year. The Management Agreement may be terminated by Banco Santander upon 30 days' notice and by Banco Rio in the event of a material breach or if Banco Santander loses its direct or indirect control of Banco Rio.

Financial and Related Services

         The granting of credit to related persons of the Bank is subject to the regulations of the Central Bank. Such regulations set limits on the amount of credit that may be extended to related persons based on, among other things, a percentage of the Bank's net worth. See "Item 4. Information on the Company--Argentine Banking System and Regulation--Liquidity and Solvency Requirements--Concentration of Risk," the Bank's extensions of credit to companies belonging to the Santander Group and its directors and officers at December 31, 2001 amounted to Ps.216.5 million, representing approximately 3.25% of loans (net of allowances) granted by the Bank.

         C. Interests of Experts and Counsel

         Not applicable.

Item 8.  FINANCIAL INFORMATION

         A. Consolidated Statements and Other Financial Information

         See "Item 18. Financial Statements."

Legal Proceedings

         The Bank is involved in normal collection proceedings initiated by the Bank and other legal proceedings in the ordinary course of business. The Bank is not involved in any litigation or other legal proceedings that, if determined adversely to the Bank, would individually or in the aggregate have a material adverse effect on the Bank or its operations, except for the legal claims filed by depositors against deposits reprogramming and de-dollarization provided for by the Argentine Government with about 7,800 filings. As a result of such actions, courts have issued resolutions (many of which have not been met because the Banks filed the applicable appeals) obliging the Bank to provide amounts from such deposits totaling Ps.112 million and USD 108.7 million. Such amounts are related to the actions for which courts have ruled in favor either totally, partially or precautionary (most cases); increase in the number of actions with favorable rulings is possible with the subsequent impact it would entail. In addition, the Bank does not rule out the possibility of new suits being filed. Notwithstanding the fact that on February 1, 2002, the Argentine Supreme Court ruled that certain measures adopted by the Government to prevent fund withdrawals were unconstitutional, the Government continued to issue regulations aimed at decreasing the depletion of money from banks. For this measure to be effective they need to be ratified by the Argentine Supreme Court. This has not happened yet and it is impossible to determine whether it will do so.

Dividend Policy

         Historically, Banco Rio has paid dividends on its Common Stock (all its ordinary Class A and Class B shares) depending on its results and strategic plans. Pursuant to the Shareholders Agreement, the Controlling Shareholder had agreed, for as long as Sudacia and/or the Perez Companc Family (or any of their respective successors, controlling or controlled entities or entities under common control) continued to own at least 10.00% of the Common Stock, to vote its shares of Common Stock at the ordinary shareholders' meetings of Banco Rio to cause Banco Rio to declare and pay, to the extent it was legally possible, an annual cash dividend of at least 30.00% of the net income for the applicable fiscal year, or the maximum amount permitted under applicable law if such amount was lower than the above percentage. When the Perez Companc Family sold all their shares of BRS Investment to MLI on December 18, 2000, the Shareholders' Agreement was terminated, for dividend purposes, effective after Banco Rio's fiscal year ended December 31, 2000. Under Argentine law, declaration and payment of annual dividends, to the extent funds are legally available therefore, is determined by the holders of Common Stock, generally but not necessarily on the recommendation of the Board of Directors. Any modification of Banco Rio's dividend policy will depend on various factors, including the level of Banco Rio's retained earnings, results of operations, cash flow requirements (including projected capital expenditures) and other factors considered relevant by the holders of Common Stock.

         Dividends may be lawfully declared and paid only out of Banco Rio's retained earnings stated in its annual financial statements according to Argentine Banking GAAP and approved by a shareholders' meeting as described below. Under the FIL, financial institutions, such as Banco Rio, are only permitted to pay dividends in respect of net earnings arising from yearly financial statements approved by their shareholders.

         The Board of Directors submits the financial statements of Banco Rio for the preceding fiscal year, together with reports thereon by the Supervisory Committee, at the annual ordinary shareholders' meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of Banco Rio's net income for such year. According to the FIL and Central Bank regulations, Banco Rio is required to allocate 20.00% of its net yearly income (as adjusted to reflect changes in prior years' results) to a legal reserve. At December 31, 2000, Banco Rio's legal reserve totaled approximately Ps.293.6 million, and its unappropriated retained earnings were Ps.271.5 million. At a shareholders' meeting held on April 27, 2001, the shareholders of Banco Rio approved: (i) the annual financial statements of Banco Rio at December 31, 2000, (ii) decided to allocate Ps.41.5 million to legal the reserve and Ps.103.8 million to retained earnings and to distribute Ps.62.3 million as a cash dividend in respect of such fiscal year net income and (iii) authorized the Board of Directors to distribute a cash dividend against retained earnings. The legal reserve is not available for distribution to shareholders. Under Argentine law and the By-Laws, after the allocation to the legal reserve has been made, an amount will be segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee and, if any preferred stock were outstanding, an amount would be segregated to pay any dividends thereon. The remainder of net earnings for the year, as well as retained earnings from prior years, may be distributed as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or any combination thereof, all as determined by the shareholders' meeting. In accordance with the resolution passed by the Shareholders' meeting held on April 27, 2001, the Bank paid dividends amounting to Ps.167.7 on June 28, 2001 against retained earnings. The Board of Directors' meeting held on November 16, 2001 approved the distribution of the irrevocable contribution of Ps. 38 million received on July 31, 1996, resulting from the merger of Banco Santander S.A. with and into Banco Rio that was consummated on October 29, 1998 and, at such time, became retroactively effective as of January 1, 1998 under Argentine GAAP. All shareholders share the restitution according to their holdings.

         At a Shareholders' meeting held on May 29, 2002, the Shareholders of Banco Rio: (i) approved the annual financial statements of Banco Rio at December 31, 2001, and decided to allocate the amount of Ps. 10.2 million corresponding to a total losses of the fiscal year in the retained earnings account; (ii) accordingly to legal restrictions decided do not distribute cash dividend in respect of such fiscal year; and (iii) ratified the Board of Directors' decision adopted on November 16, 2001, in respect of the distribution of the irrevocable contribution of Ps. 30 million received on July 31, 1996. All shareholders share the restitution according to pro-rata basis.

         Under applicable CNV regulations, unless otherwise provided in the By-Laws, cash dividends must be paid to shareholders within 30 days of the shareholders' meeting approving the dividend. In the case of stock dividends, shares are required to be delivered within three months of the Bank's receiving notice of the authorization of the CNV for the public offering of the shares arising from such dividend. In accordance with the current exchange controls regulations, transfers of funds abroad to effect payment of dividends require the prior authorization of the Argentine Central Bank.

         B. Significant Changes

         None.

Item 9.  OFFER AND LISTING DETAILS

         A. Offer and Listing Details

         The principal non-United States market for the Company's Class B Shares is on the Buenos Aires Stock Exchange. In the United States, the Class B Stock were traded in the form of ADSs, from October 9, 1997 to December 14, 2001, which were evidenced by ADRs issued by The Bank of New York, as Depositary (the "Depositary"), each were represented for two Class B Shares. The ADSs were listed on the NYSE under the symbol "BRS." The Shareholders' meeting of the Bank of April 27, 2001, agreed, to delist from the New York Stock Exchange the ADRs because of the low number of holders and volume traded. On November 1, 2001, the Bank announced that its ADRs would be delisted from the New York Stock Exchange. On December 14, 2001, the Bank's ADRs were suspended and delisted from the New York Stock Exchange, as instructed by the Securities and Exchange Commission.

         Prior to October 9, 1997, there was no public market for the Common Stock, including the Class B Shares or ADSs, in Argentina, the United States or elsewhere.

         The table below sets forth, for the periods indicated, the high and low sales prices for the Class B Shares and the ADRs, as reported on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively.

                                                    Price per                Price per
                                                   Common Share                 ADR
                                             -----------------------   -----------------------
                                                High         Low         High          Low
                                             ---------     ---------   ---------     ---------
                                                    (in pesos)           (in U.S. dollars)
Full Year
1997                                           Ps.8.30     Ps.5.10        16-5/8        10-1/2
1998                                              7.11        2.60        14-3/8        5-5/16
1999                                              7.00        3.95       13-9/16         7-7/8
2000                                              7.50        3.60       15-3/16             7
2001/(1)/                                         2.75        1.70
Quarterly
2001
First Quarter                                     7.50        4.30            15         8.125
Second Quarter                                    6.50        4.15          13.9             9
Third Quarter                                     4.10        3.20             9          6.08
Fourth Quarter/(1)/                               2.75        1.70          5.92          3.95
2002
First Quarter                                     2.10        1.75             -             -
Second Quarter (Through May 13, 2002)             1.60        1.45             -             -
Monthly
November 2001                                     1.90        1.70             -             -
December 2001                                        -           -             -             -
January 2002                                      2.10        1.75             -             -
February 2002                                     1.90        1.90             -             -
March 2002                                           -           -             -             -
April 2002                                        1.60        1.60             -             -
May 2002                                          1.50        1.45             -             -

__________________________
(1) On November 1, 2001, the Bank announced that its ADRs would be delisted from the New York Stock Exchange. On December 14, 2001,the Bank's ADRs were suspended and delisted from the New York Stock Exchange, as instructed by the Securities and Exchange Commission.


Volume information:


                           Common Share                  ADR's
                           ------------                  -----
                          (Buenos Aires)               (New York)

January 2001                  424,725                   452,200
February 2001                 193,738                   433,400
March 2001                    265,517                   203,900
April 2001                      4,946                    28,100
May 2001                       30,562                     9,100
June 2001                      51,316                    45,300
July 2001                       5,773                    21,600
August 2001                    13,000                    18,000
September 2001                 51,518                    39,700
October 2001                  106,050                    57,800
November 2001                 113,998                         -
December 2001                       -                         -

January 2002              15,332                 -
February 2002              6,788                 -
March 2002                     -                 -
April 2002                 4,100                 -
May 2002                  16,386                 -

         Because Banco Rio has a reporting obligation with respect to its 8.75% Class IV Negotiable Obligations (the "Negotiable Obligations") under Section 15(d) of the Securities Exchange Act of 1934, as amended, this item is inapplicable with respect to the Negotiable Obligations.

         B. Plan of Distribution

         Not applicable.

         C. Markets

Argentine Securities Markets

         There are 13 exchanges in Argentina, seven of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, La Plata, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2001 was approximately US$34.87 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2001, the market capitalization of shares of the 113 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately US$192.5 billion, from US$165.8 billion on December 31, 2000. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores ("stock market") affiliated with such exchange.

         Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electronico S.A. (the "MAE" or the "OTC Market"), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the "Buenos Aires Stock Market") and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine Government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

         The CNV has passed a set of resolutions establishing a system of self-regulatory entities, under which each exchange and the MAE are responsible for developing and implementing regulations establishing conditions for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith, subject to the approval and oversight of the CNV.

The Buenos Aires Stock Market

         The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 125 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 2:00 p.m. to 6:00 p.m. each business day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through SINAC. SINAC is an electronic trading system that operates debt securities and equity securities from 11:00 a.m. to 6:00 p.m. each business day of the year. In order to control price volatility in the Buenos Aires Stock Exchange, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 30 minutes when changes in the price of such issuer's shares rise or fall more than 10% of the preceding day's closing share price. If the price of such issuer's shares increases or falls an additional 5% in the same day, for a total of 15% above or below the preceding day's closing share price, the Buenos Aires Stock Exchange suspends trading in such shares for the remainder of the day. Trading for such shares resumes the next trading day.

         Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent an important share of trading activity, consist of a limited number of mutual funds. The Argentine Congress passed amendments to the social security laws which took effect July 1, 1994. These amendments have partially privatized the Argentine Government social security system and are expected to increase substantially the assets of Argentine institutional pension funds and also to increase the volume of trading on the Buenos Aires Stock Exchange.

         Certain information regarding the Argentine securities market is set forth in the table below:

                                                1997        1998        1999         2000        2001
                                              -------     -------     --------     --------    --------
Market capitalization (in billions)(a) .....  US$55.6     US$45.2     US$ 83.9     US$165.8    US$192.5
Volume (in billions)(b)(c) .................  US$20.0     US$ 8.9     US$201.1     US$90.42    US$34.87
Number of listed companies(a) ..............      132         129          114          121         113

________________
Notes:

a)  End of period figures for shares traded on the Buenos Aires Stock Exchange.
b)  For the year ended December 31.
c) Including trading of equity and corporate debt securities on both the Buenos Aires Stock Exchange and the MAE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

         Market Regulation

         The CNV oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of private securities and supervising intermediaries, public companies and mutual funds. AFJPs and insurance companies are regulated by separate government agencies while financial institutions are regulated mainly by the Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities; and by Decree 677/01, which regulates transparency in the tender offer.

         In compliance with the provisions of Law No.20,643, most debt and equity securities traded on the exchanges and on the Argentine OTC Market must, unless otherwise instructed by the shareholders, be deposited by the shareholders through over-the-counter dealers in Caja de Valores S.A. ("Caja de Valores"), which is a corporation owned by the Buenos Aires Stock Exchange, the Buenos Aires Stock Market and certain provincial exchanges. Caja de Valores acts as a clearing house for securities trading, provides central depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system.

         There is a relatively low level of regulation of the market for Argentine securities and investors' activities, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities markets, including the issuance of regulations prohibiting insider trading and requiring insiders to report their ownership of securities with associated penalties for non-compliance.

         In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Buenos Aires Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various other periodic reports with the CNV and the Buenos Aires Stock Exchange.

         The Executive Power enacted Decree No. 677/01 which sets forth new rules on transparency for public offerings and introduces several material changes to Argentine corporate and securities laws and regulations.

         The main features of the new rules on transparency are as follows: the shareholders of publicly held companies shall appoint independent public accountants in accordance with the guidelines to be enacted by the CNV; the companies shall establish an Auditing Committee composed of at least 3 directors, the majority of which shall be independent from the Company and its controlling shareholders, in accordance with the criteria to be established by the CNV; the creation of a mandatory tender offers regime applicable to any intent of acquiring the control of a public company; the regulation of exchange offers; the imposition to public companies of the obligation to subject any corporate conflicts to arbitration procedures; and establishing that the burden of proof is reversed in the case of lawsuits based on transactions or agreements entered into with related parties, between others.

         D.  Selling Shareholders

         Not applicable.

         E.  Dilution

         Not applicable.

         F.  Expenses of the Issue

         Not applicable.

Item 10. ADDITIONAL INFORMATION

         A.  Share Capital

         Not applicable.

         B.  Memorandum and Articles of Association

Register

         Banco Rio was incorporated as Sociedad Anonima on June 20, 1908. The aggregate Common Stock of Ps.346,741,665 consists of 142,665,414 Class A Shares and 204,076,251 Class B Shares. The By-Laws were registered in the Registro Publico de Comercio (General Board of Corporations) on May 14, 1968 under number 1,215, page 64, book 66, volume A of Corporations.

         Objects and Purposes

         Article 3 of the By-Laws of the Bank states that its purpose is to carry out banking transactions, either for its own account, or on account of, or in association with, third parties, subject to the applicable laws and regulations. For the achievement of such purpose, the Bank has full legal capacity to assume rights and perform all acts that are not prohibited by the law or by the By-Laws.

         Voting Rights

         Class A Shares generally entitle the holder thereof to five votes and Class B Shares entitle the holder thereof to one vote at any meeting of the shareholders of Banco Rio. In the case of a vote on (i) a fundamental change in Banco Rio's corporate purpose, (ii) a change of Banco Rio's domicile to be outside of Argentina, (iii) dissolution prior to the expiration of Banco Rio's corporate existence, (iv) merger or spin-off in which Banco Rio is not the surviving corporation, and (v) a total or partial recapitalization following a mandatory reduction of capital, holders of Class A Shares will be entitled to one vote. Pursuant to Argentine regulations, once Banco Rio has been authorized to make a public offering of any or all of its capital stock, it generally will not be allowed to issue multiple voting shares.

         The Depositary shall endeavor insofar as practicable to vote or cause to be voted the amount of Class B Shares represented by the ADSs in accordance with the written instructions of the holders thereof. If no instructions are received, the Depositary will deem holders of ADRs to have instructed it not to vote such Class B Shares.

         Conflict of Interest

         Under Argentine law, if a shareholder votes on a business transaction in which the shareholder's interest conflicts with that of Banco Rio's, such shareholder will be liable for damages, but only if the transaction would not have been approved without such shareholder's vote.

         In addition, Argentine law provides that, if a member of Banco Rio's Board of Directors has an interest in a business transaction which conflicts with Banco Rio's interest, such director must inform the Board of Directors and the Supervisory Committee thereof and refrain from participating in the relevant discussion. If such director acts in contravention of such law, he or she will be liable for damages arising therefrom.

         Cumulative Voting

         Under Argentine law, any shareholder is entitled to require application of cumulative voting procedures for the election of up to one-third of the directors to be elected by the shareholders at any shareholders' meeting. If at least one shareholder gives notice to Banco Rio of its decision to exercise cumulative voting rights not later than three business days prior to the date of a meeting, all shareholders are entitled but not required to exercise such rights. The aggregate number of votes corresponding to the shares of a shareholder exercising cumulative voting rights is multiplied by the number of vacancies to be filled in such election, and each such shareholder may allocate such number of votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for a candidate for each vacancy to be filled. The candidates receiving the largest number of votes among all votes cast will be deemed elected to the number of vacancies to be filled, with no more than one-third of the vacancies being filled as a result of cumulative voting. No candidate may be elected to a vacancy by either cumulative or non-cumulative voting without receiving votes equivalent to a majority of the non-cumulative votes cast with respect to such vacancy. In the case of a tie between two or more candidates, Argentine law provides for a tie-breaking procedure.

         Dividends

         The declaration, amount and payment of dividends on the Common Stock are determined by majority vote of the holders of Common Stock and are based generally but not necessarily on the annual recommendation of the Board of Directors.

         Capital Increases and Reductions

         The capital stock of Banco Rio may be increased without limitation by resolution of an ordinary shareholders' meeting. Capital increases do not require an amendment of the By-Laws, but must be notified to the CNV and the Central Bank, published in the Official Gazette of the Republic of Argentina (the "Official Gazette") and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary shareholders' meeting and, unless such reduction is made out of net or retained earnings or available reserves, may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or, in the absence of such payment or collateralization, a judicial order for attachment. Reductions of capital are mandatory when losses have exceeded reserves and more than 50.00% of Banco Rio's adjusted shareholders' contributions.

         Preemptive and Accretion Rights

         Pursuant to the By-Laws and the Argentine Companies Law, in the event of a capital increase and the issuance of shares of Common Stock, each existing holder of shares of Common Stock has a preemptive right to subscribe for additional shares of Common Stock in proportion to the number of shares owned. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. Preemptive rights are exercisable following the last publication of notice of shareholders' opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation for a period of 30 days, provided that such period may be reduced to no less than 10 days if so approved by an extraordinary shareholders' meeting.

         Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights ("accretion rights"), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Argentine Companies Law. Class B Shares not subscribed by the shareholders by virtue of their exercise of preemptive or accretion rights may be offered to third parties.

         Appraisal Rights

         Whenever the shareholders of Banco Rio approve (i) a merger or spin-off in which Banco Rio is not the surviving corporation, unless the acquiror's shares are authorized to be publicly offered or listed on any stock exchange,
(ii) a change in the corporate structure of Banco Rio, (iii) a fundamental change in Banco Rio's corporate purpose, (iv) a change of Banco Rio's domicile to be outside Argentina, (v) a voluntary withdrawal from a public offering, (vi) a delisting or a mandatory cancellation of the public offering authorization or
(vii) a total or partial recapitalization following a mandatory reduction of capital, any shareholder that voted against such action or did not attend the relevant meeting may exercise the right to have its shares cancelled in exchange for the book value of its shares, determined on the basis of the Bank's latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth below. There is, however, doubt as to whether holders of ADSs will be able to exercise appraisal rights with respect to Class B Shares represented by ADSs. Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

         Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where the resolution was to delist Banco Rio's capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.

         Liquidation Rights

         In the event of the liquidation, dissolution or winding-up of Banco Rio, the assets of Banco Rio are (i) to be applied to satisfy its liabilities and (ii) to be proportionally distributed among holders of preferred stock in accordance with the terms of the preferred stock, if any. If any surplus remains, the holders of common stock are entitled to receive and share proportionally in all net assets available for distribution to shareholders, subject to the order of preference established by the By-Laws.

         Redemption and Repurchase

         Banco Rio's shares are subject to redemption in connection with a reduction in capital by majority vote of shareholders at an extraordinary shareholders' meeting. Any shares so redeemed must be canceled by Banco Rio. Banco Rio may repurchase fully paid shares of its common stock with retained earnings or available reserves, upon a determination of the Board of Directors that such repurchase is necessary in order to avoid severe damage to Banco Rio, which determination must be explained to the immediately succeeding ordinary meeting of shareholders. Banco Rio may also repurchase shares of its capital stock held by a bank acquired by or merged with Banco Rio. In either case, Banco Rio is required to resell the shares purchased within one year (which term may be extended by a resolution adopted at a meeting of shareholders) and must give shareholders a preemptive right to purchase such shares. Any shares repurchased by Banco Rio will not be considered in the determination of a quorum or a majority.

         Preferred Stock

         The By-Laws provide that preferred stock may be issued when authorized by the shareholders at an ordinary shareholders' meeting and in accordance with applicable regulations. Such preferred stock may have a fixed cumulative dividend, with or without additional participation in the profits of Banco Rio as resolved by the shareholders' meetings authorizing the issuance. Banco Rio currently has no outstanding preferred stock.

Meetings of Shareholders

         Shareholders' meetings may be ordinary meetings or extraordinary meetings. Banco Rio is required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Article 234 of the Argentine Companies Law: approval of the Bank's financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Supervisory Committee and election and remuneration of directors and members of the Supervisory Committee. Other matters that may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases, the issuance of certain corporate bonds, a sale of, or the establishment of a security interest on, the assets and whether to sign management agreements. Extraordinary shareholders' meetings may be called at any time to consider matters beyond the authority of an ordinary meeting, including amendment of the By-Laws, issuance of debentures or bonds in general, early dissolution, merger, spin-off, reduction of common stock, redemption of shares, transformation from one type of entity to another and limitation of shareholders' preemptive rights. A shareholders' meeting is limited in its actions to the items set forth in the meeting's agenda unless all shares of the outstanding common stock are present at the meeting and resolutions are adopted by a unanimous vote of such shareholders.

         Shareholders' meetings may be called by the Board of Directors whenever required by law or whenever the Board of Directors deems it necessary. Also, the Board of Directors is required to call shareholders' meetings upon the request of shareholders representing an aggregate of at least five percent of the outstanding Common Stock. The members of the Supervisory Committee are authorized to call extraordinary shareholders' meetings at their discretion and ordinary shareholders' meetings when not called by the Board of Directors. If the Board of Directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with Banco Rio a certificate of book-entry shares registered in its name issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to directors, members of the Supervisory Committee or officers or employees of Banco Rio.

         Notices of Meetings

         Notice of shareholders' meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine exchange or securities markets in which Banco Rio's shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, notice for a meeting on second call, which must be held within 30 days of the date for which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The Board of Directors will determine appropriate publications of notice outside Argentina in accordance with the requirements of the jurisdictions in and the exchanges on which Banco Rio's shares are traded. The first and second call notices for ordinary shareholders' meetings may be disseminated simultaneously, in which case, in the absence of a quorum at the first call meeting, if the second call meeting will be held on the same day, it should commence at least one hour later.

         Quorum Requirements

         The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the votes present that are entitled to be exercised on such action. If a quorum is not available, a second meeting may be called at which the shares present, regardless of number, shall constitute a quorum and action may be taken by the holders of an absolute majority of the votes present, regardless of the number of such votes.

         The quorum for extraordinary shareholders' meetings on first call is 60.00% of the shares entitled to vote, and if such quorum is not available, a second meeting may be called at which the shares present, regardless of number, shall constitute a quorum. Action may be taken at extraordinary shareholders' meetings by the affirmative vote of an absolute majority of votes present that are entitled to be exercised on such action, except that the approval of a majority of shares entitled to vote without application of multiple votes, if any, is required in both first and second call meetings for (i) the transfer of Banco Rio's domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in the By-Laws, (iii) the dissolution of Banco Rio prior to 2107, (iv) the total or partial repayment of capital, (v) the merger or spin-off of Banco Rio, if Banco Rio is not the surviving entity or (vi) a change in Banco Rio's corporate structure.

Limitations on Foreign Investment in Argentina

         Under the Argentine FIL, the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments are generally unrestricted. However, foreign investments in certain industries are restricted to a certain percentage. No approval is necessary to purchase Class B shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote Class B shares and there are no restrictions in the By-Laws limiting the rights of non-residents or non-Argentines to hold or vote the Class B shares.

Change of Control

         There are no provisions in the By-Laws which may have the effect of delaying, deferring or preventing a change of control of the Bank and that would only operate with respect to a merger, acquisition or corporate restructuring involving Banco Rio or any of its subsidiaries.

         C.  Material Contracts

         From January 1, 2002 up to the date of this annual report there were not material contracts entered into by the Bank or its subsidiaries, other than contracts entered into the ordinary course of business.

         D.  Exchange Controls

         There have been no foreign currency exchange controls in Argentina from December 1989 to December 3, 2001 while it was effective the Convertibility Law.

         However, since December 3 2001, the majority of transfers of funds abroad to effect payment of indebtedness require the prior authorization of the Argentine Central Bank. On February 8, 2002, the Argentine Central Bank issued Communication "A" 3471 which specified that until June 13, 2002, transfers from Argentina to other countries for the payments of principal on certain indebtedness and the distribution of dividends, require the approval of the Argentine Central Bank. On March 25, 2002, the Argentine Central Bank issued Communication "A" 3537 that established the requirement of such approval for payments of interest for a specified period of time which pursuant to Communication "A" 3584 issued on April 29, 2002, will remain in effect until August 12, 2002.

         E.  Taxation

Argentine Taxes

         General

         The following discussion is a general summary of certain Argentine tax matters that may be relevant to the acquisition, ownership and disposition of ADSs, Class B Shares or the Negotiable Obligations and is for general information only.

         The summary describes the principal tax consequences of the acquisition, ownership and disposition of ADSs, Class B Shares or the Negotiable Obligations, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire ADSs, Class B Shares or the Negotiable Obligations. For purposes of the following summary regarding Argentine tax law, the purchase, sale or disposition of ADSs is treated as a purchase, sale or disposition of Class B Shares.

         The summary is based upon tax laws of Argentina, regulations thereunder, and administrative and judicial interpretations thereof, as in effect on the date of this Annual Report subject to change with possibly retroactive effect. In addition, the summary is based in part on representations of The Bank of New York, depositary for the ADSs, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement for the ADSs or any related document will be performed in accordance with its terms.

Taxation of Dividends on Class B Shares or ADSs

         Dividends in cash, property or capital stock of Banco Rio paid or distributed to holders of Class B Shares or ADSs are currently not subject to Argentine withholding or income tax, only if dividends do not overcome the taxable income or accumulated accountant incomes at the end of the fiscal year.

Income and Withholding Taxes for Negotiable Obligations

         Except as described below, interest payments on the Negotiable Obligations (including original issue discount, if any) will be exempt from Argentine income tax, provided the Negotiable Obligations are issued in accordance with Argentine Law No. 23,576, as amended (the "Negotiable Obligations Law"), and qualify for tax exempt treatment under Article 36 and 36 bis of such law. Under this Article, interest on Negotiable Obligations will be exempt if the following conditions (the Article 36 and 36 bis Conditions) are satisfied:

                  (i) the Negotiable Obligations must be placed through a public offering authorized by the CNV;

                  (ii) the proceeds of the placement must be used by Banco Rio for (a) working capital, (b) investments in tangible assets located in Argentina, (c) refinancing of debts, (d) contributions to the capital of a controlled or related corporation, provided the latter uses the proceeds of such contribution for the purposes specified in this section (ii), or (e) making loans for any of the purposes described in this section (ii); and

                  (iii) Banco Rio must provide evidence to the CNV in the time and manner prescribed by regulations that the proceeds of the placement have been used for the purposes described in section (ii) above.

         If Banco Rio does not comply with the Article 36 and 36 bis Conditions,
Article 38 of the Negotiable Obligations Law provides that Banco Rio shall be responsible for the payment of any withholding taxes on interest received by the holders of Negotiable Obligations. In such event, such holders shall receive the amount of interest provided in the relevant Negotiable Obligation as though no withholding tax had been required.

         Presidential Decree No. 1,076 of June 30, 1992, ratified by Argentine Law No. 24,307 of December 30, 1993 ("Decree No. 1,076"), eliminated the exemption described above with respect to certain Argentine entities. As a result of Decree No. 1,076, interest paid to holders that are subject to the tax adjustment for inflation rules is subject to withholding as prescribed by Argentine tax regulations.

         Payment of interest on the notes whose beneficiaries are local companies (excluding financial entities subject to Law No. 21,526, as amended, such as the Bank), shall be subject to a 35.00% withholding tax, and such withholding shall be considered, for the holders of the notes, a payment on account of Argentine Income Tax. If the issuer is a financial entity subject to Law No. 21,526, the withholding tax will not be applied. If the holders of the notes are foreign beneficiaries or individuals resident in Argentina, the payment of interest on the notes shall not be subject to the income tax withholding.

Taxation of Capital Gains

         Capital gains derived from the sale, exchange or other disposition of ADSs or Class B Shares by individuals resident and non-resident in Argentina, estates located in Argentina and abroad, and foreign entities not having a permanent establishment in Argentina are not subject to withholding or income tax.

         Capital gains derived by Argentine taxpayers that are encompassed by Title VI of the Income Tax Law (in general, legal entities and certain individuals compelled to adjust financial statements for inflation) from the sale, exchange or other disposition of ADSs or Class B Shares will be subject to income tax.

         Resident and nonresident individuals and foreign entities not having a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other disposition of Negotiable Obligations if the Article 36 Conditions have been satisfied. As a result of Decree No. 1,076, those taxpayers subject to the tax adjustment for inflation rules of the Argentine income tax law are subject to taxes on capital gains on the sale or other disposition of Negotiable Obligations as prescribed by Argentine tax regulations.

Value Added Tax

         Neither the sale, exchange or other disposition of ADSs or Class B Shares nor the payment of dividends thereunder is subject to Argentine value added tax (the "Value Added Tax").

         All transactions and financial operations related to the issuance, placement, purchase, transfer, payment of principal of and/or interest on or redemption of Negotiable Obligations are exempt from Value Added Tax if the
Article 36 Conditions are satisfied.

Tax on Personal Property

         In accordance with Law No. 23,966, as amended, and Decree Nos. 127/96 and 812/96 (the "Decrees") and Resolutions No. 4172/96 and 4203/96 of the Tax Bureau, individuals and estates domiciled or located in Argentina or abroad (in such latter case only with respect to assets located in Argentina, including the Class B Shares, the ADSs and the Negotiable Obligations) are subject to a tax on personal assets (the "Personal Assets Tax") on assets held at December 31 of each year at a rate of 0.50% if the taxable assets amount to Ps.200,000 and 0.75% on assets over the amount described, with a non-taxable amount, in the case of individuals and estates domiciled or located in Argentina, of Ps.102,300. The Personal Assets Tax is based on the year-end value of the property which, in the case of listed securities, is the market value of the securities or, in the case of unlisted securities, its acquisition cost plus accrued and unpaid interest on such date. Although Class B Shares and ADSs that are held by individuals and estates domiciled or located outside of Argentina technically would be subject to the Personal Assets Tax, the current legislation contemplates no method or procedure for the collection of the Personal Assets Tax in respect of the Class B Shares or ADSs that are held by such individuals or estates.

         Corporations, partnerships, establishments, trusts and other legal entities ("Legal Entities") domiciled or located in Argentina are not subject to the Personal Assets Tax.

         Class B Shares or ADSs

         Legal Entities domiciled outside of Argentina ("Foreign Legal Entities") will not be subject to the Personal Assets Tax unless, under a presumption established by Law No. 23,966 and Decree No. 127/96, the Foreign Legal Entity is deemed to be an individual or estate domiciled in Argentina for purposes of the Personal Assets Tax. In accordance with the Decrees, such presumption will apply to any Foreign Legal Entity the capital stock of which is represented by securities not considered to be registered securities under the laws of its country of incorporation (i) the activities or corporate purposes of which are to invest outside its place of incorporation and/or (ii) that is expressly prohibited from carrying out certain transactions and/or investments in such jurisdiction either pursuant to its by-laws or applicable law (an "Offshore Taxable Entity").

         Pursuant to Decree No. 812/96, the Personal Assets Tax will not apply to Offshore Taxable Entities with respect to their holdings of securities, such as the Class B Shares or ADSs, to the extent such securities (i) have been authorized for public offering by the CNV and (ii) are tradable on national or foreign exchanges or over the counter markets. The scope of the requirement set forth under (ii) above has not yet been subject to interpretation by the Argentine courts or tax authorities. The ADSs have been approved for listing on the New York Stock Exchange under the symbol "BRS." The CNV has approved the public offerings of the Class B Shares in Argentina, and the Class B Shares have been approved for listing on the Buenos Aires Stock Exchange.

         Decree No. 4203/96 of the Direccion General Impositiva (the "Argentine Tax Authority" or "DGI"), issued on August 1, 1996, requires the issuers of securities authorized for public offering by the CNV, such as the Class B Shares, to provide upon request of the DGI a copy of the certificate or resolution of the CNV authorizing the public offering of such securities together with evidence of the effectiveness of such certificate or resolution at December 31 of the year in which the tax liability would have otherwise accrued.

         If at any time (i) Banco Rio fails to provide the evidence described above to the DGI, or (ii) the Class B Shares or ADSs fail to meet the requirements for exemption from the Personal Assets Tax with respect to Legal Entities, or (iii) Decree No. 812/96 is derogated, or otherwise superseded, then Class B Shares or ADSs directly owned ("titularidad directa") at December 31 of each year by an Offshore Taxable Entity will be subject to the Personal Assets Tax at a rate of 1.00% of their market value at year end. In such case, direct owners ("titulares directos") of Class B Shares or ADSs will be required to certify to Banco Rio that they are not Offshore Taxable Entities in the time and manner currently set forth under Decree No. 4172/96 of the DGI. In the absence of appropriate certification, Banco Rio will be required to pay the Personal Assets Tax on behalf of the direct owner ("titular directo") of the affected Class B Shares or ADSs and, in such case, Banco Rio will be entitled to recover the amounts so paid by any means, including by way of withholding or foreclosing on the assets that gave rise to such payment.

         Negotiable Obligations

         The Decrees make clear that, although Negotiable Obligations held by individuals or undivided estates domiciled outside Argentina technically would be subject to personal property tax, such tax will not be collected with respect to Negotiable Obligations that are held by such individuals or undivided estates.

         Pursuant to the Decrees, Foreign Legal Entities that are deemed to be direct owners of Negotiable Obligations that are not tradable in local or foreign exchanges or markets ("Taxable Notes") will be subject to personal property tax if they are presumed to be holding Taxable Notes on behalf of an Argentine individual or estate. Such presumption, which does not allow any proof to the contrary, applies to any Foreign Legal Entity that (a) is located in a country in which a regime for registration of private securities is not applied and (b) is an Offshore Taxable Entity. In any case, such presumption would not apply to any Foreign Legal Entity that is (a) an insurance company, (b) an open-end mutual fund, (c) a pension fund or (d) a bank or financial entity whose headquarters are incorporated or domiciled in a country that has adopted the banking supervisory standards established by the Basel Convention (an "Exempt Offshore Entity").

         Notwithstanding the requirement indicated in (a) above, pursuant to Resolution No. 4172/96 (the "Resolution") adopted on June 6, 1996 by the DGI, a Foreign Legal Entity constitutes an Offshore Taxable Entity if its capital stock is not evidenced by securities that qualify as "registered securities" under the laws of its jurisdiction, even if equity securities in such company's jurisdiction are generally held in registered form, such as in the United States. On the other hand, if the capital stock of a Foreign Legal Entity is evidenced by securities that qualify as registered securities under the laws of its jurisdiction of incorporation, such Foreign Legal Entity would not be presumed to be holding securities on behalf of an Argentine individual or estate even it would otherwise qualify as an Offshore Taxable Entity.

         If under this presumption a Foreign Legal Entity that directly owns Taxable Notes is deemed to be holding such Negotiable Obligations on behalf of an Argentine individual or estate and, therefore, is subject to the personal property tax, its eligible Taxable Notes will be taxed at the rate of 1.00% of the acquisition cost plus accrued interest in such Taxable Notes and such tax will be levied on any individual or Legal Entity that is domiciled in Argentina and has joint ownership, possession, use, authority over disposition, custody, management or guardianship of the securities as a substitute taxpayer for such Foreign Legal Entity. Notwithstanding the above, the rules and regulations promulgated under the personal property law established that the issuing entities will be substitute taxpayers for such Foreign Legal Entities.

         Pursuant to Decree 812/96, the above-mentioned presumption is not applicable to debt securities that have been authorized by the CNV to be offered publicly and that are listed on an Argentine or foreign stock exchange.

         In those instances not referred to in the previous paragraph, the presumption only applies to corporations or businesses domiciled or doing business outside of Argentina whose principal activity or purpose is to make investments outside of their country of organization and/or make investments expressly required by law or by such entities' charter documents.

         Financial institutions that have issued debt securities approved for public offer by the CNV must present a copy of the CNV resolution approving such issuance and evidence of compliance with such resolution by December 31st of each year. Failure to present such evidence will result in the issuing entity's being liable for the personal property tax.

         Pursuant to the Decrees, the Bank will be required to obtain from each Foreign Legal Entity holding Taxable Notes a certification as to whether such entity is subject to the presumption described above. If the Bank fails to obtain the required certification, the Bank would be held liable for the personal property tax that would be imposed on that Foreign Legal Entity if it were subject to the presumption described above. In such a case, the Bank would, as a matter of Argentine law, be entitled to seek reimbursement from the direct owner of the Negotiable Obligations of any such amounts paid (whether by deduction from payment of principal or interest on the Negotiable Obligations or otherwise).

         Foreign Legal Entities that are not Offshore Taxable Entities and that hold Taxable Notes must submit to the Bank a copy of their by-laws or similar document. In addition, Exempt Offshore Entities that constitute financial institutions must provide the Bank a certification from the relevant central bank or similar agency or, if not available, from a firm or individual duly authorized to issue such certification, of the fact that such financial institutions are subject to the Basle Convention supervisory standards. In the case of Foreign Legal Entities that qualify as Offshore Taxable Entities, such entities are required, in order to prove that they are not holding Taxable Notes on behalf of an Argentine individual or estate and therefore not subject to the personal property tax, to submit to the Bank a certification issued by any relevant authority of the jurisdiction of such Foreign Legal Entities' incorporation of the fact that the capital stock of such Foreign Legal Entities is evidenced by equity securities that qualify as "registered securities" under the laws of such jurisdiction. Such certification should be issued by a firm or individual duly authorized to issue such certification.

         Tax on Interest Paid and the Financial Cost of Business Indebtedness

         A recent tax law, promulgated on December 30, 1998, created a new tax of 15.00% on the amount of the interest paid on certain types of indebtedness (the "New Tax"), including interest on Negotiable Obligations. The New Tax, which is not a withholding tax, is a tax on the issuer (excluding financial entities governed by Law No. 21,526, as amended, such as the Bank) and is payable when interest on indebtedness or Negotiable Obligations is paid or capitalized, and shall be deductible as a business expense by the issuer for purposes of its own income tax. In the case of Negotiable Obligations that do not pay interest and are issued at a discount, the New Tax is payable on the amount of the discount from the face value of the notes when the proceeds from the placement are delivered to the issuer.

Court Taxes for Negotiable Obligations

         In the event that it becomes necessary to institute enforcement proceedings in relation to Negotiable Obligations in Argentina, a court tax (currently at a rate of 3.00%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Other Argentine Taxes

         No Argentine stamp taxes shall be payable by holders of Negotiable Obligations under Article 35 of the Negotiable Obligations Law. No Argentine transfer taxes are applicable on the sale or transfer thereof. Article 38 of the Negotiable Obligations Law provides that if the Bank does not comply with the
Article 36 Conditions, the Bank shall be responsible for the payment of any resulting taxes that would otherwise be payable by the holders of Negotiable Obligations.

         Argentina imposes neither an estate tax nor a gift tax on a decedent, donor, legatee or donee. There are no Argentine stamp, issue, registration or similar taxes or duties payable solely as a result of holding Class B Shares or ADSs. The sale, exchange, disposition or transfer of Class B Shares or ADSs is not subject to a transfer tax. No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in Class B Shares or ADSs.

         This Memorandum describes the recent amendments to the Personal Assets Tax Law ("PATL") introduced by Law 25,585 that will enter into force on May 24, 2002.

         The amendments change three main issues:

         1.  Elimination of the standard deduction and new tax rate

             1. Previously, individuals resident in Argentina enjoyed a standard deduction of A$102,300, and paid a 0.5% tax on the excess over A$102,300 if the value of the assets subject to the PATL was lower than A$302,300, or a 0.75% tax on the excess of $102,300 if the value exceeded $302,300.

             2. Under the PATL as amended, all shares and other types of equity in business entities incorporated under Argentine law (corporations, LLCs, LLPs, LPs, etc.) owned by individuals resident in Argentina are excluded from the general tax basis and subject to a special 0.5% tax on their value, which is equivalent to a withholding, because it does not allow for a standard deduction. The existing rates and standard deduction remain in force for all other types of assets.

         2.  Valuation

             3.  Previously:

         a) Shares that were publicly traded were taxed on their fair market value as of the last day of the relevant fiscal year.

         b) Shares that were not publicly traded and other types of equity were taxed at their cost of acquisition.

             4. Under the PATL, as amended, shares and other types of equity are valued on the basis of the percentage they represent in respect of the net equity of the company, according to the balance sheet of the company at December 31st of the relevant fiscal year.

         3.  New taxpayers

         Previously, only individuals resident in Argentina and legal entities incorporated abroad which issued non-registered shares and benefited from an offshore regime were subject to the Personal Assets Tax on their holdings of shares issued by Argentine companies or other types of equity in entities incorporated in Argentina. It was uncertain whether individuals resident abroad were subject to Personal Assets Tax on their shares or equity holdings in Argentine business entities.

         Under the PATL, as amended, individuals resident in Argentina or abroad, and all types of legal entities incorporated abroad owning shares or other types of equity in business entities incorporated under Argentine law, will be subject to a 0.50% Personal Assets Tax on their holdings. The regulations may carve out some exception, as they have done in relation with the previous law (eg., shares publicly traded in a stock exchange were exempted from the tax), but it is uncertain whether they will do it in connection with the PATL, as amended.

Practical Consequences of the Changes

         The changes to the PATL intend to increase tax revenues.

         The amendment to the PATL has aggravated the situation of non-resident companies that hold stock or other types of equity in business entities incorporated under Argentine law; previously, unless they were incorporated under an offshore regime with non-registered shares, they were exempt from Personal Assets Tax on their holdings of shares or other types of equity in all Argentine legal entities. Under the PATL as amended, all non Argentine companies will be subject to Personal Assets Tax on their holdings of stock or other types of equity in business entities incorporated in Argentine law. Their tax liability may be nil, however, if the Argentine entity has a negative net equity, as explained below.

         The issuers of the shares or other types of equity subject to taxation are liable for the payment of the tax as a substitute obligor. They may recover such payments from the non-resident person and are authorized to foreclose on the assets in their custody to recover said payments (eg., dividends).

         The individuals and entities that were already subject to Personal Assets Tax before the enactment of this reform and own stock in non publicly traded companies are probably better off; they shifted from an acquisition cost tax basis to one based on the proportionate net equity represented by the relevant shares or equity holdings. Unless the economy recovers, net equity is likely to be lower than the acquisition cost in the current economic context of Argentina. The law does not provide any rule for a negative net equity, but a reasonable interpretation would allow that in such a case there would be no taxable basis in relation to such shares or equity holdings.

Tax Treaties

         Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

         The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of Class B shares, ADSs or Negotiable Obligations. Holders and prospective purchasers of these securities should consult their own tax advisors concerning the tax consequences in their particular situation.

United States Federal Income Taxes

         General

         The following discussion describes the material United States federal income tax considerations relevant to the acquisition, ownership and disposition of Class B Shares or ADSs by U.S. holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated or proposed under the Code, published rulings, and administrative and judicial interpretations of the Code and the Treasury regulations, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement for the ADSs or any related document will be performed in accordance with its terms. This discussion is addressed only to U.S. holders and does not address any United States federal income tax considerations that might be relevant to persons other than U.S. holders. Further, this discussion deals only with U.S. holders that hold Class B Shares or ADSs as capital assets (generally property held for investment) within the meaning of Section 1221 of the Code, and does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect mark-to-market treatment, persons that hold Class B Shares or ADSs as part of a hedge, "straddle," "conversion transaction" or other integrated investment, persons that have a "functional currency" other than the U.S. dollar and U.S. holders that own or are treated as owning 10% or more of the voting power of the Bank's shares.

         The foregoing discussion does not discuss all aspects of United States federal income taxation that may be relevant to a particular investor in light of its particular circumstances and income tax situation. U.S. holders should consult their own tax advisors as to the specific tax consequences of the acquisition, ownership and disposition of Banco Rio's Class B Shares or ADSs, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

         In general, for United States federal income tax purposes, if you hold ADSs, you will be treated as the beneficial owner of the Bank's Class B shares represented by those ADSs. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of the Bank's Class B shares or ADSs and you are, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust if both a court within the United States has primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership or other entity taxable as a partnership holds Class B shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class B shares or ADSs, you should consult your tax advisors.

         Taxation of Banco Rio's Class B Shares or ADSs

         Distributions

         In general, distributions that the Bank makes on its Class B Shares or ADSs will be treated as a dividend to you to the extent of the Bank's current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends generally will be subject to United States federal income taxation as ordinary income and will not be eligible for the dividends received deduction. To the extent, if any, that the amount of a distribution on the Bank's Class B Shares or ADSs exceeds its current and accumulated earnings and profits, such distributions first will reduce your adjusted tax basis in Banco Rio's Class B Shares or ADSs to the extent of that adjusted tax basis, and, to the extent in excess of such tax basis, will be treated as capital gain.

         The amount of dividend income taxable to you will include the amount of Argentine taxes, if any, that Banco Rio withholds (see "Taxation--Argentine Taxes"). Thus, in the event such withholding taxes are imposed, you will be required to report income in an amount greater than the cash you receive in respect of payments on Class B Shares or ADSs. However, you may, subject to various limitations, be eligible to claim the Argentine income tax withheld in connection with any distribution on Class B Shares or ADSs as a credit or deduction for purposes of computing your United States federal income tax liability. Dividends the Bank pays on its Class B Shares or ADSs generally will be treated as foreign source income and generally will constitute "passive" income (or in the case of certain U.S. holders "financial services" income) for foreign tax credit purposes. The rules relating to foreign tax credits and the timing thereof are extremely complex and you should consult with your own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to your particular situation. In addition, the IRS has announced that it is studying the eligibility of U.S. holders of depository shares for foreign tax credits. Accordingly, investors should be aware that the discussion above regarding the creditability of Argentine withholding tax on dividends could be affected by future action that may be taken by the IRS.

         If a dividend is paid in pesos, the amount you must include in gross income will be the U.S. dollar value of the pesos distributed, as determined on the date of receipt by you, or by a nominee, custodian or other agent who receives the payment on your behalf, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will have a tax basis in such pesos for United States federal income tax purposes equal to the U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income or loss from United States sources for foreign tax credit purposes.

         You should be aware that you likely will not be able to claim a foreign tax credit for any Argentine personal property tax (as described in "Taxation-- Argentine Taxes"), but you may be able to deduct such tax in computing your United States federal income tax liability, subject to applicable limitations.

         Sale or Other Taxable Disposition

         Deposits and withdrawals of the Bank's Class B shares by U.S. holders in exchange for the Bank's ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

         Upon a sale or other taxable disposition of a Class B Share or an ADS, you generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by Banco Rio in respect of Argentine taxes imposed on such redemption) and your adjusted tax basis in the Class B Share or ADS. Your adjusted tax basis in a Class B Share or an ADS generally will equal your cost of the Class B Share or ADS. Any gain that you recognize generally will be treated as United States source income for foreign tax credit purposes. Consequently, if a withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Your net capital gains may be taxed at reduced rates if you are an individual and your holding period for the Bank's Class B Shares or ADSs is more than one year. The deduction of capital losses is subject to limitations under the Code.

         Backup Withholding

         The information reporting requirements of the Code generally will apply to distributions to you. Subject to certain exceptions, "backup withholding" (currently at a rate of 30%) may apply to payments of dividends on Banco Rio's Class B Shares or ADSs and to payments of the proceeds of a sale or exchange of Class B Shares or ADSs that are made to a non-corporate U.S. holder if such holder fails to provide a correct taxpayer identification number, to certify that such holder is not subject to backup withholding, or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder's U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

         Passive Foreign Investment Company

         Special United States federal income tax rules apply to United States persons owning shares of a "passive foreign investment company" (a "PFIC"). A foreign corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules for certain subsidiaries, either (i) at least 75% of its gross income for the taxable year is "passive income" or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. For this purpose, active banking income of an active foreign bank generally is not considered to be passive income for purposes of the PFIC rules. Based upon (i) IRS Notice 89-81, (ii) certain proposed Treasury Regulations which are not yet in effect (the "Proposed Regulations") and (iii) the Bank's regulatory status under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and providing charge and credit card services for customers) and the amount of income received from such activities, the Bank does not believe that it is currently a PFIC. However, because PFIC status is a factual determination that is made annually after the end of each taxable year and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

         If the Bank was a PFIC for any taxable year in which you held Class B Shares or ADSs, and unless you made one of certain available elections available to you, you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of the Class B Shares or ADSs and (ii) any "excess distribution" made by Banco Rio to you (generally, any distributions to you in respect of the Class B Shares or ADSs during a single taxable year that, when added together, are more than 125% of the average annual distributions received by you in respect of the Class B Shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the Class B Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over your holding period for the Class B Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior taxable year, with certain exceptions, would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such prior taxable year.

         You should consult with your own tax advisor regarding the application of the PFIC rules to the Bank's Class B Shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should the Bank be considered a PFIC for any taxable year.

         F.  Dividends and Paying Agents

         Not applicable

         G.  Statement of Experts

         Not applicable

         H.  Documents on Display

         We file reports and other information with the Securities and Exchange Commission. You may read and copy any document that Banco Rio file at the Commission's Public Reference Room at 540 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Banco Rio's filngs at the SEC's regional offices 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. In addition, material that the Bank files with the SEC may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

         I.  Subsidiary Information

         Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

         The effectiveness with which Banco Rio is able to manage the balance between risk and reward is a significant factor in the Bank's ability to generate long-term, stable earnings growth. Toward that end, the Bank's senior management places great emphasis on risk management.

         The Bank's relationship with Santander Central Hispano has allowed the Bank to take advantage of SCH's banking policies, procedures and standards, especially with respect to risk management. Such policies and expertise have been successfully used by SCH in the Spanish and other banking markets, and management believes that such policies and expertise will have a beneficial effect upon the Bank's operations.

Market Risks

     Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates and other rates or prices. Banco Rio is exposed to market risk mainly as a result of the following activities:

     . Trading financial instruments, which exposes the Bank to interest rate and equity market value risk;

     . Engaging in banking activities, which subjects the Bank to interest rate risk, since a change in interest rates affects gross interest income, gross interest expense and customer behavior.

     The Assets and Liabilities Committee (the "ALCO"), following guidelines set by SCH's Global Risk Department, is responsible for establishing the Bank's policies, procedures and limits with respect to market risks and monitors the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. The Bank's Market Risk Department and the Finance Division carry out the day-to-day risk management of the trading and non-trading activities of the Bank.

Trading Activities

     The Bank's trading portfolio is composed of local and foreign-currency fixed-income instruments, consisting primarily of government bonds. The Finance Division manages trading activities following the guidelines set by the ALCO and SCH's Global Risk Department. The Market Risk Department's activities consist of
(i) applying VaR techniques (as discussed below) to measure interest rate and equity market value risk; (ii) marking to market the Bank's trading portfolio and measuring daily profit and loss from trading activities; (iii) comparing actual trading VaR and other limits against the established limits; (iv) establishing control procedures for losses in excess of such limits; and (v) providing information about trading activities to the ALCO, other members of senior management, the Finance Division and SCH's Global Risk Department.

Non-Trading Activities

     The Bank's non-trading portfolio includes all positions that are not considered to be trading instruments denominated in pesos or other currencies. The Finance Division manages the risk management of non-trading positions under guidelines approved by the ALCO and SCH's Global Risk Department. In carrying out its market risk management functions, the Finance Division manages interest rate risk that arises from any mismatches with respect to rates, maturities, repricing periods, notional amounts or other mismatches between the Bank's interest earning assets and its interest bearing liabilities.

     The Market Risk Department: (i) applies scenario simulations (as discussed below) to measure the interest rate risk of the local currency non-trading portfolio and the potential loss of the Bank's non-trading activities; (ii) provides the ALCO, the Finance Division and SCH's Global Risk Department with risk/return reports; and (iii) consolidates all market positions (trading and non-trading) to measure the Bank's total risk profile.

Foreign Currency Positions

     The Bank's foreign currency position includes all of the Bank's assets and liabilities in foreign currency, including derivatives that hedge certain foreign currency mismatches. The Finance Division manages the Bank's net foreign currency position following the guidelines approved by the ALCO and SCH's Global Risk Department. In carrying out its market risk management, the Finance Division manages the foreign exchange rate risk arising from mismatches between investments and the funding thereof that arise from differences in amounts and currencies. The Market Risk Department uses a VaR model to monitor and measure the exchange rate risk of the Bank's net foreign currency position, which includes trading and non-trading activities. The Market Risk Department uses scenario simulations, to measure the interest rate risk of the Bank's net foreign currency position.

Statistical Tools for Measuring and Managing Risk

     The Bank uses a variety of mathematical and statistical models, including value at risk ("VaR") models, historical simulations, volume limits and scenario simulations to measure, monitor, report and manage market risk.

VaR Model

     As calculated by the Bank, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day horizon at a one-tailed 99.00% confidence interval. It is the maximum one-day loss that the Bank would expect to suffer on a given portfolio 99.00% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that the Bank would expect to exceed only 1.00% of the time, or approximately one-day in 100. VaR provides a single estimate of market risk that is comparable from one market risk to the other.

     The Bank uses VaR estimates to alert senior management whenever the statistically expected losses in its trading portfolio and net foreign currency position exceed prudent levels. Limits on VaR are used to control exposure on the trading portfolios mainly comprised of government bonds. The net foreign currency position includes all assets and liabilities in foreign currency (principally U.S. dollars) including forward contracts used to hedge positions. A daily VaR is calculated for the trading portfolio and the net foreign currency position. The daily VaRs are monitored and limited by three different methods:
"VaR Stop," "Loss Trigger" and "Stop Loss."

     VaR Stop: VaR Stop constitutes a mixture of risk and performance based on two fundamental parameters:

     the daily VaR and the monthly results from trading and the net foreign currency position.

          VaR Stop = Initial VaR Stop limit - (20.00% * Monthly loss)

     The 20.00% is calculated based on the assumption that the daily results are independent events and that the daily result is a proxy of the monthly result divided by the square root of 25, considering that there are, on average, 25 business days in a month. VaR Stop permits the Bank not only to impose a daily VaR limit but a limit on the accumulated losses that the Bank may incur in a given time period. The monthly loss or gain is the accumulated result from the marking to market of the Bank's trading portfolio during the month.

         The following is an example of how VaR Stop is utilized:

                                             Monthly          Year-to-Date         VaR Stop              %
        Day              Daily VaR           Results            Results             Limit           Utilization
--------------------- --------------- -------------------- ------------------  ----------------  -----------------
     January 31             100                 20                  20               150                67%
     February 1             120                  1                  21               150                80%
         2                  110                (30)                (10)              144 (1)            76%
         3                  130               (110)                (90)              128 (2)           102%
         4                  100                (10)                 10               148                68%
         5                  120                (10)                 10               148                81%
         6                  120                 -                   10               150                80%
    February 28             110                (40)                (30)              142                77%
      March 1               900                (30)                (20)              140                63%
         2                  100                (50)                (70)              140                71%

___________________
(1)      Equal to 150-(20.00%*(30))
(2)      Equal to 150-(20.00%*(110))

         When the initial VaR limit is surpassed, as is the case of February 3, in the example above, the Market Risk Department will report this event to the Chief Executive Officer, the Finance Division and the ALCO. These results are sent on a daily basis to SCH's Global Risk Department and the Finance Division. The ALCO reviews the current status of the VaR Stop limits on a weekly basis.

     Loss Trigger: A loss trigger is activated when the accumulated losses in the period, both realized and unrealized, exceed the Loss Trigger limit. The VaR Stop is applicable to limit monthly losses; the Loss Trigger is a control over the month-to-date and the year-to-date results produced by the trading portfolio.

     The following is an example of how the Loss Trigger is utilized:

     Loss Trigger vs. Monthly Results

                                Monthly              Year-to-Date           Loss Trigger                %
          Day                   Results                Results                 Limit               Utilization
--------------------- --------------------------- ------------------- ------------------------ --------------------
        January                   20                     20                     50                     -
       February                  (10)                    10                     50                    20%
         March                   (30)                   (20)                    50                    60%
         April                   (50)                   (70)                    50                   100%

         Loss Trigger vs. Year-to-Date Results

                                Monthly              Year-to-Date           Loss Trigger                %
          Day                   Results                Results                 Limit               Utilization
--------------------- --------------------------- ------------------- ------------------------ --------------------
        January                   20                     20                     50                     -
       February                  (10)                    10                     50                     -
         March                   (30)                   (20)                    50                    40%
         April                   (50)                   (70)                    50                   140%

     Once the Loss Trigger limit is surpassed, an action plan must be established. This plan will be executed if the Stop Loss level is reached. The Market Risk Department will design the control and follow-up procedures for the Loss Trigger in coordination with SCH's Global Risk Department.

     Stop Loss: This is defined as the maximum loss permitted. Once this level is reached, the action plan established at the Loss Trigger stage must be executed and, if necessary, the position must be closed and/or eliminated. The methodology for calculating the Stop Loss is identical to the Loss Trigger. The Stop Loss is activated when the accumulated losses in a period surpass an established amount. While the Loss Trigger is a measure for communicating an excessively risky scenario and for defining the action plan, the Stop Loss results in the elimination of the position and a limited total loss.

     The Loss Trigger and the Stop Loss are calculated as percentages of the amount budgeted of the expected gains from the Bank's trading portfolio and its net foreign currency position.

     Our main objective in holding derivatives for purposes other than trading is the management of interest rate and foreign exchange risk arising out of non-trading assets and liabilities.

     The Asset and Liability Committee of the Bank and SCH's Global Risk Department monitor regularly the derivatives operations and their financial impact in the overall asset and liability structure.

     Daily mark to market and stress testing is done to know the exposure when the Bank has open positions. VaR and equations are used to measure these risks within global policies and limits.

Quantitative Disclosures

     For the Bank's trading portfolio, the average, high and low amounts of the VaR with the corresponding cash position between January 1, 2001 and December 31, 2001 were the following:

         Trading Portfolio          Daily VaR in Ps.         Cash Position
     --------------------------  ----------------------   --------------------
                 High                 14,365,777            674,208,901
                 Low                     381,251             27,996,061
               Average                 3,602,701            208,009,423

Assumptions and Limitations

         The Bank's VaR model assumes that changes in the market risk factors have a normal distribution and that the parameters of this joint distribution (in particular, the standard deviation of risk factor changes and the correlation between them) have been estimated accurately. The model assumes that the correlation and changes in market rates/prices included in the Bank's historical databases are independent and identically distributed random variables, and provide a good estimate of correlation and rate/price changes in the future. The Bank typically uses the most recent one year to two years of market data depending on circumstances. However, reliable historical risk factor data may not be readily available for certain instruments in the Bank's portfolio.

         The Bank's VaR methodology should be interpreted in light of the limitations of the Bank's models, which include:

         . Changes in market rates and prices may not be independent and identically distributed random variables or have a normal distribution. In particular, the normal distribution assumption may result in underestimating the probability of extreme market moves. However, the Bank believes that the use of historical simulation techniques should limit such potential underestimating.

         . Historical data used by the Bank in its VaR model may not provide the best estimate of the joint distribution of risk factor changes in the future, and any modifications in the data may be inadequate. In particular, the use of periods between six months and two years of historical data may fail to capture the risk of possible extreme adverse market movements.

         . At present, the Bank computes VaR at the close of business and trading positions may change substantially during the course of the trading day.

Volume Limits

         Fixed Income: Equivalent-Volume. This system is considered to be an additional limit to the size of the Bank's trading portfolio. This measure seeks to homogenize the different instruments in the Bank's fixed income trading portfolio and convert the portfolio into a single instrument of known duration. The Bank limits the size of this equivalent-volume portfolio. The equivalent instrument is assumed to have a duration of one year. The equivalent volume is calculated by the Market Risk Department and limits are set by the ALCO as to size of the equivalent-volume portfolio.

         Net Foreign Currency Position: Maximum Net Position. The Bank also sets an absolute limit on the size of the Bank's net foreign currency position. As of December 31, 2001, this was equal to US$702.3 million. This limit is a useful measure in limiting the Bank's exposure to foreign exchange and interest rate risk, especially in periods of lower volatility and low daily VaR levels. The limit to the size of the net foreign currency position is determined by the SCH's Global Risk Department and is calculated and monitored by the Market Risk Department.

Scenario Simulations and Stress Testing

         Because of the limitations in VaR methodology, in addition to historical simulation, the Bank uses stress testing on its non-trading portfolio to analyze the impact of extreme movements in interest rates and to adopt policies and procedures in an effort to protect its capital and results of operation against such contingencies. The potential loss in the market value of the Bank's non-trading portfolio resulting from a 100 basis point shift in the yield curve cannot be greater than 12.00% of total equity. At the same time, the variation in net financial income caused by the 100 basis point shift cannot be greater than 2.50% of the total net financial income budgeted for the year.

Scenario Simulation (Net Financial Income)

         To determine the percentage of the Bank's budgeted net financial income for the year that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, the Bank utilizes the following equation:

                             N

         Sensitivity =       The sum of     GAPi x /\ r x (365-ti)
                                            -------------------------
                             i=1                    365

         n:     Number of intervals in which sensitivity is measured.
         ti:    Average maturity (or duration) for each interval being measured.
         rr:    Change in interest rate.  A 100-basis point increase (decrease)
                in the yield curve is used.
         GAP:   Difference between assets and liabilities that are sensitive to interest rates for each period.

Scenario Simulation (Market Value of Equity)

         To determine the percentage of the Bank's capital and reserves that is at risk of being lost with a sudden 100 basis point movement in the entire yield curve, the Bank utilizes the following equation:

                             N

         Sensitivity =    the sum of         GAPi x /\ r x (Dmi)
                             i=1

         n:     Number of intervals in which sensitivity is measured.
         Dmi:   Modified duration for interval.
         rr:    Change in interest rate.  A 100-basis point increase (decrease)
                in the yield curve is used.
         GAP:   Difference between assets and liabilities that are sensitive to interest rates for each period.

Quantitative Disclosures

         The foregoing limits (12.00% of total equity and 2.50% of total net financial income) were established in December of 2001. The following table indicates that the Bank is currently within the limits.


                                         December 31, 2000                       December 31, 2001
                                 ---------------------------------   -----------------------------------------
                                   Financial        Capital and           Financial           Capital and
     100 Basis Point Shift           Income          Reserves              Income              Reserves
-----------------------------    --------------  -----------------   -------------------   -------------------
             Limit                    2.5%             2.25%                     2.5%            12.0%
             Actual                  1.79%            (1.52%)                   1.13%           (6.26%)

         Those measures include a non-trading portfolio of public bonds held for investment of U.S.$179.5 million as of December 31, 2001.

Assumptions and Limitations

         The most important assumption is the usage of a 100 basis point shift in the yield curve. The Bank uses a 100 basis point shift because a sudden shift of this magnitude is considered realistic, but not an everyday occurrence given historical movements in the yield curve, and significant in terms of the possible effects a shift of this size could have on the Bank's performance. SCH's Global Risk Department has also set comparable limits by country in order to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

         The Bank's scenario simulation methodology should be interpreted in light of the limitations of the Bank's models, which include the following:

         . The scenario simulation assumes that the volumes remain on the balance sheet and that they are always renewed at maturity, omitting the fact that credit risk considerations and pre-payment may affect the maturity of certain positions.

         . This model assumes an equal shift throughout the entire yield curve and does not take into consideration different movements for different maturities.

         . The model does not take into consideration the sensitivity of volumes to these shifts in interest rates.

         . The limits to the loss of the budgeted financial income are calculated over an expected financial income for the year that may not be obtained, signifying that the actual percentage of financial income at risk could be higher than expected.

         As a result of historical data, the Bank assumes that 50% of its sight deposits mature or change interest rates at the same time and in the same amount that the longest assets do.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

                                    PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITYHOLDERS AND USE OF PROCEEDS

         None.

Item 15. [RESERVED]

Item 16. [RESERVED]

                                    PART III

Item 17. FINANCIAL INFORMATION

         We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL INFORMATION

         Reference is made to pages F-1 to F-78 of this Annual Report.

Item 19. EXHIBITS

         Exhibit 10: Letter to Securities and Exchange Commission regarding representations made by Pistrelli Diaz y Asociados, member of Andersen.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                   ------
Report of Independent Public Accountants                                                             F-3

Consolidated Balance Sheets as of December 31, 2001 and 2000.                                        F-7

Consolidated Statements of Income for the fiscal years
ended December 31, 2001, 2000 and 1999.                                                              F-10

Consolidated Statements of Changes in Stockholders' Equity for the fiscal years
ended December 31, 2001, 2000 and 1999.                                                              F-11

Consolidated Statements of Cash Flows for the fiscal years
ended December 31, 2001, 2000 and 1999.                                                              F-12

Notes to Consolidated Financial Statements as of December 31, 2001, 2000 and 1999.                   F-13

BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2001, 2000 and 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of
BANCO RIO DE LA PLATA S.A.
Bartolome Mitre 480
Buenos Aires

         We have audited the accompanying consolidated balance sheets of BANCO RIO DE LA PLATA S.A. (a bank organized under Argentine Legislation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Bank's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the United States of America (U.S.) generally accepted auditing standards and with the "Minimum standards for independent audits" of the Central Bank of the Argentine Republic (BCRA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Bank's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As mentioned in note 4 to the accompanying consolidated financial statements, such financial statements have been prepared in accordance with accounting rules prescribed by the BCRA applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than Argentine generally accepted accounting principles applicable to business enterprises in general. Accounting rules prescribed by the BCRA applicable to consolidated financial statements do not conform with accounting principles generally accepted in the United States of America. Note 30 presents reconciliations of consolidated stockholders' equity as of December 31, 2001 and 2000, and to consolidated net income for the fiscal years ended December 31, 2001, 2000 and 1999, under Central Bank accounting rules to the corresponding amounts that would be reported in accordance with United States of America generally accepted accounting principles except, as allowed pursuant to item 18 of Form 20-F of the Securities and Exchange Commission, for the ommission of adjustments to account for the impact of inflation in accordance with generally accepted accounting principles in the United States of America.

         As mentioned in note 4 to the accompanying consolidated financial statements, some of the required disclosures of the BCRA have not been presented herein since they are not material to the accompanying consolidated financial statements. In addition, certain presentations and disclosures have been included in the accompanying consolidated financial statements to comply with the United States Securities and Exchange Commission's regulations for foreign registrants.

         As explained in detail in note 1 to the accompanying consolidated financial statements, during the last few months profound changes were introduced into the Argentine economic framework and the Convertibility Law, which pegged the Argentine peso at par with the US dollar and had been in effect since 1991, was amended; such changes included the devaluation of the Argentine peso in relation to the US dollar and the mandatory conversion of assets and liabilities denominated in foreign currency into pesos - the effects of which are to be recognized in the following fiscal year, in accordance with BCRA accounting standards - as well as severe restrictions on withdrawal of funds from the financial system and on fund transfers abroad. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above. As mentioned in note 9, the Bank and its subsidiaries hold securities issued by the Argentine federal government and governments of Argentine provinces and carry receivables from credit assistance to customers in the non-financial public and private sector amounted to 435,590, 2,080,866 and 5,460,818 thousands of pesos, respectively. In view of the situation described above, it is not possible to determine the future effects that the prolongation of the economic crisis that Argentina is undergoing could have on the recoverability of the accounting value of such holding securities and financing.

         In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BANCO RIO DE LA PLATA S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for the fiscal years ended December 31, 2001, 2000 and 1999, in conformity with rules prescribed by the BCRA applicable to consolidated financial statements.

         The accompanying consolidated financial statements as of December 31, 2001 have been prepared assuming that the Bank wil continue as a going concern. As mentioned in note 1. to the accompanying consolidated financial statements, the measures adopted by the Argentine Federal Government significantly affected the liquidity, solvency and profitability of the financial system as a whole, which made it necessary for the Argentine government and the BCRA to adopt the further regulations to moderate the abovementioned effects and foster the restructuring of the financial system; such additional regulations are currently being issued and implemented, and it is uncertain if whether the restructuring of the financial system as a whole and the Bank's own plans and actions will allow it to continue its operations and meet the solvency and liquidity ratios required by the BCRA. This situation and the financial outcome of the uncertainties related to the recoverability of the assets mentioned in the fifth paragraph of this report could continue to affect the financial position and equity of the Bank and its subsidiaries, and give rise to a substantial doubt the Bank's ability to continue as a going concern. The consolidated financial statements as of December 31, 2001 do not include any adjustment that might result the outcome of these uncertainties.

Buenos Aires,
    April 26, 2002, except for Note 31
    which is as of June 3, 2002.

                                                   PISTRELLI, DIAZ Y ASOCIADOS


                                                    /s/ Ernesto J. Cassani
                                                   ---------------------------


                                                       ERNESTO J. CASSANI
                                                             Partner

                                                                        ANDERSEN

Buenos Aires, June 26, 2002

Attn: BANCO RIO DE LA PLATA S.A.

                                Ref.: Consent of Independent Public Accountants
                                ---

As independent public accountants, we hereby consent to the inclusion of our report dated April 26, 2002, except for Note 31 which is as of June 3, 2002 appearing on this Form 20-F relating to the consolidated balance sheets of Banco Rio de La Plata S.A. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended December 31, 2001, 2000 and 1999 and to incorporation by reference of such report in the Prospectus constituting part of the Registration Statement on Form 20-F.

                                        PISTRELLIM DIAZ Y ASOCIADOS



                                                 /s/ Ernesto J. Cassani
                                        ----------------------------------------
                                                 ERNESTO J. CASSANI
                                                      Partner

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
                   -------------------------------------------
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
          ------------------------------------------------------------
                         (Stated in thousands of pesos)

--------------------------------------------------------------------------------------------------------------------
                                           ASSETS                                         2001         2000 (1) (2)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 A.    CASH AND DUE FROM BANKS                                                         1,294,461        1,091,557
--------------------------------------------------------------------------------------------------------------------
       - Cash                                                                            250,933          278,519
       - Banks and correspondents                                                      1,043,528          813,038

--------------------------------------------------------------------------------------------------------------------
 B.    GOVERNMENT AND PRIVATE SECURITIES                                                 455,870        1,952,599
--------------------------------------------------------------------------------------------------------------------
       - Holdings in investment accounts                                                 179,208        1,672,710
       - Holdings for trading                                                              4,454          188,670
       - Unlisted government securities                                                  251,928           24,971
       - Investments in listed private securities                                         20,280           66,248

--------------------------------------------------------------------------------------------------------------------
 C.    LOANS                                                                           6,659,405        6,374,985
--------------------------------------------------------------------------------------------------------------------
       - To the nonfinancial public sector                                             2,080,557        1,632,790
       - To the financial sector                                                         136,419           84,698
       - To the private nonfinancial sector and foreign residents:                     4,667,622        4,894,307
              - Overdraft                                                              1,326,798        1,697,697
              - Promissory notes                                                         776,503        1,010,976
              - Real estate mortgage                                                   1,166,087        1,148,042
              - Collateral loans                                                         145,125          190,668
              - Consumer                                                                 204,392          244,712
              - Credit Cards                                                             303,470          299,458
              - Other                                                                    679,806          291,330
              - Accrued interest and price differences receivable                         84,246           82,797
              - Unapplied collections                                                       (497)         (14,351)
              - Unearned discount                                                        (18,308)         (57,022)
         Less: Allowances                                                               (225,193)        (236,810)

--------------------------------------------------------------------------------------------------------------------
 D.    OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS                                     889,092        4,347,058
--------------------------------------------------------------------------------------------------------------------
       - Central Bank of the Argentine Republic                                          117,521        1,107,475
       - Receivables on spot and forward transactions                                    367,446        1,737,663
       - Securities and foreign exchange receivable on spot and forward purchases        125,929        1,343,608
       - Premiums on options purchased                                                     1,027            1,648
       - Unlisted corporate bonds                                                        195,577           53,153
       - Other not included in Debtor Rating Standards                                    64,378           54,862
       - Other included in Debtor Rating Standards                                        21,350           47,270
       - Accrued interest receivable included in Debtor Rating Standards                   1,113            4,963
         Less: Allowances                                                                 (5,249)          (3,584)

--------------------------------------------------------------------------------------------------------------------
 E.    ASSETS COVERED BY FINANCING LEASES                                                 64,253           61,137
--------------------------------------------------------------------------------------------------------------------
       - Assets covered by financing leases                                               67,521           65,903
         Less: Allowances                                                                 (3,268)          (4,766)

--------------------------------------------------------------------------------------------------------------------
 F.    INVESTMENTS IN OTHER COMPANIES                                                     50,364           14,558
--------------------------------------------------------------------------------------------------------------------
       - Banking                                                                           4,191              998
       - Others                                                                           46,626           14,010
         Less: Allowances                                                                   (453)            (450)

--------------------------------------------------------------------------------------------------------------------
 G.    OTHER RECEIVABLES                                                                 146,668           72,340
--------------------------------------------------------------------------------------------------------------------
       - From sale of assets                                                                 ---                4
       - Other                                                                           151,424           78,857
       - Other accrued interest receivable                                                   431               73
         Less: Allowances                                                                 (5,187)          (6,594)

--------------------------------------------------------------------------------------------------------------------
 H.    BANK PREMISES AND EQUIPMENT                                                       322,404          347,831
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 I.    OTHER ASSETS                                                                       24,417           22,039
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 J.    INTANGIBLE ASSETS                                                                  35,728           46,666
--------------------------------------------------------------------------------------------------------------------
       - Goodwill                                                                            433              625
       - Organizations and development expenses                                           35,295           46,041
--------------------------------------------------------------------------------------------------------------------
 K.    SUSPENSE ITEMS                                                                        629            7,243
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                                        TOTAL ASSETS                                   9,943,291       14,338,013

--------------------------------------------------------------------------------------------------------------------

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
                   -------------------------------------------
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
          ------------------------------------------------------------
                         (Stated in thousands of pesos)

---------------------------------------------------------------------------------------------------------------------
                                   LIABILITIES                                              2001         2000 (1) (2)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
 L.  DEPOSITS                                                                             6,370,375        7,065,614
---------------------------------------------------------------------------------------------------------------------
      - Nonfinancial public sector                                                            8,193            3,570
      - Financial sector                                                                      5,335            1,653
      - Private nonfinancial sector and foreign residents:                                6,356,847        7,060,391
           - Checking accounts                                                            1,189,437          495,323
           - Savings accounts                                                             2,043,601        1,461,582
           - Certificates of deposits                                                     2,386,163        4,892,798
           - Investments accounts                                                           464,589           74,505
           - Other                                                                          226,178           83,538
           - Accrued interest and price differences payable                                  46,879           52,645

---------------------------------------------------------------------------------------------------------------------
 M.  OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS                                        2,312,466        5,698,007
---------------------------------------------------------------------------------------------------------------------
     - Central Bank of the Argentine Republic - Others                                          632            1,672
     - Banks and international organizations                                                557,046          809,043
     - Unsubordinated Corporate Bonds                                                     1,031,285          979,532
     - Amounts payable on spot and forward purchases                                        140,859        1,269,216
     - Securities and foreign currency payable on spot and forward sales                    340,754        2,269,091
     - Premiums on options sold                                                                  15              ---
     - Financing from local financial institutions                                           46,540          206,300
     - Other                                                                                177,824          144,063
     - Accrued interest and price differences payable                                        17,511           19,090

---------------------------------------------------------------------------------------------------------------------
 N.  OTHER LIABILITIES                                                                      141,768          195,447
---------------------------------------------------------------------------------------------------------------------
     - Dividends payable                                                                      1,574            1,114
     - Other                                                                                140,194          194,333

---------------------------------------------------------------------------------------------------------------------
 O.  CONTINGENT LIABILITIES                                                                  47,498           27,959
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
 P.  SUSPENSE ITEMS                                                                           4,827            6,888
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

                                TOTAL LIABILITIES                                         8,876,934       12,993,915

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
 Q.  MINORITY INTEREST IN SUBSIDIARIES                                                        4,889            4,450
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
     STOCKHOLDERS' EQUITY                                                                 1,061,468        1,339,648
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

        TOTAL LIABILITIES, MINORITY INTEREST IN SUBSIDIARIES AND STOCKHOLDERS' EQUITY     9,943,291       14,338,013

---------------------------------------------------------------------------------------------------------------------

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
                   -------------------------------------------
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
          ------------------------------------------------------------
                         (Stated in thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------------
                             MEMORANDUM ACCOUNTS                                                     2001            2000 (1)(2)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
      DEBIT BALANCES                                                                               15,669,721        19,705,660
-------------------------------------------------------------------------------------------------------------------------------

                                                                                           ------------------------------------
      CONTINGENCIES                                                                                 4,382,639         4,362,738
                                                                                           ------------------------------------
      - Credit lines taken (unused portion)                                                                --           350,000
      - Guarantees received                                                                         3,488,518         3,301,997
      - Other not included in Debtor Rating Standards                                                 300,000                --
      - Contra to contingency account debit balances                                                  594,121           710,741

                                                                                           ------------------------------------
      CONTROL ACCOUNTS                                                                             10,877,255        15,310,880
                                                                                           ------------------------------------
      - Loans classified as irrecoverable                                                             567,654           423,996
      - Other                                                                                      10,170,667        14,559,525
      - Contra to control account debit balances                                                      138,934           327,359

                                                                                           ------------------------------------
      DERIVATIVE ACCOUNTS                                                                             378,739             7,794
                                                                                           ------------------------------------
      - "Notional" value of call options purchased                                                        363                --
      - "Notional" value of put options purchased                                                      43,682                --
      - Other                                                                                         223,175                --
      - Contra to derivative account debit balances                                                   111,519             7,794

                                                                                           ------------------------------------
      FIDUCIARY ACCOUNTS                                                                               31,088            24,248
                                                                                           ------------------------------------
      - Trust funds                                                                                    31,088            24,248

-------------------------------------------------------------------------------------------------------------------------------
      CREDIT BALANCES                                                                              15,669,721        19,705,660
-------------------------------------------------------------------------------------------------------------------------------

                                                                                           ------------------------------------
      CONTINGENCIES                                                                                 4,382,639         4,362,738
                                                                                           ------------------------------------
      - Agreed-upon credits (unused balances) included in Debtor Rating Standards                     376,661           432,038
      - Other guarantees given included in Debtor Rating Standards                                    105,076           137,367
      - Other included in Debtor Rating Standards                                                     112,384           141,336
      - Contra to contingency account credit balances                                               3,788,518         3,651,997

                                                                                           ------------------------------------
      CONTROL ACCOUNTS                                                                             10,877,255        15,310,880
                                                                                           ------------------------------------
      - Cheks to be credited                                                                          223,099           261,732
      - Other                                                                                           2,522             2,417
      - Contra to control account credit balances                                                  10,651,634        15,046,731

                                                                                           ------------------------------------
      DERIVATIVE ACCOUNTS                                                                             378,739             7,794
                                                                                           ------------------------------------
      - "Notional" value of call options sold                                                          11,519             7,794
      - "Notional" value of put options sold                                                          100,000                --
      - Contra to derivative account credit balances                                                  267,220                --

                                                                                           ------------------------------------
      FIDUCIARY ACCOUNTS                                                                               31,088            24,248
                                                                                           ------------------------------------
      - Contra to fiduciary account credit balances                                                    31,088            24,248

-------------------------------------------------------------------------------------------------------------------------------

(1) See incorporation procedure of former Banco Tornquist S.A. balance sheet account balances in note 3.4. to the consolidated financial statements of Banco Rio de la Plata S.A. and subsidiaries.

(2) See note 3.1.



         Notes 1 to 31 to the consolidated financial statements, are an integral part of these statements.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
                   -------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
           -----------------------------------------------------------
                         (Stated in thousands of pesos)

----------------------------------------------------------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME                             12/31/2001   12/31/2000 (1) (2)  12/31/1999 (2)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
 A.       FINANCIAL INCOME                                                              1,146,062       1,281,967       1,045,766
----------------------------------------------------------------------------------------------------------------------------------
          - Interest on cash and due from banks                                            27,520          41,400          27,918
          - Interest on loans to the financial sector                                      19,935          13,381          13,419
          - Overdraft interest                                                            276,372         264,221         295,990
          - Interest on promissory notes                                                  351,568         298,510         180,636
          - Interest on real estate mortgage loans                                        144,681         129,457         102,517
          - Interest on collateral loans                                                   24,161          20,885          16,654
          - Credit card interest                                                           57,997          67,510          56,308
          - Interest on other loans                                                        77,550          80,009         112,585
          - Interest on other receivables from financial transactions                       6,363          12,258           2,096
          - Net gain on government and private securities                                  24,359         228,931         139,430
          - Net gain on guaranteed loans - Decree No. 1387/01                              20,031             ---             ---
          - Other                                                                         115,525         125,405          98,213

----------------------------------------------------------------------------------------------------------------------------------
 B.       FINANCIAL EXPENSE                                                              (675,888)       (651,105)       (520,516)
----------------------------------------------------------------------------------------------------------------------------------
          - Interest in checking accounts                                                 (12,477)           (657)            ---
          - Interest on savings deposits                                                  (23,981)        (39,972)        (31,312)
          - Interest on certificates of deposit                                          (403,640)       (343,855)       (245,284)
          - Interest on financial sector's financing                                       (4,474)         (2,185)         (1,291)
          - Interest on other liabilities from financial transactions                    (139,412)       (182,116)       (159,599)
          - Other interest                                                                (21,954)         (5,892)        (11,878)
          - Net expense from options                                                         (625)         (1,808)         (7,824)
          - Other                                                                         (69,325)        (74,620)        (63,328)

----------------------------------------------------------------------------------------------------------------------------------
          GROSS MARGIN ON FINANCIAL TRANSACTIONS                                          470,174         630,862         525,250
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 C.       PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES
          FROM FINANCIAL TRANSACTIONS                                                    (264,148)       (147,329)       (112,433)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 D.       SERVICE CHARGE INCOME                                                           390,608         367,440         279,466
----------------------------------------------------------------------------------------------------------------------------------
          - Related to assets                                                              39,110          76,211          33,908
          - Related to liabilities                                                        116,222          89,083          76,681
          - Other commissions                                                              67,577          26,265          19,981
          - Other                                                                         167,699         175,881         148,896

----------------------------------------------------------------------------------------------------------------------------------
 E.       SERVICE CHARGE EXPENSE                                                          (64,250)        (56,678)        (47,164)
----------------------------------------------------------------------------------------------------------------------------------
          - Commissions                                                                   (42,154)        (39,290)        (33,664)
          - Other                                                                         (22,096)        (17,388)        (13,500)

----------------------------------------------------------------------------------------------------------------------------------
 F.       OPERATING EXPENSES                                                             (527,369)       (543,098)       (483,150)
----------------------------------------------------------------------------------------------------------------------------------
          - Personnel expenses                                                           (289,577)       (273,874)       (252,151)
          - Directors' and statutory auditors' fees                                          (442)           (551)           (280)
          - Other fees                                                                    (21,361)        (50,653)        (33,401)
          - Advertising and publicity                                                     (19,530)        (20,155)        (14,495)
          - Taxes                                                                         (14,910)        (10,845)        (11,004)
          - Other operating expense                                                      (142,741)       (149,047)       (133,900)
          - Other                                                                         (38,808)        (37,973)        (37,919)

----------------------------------------------------------------------------------------------------------------------------------
          NET GAIN ON FINANCIAL TRANSACTIONS                                                5,015         251,197         161,969
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 G.       MINORITY INTEREST'S SHARE IN SUBSIDIARY'S INCOME                                 (1,832)         (1,523)            (18)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 H.       OTHER INCOME                                                                     58,057          58,401          38,333
----------------------------------------------------------------------------------------------------------------------------------
          - Income from long-term investments in other companies                              ---           2,470           6,715
          - Punitive interest                                                               2,917           3,224           2,804
          - Receivables recovered and allowances restored to income                        44,031          35,497          14,701
          - Other                                                                          11,109          17,210          14,113

----------------------------------------------------------------------------------------------------------------------------------
 I.       OTHER EXPENSE                                                                   (59,221)        (45,773)        (39,484)
----------------------------------------------------------------------------------------------------------------------------------
          - Loss from long-term investments in other companies                             (7,522)            ---             ---
          - Punitive interest and charges payable to the BCRA                                 (85)           (320)           (116)
          - Allowance for doubtful accounts and other allowances                          (23,886)        (19,872)        (12,486)
          - Other                                                                         (27,728)        (25,581)        (26,882)

----------------------------------------------------------------------------------------------------------------------------------
          NET INCOME BEFORE INCOME TAX                                                      2,019         262,302         160,800
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 J.       INCOME TAX                                                                      (12,227)        (54,709)        (41,632)
----------------------------------------------------------------------------------------------------------------------------------

                     NET (LOSS) / INCOME FOR THE FISCAL YEAR                              (10,208)        207,593         119,168
                    NET (LOSS) / INCOME PER COMMON SHARE (*)                                (0.03)           0.61            0.36

----------------------------------------------------------------------------------------------------------------------------------

(1) See incorporation procedure of former Banco Tornquist S.A. gain (losses) as of December 31, 2000 in note 3.4. to the consolidated financial statements of Banco Rio de la Plata S.A. and subsidiaries.

(2)  See note 3.1.

(*) Earnings per share as of December 31, 2001, 2000 and 1999, were calculated on the basis of 346,741,665, 341,004,670 and 335,267,675 average outstanding shares. The Specials Stockholders' Meetings of April 28, 2000, approved the increase of the capital stock to 346,741,665, represented by 11,473,990, class "B" shares.

 Notes 1 to 31 to the consolidated financial statements, are an integral part of these statements.

                 BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                        (Stated in thousands of pesos)


-------------------------------------------------------------------------------------------------------------------------------
                                                                                              NONCAPITALIZED CONTRIBUTIONS
                                                                                           -----------------------------------
                                  MOVEMENTS                                      CAPITAL      SHARE ISSUE      IRREVOCABLE

                                                                                  STOCK        PREMIUMS       CONTRIBUTIONS
-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998                                                    335,268            54,161           38,000

-------------------------------------------------------------------------------------------------------------------------------

Unrealized valuation difference on government securities available for sale

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 30, 1999:

     - Legal reserve
     - Cash dividends

Net income for the fiscal year

-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999                                                    335,268            54,161           38,000
-------------------------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 28, 2000:

     - Legal reserve
     - Cash dividends

Resolutions of the April 28, 2000 Stockholders' Meeting:

     - Capital increase upon merger with Banco Tornquist S.A. (1)                   11,474
     - Accounting for merger premium                                                                 125,726
     - Incorporation of irrevocable contributions for future capital subscriptions upon the merger
        with Banco Tornquist S.A.                                                                                      55,000
     - Incorporation of adjustments to equity, legal reserve, other reserves and unappropriated earnings upon the merger with Banco Tornquist S.A.

Reimbursement of irrevocable contributions approved by the Board of Directors at its
meeting of October 4, 2000                                                                                            (55,000)

Net income for the fiscal year

-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000                                                    346,742           179,887           38,000
-------------------------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 27, 2001:

     - Legal reserve
     - Cash dividends

Distribution of unappropriated earnings approved by the Board of Directors as of June 19, 2001, pursuant to the authorization of the Regular General
Shareholders' Meeting held on April 27,2001

     - Cash dividends

Reimbursement of irrevocable contributions approved by the Board of Directors at its
meeting of November 16, 2001                                                                                          (38,000)

Net loss for the fiscal year

-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                                                    346,742           179,887        --
-------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                             ADJUSTMENTS TO          EARNINGS          UNREALIZED

                                  MOVEMENTS                                   STOCKHOLDERS'          RESERVED          VALUATION
                                                                                              ------------------------
                                                                                 EQUITY          LEGAL       OTHER     DIFFERENCE
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998                                                        68,976     234,596      79,215        3,385

-----------------------------------------------------------------------------------------------------------------------------------

Unrealized valuation difference on government securities available for sale                                                 (3,385)

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 30, 1999:

     - Legal reserve                                                                               20,212
     - Cash dividends

Net income for the fiscal year

-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999                                                        68,976     254,808      79,215      --
-----------------------------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 28, 2000:

     - Legal reserve                                                                               23,834
     - Cash dividends

Resolutions of the April 28, 2000 Stockholders' Meeting:

     - Capital increase upon merger with Banco Tornquist S.A. (1)
     - Accounting for merger premium
     - Incorporation of irrevocable contributions for future capital subscriptions upon the merger with Banco Tornquist S.A.
     - Incorporation of adjustments to equity, legal reserve,
        other reserves and unappropriated earnings upon the merger
        with Banco Tornquist S.A.                                                      55,074      14,911       6,705

Reimbursement of irrevocable contributions approved by the Board of Directors at its meeting of October 4, 2000

Net income for the fiscal year

-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000                                                       124,050     293,553      85,920      --
-----------------------------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 27, 2001:

     - Legal reserve                                                                               41,519
     - Cash dividends

Distribution of unappropriated earnings approved by the Board of Directors as of June 19, 2001, pursuant to the authorization of the Regular General
Shareholders' Meeting held on April 27,2001

     - Cash dividends

Reimbursement of irrevocable contributions approved by the Board of Directors at its meeting of November 16, 2001

Net loss for the fiscal year

-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                                                       124,050     335,072      85,920      --
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------


                                  MOVEMENTS                                       UNAPPROPRIATED      TOTAL

                                                                                     EARNINGS
---------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998                                                            306,488   1,120,089

---------------------------------------------------------------------------------------------------------------

Unrealized valuation difference on government securities available for sale    )                        (3,385)

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 30, 1999:

     - Legal reserve                                                                       (20,212)
     - Cash dividends                                                                      (30,318)    (30,318)

Net income for the fiscal year                                                             119,168     119,168

---------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1999                                                            375,126   1,205,554
---------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 28, 2000:

     - Legal reserve                                                                       (23,834)
     - Cash dividends                                                                      (35,750)    (35,750)

Resolutions of the April 28, 2000 Stockholders' Meeting:

     - Capital increase upon merger with Banco Tornquist S.A. (1)                                       11,474
     - Accounting for merger premium                                                                   125,726
     - Incorporation of irrevocable contributions for future capital
        subscriptions upon the merger with Banco Tornquist S.A.                                         55,000
     - Incorporation of adjustments to equity, legal reserve,
        other reserves and unappropriated earnings upon the merger
        with Banco Tornquist S.A.                                                         (251,639)   (174,949)

Reimbursement of irrevocable contributions approved by
the Board of Directors at its meeting of October 4, 2000                                               (55,000)

Net income for the fiscal year                                                             207,593     207,593

---------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000                                                            271,496   1,339,648
---------------------------------------------------------------------------------------------------------------

Distribution of unappropriated earnings approved by Stockholders' Meeting of April 27, 2001:

     - Legal reserve                                                                       (41,519)          0
     - Cash dividends                                                                      (62,278)    (62,278)

Distribution of unappropriated earnings approved by the Board of Directors as of June 19, 2001, pursuant to the authorization of the Regular General
Shareholders' Meeting held on April 27,2001

     - Cash dividends                                                                     (167,694)   (167,694)

Reimbursement of irrevocable contributions approved by the Board of Directors
at its meeting of November 16, 2001                                                                    (38,000)

Net loss for the fiscal year                                                               (10,208)    (10,208)

---------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                                                            (10,203)  1,061,468
---------------------------------------------------------------------------------------------------------------

(1) Shares exchanged with Banco Tornquist S.A. Stockholders.


Notes 1 to 31 to the Consolidated Financial Statements, are an integral part of these statements.

                    BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                          (Stated in thousands of pesos)

------------------------------------------------------------------------------------------------------------------------------
                                                                           12/31/2001     12/31/2000 (1) (2) 12/31/1999 (2)
                                                                        ------------------------------------------------------

Cash provided by operating activities
-------------------------------------

     - Financial income collected                                               1,117,307         1,023,715           880,106
     - Service charge income collected                                            390,504           367,477           279,518
     - Other income collected                                                      66,550            36,278            48,457

     Less:
     - Financial expenses paid                                                   (710,737)         (638,926)         (519,458)
     - Operating expenses paid                                                   (504,650)         (473,621)         (430,011)
     - Other expenses paid                                                        (59,756)          (58,158)          (46,833)

------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         299,218           256,765           211,779
-----------------------------------------
------------------------------------------------------------------------------------------------------------------------------

     Less:

Cash (provided by) used in investing activities:
------------------------------------------------

    - (Decrease) / Increase in government and private securities               (1,520,103)          238,236           261,775
    - Increase in loans                                                           533,372           477,676           118,478
    - (Decrease) / Increase in other receivables from financial
        transactions                                                           (3,432,992)        1,221,489          (289,008)
    - Increase in other assets                                                    156,350            79,898            59,167

------------------------------------------------------------------------------------------------------------------------------
Net cash (provided by) used in investing activities                            (4,263,373)        2,017,299           150,412
---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Plus:

Cash (used in) provided by financing activities:
------------------------------------------------

     - (Decrease) / Increase in deposits                                         (689,759)          806,456           921,199
     - (Decrease) / Increase in other liabilities from financial
         transactions                                                          (3,361,063)        1,095,206          (496,832)
     - Decrease in other liabilities                                              (41,353)          (11,502)          (34,358)
     - Cash dividends paid                                                       (229,512)          (48,674)          (19,536)
     - Merger with Banco Tornquist S.A.                                        ---                   17,251        ---
     - Reimbursement of irrevocable contributions                                 (38,000)          (55,000)       ---

------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                            (4,359,687)        1,803,737           370,473
---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                             202,904            43,203           431,840
-------------------------------------
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
Reconciliation of cash and due from banks
-----------------------------------------

------------------------------------------------------------------------------------------------------------------------------

Cash and due from banks at the beginning of fiscal year                         1,091,557         1,048,354           616,514
Increase in cash and cash and equivalents                                         202,904            43,203           431,840
------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks at the end of fiscal year                               1,294,461         1,091,557         1,048,354
-------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) As of December 31, 2000 includes 29 upon the merger of Banco Tornquist S.A. See incorporation procedure of former Banco Tornquist S.A.'s account balances and gain (losses) in note 3.4. to the consolidated financial statements of Banco Rio de la Plata S.A. and subsidiaries.

(2) See note 3.1.





Notes 1 to 31 to the consolidated financial statements, are an intergal part of these statements.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

1.   MACROECONOMIC SITUATION OF THE FINANCIAL SYSTEM AND THE BANK

     1.1. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES TO ECONOMIC LEGISLATION AND REGULATIONS

          The economic and financial situation in Argentina deteriorated unrelentingly over the last few months; since June 30, 2001, this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the financial system overall, deeply recessionary conditions with significant drops in both consumption and investment, decreased actual cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

          On November 1, 2001, the Argentine Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

          Although the domestic phase of the national public-debt restructuring process pursuant to Decree No. 1387/01 was successful, a new crisis broke out on November 30, 2001, triggered by the loss of deposits out of the financial system, which led the Government to issue Decree No. 1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

          Subsequent to year-end, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, domestic and foreign, was declared.

          On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced deep changes to the economic framework effective until then and, particularly, amended the Convertibility Law (whereby the Argentine peso was pegged at par with the US dollar) which had been in effect since March 1991; Law No. 25,561 also empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. The law included, among others, the following measures:

          a) The switch into pesos of certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of one Argentine peso
              (ARS) to each US dollar;

          b) The switch into pesos of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of one ARS 1 to each US dollar;

          c) The switch into pesos at the exchange rate of one ARS 1 to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

                   BANCO RIO DELA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

          d) The implementation of a new system levying duties on the export of oil and gas;

          e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into pesos of certain receivables.

          Furthermore, Federal Executive Decree No. 71/02 and "Central Bank of the Argentine Republic" (BCRA) Communique "A" 3425 established an "officially-ruled" foreign exchange market, basically for exports and certain imports and financial transactions, and another "free" exchange market (floating rate) for all other transactions. The officially-ruled exchange rate was set at ARS 1.4 to each US dollar, while the exchange rate on the "free market" at close of business of January 11, 2002, (the first day the foreign exchange market reopened after being suspended since December 23, 2001), ranged from ARS 1.60 to ARS 1.70 to each US dollar, selling price. Later, by Decree No. 260/02 of February 8, 2002, the Federal Executive established a single and free market through which all foreign exchange transactions are to be channeled as from the date of issuance of such Decree. Foreign exchange transactions are to take place at freely agreed-upon rates, subject to certain requirements and to the regulations to be set by the BCRA. As of the date of issuance of these financial statements, the latest exchange rate was ARS 3.10 to each US dollar, which was that as of April 19, 2002, given that the BCRA - through Communique "A" 3571 - had suspended foreign exchange transactions.

          Subsequently, through Decrees No. 214/02 of February 3, 2002, and No. 410/02 of March 1, 2002, the Federal Executive took, among others, the following measures:

          a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors' obligations to deliver sums to which foreign law is applicable;

          b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currencies;

          c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

          d) The conversion into pesos of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

          e) The adjustment of all receivables and payables referred to in points (b) through (d) by applying a "Coeficiente de Estabilizacion de Referencia" (CER -Benchmark Stabilization Coefficient) that is to be published by the BCRA and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, shall not be allowed to contain and shall not be subject to adjustment clauses;

          f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the switch of deposits with and payables to the financial system mentioned in points (b) and (c) above.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

     1.2. IMPACT OF THE NEW MEASURES ON THE BANK'S PARTICULAR SITUATION

          a)  Effects of the devaluation of the Argentine peso

              As indicated in note 4.a) The Bank's assets and liabilities denominated in foreign currency as of December 31, 2001, were valued at the exchange rate of ARS 1 to each US dollar, as required by Resolution MD No. 01/02 of the "Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires" (CPCECABA - Professional Council in Economic Sciences of Buenos Aires Autonomus City), by BCRA Communiques "A" 3439 and "A" 3574, by "Comision Nacional de Valores" (CNV - Argentine National Securities Commission) Resolution No. 392 and "Inspeccion General de Justicia" (IGJ - Governmental Regulatory Agency of Corporations) Resolution No. 2/02.

              Under the provisions of Law No. 25,561, and Sections Nos. 2, 3 and 6 of Decree No. 214/02 and the amending and complementary regulations mentioned above, a significant portion of such assets and liabilities denominated in foreign currency were switched into pesos. The BCRA will define a procedure to compensate the adverse effects on equity resulting from switching into pesos (at different exchange rates) the receivables and payables denominated in foreign currency and to cover the negative difference in the net position of assets and liabilities denominated in foreign currency resulting from their switch into pesos; the procedure shall meet the following criteria:

          a) The balance sheet as of December 31, 2001, shall be taken as reference.

          b)  The shareholders' equity resulting from the balance indicated in
              (a) shall be adjusted by applying to the net foreign currency position the exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currency.

          c) The amount to be compensated shall be any positive difference between the shareholders' equity determined as provided in point
              (b) above and the shareholders' equity resulting from having switched into pesos, at different exchange rates, the Bank's assets and liabilities as recorded in its balance sheet as of December 31, 2001.

          d) The compensation to the Bank, determined in pesos, shall be paid by delivering Argentine Federal Government Compensatory Bonds in Pesos. Up to the amount of the net negative position in foreign currency resulting from converting into pesos the assets and liabilities recorded in the balance sheet as of December 31, 2001, the Bank will be entitled to have Argentine Federal Government Compensatory Bonds in Pesos received in compensation or acquired from third parties be exchanged for Argentine Government Compensatory Bonds in US Dollars at a rate of ARS 1.4 to each US dollar, at nominal values for both kinds of bonds, under the conditions and through the mechanism set by the BCRA. The Argentine Federal Government Compensatory Bonds in Pesos will be tradable on exchanges and markets, will carry the issuance date of December 31, 2001, and will mature on February 3, 2007. Such bonds shall be amortized in pesos in sixteen equal and consecutive quarterly installments to be adjusted by the CER - the first of which falls due on March 3, 2003 - and shall pay interest at 3% per annum on adjusted outstanding balances, also to be paid quarterly and in pesos. Meanwhile, the Argentine Federal Government Compensatory bonds in US dollars will be tradable on exchanges and markets, will carry the issuance date of December 31, 2001, and will mature on February 3, 2012. Such bonds shall be amortized in US dollars in eight equal and consecutive annual installments, the first of which falls due on February 3, 2005, and shall pay interest at 180-day LIBOR per annum on outstanding balances, payable semi-annually in US dollars.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

              The consolidated net foreign currency position as of December 31, 2001, amounts to 1,118,649, resulting from assets (net of loan loss reserves) amounting to 8,259,484 and liabilities amounting to 7,140,835 (See note 17.).

              Although the purpose of the government Bonds are to offset the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system, the regulations from the BCRA, which will establish the methodology, calculation and the specific treatment for balances in foreign currency to be converted into pesos, have not yet been issued. Accordingly the Bank is unable to estimate the ultimate net impact the devaluation and conversion of assets and liabilities in foreign currency will have on the financial position of the Bank. Once the BCRA has defined the criteria regarding the valuation of assets and liabilities denominated in foreign currency, the Bank will present and file a Pro-forma Balance Sheet including the effects of applying such regulations. Also, as of the date of issuance of these consolidated financial statements, the Bank had not submitted to the BCRA the monthly accounting information for January, February and March 2002, availing itself of the due dates postponement provided by the latter institution.

          b) Deposits. Reprogramming of balances. Replacement by Federal Government Securities.

              As mentioned in note 1.1, the Federal Executive, through Decree No. 1570/01, established severe restrictions on withdrawals of funds from banks. Subsequently, pursuant to Decree No. 71/02, the Ministry of Economy issued Resolution No. 6/02, dated January 9, 2002, amended by Decree No. 214/02, which laid down a schedule of reprogrammed repayment due dates for deposits held by the financial system under the system instated by Decree No. 1570/01. The BCRA, through Communique "A" 3426 of January 10, 2002 and "A" 3467 of February 8, 2002, set the dates for the abovementioned schedule of deposit repayments, as follows:

              -   Deposits denominated in pesos (fixed-term deposits):

                                                         Number of
                    Amount (in thousands of pesos)      installments        Repayment schedule
                  ----------------------------------  ----------------  --------------------------
                  From ARS 0,4 and up to ARS 10               4            As from March 2002
                  From ARS 10 to ARS 30                      12            As from August 2002
                  Larger than ARS 30                         24            As from December 2002

                  Reprogrammed deposits, originally stipulated in pesos, shall accrue interest at a nominal annual rate of 7% on outstanding balances, payable on a monthly basis as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.

              - Deposits denominated in foreign currency switched into pesos at the exchange rate of ARS 1.4 to each US dollar (checking account deposits in excess of US$ 10,000, savings account deposits in excess of US$ 3,000 and fixed-term deposits):

                                                         Number of
                    Amount (in thousands of pesos)      installments        Repayment schedule
                  ----------------------------------  ----------------  --------------------------
                  From ARS 1.2 and up to ARS 7               12            As from January 2003
                  From ARS 7 and up to ARS 14                12            As from March 2003
                  From ARS 14 and up to ARS 42               18            As from June 2003
                  More than ARS 42                           24            As from September 2003


                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

                   Reprogrammed deposits originally stipulated in foreign currency shall accrue interest at a nominal annual rate of 2% on outstanding balances, payable monthly as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.

               Subsequently, on March 12, 2002, the Federal Executive issued Decree No. 494/02 providing that owners of deposits originally made in pesos or made in foreign currency and that were switched into pesos under Decree No. 214/02 shall be entitled to swap the total or a portion of the amount of their deposits, without any cap, for Argentine Federal Government Bonds in Pesos - paying 3% and maturing in 2007 -, while the owners of deposits made in foreign currency and that were switched into pesos under Decree No. 214/02, shall be entitled to swap the total or a portion of the amount of their deposits, up to the lower of the amount of the reprogrammed deposit or US$ 30,000, for Argentine Federal Government Bonds in US dollars - paying 2% and maturing in 2012 - or Federal Government Compound - Interest Bonds in US Dollars paying LIBOR plus 1% and maturing in 2012.

               On the other hand, as a consequence of the measures adopted by the Federal Executive, a number of depositors filed before the courts petitions for precautionary measures, mainly constitutional rights protection actions, seeking to obtain the return of their deposits in cash and in the original currency, for amounts exceeding current regulations. In view of such circumstances, the banking industry organizations "Asociacion de Bancos Publicos y Privados de la Republica Argentina" (ABAPRA - Association of Governmental and Private Banks of Argentina) and "Asociacion de Bancos de la Argentina" (ABA - Argentine Banking Association) filed a petition against the precautionary measures before the Supreme Court of Justice of the Nation seeking that the Supreme Court consider the issue directly (Per Saltum procedure). As of the date of issuance of these consolidated financial statements, the Supreme Court had not yet issued any ruling on the issue. As a consequence of constitutional rights protection actions filed by depositors, by the date of issuance of these consolidated financial statements, the Bank had paid out 59,399 (in thousands of ARS) and 66,839 (in thousands of US dollar).

               On April 25, 2002, National Congress enacted Law No. 25,587, on Public Emergency and Foreign Exchange System Reform, which sets forth that in court proceedings of any nature where defendants include financial institutions, and the matter of which regards financial loans, receivables, debts, obligations, deposits or reprogramming that could be considered affected by the provisions of Law No. 25,261 and its administrative order and supplementary measures, the precautionary measures provided by Section 230 of the Federal Civil and Commercial Procedure Code shall only be admissible when there were the danger that the maintenance or any alteration, as the case may be, of the status quo, whether under law or de facto, could interfere with the final judgment or render its execution impossible or ineffective.

               These statutory provisions, matters of public policy, shall be applicable to all cases in process and all precautionary measures pending execution, whatever the date of the court order.

          c)   Changes in the macroeconomic situation

               The negative effects for the financial system as a whole of the situations described above are related to the deep illiquidity, the impact of the devaluation of the peso, and the switching of obligations and deposits into pesos and their consequences on the recoverability of government and private sector loans, reduced profitability and the mismatch of terms and currencies.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

      The Bank's Management is continually assessing the magnitude of the impact that economic measures could have on the Bank's equity and financial situation.

      These consolidated financial statements have been prepared assuming that the Bank will continue as a going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of public debts and the implementation of the Bank's own action plans, will allow it to continue its operations and meet the liquidity and solvency ratios required by the BCRA and, accordingly, these consolidated financial statements do not include adjustments related to the recoverability of the asset amounts booked or the sufficiency of liabilities that may be necessary to resolve favorably the situations described above.

2.    THE BANK'S CORPORATE SITUATION

      As of April 26, 2002, Santander Central Hispano (SCH) Group owns, directly and through Administracion de Bancos Latinoamericanos Santander S.L. and other SCH Group companies, and also taking into account the exercise in January 2002 of call options - acquired in September 1998 - on shares owned by Merril Lynch International (holder of the rights and obligations of the Bank's former controlling shareholders), class "A" and "B" shares of Banco Rio de la Plata S.A., such shares represent 98.85% of capital stock equivalent to 99.23% of votes.

      As from 1997, the Bank lists its stock on the Buenos Aires Stock Exchange
      (BCBA) and on the New York Stock Exchange (NYSE) and, since 1999, on the Latin-American Euro Stock Exchange (Latibex) in Spain. The Shareholders' Meeting of Banco Rio de la Plata S.A. of April 27, 2001, agreed, among other things, to delist from the NYSE the "American Depository Receipts"
      (ADRs) which represent Bank shares because of the low number of holders and volume traded. On November 1, 2001, Banco Rio de la Plata S.A. announced that its ADRs would be delisted from the NYSE, but the request to deregister ADRs from the United States Securities and Exchange Commission (SEC) had not been filed yet. On December 14, 2001, the Bank's ADRs were suspended and delisted from the NYSE, as instructed by the SEC.

      As a consequence of the commitments made upon the execution of the Bank's stock transfer to the current controlling stockholders, a management agreement was entered into with SCH Group for a 10-year term with a 10% annual retribution of the Bank's net income of each year, before income tax.

      2.1.   Merger with Banco Santander S.A. of Argentina.

             On June 26, 1998, the Special Shareholders' Meetings of Banco Rio de la Plata S.A. (Banco Rio) and Banco Santander S.A. of Argentina
             (BSA) approved, among other things, the preliminary merger agreement executed by both institutions, the special merger-purposes financial statements of Banco Rio and BSA as of September 30, 1997, the rate at which shares would be exchanged and the merger of both institutions. In addition, the above mentioned Shareholders' Meetings also approved the increase of the capital stock of Banco Rio de la Plata S.A. to 335,268 (represented by 35,267,675 class "B" book-entry shares, for a nominal value of $ 1 each entitled to one vote per share), allocated the sum of 54,161 as merger premium and the early dissolution, without liquidation, of BSA and the addition of all its assets to and assumption of all its liabilities by Banco Rio (as the surviving entity). The Banks executed the definitive merger agreement on July 31, 1998. The BCRA authorized the merger of both institutions on October 1, 1998. Consequently, on October 15, 1998, BSA merged into Banco Rio de la Plata S.A., effective as of January 1, 1998, transferring all BSA's current businesses as of such date following the procedure described in note 3.4 and the former discontinued all operations (See note 30.1).

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

      2.2.   Merger with Banco Tornquist S.A.

             On January 6, 2000, the controlling shareholders of Banco Rio de la Plata S.A. and Banco Tornquist S.A. (an entity in which SCH indirectly holds a 100% equity interest) executed an agreement for the merger of both entities, whereby all Banco Tornquist S.A. (absorbed entity) operations are to be merged into Banco Rio de la Plata S.A. (absorbing entity). Under the abovementioned agreement, Banco Rio de la Plata S.A. took over management of Banco Tornquist S.A. for the purpose of ensuring effective integration of operations, customer service continuity, and sharing the benefits of the former's broad range of services. Furthermore, on February 16, 2000, Banco Rio de la Plata S.A. and Banco Tornquist S.A. executed a preliminary merger agreement; also, the Boards of Directors of both entities approved the special merger-purposes consolidated financial statements of Banco Rio de la Plata S.A. and Banco Tornquist S.A. as of December 31, 1999, and the share exchange rate.

             On April 28, 2000, the Shareholders' Meetings of Banco Rio de la Plata S.A. and Banco Tornquist S.A. approved, among other issues, the preliminary merger agreement that had been executed between the two Banks, the merger-purposes special consolidated financial statements of Banco Rio de la Plata S.A. and Banco Tornquist S.A. as of December 31, 1999, the share exchange ratio and the effective merger of both institutions. In addition, the abovementioned shareholders' meetings approved that the capital stock of Banco Rio de la Plata S.A. be increased to 346,742 (represented by 11,473,990 Class B book-entry shares of a face value of $1 each and entitled to one vote per share), the dissolution without liquidation of Banco Tornquist S.A. and the transfer of its entire equity to Banco Rio de la Plata S.A. (the surviving entity).

             The BCRA, through Resolution No. 122 dated March 9, 2000, authorized Banco Tornquist S.A. to be merged with and into the Bank and allow the operating ratios used for regulatory purposes to be computed on a consolidated basis. Also, the merger was authorized by the BCBA on May 31, 2000, and by the CNV through Resolution No. 13,452 dated June 30, 2000.

             Accordingly, the merger of Banco Tornquist S.A. with and into Banco Rio de la Plata S.A. became final on June 30, 2000, and was given retroactive effect as from January 1, 2000. All Banco Tornquist S.A. business outstanding as of such date was transferred to the Bank following the procedure described in note 3.4 and the former discontinued all operations. The merger of Banco Tornquist S.A. with and into Banco Rio de la Plata S.A. and the former's subsequent dissolution was registered with the IGJ on July 13, 2000.

3.    SIGNIFICANT ACCOUNTING POLICIES

      Banco Rio de la Plata S.A. is a private sector commercial bank in Argentina organized and existing under the laws of Argentina. It also has a foreign branch in Grand Cayman and other related companies. The principal business of the Bank is to engage directly and indirectly through its foreign branch and related companies, in a wide variety of commercial banking activities and related financial and non-financial services in Argentina and abroad, including investment banking and capital markets activities in pesos and U.S. dollars with both retail and wholesale customers.

      The consolidated financial statements include the accounts of the Bank in Argentina and its foreign branch (See note 3.2 below) and its directly or indirectly held subsidiaries. All significant intercompany transactions have been eliminated.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

      As of December 31, 2001 and 2000, the Bank has consolidated its financial statements with Santander Riobank (Grand Cayman) and its subsidiaries, Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A.

      The Bank's (direct and indirect) equity interest in subsidiaries is as follows:

                                                                        Shares                 Percentage over
                                                              -------------------------- ----------------------------
                              Company                                                        Total        Possible
                                                                  Type        Number        Capital        votes
      ------------------------------------------------------- ------------ ------------- ------------- --------------
      Santander Riobank (Grand Cayman)                           Common      9,360,000      100.00%       100.00%
      Santander Sociedad de Bolsa S.A.                           Common      4,900,000      100.00%       100.00%
      Santander Investment Gerente de F.C.I. S.A.                Common        113,740      100.00%       100.00%
      Gire S.A.                                                  Common         57,163       58.33%        58.33%

      As of December 31, 1999, Banco Rio de la Plata S.A. has consolidated its financial statements with the financial statements of Santander Riobank (Grand Cayman) and its subsidiaries, Santander Sociedad de Bolsa S.A. and Santander Investment Gerente de Fondos Comunes de Inversion S.A. as of that date.

      3.1. Comparative Information

           The consolidated financial statements as of December 31, 2001 are presented comparatively with those of the December 31, 2000 and 1999 fiscal years and have been restated to reflect the effect of changes in the purchasing power of the peso through August 31, 1995, as explained in note 3.3.

           The following are the changes in the inflation rate based on the general price index for the fiscal years ended:

           December 31, 2001          (5.30)%
           December 31, 2000           2.40%
           December 31, 1999           1.06%

           As a result of the merger between Banco Rio de la Plata S.A. and Banco Santander S.A. of Argentina mentioned in note 2.1., the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, include the balance sheet and statement of income of the former BSA from the beginning of the year through the merger with Banco Rio de la Plata S.A. (See note 3.4).

           As a result of the merger between Banco Rio de la Plata S.A. and Banco Tornquist S.A. mentioned in note 2.1., the consolidated financial statements for the year ended December 31, 2001 and 2000, include the balance sheet and statement of income of the former Banco Tornquist S.A. from the beginning of the year through the merger with Banco Rio de la Plata S.A.

           By Communiques "A" 3147 as supplemented, and "A" 3345, the BCRA amended the accounting information quarterly/annual publishing rules and regulations and, specifically, the regulations in connection with the presentation and disclosure of the financial statements of financial institutions, which were in effect through September 30, 2000 and 2001, respectively. These changes in disclosures methods do not imply any changes in shareholders' equity or income (loss) for each fiscal year. Consequently, the consolidated financial statements as of December 31, 1999 and 2000 have been reclassified by applying the regulations, for the sole purpose of comparing them with the consolidated financial statements of the year ended December 31, 2001.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

      3.2. Consolidation of the Bank's Foreign Branch and subsidiaries

           The consolidation procedure was as follows:

           a) The financial statements of the foreign branch, originally expressed in U.S. dollars (US$), have been adapted to generally accepted accounting principles in Argentina and the standards of the Central Bank. As the functional currency is considered to be the Argentine peso, the branch financial statements amounts were translated into pesos as described below:

              - Assets and liabilities were translated into pesos as described in note 4.a) below.

              - The translation difference on Bank Premises and Equipment and Other Assets was credited to "Adjustments to Stockholders' Equity".

              - Assigned capital was reflected at the peso amounts remitted by Head Office and recorded in the Head Office books.

              - Retained earnings were determined as the difference between assets and liabilities plus capital stock, translated into pesos as indicated above.

              - Income statement accounts were converted into pesos as described in note 4.a) below.

           b) Intercompany transactions between foreign branch and Head Office were eliminated from both the Balance Sheets and the Statements of Income.

           c) The subsidiaries' financial statements have been prepared in accordance with the same accounting methods as those applied by Banco Rio de la Plata S.A. to prepare its financial statements insofar as valuation of assets and liabilities, measurement of income and restatement procedures are concerned.

              Intercompany transactions between subsidiaries and between these and the Bank were eliminated from both the Balance Sheets and the Statements of Income.

      3.3. Restatement of the Head Office's and Local Branches' financial statements in equivalent purchasing power

           The consolidated financial statements have been prepared from the Bank's books of account in conformity with the accounting standards of the BCRA.

           The consolidated financial statements fully reflect the effect of changes in the purchasing power of the peso through August 31, 1995 by the application of the method for restatement in constant pesos set forth in Technical Resolution No. 6 of the "Federacion Argentina de Consejos Profesionales de Ciencias Economicas" (FACPCE - Argentine Federation of Professional Council in Economic Sciences). As from September 1, 1995, in view of the economic stability conditions prevailing at the time and as required by General Resolution No. 272 of the CNV and Communique "A" 2365 of the BCRA, the Bank suspended the application of the restatement-in-constant-pesos method and maintained the restatement recorded until such date.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

           This criterion has been accepted by professional accounting standards as long as the variation in the internal producer price index, general level, applicable for such restatement does not exceed an annual 8% rate. The variation of such index for each of the years ended as from September 1, 1995, was below such percentage. However, the "Instituto Nacional de Estadistica y Censos" (INDEC - Argentine Institute of Statistics and Census) informed that such index had increased by 6.6%, 11% and 11.2%, respectively, for January, February and March 2002.

           Considering the existence of a new inflationary context and the conditions imposed by the new system created by the Law on Public Emergency and Exchange System Reform, which are described in detail in note 1, on March 6, 2002, the Directors of CPCECABA approved Resolution MD No. 03/02, which provides, among other things, the resumption in the application of the inflation adjustment for the interim periods or years ended as from March 31, 2002. Such Resolution further provides that the above mentioned adjustment may be applied in advance and establishes that the accounting measurements restated upon the change on the currency purchasing power loss (gain) until the interruption of the adjustments, including those measurements dating back to the stability period, shall be considered restated as of December 2001. The restatement-in-constant-pesos method shall be applied to the accounting cost values prior to the capitalization of the exchange differences mentioned in note 4.s), which shall be considered an advanced recognition of variations in the purchasing power loss
           (gain) of currency and will, therefore, be absorbed by the value in constant pesos of assets. The Bank must apply the provisions of Resolution MD No. 03/02 of the CPCECABA upon approval by the related controlling authorities.

      3.4. Procedure to incorporate Banco Santander S.A. of Argentina's and Banco Tornquist S.A.'s balances

           Similar methods to those applied by Banco Rio de la Plata S.A. to prepare the consolidated financial statements as of December 31, 1998 and 2000, were used for the valuation of assets and liabilities and the calculation of income (loss) of the former Banco Santander S.A. of Argentina and the former Banco Tornquist S.A., respectively.

           The procedures to incorporate the former Banco Santander S.A. of Argentina's and the former Banco Tornquist S.A.'s accounts to the consolidated financial statements of Banco Rio de la Plata S.A. were as follows:

           a) Balance Sheet:

              -  Banco Santander S.A. of Argentina:

                 On April 30, 1998, Banco Rio de la Plata S.A. and Banco Santander S.A. of Argentina executed an assets and liabilities purchase agreement whereby Banco Santander S.A. of Argentina transferred to Banco Rio de la Plata S.A. a portion of the former's assets and liabilities as of that date at book value.

                 As from the merger date, the former Banco Santander S.A. of Argentina's assets and liabilities in effect as of such date were incorporated to those of Banco Rio de la Plata S.A. line by line.

                 At the same time, premium on merger was recorded in the amount of 54,161 as a result of the share exchange between the shareholders from both banks as explained in note 2.1.

              -  Banco Tornquist S.A.:

                 The assets and liabilities remaining as of June 30, 2000, were added on a line-by-line basis to those of Banco Rio de la Plata S.A.; the assets of the former Banco Tornquist S.A. amounted to about 980,000 and its liabilities to about 963,000.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


          At the same time, the premium on merger was set in the amount of 125,726 as a result of the share exchange between the shareholders from both banks as explained in note 1 and was recorded under "Stockholders' Equity - Share issue premiums".

    b) Statement of Income:

       The income (loss) items of the former Banco Santander S.A. of Argentina and the former Banco Tornquist S.A. generated from the beginning of the years ended December 31, 1998 and 2000, respectively, through the merger date were allocated, line by line, to those of Banco Rio de la Plata S.A.

    c) Transactions between the former Banco Santander S.A. of Argentina and the former Banco Tornquist S.A. and Banco Rio de la Plata S.A.:

       The balance sheet accounts balances and the transactions between the banks through the merger dates were eliminated.

    d) Statement of cash flows:

       -  Cash provided by transactions:

          The income (loss) for the fiscal years ended December 31, 1998 and 2000, include the cash receipts, disbursements and expenses of the former Banco Santander S.A. of Argentina and the former Banco Tornquist S.A., respectively, from the beginning of these years through the merger dates.

       -  Cash used for assets and/or provided by liabilities:

          The variations in the balance sheet accounts balances are affected by the incorporation of the assets and liabilities of the former Banco Santander S.A. of Argentina and the former Banco Tornquist S.A. as explained in a).


4.  MAIN VALUATION METHODS

    The accounting policies and financial statement presentation conform to the rules prescribed by the Central Bank. The Central Bank prescribes the reporting and disclosure practices of all banks in Argentina, wich practices differ from those applicable to business associations in general. These rules differ in certain respects from generally accepted accounting principles in Argentina. The rules of the Central Bank allowed for certain of the bank's investments in federal government securities to be carried at amortized cost plus interest accrued, basically, when such securities are held for at least one year; whereas Argentine generally accepted accounting principles applicable to business enterprises in general require, under those same conditions, such securities to be accounted for at market value.

    Until February 28, 1999, the Bank classified part of its government securities holdings and certain assets in government securities under repurchase agreements as "available for sale" in accordance with Communique "A" 2266 and supplementary ones of the BCRA, charging the difference between the higher cost and listed prices to the "Stockholders' Equity - Unrealized valuation difference" account. By Communique "A" 2793 dated October 27, 1998, as supplemented, the BCRA had repealed the valuation system to be applied to federal government securities held as "available for sale" (that had been established by Communique "A" 2266 and supplementary ones of the
    BCRA), that was to become effective on March 1, 1999.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


     As disclosed in notes 4.b) and 4.g) below, as of December 31, 2001 and 2000, the Bank classified part of its listed government securities portfolio and certain assets in government securities used by repurchase agreements as "holdings in investment account" in accordance with BCRA standards. Under generally accepted accounting principles in Argentina, the listed Argentine government securities mentioned in the preceding paragraph should have been valued at the listed price net of estimated selling expenses, crediting (charging) any differences in the listed price to current income (loss) of each year.

     As disclosed in note 4.c) below during the fiscal year ended, and as provided by Decree No. 1387/01, Banco Rio de la Plata S.A. and its subsidiary Santander Riobank (Grand Cayman) swapped Federal Government securities, bonds, and Treasury Notes (classified and valued as "Investment accounts" or "trading or financial transactions" under BCRA accounting standards) with the Federal Government on November 6, 2001.In accordance with Argentine professional accounting standards the abovementioned loans should be valued, until November 6, 2001, thus converting then into loans to the Government, considering the respective listed prices of the securities swapped, the listed price on such date becoming the cost of the transaction to which the interest accrued from then and until year-end should be added. Under Argentine professional accounting standards the effect of such holdings as of November 6, 2001, as disclosed in note 30.6.c).

     In all other respects, BCRA standards are consistent with Argentine generally accepted accounting principles in Argentina. Certain of the required disclosures of the BCRA have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United SEC's regulations for foreign registrants. The following is a summary of the main valuation methods used in the preparation of the consolidated financial statements:

     a)   Foreign currency assets and liabilities:

          As of December 31, 2001, assets and liabilities in foreign currency were converted at the ARS 1 = USD 1 rate effective as of the date of suspension of the exchange market on December 23, 2001 (See note 1), according to the provisions of BCRA Communiques "A" 3439 and "A" 3574, CPCECABA Resolution MD No. 02/02 and CNV Resolution No. 392/02.

          As of December 31, 2000, such assets and liabilities were converted at the Banco de la Nacion Argentina selling rate (ARS 1= USD 1 in accordance with the Convertibility Law) effective for each currency as of the closing of transactions of the last working day of the year. Any exchange differences have been credited/charged to income of each year.

     b)   Government and private securities:

          -    Listed government securities:

               . Holdings in investment accounts: as of December 31, 2001 each security was valued at original cost, increased by a compound interest formula on the basis of the internal rate of return and the time elapsed since acquisition. For holdings carried over from before the new method came into effect, original cost was considered to be the book value of such holdings as of May 31, 2001, plus the internal rate of return as from such date, as required by Communique "A" 3278 as supplemented by the BCRA.

                    As of December 31, 2000, each security was valued at acquisition cost increased by the interest rate of the current coupon at year-end, with a limit of 120% of market value as of such date, if applicable. On the other hand, the BCRA, through Communique "A" 3303 dated July 20, 2001, extended the transitory suspension of the abovementioned cap equivalent to 120% of market value provided by Communique "A" 3269 of May 9, 2001.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                    Any differences between acquisition cost and the valuation described in the preceding paragraphs have been credited/charged to income of each year.

               . Holdings for trading or financial transactions: they have been valued at the listed price of each security at each year-end. Any differences in listed price have been credited/charged to income of each fiscal year.

          - Unlisted government securities - In foreign currency: they have been valued at residual face value plus interest accrued at each year-end. These amounts were converted into Argentine pesos as described in note 4.a) above.

          -    Listed private securities:

               . Debt securities: valued at their listed price in effect as of each year-end, net of estimated selling expenses. The differences in listed price were charged/credited to income for each fiscal year.

               . Equity securities: valued at their listed price in effect as of each year-end, net of estimated selling expenses. The differences in listed price were charged/credited to income for each fiscal year.

     c)   Guaranteed loans - Decree No. 1387/01

          On November 1, 2001, by Decree No. 1387/01, the Federal Executive instructed the Ministry of Economy to offer, under voluntary conditions, the swap of the federal and provincial public debt for guaranteed loans granted by the Federal Government or the Fiduciary Fund for Provincial Development, intending to obtain a reduction of the interest on the bonds swapped and the extension of amortization periods.

          Decrees No. 1387/01 and 1646/01 established the basic characteristics of such guaranteed loans, which include: conversion at the nominal value plus interest on the obligation swapped (one-to-one), loan denominated in the same currency as the obligation swapped, 3-year term broader than the term of the obligation swapped, tax exemption both for the difference between the conversion value and the market or accounting value and guaranteed loans and interest, providing as security for all payments of principal and interest on guaranteed loans all resources from the bank account credit-debit tax and, in general, all resources of the Federal Government under the federal tax revenue sharing system. Additionally, Decree No. 471/02 provided, among other things, the conversion into Argentine pesos of all obligations of the Federal, Provincial and Municipal public sector denominated in foreign currency, which are only subject to Argentine law at the ARS 1.40 = USD 1 rate or equivalent in any other currency, and the adjustment according the CER and the interest rate applicable to each type of public bond and guaranteed loan, based on its average life and the currency in which it was originally issued. In such sense, the Bank and its subsidiary, Santander Riobank (Grand Cayman), swapped part of their federal government securities and/or loans of the Federal Public Sector effective as of November 6, 2001, for a nominal value of USD 1,084,480,968, receiving in consideration guaranteed loans in the amount of 1,105,865.

          As provided for by BCRA Communiques "A" 3366 and "A" 3385, the initial value of guaranteed loans coincided with the prior accounting value of federal government securities (classified and valued as "investment accounts" or "for trading or financial transactions", under BCRA accounting standards) and/or loans as of the date of the swap, giving rise to no income at all as a result of the recognition of the swap, since the positive difference derived from the swap values established by the Ministry of Economy and the accounting value of the instruments swapped was reflected in an asset regularization account. The balance of such account will be allocated monthly to income in proportion to the term of each guaranteed loan.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


          Consequently, as of December 31, 2001, such guaranteed loans have been valued at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued until the year-end and have been registered in the consolidated financial statements as "Loans to the non-financial public sector" in the amount of 1,005,868, net of discounts.

          Moreover, the Bank has presented before Banco de la Nacion Argentina, in its capacity as fiduciary agent of the Fiduciary Fund for Provincial Development, provincial government securities and loans granted to the Provincial Public Sector with a nominal value of USD 586,365,448 to execute the swap established by Decree No. 1387/01 which, to date, has not yet been documented. Such transaction has been recorded as "Loans to the non-financial public sector" in such amount plus the related interest accrued and pending as of December 31, 2001, under the provisions of Decree No. 1387/01.

     d)   Accrual of interest:

          Interest has been accrued by the straight-line method in the years in which it was generated, except interest on transactions maturing in more than 92 days, on which interest has been accrued according to a compound interest formula.

          Generally, the Bank suspends the accrual of interest when the related loan is past-due and the collection of principal and interest is in doubt. Accrued interest remains on the Bank's books of account and is considered a part of the loan balance when determining the allowance for loan losses. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

     e)   Loans and deposits in government securities:

          They have been valued at the market price prevailing for each security at each year-end, plus accrued interest. Price differences have been credited/charged to income of each year.

     f)   Allowance for doubtful accounts and for contingencies commitments:

          The Bank generally provides for estimated possible future loans losses and the related accrued interest through the establishment of an allowance for loan losses.

          In the past, Argentina has gone through an economic crisis which had an impact on the financial system as a whole. As mentioned in notes 1 and 9, adverse changes in the current economic environment could negatively affect the financial position of the Bank's debtors.

          The allowance for loans losses has been calculated based on the Bank's estimated loan loss risk in the light of debtor compliance, the Bank's analysis of each debtor's loan repayment capacity and the guarantee/security supporting the respective transactions, under Communique "A" 2950 as supplemented of the BCRA.

          In cases where loans with specifically allocated provisions are settled, and the specific provision established in previous years is greater than needed, the reversal of the specific provision is shown in the "Allowances restored to income" account in the accompanying Consolidated Statements of Income.

          Certain loans are charged off directly to the provision for loan losses in the accompanying Consolidated Statements of Income. Generally, these are loans for which a specific provision had not been provided in the Allowance for loan losses.

          Recoveries on charged-off loans are recorded directly in income as "Loans recovered" in the accompanying Consolidated Statements of Income.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


     g) Securities and foreign exchange receivable or deliverable on spot and forward transactions pending settlement:

          The Bank enters into forward contracts to purchase or sell currencies or securities at future dates. A receivable and payable is reflected at the time of the agreement which reflects the amounts of cash and currencies or securities to be exchanged at close of business on the last business day of each year. The difference between the receivable and payable on the original transaction date (premium) is deferred and amortized over the contract life.

          The Bank also purchases and sells foreign currencies on behalf of its customers who will settle on the following day. An asset or liability is reflected for the amounts due from or to the customer and a corresponding asset or liability is reflected for the currency to be exchanged.

          The Bank's receivables or payables representing the future receipt or delivery of currencies or securities are valued as follows:

          - Foreign currency transactions: converted at the Banco de la Nacion Argentina's selling exchange rate for each currency at close of business on the last business day of each year.

          - Government securities held in investment accounts: as of December 31, 2000, such holdings have been valued at acquisition cost increased by the interest rate of the current coupon through December 31, 2000 with a limit of 120% of market value as of the same date, if applicable. Any differences between acquisition cost and the valuation described in the preceding paragraph have been credited/charged to income of each year.

          - Government and private securities held for trading or financial transactions: as of December 31, 2000 they have been valued at the listed price of each security at each year-end. Price differences have been credited/charged to income of the year.

          -    Financial instruments related to repurchase agreements with the
               BCRA: as of December 31, 2000, they have been valued at acquisition cost plus interest accrued but not collected at fiscal year-end.

     h) Amounts receivable and payable under spot and forward transactions pending settlement:

          Such amounts were valued at the price agreed upon for each transaction plus the respective premiums accrued at each year-end.

     i)   Corporate bonds purchased - unlisted:

          They have been valued at acquisition cost plus interest accrued but not collected at each fiscal year-end.

     j)   Certificates of participation in financial trust-unlisted:

          They have been valued at acquisition cost plus interest accrued but not collected at each year-end. These instruments are included in "Other receivables from financial transactions - Other not included in Debtor Rating Standards".

     k)   Assets covered by financing leases:

          Such assets were booked at the present value of unaccrued amounts (the periodic installments and the previously stipulated net book value) calculated according to the conditions agreed upon in the related agreements and applying the respective interest rates.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

     l)   Investments in other companies:

          - Interest in financial institutions, complementary and authorized activities:

               Affiliates - local: Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A.), was valued by the equity method.

               Affiliates - foreign: Bladex S.A. was valued at acquisition cost in foreign currency plus stock dividends received at nominal value converted into pesos as described in note 4.a) above.

               In other companies:

               -    Affiliates - local:

                    . Banelco S.A., Visa Argentina S.A. and Interbanking S.A., were valued by the equity method.

                    . Rio Compania de Seguros S.A., Prestamos de Consumo S.A. and Caminos de las Sierras S.A., were valued at their acquisition cost; the limit on the proportional equity value having been calculated based on the shareholders' equity of the issuing companies according to the last financial statements available.

                    . Mercado de Valores de Buenos Aires S.A.: valued at acquisition cost, restated as explained in note 3.3.

                    . Other local affiliates: were valued at acquisition cost while the Bank has recorded allowances for impairment in value for the amounts by wich the recorded values of equity interest in other unlisted affiliates companies exceed their value as calculated by the equity method on the basis of the latest available financial statements.

               -    Affiliates - foreign: valued at acquisition cost.

          As from the effective date of Law No. 25,063, the dividends, in cash and in kind, received by the Bank for its investments in other companies in excess of their accumulated taxable income upon distribution thereof, will be subject to a 35% income tax withholding as sole and definite payment.

          The Bank has not charged income tax since it estimates that the dividends from earnings recorded by the equity method would not be subject to such tax.

     m)   Bank premises and equipment and other assets:

          They have been valued at acquisition cost plus increases from appraisal revaluations in prior years, restated as explained in note 3.3., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned. These amounts (the net book value) of bank premises and equipment and other assets taken as a whole does not exceed their recoverable value.

     n)   Intangible assets:

          They have been valued at acquisition cost restated as explained in note 3.3., less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned.

     o)   Employee termination pay:

          The Bank expenses employee termination pay when disbursed.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

     p) Certificates of deposit at a variable interest rate - Communique "A" 2482, as supplemented. Hedge options (See note 26.c):

          The variable interest rate and the hedge of these investments, which have been traded for terms exceeding 180 days, were accrued based on the variation in the price of financial assets or financial assets ratios, which are habitually listed on the domestic and international markets. The premiums paid on the execution of agreements involving financial instruments to hedge the income from certificates of deposit were accrued over their respective effective terms.

     q)   Options (See note 26.c)

          .    Call options sold:

               They have been valued at the listed prices of the underlying shares in effect at each year-end. Price differences have been charged/credited to income of each year.

          .    Call and put options purchased and put options sold:

               They have been valued at the strike price.

     r)   Stockholders' equity accounts:

          They have been restated as explained in note 3.3., except "Capital stock" which has been left at its original value. The adjustment required to restate it is included in the "Adjustments to Stockholders' Equity-Adjustment to Capital" account.

     s)   Income statement accounts:

          - Accounts representing monetary transactions (financial income and expense, service charge income and expense, provision for loan losses, operating expenses, etc.) have been accrued monthly at historical amounts.

          - Accounts reflecting the income effect of the sale, retirement or consumption of nonmonetary assets were computed based on the value of those assets, restated as described in note 3.3.

          - Income on investments in subsidiaries has been computed on the basis of the income reported by such subsidiaries, restated as described in note 3.3.

     t)   Consolidated statement of Cash Flows:

          For purposes of reporting cash flows, Cash and cash equivalents include "Cash and Due from Banks".

5.   RESTRICTIONS ON ASSETS

     a) As of December 31, 2001 and 2000, there are other liabilities owed to the "Banco de Inversion y Comercio Exterior" (Investment and Foreign Trade Bank) totaling 5,314 and 9,429, respectively, secured by promissory notes from the Bank's loan portfolio.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

     b) As of December 31, 2001 and 2000, a total of 1,515 in shares of "Mercado de Valores de Buenos Aires S.A." (Buenos Aires Stock Exchange) included in the "Investments in Other Companies" account has been given as collateral in favor of "La Buenos Aires Cia. de Seguros S.A." as required by article 7 of the Operating Regulations of the Buenos Aires Stock Exchange.

     c) As of December 31, 2001, the "Government and private securities - Unlisted government securities" account included tax credit certificates in the amount of 57,371 which may be used to settle certain tax obligations as from the year beginning January 1, 2003, under Decree No. 979/01.

6.   INTEREST-BEARING DEPOSITS WITH OTHER BANKS

     a) Included in "Cash and Due from Banks" are interest-bearing deposits totaling 82,008 and 756,862, as of December 31, 2001 and 2000, respectively.

     b) Included in "Loans - Foreign residents" are overnight foreign bank interest-bearing deposits totaling 620,620 and 125,567, as of December 31, 2001 and 2000, respectively.

7.   GOVERNMENT AND PRIVATE SECURITIES

     A breakdown of the government and private securities is as follows:

                                                           December 31,
                                                   -----------------------------
                 Name of security                     2001            2000
-----------------------------------------------    ------------- ---------------

GOVERNMENT SECURITIES

Holdings in investment accounts

External Bills in foreign currency                   179,208                -
Treasury Bonds                                             -          809,534
Variable Rate Government Bonds                             -          570,219
Global External Bonds                                      -          170,213
Floating Rate Bonds (FRB)                                  -           68,182
External Bills in local currency                           -           45,020
Other                                                      -            9,542
                                                     -------        ---------
  Subtotal holdings in investment accounts           179,208        1,672,710
                                                     -------        ---------

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

                                                                            December 31,
                                                                       ----------------------
                      Name of security                                    2001       2000
---------------------------------------------------------------------- ----------  ----------
Holdings for trading or financial transactions

Central Bank of the Oriental Republic of Uruguay                           1,417       1,417
External Bonds                                                             1,093         545
Treasury Bonds                                                               539      32,686
Global External Bonds                                                        347      40,733
Dollar denominated, secured, floating rate Bonds (Discount Bonds)            259          20
Variable Rate Government Bonds                                               100       8,184
Pension Fund Debt Consolidation Bonds                                         96       8,498
Debt Consolidation Bonds                                                      29       9,852
External Bills                                                                17       3,122
Treasury Bills                                                                 -      72,188
Buenos Aires Province Consolidation Bonds                                      -       3,767
Bonds of the Argentine Republic in Euros                                       -       1,900
Other                                                                        557       5,758
                                                                       ---------   ---------
  Subtotal holdings for trading or financial transactions                  4,454     188,670
                                                                       ---------   ---------
TOTAL INVESTMENTS IN GOVERNMENT SECURITIES - LISTED                      183,662   1,861,380
                                                                       ---------   ---------

Government securities - Unlisted
Fixed - rate Government Bonds of the Argentine Republic 2002 - 9%        192,634           -
Tax credit certificate                                                    57,371           -
Treasury Bills to settle obligations of the Province of Buenos Aires       1,515      24,971
Other                                                                        408           -
                                                                       ---------   ---------
TOTAL OF GOVERNMENT SECURITIES - UNLISTED                                251,928      24,971
                                                                       ---------   ---------
TOTAL INVESTMENTS IN GOVERNMENT SECURITIES                               435,590   1,886,351
                                                                       =========   =========

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Debt Securities

Fideicomiso Financiero Pegasus Clase "B"                                   2,537           -
Origenes Vivienda S.A                                                      2,348       8,331
Banco Hipotecario Nacional S.A                                               798       2,222
Multicanal S.A                                                                85       2,581
Sideco Americana S.A                                                          64       1,354
Empresa Distribuidora de Electricidad de Mendoza S.A                           -      15,680
Distribuidora de Gas del Centro S.A                                            -       2,360
Other                                                                      1,977       6,485
                                                                       ---------   ---------
     Subtotal Other Debt Securities                                        7,809      39,013
                                                                       ---------   ---------

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

                                                                          December 31,
                                                                     ---------------------
                                   Name of security                     2001       2000
          ---------------------------------------------------------- ---------   ---------
          Equity Securities

          Superfondo Europa                                              5,410       7,909
          Fideicomiso Financiero La Nacion                               3,639           -
          Metrovias S.A                                                  1,111       1,753
          Superfondo Inmobiliario                                          790       1,196
          Quickfood S.A                                                    676       1,432
          Superfondo Ahorro US$                                              -       6,327
          Superfondo Ahorro $                                              270       5,391
          Other                                                            575       3,227
                                                                     ---------   ---------
               Subtotal Equity Securities                               12,471      27,235
                                                                     ---------   ---------
               TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES           20,280      66,248
                                                                     =========   =========
               TOTAL GOVERNMENT AND PRIVATE SECURITIES                 455,870   1,952,599
                                                                     =========   =========

8.   LOANS

     Description of certain categories of loans on the accompanying Balance Sheets include:

          Non financial public sector: loans to public sector, excluding public financial entities.

     - Financial sector: short-term loans to other banks and short-term loans from foreign branch to banks outside Argentina.

     - Private non financial sector and foreign residents: loans given to the private sector (excluding financial entities) and residents abroad from Argentina.

     - Overdraft: basically short-term loans to companies and overdraft lines of credit.

     -    With collateral security: loans secured by privileged guarantees.

     -    Credit cards: consists mainly of credit card loans.

     Under BCRA rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

                                                                December 31,
                                                          ------------------------
                                                             2001         2000 (1)
                                                          ----------    ----------
Non financial public sector                                2,080,557     1,632,790
                                                          ----------    ----------
Financial sector                                             136,419        84,698
                                                          ----------    ----------
Private non financial sector and foreign residents

     Commercial

     With Senior "A" guarantees and counter-guarantees        67,418       147,768

     With Senior "B" guarantees and counter-guarantees       164,702       390,599

     Without senior guarantees or counter-guarantees       2,355,496     2,337,220

     Consumer

      With Senior "A" guarantees and counter-guarantees        5,661         1,763

      With Senior "B" guarantees and counter-guarantees    1,203,688     1,155,187

      Without senior guarantees or counter-guarantees        870,657       861,770
                                                          ----------    ----------
                                                           4,667,622     4,894,307
                                                          ----------    ----------
Subtotal Loans                                             6,884,598     6,611,795
                                                          ----------    ----------
      Less:  Allowance for loan losses                      (225,193)     (236,810)
                                                          ----------    ----------
Total loans, net of allowances                             6,659,405     6,374,985
                                                          ==========    ==========

     Commercial loan: encompasses all financing facilities, other than those not reaching an amount equivalent to Argentine Pesos (Ps.) 200 thousand with or without senior guarantees.

     Consumer loan: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to Ps. 200 thousand with or without senior guarantees.

     "With Senior "A" guarantees and counter-guarantees" consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of collateral of self-liquidation.

     "With Senior "B" guarantees and counter-guarantees" consist, in general, of real estate mortgages and other forms of collateral pledged to secure the loan amount. The entire principal amount of loan is included under the heading "preferred guarantees" regardless of the current market value of the collateral.

     "Without Senior guarantees or counter-guarantees" consist, in general, of unsecured third-party guarantees.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)


A classification of loans by status is as follows:

                                                                            December 31,
                                                     ------------------------------------------------------------
                                                                  2001                         2000 (1)
                                                     -----------------------------   ----------------------------
                                                       Commercial       Consumer      Commercial      Consumer
                                                     --------------   ------------   ------------   -------------
Normal                                                  4,665,942       1,916,859     4,454,906       1,811,730
Potential Risk/Inadequate compliance                       33,594         102,023        19,133         101,100
With Problems/Deficient compliance                         12,872          29,296        14,255          38,179
High risk of insolvency                                    82,239          29,327        86,824          24,778
Irrecoverable                                               1,018           2,501        16,586          42,945
Irrecoverable under Central Bank standards                  8,927               -         1,359               -
                                                        ---------       ---------     ---------       ---------
                                                        4,804,592       2,080,006     4,593,063       2,018,732

Less: Allowances                                         (183,124)        (42,069)     (165,005)        (71,805)
                                                        ---------       ---------     ---------       ---------
Total loans, net of allowances                          4,621,468       2,037,937     4,428,058       1,946,927
                                                        =========       =========     =========       =========

A breakdown of total loans by geographic location of the borrowers is as follows:

                                                                               December 31,
                                                                       ---------------------------
                                                                          2001          2000 (1)
                                                                       -------------  ------------
Argentina                                                               6,095,160      6,301,176
United States of America                                                  661,270        183,513
Brazil                                                                          -         18,647
                                                                        ---------      ---------
                                                                        6,756,430      6,503,336

Accrued interest and price differences receivable                         128,168        108,459
Less: Allowances                                                         (225,193)      (236,810)
                                                                        ---------      ---------
Total loans, net of allowances                                          6,659,405      6,374,985
                                                                        =========      =========

A breakdown of total loans by sector activity classified according to the principal business of the borrowers is as follows:

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000, AND 1999

                         (Stated in thousands of pesos)

                                                                  December 31,
                                                         -----------------------------
                                                             2001            2000 (1)
                                                         -------------    ------------
Services                                                  2,575,718          2,159,643
Finance                                                     701,048            430,171
Construction Industry                                       358,164            443,155
Other Manufacturing Industries                              240,211            395,402
Retail Merchants                                            381,561            341,559
Wholesale Merchants                                         189,052            357,131
Primary Production                                          250,333            275,195
Base Metal Industries                                        26,580             63,806
Consumer                                                  1,478,112          1,308,148
Foodstuffs                                                  114,731            179,736
Chemical Products                                            52,313             91,991
Petroleum and Coal Products                                 111,813             58,824
Electric, Gas, Water and Health Services                     32,037            132,605
Textiles                                                     32,731             43,406
Other                                                       340,194            331,023
                                                          ---------          ---------
                                                          6,884,598          6,611,795

Less:  Allowances                                          (225,193)          (236,810)
                                                          ---------          ---------
Total loans, net of allowances                            6,659,405          6,374,985
                                                          =========          =========

During 2001 and 2000, the Bank had loans to certain companies related to executive officers and directors of the Bank and its subsidiaries. Loans outstanding to these companies as of December 31, 2001 and 2000 totaled 190,696 and 15,970, respectively. It is the Bank's policy that such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements.

The detail of the above mentioned loans is as follows:

                                                                                 December 31,
                                                                          -----------------------
                                                                             2001       2000 (1)
                                                                          ----------  -----------
Origenes Vivienda y Consumo Cia. Financiera S.A. (former Origenes
Vivienda S.A.)                                                              98,347       12,462
Caminos de las Sierras S.A.                                                 92,290            -
Rio Compania de Seguros S.A.                                                    59            -
Prestamos de Consumo S.A.                                                        -        3,508
                                                                          --------     --------
                                                                           190,696       15,970
                                                                          ========     ========

(1)      See note 3.1.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

9.   CREDIT ASSISTANCE

     a)   Credit assistance to the non-financial public sector

          As a consequence of the enactment of the Law on Public Emergency and Exchange System Reform and the suspension in payment of the public debt, the fulfillment of such obligations is conditioned by the Federal Treasury's lack of resources and the continuance of the fiscal deficit of municipal, provincial and federal public accounts, which inevitably resulted in significant public indebtness. Consequently, the Ministry of Economy has been empowered to enter into negotiations and adopt any necessary measures to restructure the debt of the Federal Government.

          In this respect, on February 27, 2002, the Federal Government and the provinces signed the Agreement on Financial Relations and bases for a Federal Tax Revenue-Sharing system whereby, among other provisions, the Federal Government is entrusted by provincial governments with the duty to renegotiate provincial public debts, which may be restructured under the same terms and conditions as the federal public debt.

          On March 6, 2002, Decree No. 471/02 defined the treatment applicable pursuant to Law No. 25,561 and Decree No. 214/02 to the debt originally stipulated in US dollars or any other foreign currency by the municipal, provincial and federal public sector such obligations are subject to Argentine law.

          As of December 31, 2001, the Bank and its subsidiaries carries the following receivables from the public sector:

          - Municipal, provincial and federal public bonds in the amount of 435,590. The detail of such portfolio is disclosed in note 7.

          - Credit assistance to the municipal, provincial and federal public sector for 2,080,866, whose origin may be classified as follows:

                                                                                                Amount as of
                                           Item                                                  12-31-2001
          ------------------------------------------------------------------------          ------------------
            .   Guaranteed loans - Decree No. 1387/01 - (net of discounts) (1)                   1,597,903
            .   Other loans to the federal public sector (Provincial Development
                Trust Fund)                                                                        388,889
            .   Loans to the provincial public sector and its decentralized
                entities: Province of Santa Fe                                                      28,500
                Housing Institute of the Province of Misiones                                        4,857
                Roadworks Administration of the Province of Chubut                                   1,780
            .   Loans to the municipal public sector and its decentralized entities:
                Municipality of Lujan de Cuyo - Province of Mendoza                                  1,129
                Municipality of Godoy Cruz - Province of Mendoza                                       167
            .   Loans to other entities of the public sector:
                Yacireta Binational Entity                                                          22,272
                National Institute for Retirees and Pensioners                                       5,500
                All other credit assistance to the public sector                                    29,869
                                                                                                 ---------
                Total (2)                                                                        2,080,866
                                                                                                 =========

           (1) Includes 586,367 in loans guaranteed to the provincial public sector presented for the debt swap established under Decree No. 1387/01, (See note 4.c).
           (2) Includes 309 in other guarantees given to the federal public sector recorded under "Memorandum accounts - credit balances-contingencies".

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

          The BCRA rules related to minimum loan loss reserves do not require setting up any reserve for the credit assistance provided to this sector (See note 30.6.c)). To the date of issuance of these consolidated financial statements, it is not possible to determine the future effects that the continuance of the economic crisis may have on the recoverability of the book value of such financing.

     b)   Credit assistance to the non-financial private sector debtors

          The effects derived from the crisis Argentina is undergoing and the difficulties in the chain of payments have had a negative effect on financial assistance to borrowers in the Bank's consumer and business credit portfolios. This gave rise to an increasing impairment, compounded with a highly uncertain context that makes it difficult to establish objective criteria to agree on refinancing terms for such loans.

          Communique "A" 3418 of the BCRA of January 3, 2002, provided, for the purposes of classifying debtors in December 2001 and January 2002, to increase by 31 days the delinquency-in-payment term for rating levels 1 (performing normally) and 2 (potential risk / deficient compliance) both for the commercial and consumer portfolios.

          Considering that the basic criteria for measuring the uncollectibility risk is the ability to pay the debt or any future obligation, focusing on the cash flow analysis, the current situation does not allow objective determination of such uncollectibility risk.

          Law No. 25,563 of February 14, 2002, declared a credit and production emergency until December 10, 2003, as a result of the Argentine crisis. Such legislation amends the Bankruptcy Law and related rules; the amendments are mainly intended to provide debtors the possibility of rescheduling their debts towards the financial system, and establishes a 180-day suspension for all court and out-of-court enforced collections and foreclosures, including on mortgages and pledges.

          As of December 31, 2001, the Bank and its subsidiaries carried the following receivables from the non-financial private sector:

                 .    Business portfolio financing          3,273,308
                 .    Consumer portfolio financing          2,410,106
                 .    Debt securities (1)                      11,114
                      (loan loss reserves)                   (233,710)
                                                            ---------
                      TOTAL (2)                             5,460,818
                                                            =========

          (1) Relates to debt securities included in financial statements as "Private and Government Securities - Investment in listed private securities". As of December 31, 2001, the Bank had not recorded any allowance for impairment in value / uncollectibility of such securities.
          (2) Includes: Loans to the private non financial sector and foreign residents (before allowances), Other receivables form financial transactions - Unlisted corporate bonds, Other included in Debtor Rating Standards and Accrued interest receivable included in debtor rating standards, Assets covered by financing leases (before allowances); Other receivables - from sale of assets, Memorandum accounts - Contingency accounts, Credit balances - agreed-upon credits (unused balances) included in Debtor Rating Standards, Other guarantees given included in Debtor Rating Standards and Other included in Debtor Rating Standards.

     The eventual recovery of financing granted depends on the future evolution of the Argentine economy and the effects derived from the abovementioned restructuring. To the date of issuance of these consolidated financial statements, it is not possible to determine the future effects that the continuance of the economic crisis may have on the recoverability of the book value of such financing.

                 BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 2001, 2000 AND 1999

                        (Stated in thousands of pesos)


10.  ALLOWANCE FOR LOAN LOSSES AND RISK OF IMPAIRMENT IN VALUE OF LOANS

     The movements in the allowance for loan losses for the fiscal years ended December 31, 2001, 2000 and 1999 are as follows:

                                                                          December 31,
                                                       ---------------------------------------------
                                                            2001             2000           1999
                                                       -------------    -------------   ------------
     Net book value at beginning of fiscal year            236,810          168,112         173,300

     Increase in allowances (1)                        (*) 257,107      (*) 304,730     (*) 111,050

     Application of allowances (2)                        (268,724)        (231,673)       (115,905)

     Allowances restored to income (3)                           -           (4,359)           (333)
                                                          --------         --------        --------
     Balance at end of fiscal year                         225,193          236,810         168,112
                                                          ========         ========        ========

     (1) As of December 31, 2000 the increase in allowances includes 167,080 and 214 in the year's beginning balances and the incollectibility charges, respectively, for the period 01/01/2000 through 06/30/2000 related to the former Banco Tornquist S.A.

     (2) As of December 31, 2000 applications includes 37,843 for the period 01/01/2000 through 06/30/2000 related to the former Banco Tornquist S.A.

     (3) As of December 31, 2000 allowances restored to income includes 2,669 for the period 01/01/2000 through 06/30/2000 related to the former Banco Tornquist S.A.

     (*) The differences in provisions, as set forth in this table and the Consolidated Statements of Income, represent direct charges to income.

     A portion of the Bank's loan portfolio is under court or other agreements to satisfy the debt on a different basis from the original loan terms. The Bank eliminates any differences between principal amount and accrued interest due under the original loan and the new loan amount through an increase in the allowance for loan losses. Loans under such agreements totals 70,947 and 153,554 as of December 31, 2001 and 2000, respectively.

11.  OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

     Certain of the other receivables from financial transactions are enhanced by credit support from governmental agencies or other financial institutions. Therefore, other receivables from financial transactions as of December 31, 2001 and 2000 are classified as follows:

                                                               December 31,
                                                          ----------------------
                                                             2001        2000
                                                          ---------  -----------
     With senior guarantees or counter-guarantees                -    1,107,475
     Without senior guarantees or counter-guarantees       889,092    3,239,583
                                                          --------    ---------
                                                           889,092    4,347,058
                                                          ========    =========

                   BANCO RIO DELA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)

      The Bank and its subsidiaries enter into spot and forward transactions in government securities and foreign currencies. They recognize the cash and security or currency amount to be exchanged in the future as a receivable and payable at the initial transaction date. The assets and liabilities related to such transactions are as follows:

                                                                                                 December 31,
                                                                                        -----------------------------
                                                                                             2001            2000
                                                                                        --------------- -------------
      Spot and forward purchases of foreign currency pending settlement                      124,269         599,946
      Payables on spot and forward purchases of foreign currency pending settlement          129,570         622,955
      Forward purchases of securities under repurchase agreements                                  -         591,692
      Payables on forward purchases of securities under repurchase agreements                      -         506,299
      Receivables on spot and forward sales of foreign currency pending settlement           327,404       1,536,054
      Spot and forward sales of foreign currency pending settlement                          327,442       1,538,790
      Receivables on repurchase agreements of government securities and certificates
         of deposit                                                                                -         554,384
      Forward sales of government securities under repurchase agreements and
         certificates of deposit                                                                   -         553,896
      Spot sales of government and private securities pending settlement                          22         141,051
      Receivables on spot sales of government and private securities pending
         settlement                                                                           11,319         141,011
      Spot purchases of government and private securities pending settlement                       -         140,638
      Payables on spot purchases of government and private securities pending
         settlement                                                                           11,289         139,962

      These instruments consist of foreign currency spot and forward purchase and sale contracts and spot and forward purchases and sales of securities, whose valuation method is disclosed in note 4.g).

      The fair value of these instruments held during the years ended December 31, 2001 and 2000 was:

                                            December 31, 2001                 December 31, 2000
                                    -------------------------------   ------------------------------
                                       Average          End-of-year      Average        End-of-year
                                      fair value        fair value      Fair value      fair value
                                    ---------------  --------------   -------------- ---------------
                ASSETS                   684,015          124,269       1,131,337        1,332,276

                LIABILITIES            1,327,285          327,464       2,258,316        2,233,737

      Premiums on these instruments have been included in the Financial Income and Financial Expense captions of the Consolidated Statement of Income of each year.

12.   INVESTMENTS IN OTHER COMPANIES

      The following table provides information with respect to the main equity ownership of the Bank and its subsidiaries in other companies and other information about such companies as of the close of the fiscal year indicated for each such company:

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 and 1999

                         (Stated in thousands of pesos)


                                                 Book value
                                             --------------------                  Last Published
                                       %        December 31,                        Stockholders'      Fiscal
                                    Shares   --------------------      Principal        Equity        year-end/
                Company              Owned     2001      2000          Activity     (in thousands)   period-end
      ----------------------------- -------- --------------------   ------------- ---------------- --------------
      Bladex S.A.                     (1)        989       998         Banking       US$   699,204    12-31-00
      Banelco S.A.                   20.00%    3,674     3,412         Services      Ps.    18,369    09-30-01
      Visa Argentina S.A.             5.00%      645       924         Services      Ps.    15,534    05-31-01
      Interbanking S.A.              15.00%      753       753         Services      Ps.     5,640    12-31-00
      Mercado de Valores de                                           Securities
      Buenos Aires S.A.               0.94%    1,515     1,515          Market       Ps.   155,797    03-31-02
      Caminos de las Sierras S.A.    37.97%   37,753         -        Road works     Ps.   124,700    09-30-01
      Origenes Vivienda y Consumo
      Cia. Financiera S.A.
      (Former Origenes Vivienda
      S.A.) (2)                      12.50%    3,202     3,502         Services      Ps.    28,133    09-30-01
      Rio Cia. de Seguros S.A.       12.50%      818       818        Insurance      Ps.    10,351    09-30-01
      Prestamos de Consumo S.A.          -         -     1,832         Services      Ps.    14,661    12-31-00
      Other                           (3)      1,468     1,254           (3)                 (3)        (3)
                                              ------    ------
      Subtotal                                50,817    15,008

      Allowances                                (453)     (450)
                                              ------    ------
      Total                                   50,364    14,558
                                              ======    ======

      (1) The Bank and Santander Riobank (Grand Cayman) hold 47,386 Class "B" shares, no-par value, one vote per share and 7,812 preferred shares, par value US$10 per share, nonvoting.
      (2)   See note 2.2.
      (3)   Less than 5% held issuer's capital stock.

      As of December 31, 2001 and 2000, the balances of transactions with related companies are as follows:

                                         December 31,
                                      --------------------
                                          2001    2000
                                      ---------  ---------

      Loans                             190,696  15,970
      Deposits                            1,595   2,215


13.   BANK PREMISES AND EQUIPMENT, OTHER ASSETS AND INTANGIBLE ASSETS

      The main categories of Bank's and its subsidiaries' premises and equipment and other assets and intangible assets at the end of each year are as follows:

                                                             December 31,
                                                     ---------------------------
                       Bank premises and equipment        2001           2000
      ---------------------------------------------- -------------  ------------

      Land and buildings                                 351,816        351,474
      Furniture and fixtures                              41,339         40,459
      Machinery and equipment                            115,784        117,169
      Automobiles                                          1,459          1,521
      Other                                               11,616         10,920
      Accumulated depreciation                          (199,610)      (173,712)
                                                        --------       --------
                                                         322,404        347,831
                                                        ========       ========

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

                                                                                         December 31,
                                                                                  -------------------------
                                 Other Assets                                         2001         2000
    ----------------------------------------------------------------------------- ------------ ------------
    Construction in progress                                                          2,100        2,764
    Advances against purchases of goods                                                 476           95
    Works of art                                                                        398          398
    Stationery and supplies                                                             380          333
    Assets rented out                                                                 4,052        4,053
    Other                                                                            17,710       14,973
    Accumulated depreciation                                                           (699)        (577)
                                                                                    -------      -------
                                                                                     24,417       22,039
                                                                                    =======      =======
                                   Intangible Assets
    -----------------------------------------------------------------------------

    Goodwill for the purchase of certain assets and liabilities of Banco Rio
    Tercero Cooperativo Limitado                                                        433          625

    Other Intangible assets (net of 99,981 and 77,362 of accumulated amortization as of December 31, 2001 and 2000, respectively):

    -  Administrative and systems reorganization done by third parties               31,861       32,464
    -  Improvements in third-party property and information systems
       investments made by third parties in local and foreign branches                3,434       13,577
                                                                                    -------      -------
                                                                                     35,728       46,666
                                                                                    =======      =======

    As of December 31, 2001 and 2000, the amortization expense on goodwill was 192 and 245, and amortization expense on other intangible assets was 33,746 and 36,040, respectively.

14. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - CENTRAL BANK

    The Bank obtained funds under various credit facilities from the Central Bank for specific purposes as follows:

                                                                                         December 31,
                                                                                  -------------------------
                                                                                      2001         2000
                                                                                  ------------ ------------
    Short-term borrowings
          Other Central Bank liabilities                                                422        1,357
          Export financing                                                              105          104
                                                                                    -------      -------
          Subtotal                                                                      527        1,461
                                                                                    -------      -------
    Long-term debt
          Export financing                                                              105          211
                                                                                    -------      -------
          Total                                                                         632        1,672
                                                                                    =======      =======

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


    Accrued interest on the above liabilities are 5 and 7 as of December 31, 2001 and 2000, respectively, and are included in "Central Bank of the Argentine Republic - Others" under the caption "Other liabilities from financial transactions" in the accompanying balance sheets.


15. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - BANKS AND INTERNATIONAL ORGANIZATIONS AND FINANCING FROM FINANCIAL INSTITUTIONS

                                                                               December 31,
                                                                        -------------------------
                                                                            2001         2000
                                                                        ------------ ------------
    Short-term borrowings
          Funded lines of credit from foreign banks                         129,751      291,230
          Other loans from financial institutions                           120,855      265,022
          Export Financing                                                  267,678      434,539
          Accrued interest                                                   12,080       12,931
                                                                          ---------    ---------
          Subtotal                                                          530,364    1,003,722
                                                                          ---------    ---------
    Long-term debt
          Funded lines of credit from foreign banks                          48,978            -
          Export financing                                                   87,465       62,007
          Other loans from financial institutions                             7,692            -
          Accrued interest                                                    1,270        1,560
                                                                          ---------    ---------
          Subtotal                                                          145,405       63,567
                                                                          ---------    ---------
          Total                                                             675,768    1,067,289
                                                                          =========    =========

    Accrued interest on the above liabilities are 13,350 and 14,491 as of December 31, 2001 and 2000, respectively, and are included in "Accrued interest and price differences payable" under the caption "Other liabilities from financial transactions" in the accompanying balance sheets.

    Long-term debt from financial institutions consists mainly of loans from foreign banks used to fund export activities in dollars with annual interest rates ranging from 6.05% to 11.82% as of December 31, 2001.

    Maturities of the above long-term debt are as follows as of December 31, 2001:

                                2003               69,280
                                2004               76,125

    Short-term borrowings from financial institutions have maturities of generally less than one year and primarily consist of borrowings banks term foreign and interbank placements with annual interest rates ranging from 2.75% to 12.90% in dollars as of December 31, 2001.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

16.      OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - UNSUBORDINATED
         CORPORATE BONDS

         a) Class IV Corporate Bonds

            As of December 31, 2001 and 2000, the Bank has outstanding issues of Corporate Bonds, authorized by the Regular General Stockholders Meeting of September 15, 1992, according to the following detail:

                            Date             Face                          Interest
               Class       Issued            Value           Maturity        Rate          Authorized by CNV
             ----------  ---------  -------------------  --------------   ------------   -------------------------
                 IV       12-15-93   US$ 250,000,000         10 years       8.75%               12-03-93

            The principal amount and interest accrued, biannual payed, of these bonds as of December 31, 2001 and 2000, net of discounts, totaled 250,896 and 250,876, respectively, and in line with the provisions of Communique "A" 1907 of the BCRA was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities. As of such dates, the principal amount of these bonds is recorded under "Other liabilities from financial transactions - Unsubordinated corporate bonds"

            On October 18, 1994, the Board of Directors determined the issuance conditions of the Second Series Class V Corporate Bonds in the amount of US$50 million. These corporate bonds have not as yet been issued.

         b) Global Corporate Bonds Program

            - As of December 31, 2000, the Bank had the following outstanding Corporate Bonds: (a) three series of corporate bonds for US$200 million, US$100 million and US$30.80 million issued in June, August and December 2000, respectively, under the Global Bond Program for up to US$1 billion, (b) two series of corporate bonds for a total principal amount of US$137.5 million, each other, issued in June and October 2000, respectively, and two series of corporate bonds for a total of US$67.5 million, each other, issued in November 2000, under the Global Bond Program for a total amount of US$500 million.

                The principal amount and interest accrued of these corporate bonds as of December 31, 2000, net of discounts, amounted to 733,255 and was used, pursuant to Communique "A" 1907 of the BCRA to finance consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities.

            - As of December 31, 2001, the Bank has outstanding certain classes of its Corporate Bonds Global Issuance Programs (Term Securities Programs) the maximum outstanding amounts of which are US$ 1 billion and US$ 500 million. All such programs were authorized by the respective Shareholders' Meetings and the CNV. The nominal amount effectively issued and outstanding is US$785 million; which breaks down as follows:

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

                Amount                               CNV's                       Date            Face       Interest  Maturity
            Global Program   Series              Authorization                  Issued           Value        Rate     Date
          ------------------ -------- ------------------------------------- ----------------  -----------  --------  ---------
          US$  1,000,000,000   1/st/             N(Degrees)263                 06-21-00  US$  200,000,000      (1)    06-20-02
          US$  1,000,000,000   2/nd/             N(Degrees)263                 08-25-00  US$  100,000,000      (2)    08-25-10
          US$  1,000,000,000   7/th/             N(Degrees)263                 08-31-01  US$   50,000,000      (3)    08-31-05
          US$    500,000,000  37/th/    N(Degrees)107, 139, 194, 257 and 81    06-21-01  US$  150,000,000      (4)    03-07-02
          US$    500,000,000  38/th/    N(Degrees)107, 139, 194, 257 and 81    08-24-01  US$   67,500,000      (5)    05-21-02
          US$    500,000,000  39/th/    N(Degrees)107, 139, 194, 257 and 81    08-27-01  US$   67,500,000      (5)    05-24-02
          US$    500,000,000  40/th/    N(Degrees)107, 139, 194, 257 and 81    09-19-01  US$  150,000,000      (6)    03-07-02

         (1)  Accrues interest at the 90-day LIBOR plus 1.65% per annum.
         (2)  Accrues interest at the 180-day LIBOR plus 2% per annum.
         (3)  Accrues interest at the 180-day LIBOR plus 2.5% per annum.
         (4)  A Class issued at a discount rate of 3.70% per annum.
         (5)  A Class issued at a discount rate of 3.46% per annum.
         (6)  A Class issued at a discount rate of 2.96% per annum.


         The principal and interest accrued of these liabilities as of December 31, 2001, net of discounts, totals 784,550, and was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities, in accordance with BCRA regulations effective at the time of issuance of such series of corporate bonds. The principal amount of these liabilities is recorded under "Other liabilities from financial transactions - Unsubordinated corporate bonds".

         Accrued interest on the corporate bonds is 4,161 as of December 31, 2001, and is included in "Accrued interest and price differences payable" under caption "Other liabilities from financial transactions" in the accompanying balance sheet.

         The maturities of the above liabilities (principal amounts and interest accrued) as of December 31, 2001 and each of the following years are as follows:

                         2002                      635,521
                         2003                      249,925
                         2005                       50,000
                         2010                      100,000
                                                ----------
                                                 1,035,446
                                                ==========

      c) Authorization of new issues of Corporate Bonds

         On June 26, 1998, the Bank's Special Shareholders' Meeting approved, in compliance with the resolutions of the Regular Shareholders' Meeting held on December 13, 1996, that overall maximum amount for the issuance of corporate bonds be increased from US$ 500 million to US$ 1 billion which may be used for any of the following: (a) increase the amount of the Short-Term Securities Program from US$ 500 million to a maximum of US$ 900 million and (b) increase the amount of Medium-Term Securities Program to US$ 2 billion.

         The Regular General Shareholders' Meeting held on December 3, 1999, approved, among other things, the creation of a Medium-Term Global Program for the issuance and placement of unsecured corporate bonds not convertible into shares, for a maximum face value outstanding at any time of up to US$ 500 million; this program would not be offered publicly.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

             In addition, the Regular and Special General Shareholders' Meeting held on April 27, 2001, approved that the duration of the Short-term Corporate Bonds Global Program for a maximum face value outstanding at any time of up to US$ 500 million be extended for a further five years counted as from the approval of the CNV, which was granted on June 21, 2001, by Certificate No. 281.

             After December 31, 2001, i.e. subsequent to fiscal year-end, the Bank issued the fortieth, forty-second, and forty-third series of Corporate Bonds for a total amount of US$ 270 million, within the Short-term Corporate Bonds Global Issuance Program for an amount of US$ 500 million. Such issuance was approved by the Board of Directors it its meeting of March 6, 2002, in exercise of the powers delegated by the Special Shareholders' Meeting held on June 26, 1998. The principal obtained from these bonds, net of discounts was US$ 266.6 million. In addition, on April 11, 2002, the Bank issued the eighth series of Corporate Bonds for a total amount of ARS 26 million within the Short- and Medium-Term Corporate Bonds Global Issuance Program for a total amount of US$ 1 billion. Such issuance had been approved by the Board of Directors in its meeting of April 8, 2002, in exercise of the powers delegated by the Regular Shareholders' Meeting of December 3, 1999. The principal obtained from these bonds, net of discounts was ARS 24.1 million.

             The proceeds in principal of these placements was applied to grant consumer and mortgage loans and financing to companies located in Argentina for investment in property, plant and equipment, addition to working-capital, or debt refinancing, interbank loans and the acquisition of government securities, in accordance with BCRA regulations effective upon the issuance of these securities.

         Due to deteriorating liquidity position of the financial markets the Bank anticipates that it may not able to obtain the financing it needs during calendar 2002 to repay its foreign debt pursuant to its original terms. In addition, the Bank must obtain the Argentine Central Bank's approval to convert pesos into dollars and transfer funds abroad in order to make principal and interest payments on such debt

17.      BALANCES IN FOREIGN CURRENCY

         The balances of assets, liabilities and memorandum accounts denominated in currencies other than Argentine pesos are as follows:

                                                                               December 31,
                                                                   --------------------------------
      Assets                                                             2001              2000
                                                                   ----------------- --------------
            Cash and due from banks                                      986,234           878,045
            Government and private securities                            439,238         1,880,717
            Loans                                                      6,221,593         5,084,570
            Other receivables from financial transactions                497,947         2,691,150
            Assets covered by financing leases                            64,253            61,137
            Investments in other companies                                 1,502             1,502
            Other receivables                                             47,746            13,470
            Bank premises and equipment and other assets                     688               798
            Suspense items                                                   283             1,999
                                                                   -------------     -------------
                                                                       8,259,484        10,613,388
                                                                   -------------     -------------

                   BANCO RIO DE LA PLATA S.A AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2001, 2000, 1999

                         (Stated in thousands of pesos)

                                                                              December 31,
                                                                    --------------------------------
      Liabilities                                                         2001              2000
                                                                    ----------------  --------------
            Deposits                                                   5,057,149          5,230,877
            Other liabilities from financial transactions              2,048,830          4,950,078
            Other liabilities                                             32,793              6,850
            Suspense items                                                 2,063              4,385
                                                                    ------------      -------------
                                                                       7,140,835         10,192,190
                                                                    ------------      -------------
      Consolidated net foreign currency position                       1,118,649            421,198
                                                                    ============      =============

      Memorandum accounts

         Debit Balances (Except contra accounts debit balances)
            Contingencies                                              3,733,317          2,636,313
            Control accounts                                           3,448,692          4,959,243
            Derivative accounts                                          267,220                  -
            Fiduciary accounts                                            31,088             24,248

         Credit Balances (Except contra accounts credit balances)

            Contingencies                                                556,432            283,587
            Control accounts                                             827,419          1,204,131
            Derivative accounts                                          107,953                  -

18.   TAXES

      a)  Income tax and tax on minimum presumed income

          The Bank and its subsidiaries determines the accounting charge for income tax by applying the current 35% tax rate to the estimated taxable income for the year, without taking into account the effect of temporary differences between book and taxable income. In addition, the Bank determines the tax on minimum presumed income by applying the rate of 1% on computable assets as of year-end. Law No. 25,063 provides in respect of institutions governed by the Financial Institutions law, that such institutions should take, as the taxable base for the purpose of tax on minimum presumed income, 20% of their taxable assets, after deducting those assets defined as non-computable. This tax is supplementary to income tax. The Bank's tax obligation in each tax year shall be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given tax year, such excess may be considered as a prepayment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent tax years.

          In the year ended December 31, 2001, the Bank estimated an income tax net operating loss of about 110,700. The above net operating loss represents a contingent asset of about 39,000, calculated at the effective tax rate. In addition, the Bank determined a charge of 18,500 on account of tax on minimum presumed income, which was capitalized under the "Miscellaneous receivables" account. The net operating loss determined may be used to offset future taxable income through 2006. In every year that net operating loss are offset, the tax benefit (the effect of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over the former.

                   BANCO RIO DE LA PLATA S.A AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2001, 2000, 1999

                         (Stated in thousands of pesos)

          On the other hand, as of December 31,2001, an income tax charge 12,227 was determined by Banco Rio de la Plata S.A.'s subsidiaries and charged to the income of the year under the caption "Income tax".

          As of December 31, 2000, the Bank determined an income tax charge of 44,850, which exceeded tax on minimum presumed income and was charged to income for the year under "Income tax".

          As of December 31, 2001, and 2000, the tax on minimum presumed income credit balance was 34,947 and 24,930, respectively.


    b) Contribution to the Instituto de Servicios Sociales Bancarios (Banking Health Services Institute - ISSB)

          The contribution to the ISSB provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the above mentioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7,
          1996). In addition, by Decree No. 336/98 of March 26, 1998, the Federal Executive confirmed the total elimination of the Bank Employees' Social Security Institute and the establishment of a new institution (Argentine Bank Employees' Health Plan - OSBA), which is not a successor entity of such Institution.

          During 1997 and 1998, the Argentine Bank Association and the Argentine Bank Employees' Health Plan (OSBA) have made different filings with the court to declare the above mentioned decrees unconstitutional and restore the Bank's obligation to make contributions.

          Although, the Bank and Banco Santander S.A. of Argentina requested an injunction. In this regard, the federal courts of original jurisdiction Nos. 4 and 6, through judgements Nos. 5918 and 208 of December 15, 1998, sustained the actions started and declared the validity of Decree No. 336/98 and thus, the OSBA is not a successor entity of the Bank Employees' Social Security Institute and that the OSBA cannot make any claim from Banco Rio de la Plata S.A. as from July 1, 1997, for the payment of the contribution established in point
          (f) of Section No. 17 of Law No. 19,322.

          According to the Bank's management and legal counsel, there are grounds to consider that the above mentioned contribution has been eliminated and, therefore, all the requirements derived from the Decrees mentioned above have been met. Consequently, no accrual has been set up to cover the possible contributions that could be claimed.


19.   STOCKHOLDERS' EQUITY AND RESTRICTIONS ON EARNINGS DISTRIBUTIONS


      As of December 31, 2001, capital stock totaling 346,742, fully registered with the Public Register of Commerce and authorized for Public Offer, was made up as follows:

                                             Votes per         Face          Issued and
             Class             Number          Share           value         Outstanding       Paid-in
      ------------------ ---------------- --------------- --------------- ----------------- -----------
      Common "A"            142,750,099         5              1.00           142,750         142,750
      Common "B"            203,991,566         1              1.00           203,992         203,992
                            -----------                        ----           -------         -------
                            346,741,665                                       346,742         346,742
                            ===========                                       =======         =======

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

     The Adjustments to Stockholders' Equity account in the Statements of Changes in Stockholders' Equity represents:

     -    the balance of the 1981 appraisal revaluation of fixed assets,
     - the adjustment required to restate the "Capital Stock" and the "Adjustments to Stockholders' Equity" accounts as explained in note 3.3.,
     - the incorporation of adjustments to stockholders' equity upon the merger with Banco Tornquist S.A., in accordance with resolution April 28, 2000, Stockholders' Meeting.

     The composition of Adjustments to Stockholders' Equity is as follows:

                                                                                 December 31,
                                                                          --------------------------
                                                                             2001           2000
                                                                         -------------   -----------
      Net worth Adjustment Fund-Appraisal revaluation reserve                44,705         44,705

      Adjustment to capital                                                  79,345         79,345
                                                                            -------        -------
                                                                            124,050        124,050
                                                                            =======        =======

     This balance together with the total legal reserve and earnings reserved-other of 335,072 and 85,920, respectively, are not available for payment of dividends.

20.  MINIMUM CAPITAL REQUIREMENTS

     Under Central Bank regulations, the Bank is required to have a minimum computable net worth equal to the amount resulting from the sum of a percentage of the risk value of assets. The required minimum capital requirements and the Bank's computable net worth calculated under Central Bank regulations as reported by the Bank are as follows:

                                                                 Regulated Computable         Excess over the
                                             Minimum           Net worth under Central        Minimum Capital
                                        Capital Required            Bank standards               Required
                                      ---------------------  ---------------------------   ---------------------
      December 31, 2001                      859,169                  1,001,101                  141,932
      December 31, 2000                      939,388                  1,281,449                  342,061

     As a consequence of recent events mentioned in note 1, to date it is impossible to provide any assurance as to the permanence of current legislation, rules and regulations or to foresee the requirements that the regulatory body could possibly impose in the event of the Bank failing to comply with the new regulatory frameworks.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

21. COMPLIANCE WITH THE REQUIREMENTS TO ACT AS AGENT IN THE OVER-THE-COUNTER MARKET


     As required under Resolution 368/01 of the CNV, the Bank's equity as of December 31, 2001 and 2000, exceeds the minimum stockholders' equity required under this resolution to act as agent in the over-the-counter market.

     As a consequence of recent events mentioned in note 1, to date it is impossible to provide any assurance as to the permanence of current legislation, rules and regulations or to foresee the requirements that the regulatory body could possibly impose in the event of the Bank failing to comply with the new regulatory frameworks.

22.  BANK DEPOSIT GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

     a)   Bank Deposit Guarantee Insurance System

          Law N(degree) 24,485, published on April 18, 1995, and Decree N(0) 540/95, of the same date provided for the creation of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for value. This system was designed to provide further coverage for risks inherent in bank deposits, as a subsidiary and complementary protection to that afforded by the system of bank deposit privileges and protection created by the Financial Institutions Law.

          This law provided for the creation of a company named "Seguros de Depositos Sociedad Anonima" (SEDESA, Deposit Insurance, Corporation) for the exclusive purpose of managing the Deposits Guarantee Fund. As required by the amendments made by Decree 1292/96, the shareholders of the newly created company are the BCRA (with a minimum of one share) and the trustees appointed in the trust agreement made by financial institutions in such individual proportions as determined by the BCRA in terms of their respective contributions to the Deposits Guarantee Fund.

          The current guarantee of deposit system does not include deposits made by other financial institutions (this includes certificates of deposit acquired in the secondary market), deposits made by individuals related to the bank either directly or indirectly, certificates of deposit in securities, acceptances or guarantees and, lastly, deposits made after July 1, 1995 and through September 17, 1998 at a rate two or more percentage points per annum above that offered by the Banco de la Nacion Argentina for equivalent terms and, since the latter date, at a rate two or more percentage points per annum above the rolling average for the last five days of deposit rates for an equivalent term as found by the survey conducted by the BCRA. Communique "A" 2399 of the BCRA of December 15, 1995 extended the stated grounds for exclusion from the system to include negotiable certificates of deposits acquired by endorsement and deposits obtained through systems offering other incentives in addition to agreed-upon interest rates.

          The above trust was created in August, 1995. As of December 31, 2001, the Bank has a 10.1132% interest in it.

          Communique "A" 2337 of the BCRA, issued on May 19, 1995, notified financial institutions that the rules relating to the application of the guarantee system had been approved and put into effect as from April 18, 1995.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

          The Federal Executive, by Decree No 1127/98 dated September 24, 1998, increased the reimbursement guaranty provided by Decree 540/95 to the amount of 30, regardless of the term for which the deposit is made. Deposit for amounts exceeding 30 are also covered by the guaranty system but only up to such amount. The BCRA may decide to change the amount covered by the guaranty system at any time and proveded it shall be applied to all system participants, on the basis of the developments in the Argentine financial system consolidation process and any other indicators the BCRA may consider appropriate.

          On January 21, 2000, the BCRA issued Communique "A" 3064 that set the normal contribution to the deposit guarantee insurance system at 0.015% effective as from the contributions due for January 2000, subject to the banks executing with SEDESA agreements for loans earmarked for the Deposit Guarantee Fund in the conditions provided in such Communique. Subsequently, through Communique "A" 3153 of August 24, 2000, the BCRA abrogated, as from the contributions related to September 2000, the requirement to execute loan agreements with SEDESA. However, previous loan agreements will remain in effect under originally agreed-upon terms and conditions until their respective repayments. On November 9, 2001, through Communique "A" 3358, the BCRA decided to set the regular contribution to the deposits guaranty fund at 0.03%, effective for contributions due in December 2001.

          As of December 31, 2001 and 2000, the Bank has granted loans to SEDESA amounting to 7,715, which are booked under the account "Other receivables from financial transactions - Other receivables not included in Debtor Rating Standards".

   b)     Bank Liquidity Fund

          On December 26, 2001, Decree No. 32/01 provided for the creation of the Bank Liquidity Fund in order to inject liquidity into the banking system, according to the scope established therein. Such Fund will be managed by SEDESA, which will act as trustee.

          Financial institutions authorized to operate in Argentina shall contribute to such fund through subscribing class "A" Participation Certificates for an amount equivalent to 5% of the average daily balances of deposits made by the non-financial private sector in each bank as of November 2001, as determined by the BCRA. Such contribution may be increased by up to 50%.

          On March 15, 2002, through Communique "A" 3513, the BCRA decided to set the regular contribution to the Bank Liquidity Fund at 3.5%. To date, the Bank has contributed 242,148. In addition, such Communique established that financial institutions may deduct to contribution to the fund from the minimum cash requirement.

23.  EMPLOYEE BENEFIT PLANS

     The Bank is obligated to pay employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. On the other hand, the Bank does not maintain pension plans, other postretirement benefit plans or stock based compensation plans for its personnel.

     These expenses totaled 18,595, 11,764 and 13,150, for the fiscal years ended December 31, 2001, 2000 and 1999, respectively, and are included in the "Operating Expenses - Personnel Expenses" account in the Consolidated Statement of Income.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

24.  CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS

     The presentation of financial statements according to the Central Bank rules differs significantly from the format required by the United States Securities and Exchange Commission under Regulation S-X (Article 9). The following financial statements have been restated through August 31, 1995 by applying conversion factors derived from the price index, as explained in note 3.3., and are presented in accordance with general accepted accounting principles of the Central Bank of the Argentine Republic. The Consolidated Statement of Income presented below discloses the categories required by Article 9:

                                                                                  December 31,
                                                                     ---------------------------------------
                                                                          2001          2000         1999
                                                                     ------------  ------------  -----------
      CONSOLIDATED STATEMENT OF INCOME

      Interest income:

      Interest and fees on loans                                          988,037      928,607     792,919
      Dividends on investment securities                                       64          198          71
      Interest on interest-bearing deposits with other banks               27,520       42,112      28,380
      Interest on other receivables from financial transactions            15,591       21,462      72,264
      Interest on securities and foreign exchange purchased under
         resale agreements                                                 13,130       47,304      35,620
      Government securities and other trading gains, net                   16,030      220,179     113,337
      Foreign exchange gains, net                                          91,580       69,209      18,462
      Other interest income                                                16,360       14,081       7,617
                                                                       ----------   ----------  ----------
            Total interest income                                       1,168,312    1,343,152   1,068,670
                                                                       ----------   ----------  ----------
      Interest expense:

      Interest on deposits                                                461,972      389,982     287,752
      Interest on short-term borrowings                                    97,990      121,194      99,964
      Interest on long-term debt                                           82,606      105,358      86,942
      Other interest expense                                               20,595       24,746      30,144
                                                                       ----------   ----------  ----------
            Total interest expense                                        663,163      641,280     504,802
                                                                       ----------   ----------  ----------
            Net interest income                                           505,149      701,872     563,868
                                                                       ----------   ----------  ----------
      Provision for loan losses, net of allowances restored to
         income                                                           264,148      140,295     110,494
                                                                       ----------   ----------  ----------
      Net interest income after provision for loan losses                 241,001      561,577     453,374
                                                                       ----------   ----------  ----------
      Non-interest income:

      Service charges on deposit accounts                                 125,252      112,722      97,676
      Credit card service charges and fees                                 53,420       68,891      57,803
      Commissions for administration of pension funds                         791        1,179       1,456
      Other commissions                                                   183,540      119,160      97,126
      Foreign currency exchange trading income                              7,817        6,443       6,766
      Income from equity in other companies                                     -        2,310       6,646
      Other                                                                51,599       43,669      26,436
                                                                       ----------   ----------  ----------
            Total non-interest income                                     422,419      354,374     293,909
                                                                       ----------   ----------  ----------

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

                                                                                  December 31,
                                                                    --------------------------------------
                                                                        2001         2000         1999
                                                                    ------------  -----------  -----------
      Non-interest expense:

      Commissions                                                        43,789       37,880       32,445
      Salaries and payroll taxes                                        234,863      219,973      202,655
      Outside consultants and services                                   65,188       67,875       57,916
      Depreciation of bank premises and equipment                        36,010       32,781       29,009
      Personnel services                                                 11,329       11,031        7,934
      Rent                                                               22,424       21,469       19,591
      Stationery and supplies                                             5,315        5,842        5,973
      Electric power and communications                                  16,039       18,213       25,293
      Advertising and publicity                                          19,531       20,155       14,495
      Taxes                                                              31,316       25,943       24,504
      Contribution to Guarantee of Deposits Fund                         12,926       10,924       18,414
      Management fee                                                          -       28,069       17,047
      Insurance                                                           1,371        1,318          767
      Security services                                                  11,806       13,291       11,830
      Maintenance, conservation and repair expenses                      12,887       13,163        5,547
      Amortization of organization and development expenses              33,745       36,040       37,266
      Loss on transactions with bank premises and equipment and
         other assets, net                                                9,710        4,421        4,373
      Loss from equity in other companies                                 7,572            -            -
      Provision for losses on other receivables and other
         allowances                                                      23,886       19,872       12,486
      Other                                                              59,862       63,866       58,920
                                                                      ---------    ---------    ---------
            Total non-interest expense                                  659,569      652,126      586,465
                                                                      ---------    ---------    ---------

      Minority interests income from subsidiaries                        (1,832)      (1,523)         (18)
                                                                      ---------    ---------    ---------
      Income before income tax                                            2,019      262,302      160,800
      Income tax                                                        (12,227)     (54,709)     (41,632)
                                                                      ---------    ---------    ---------
        Net income                                                      (10,208)     207,593      119,168
                                                                      =========    =========    =========
      Dividends per share (*)                                                 -         0.18         0.11
      Earnings per common share (**)                                      (0.03)        0.61         0.36

     (*) As of December 31, 2001 and 2000, dividends per share of common stock has been calculated on the basis of 346,741,665 outstanding shares. The Special Stockholders' Meeting of April 28, 2000, approved the increase of the capital stock to 346,741,665, represented by 11,473,990 class "B" shares. As of December 31, 1999, dividends per share of common stock has been calculated on the basis of 335,267,675 outstanding shares.

     (**) Earnings per share as of December 31, 2001, 2000 and 1999 has been calculated on the basis of 346,741,665, 341,004,670 and 335,267,675 average outstanding shares.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

          Certain categories of income and expense maintained by the Bank have been presented in the Article 9 income statement in a manner which warrants further discussion as follows:

          - Government securities and other trading gains, net: the Bank actively trades its government securities portfolio and does not distinguish in its accounting records between interest and realized and unrealized gains and losses on such securities. This caption is included as a component of Interest income.

          - Foreign exchange gains, net: Foreign exchange gains, net primarily relate to the differences in exchange rates on the Bank's foreign currency denominated investments, loans and deposits. The foreign exchange gains, net are considered by management as an integral part of the generation of interest income and the incurrence of interest expense. The Bank does not maintain foreign exchange gains or losses in separate categories of interest-earning assets or interest-bearing liabilities and, therefore, since such gains or losses cannot be separately identified by type of activity, foreign exchange gains, net, is presented as a component of Interest income.

          - Provision for loan losses, net of allowances restored to income includes direct charge-offs plus the provision charged to the allowance for loan losses and for risk of impairment in value, less allowances reversed.

          Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets shows the Bank's balance sheets as of December 31, 2001 and 2000, as if the Bank followed the balance sheet disclosure requirements under Article 9.

                                                                                December 31,
                                                                      ------------------------------
      CONSOLIDATED BALANCE SHEET                                            2001         2000 (1)
                                                                      --------------  --------------
      Assets

      Cash and due from banks                                             1,212,453        334,695
      Interest-bearing deposits in other banks                              702,628        882,429
      Federal funds sold and repurchase agreements of
      governments securities and certificates of deposits                         -      1,146,076
      Trading account assets
      -        Government Securities                                        256,382        213,641
      -        Marketable Securities                                         22,257         68,228
      Other short-term investments                                          195,577         53,153
      Investment securities                                                 227,595      1,685,288
      Loans                                                               6,234,532      6,491,222
      Unearned discount                                                     (18,321)       (58,408)
      Accrued interest and price differences receivable                     112,020        114,551
      Allowances for loan losses                                           (225,193)      (236,810)
      Premises and equipment                                                346,821        369,870
      Due from customers on acceptance                                       93,719        112,233
      Checks drawn on the Bank and other banks                              294,627        379,100
      Collection items                                                      243,190        139,195
      Other assets                                                          423,068      1,135,342
                                                                       ------------    -----------
            Total assets                                                 10,121,355     12,829,805
                                                                       ============    ===========

                    BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                                                                                        December 31,
                                                                               -------------------------
                                                                                   2001          2000(1)
                                                                               -------------------------
      Liabilities and Stockholders' Equity
      Non-interest bearing deposits
        -Checking                                                               1,202,960        477,018
        -Other                                                                    226,179         83,710
      Interest-bearing deposits
        -Savings                                                                2,043,601      1,484,915
        -Certificates of deposit                                                2,850,756      4,967,326
      Accrued interest and price differences payable                               46,879         52,645
      Short-term borrowings                                                     1,153,915      1,421,896
      Accrued interest payable                                                     12,304         13,423
      Bank acceptances outstanding                                                 93,719        112,233
      Other liabilities                                                           293,935      1,708,514
      Long-term debt                                                              540,223        612,099
      Accrued interest payable                                                      5,212          5,674
      Commitments and contingent liabilities                                       47,498         27,959
      Liabilities on checks drawn on the Bank and other banks                     294,627        379,100
      Depositors of collection items                                              243,190        139,195
                                                                               ----------     ----------
              Total liabilities                                                 9,054,998     11,485,707

      Minority interest in subsidiaries                                             4,889          4,450

      Common stock                                                                346,742        346,742
      Other stockholders' equity                                                  714,726        992,906
                                                                               ----------     ----------
              Total stockholders' equity                                        1,061,468      1,339,648
                                                                               ----------     ----------
              Total liabilities, minority interest in subsidiaries and
              stockholders' equity                                             10,121,355     12,829,805
                                                                               ==========     ==========

          -Federal funds sold and repurchase agreements of government securities and certificates of deposits

           Forward purchases of government securities under
             repurchase agreements                                                      -        591,692
           Receivables on repurchase agreements of government
             securities and certificates of deposits                                    -        554,384
                                                                               ----------     ----------
                                                                                        -      1,146,076
                                                                               ==========     ==========

           Trading account assets

           .   Government securities

               Government securities - Listed                                       4,454        188,670
               Unlisted government securities                                     251,928         24,971
                                                                               ----------     ----------
                                                                                  256,382        213,641
                                                                               ==========     ==========

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                                                                                        December 31,
                                                                                --------------------------
                                                                                     2001          2000(1)
                                                                                -----------    -----------
      .       Marketable securities

              Shares                                                                1,900          6,003
              Corporate bonds                                                       7,810         39,013
              Mutual funds                                                         10,570         21,232
              Investments securities included in "Investments in other
                 companies" net of 453 and 450 of allowances as of
                 December 31, 2001 and 2000, respectively.                          1,977          1,980
                                                                                ---------      ---------
                                                                                   22,257         68,228
                                                                                =========      =========

      -   Investment securities

          "Investments in other companies - Banking"                                4,191            998
          Investment securities included in "Investments in other
              Companies"                                                           44,196         11,580
          Government securities - Holdings in investment
              Accounts                                                            179,208      1,672,710
                                                                                ---------      ---------
                                                                                  227,595      1,685,288
                                                                                =========      =========

      -   Loans

          Amount of principal, net of 620,620 and 125,567 as of
          December 31, 2001, and 2000, respectively, in interest
          bearing deposits in other banks                                       6,216,211      6,432,814
          Unearned discount                                                        18,321         58,408
                                                                                ---------      ---------
                                                                                6,234,532      6,491,222
                                                                                =========      =========

      -   Short-term borrowings

          Central Bank short-term borrowings                                          522          1,459
          Funded lines of credit from foreign banks and other loans
              from financial institutions included in "Banks and
              international organizations" (2)                                    518,091        990,791
          Unsubordinated Corporate Bonds                                          635,302        429,646
                                                                                ---------      ---------
                                                                                1,153,915      1,421,896
                                                                                =========      =========

      -   Long-term debt

          Central Bank long-term debt                                                 105            206
          Funded lines of credit from foreign banks included
              in "Banks and international organizations" (2)                      144,135         62,007
          Unsubordinated Corporate Bonds                                          395,983        549,886
                                                                                ---------      ---------
                                                                                  540,223        612,099
                                                                                =========      =========

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

    (1)  See note 3.1.

    (2) As of December 31, 2001 and 2000, funded lines of credit from foreign banks and other loans from financial institutions includes financing granted by the SCH Group in the amount of 106,920 and 90,299, respectively.

25. OPERATIONS BY GEOGRAPHICAL SEGMENT

    The principal financial information classified by country of office where transactions originate, is shown below:

                                                    December 31,
                                      --------------------------------------
                                         2001         2000 (1)      1999 (1)
                                      ---------      ---------     ---------
    Total revenues
    Republic of Argentina             1,558,032      1,649,211     1,282,535
    Cayman Islands                       36,695         58,597        81,030

    Net income
    Republic of Argentina               (10,864)       198,592       101,788
    Cayman Islands                          656          9,001        17,380

    Total assets
    Republic of Argentina             9,144,930     13,934,526    11,636,512
    Cayman Islands                      798,361        417,838       604,872

    (1)  See note 3.1.


26. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    a) In the normal course of business, the Bank enters into contractual agreements involving various types of off-balance-sheet financial instruments in order to meet the financing needs of clients, conduct trading activities, and manage its own exposures. These financial instruments generate commissions and fees. Credit risk represents the possibility that a loss may occur from the failure of another party to perform according to the terms of contract.

         A summary of the contractual or principal amounts of significant off-balance-sheet financial instruments, follows:

                                                                 December 31,
                                                            --------------------
                                                              2001        2000
                                                            --------------------

         Guarantees given                                   105,076      137,367
         Liabilities on foreign trade transactions           93,719      112,233
         Credit lines granted                               376,661      432,038
                                                            -------      -------
         Total                                              575,456      681,638
                                                            =======      =======

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

         Guarantees are commitments issued by the Bank to guarantee the performance of its clients to third parties and are accounted in memorandum accounts. The guarantees outstanding at December 31, 2001 and 2000, were written to support the financial performance of the Bank's clients. The credit risk arising from these commitments results from the potential need to satisfy, in whole or in part, the obligations of another party when certain specified future events occur. The possibility of credit risk in the Bank's operations is minimized by the fact that these guarantees are secured.

    b) The Bank accounts for checks drawn on other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

                                                                December 31,
                                                            -------------------
                                                              2001       2000
                                                            -------    --------

         Checks drawn on other banks pending clearing       294,627    379,100
         Collection items                                   243,190    139,195
                                                            -------    -------
             Total                                          537,817    518,295
                                                            =======    =======

    c)   Derivatives:

         Financial instruments

         The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential changes in value due to fluctuations in market prices. The Bank generally reduces its exposure to market risk by entering into offsetting transactions. The credit risk of derivatives arises from the potential of a counterpart to default on its contractual obligations. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

         Options are purchased by the holder for a premium (up-front cash payment) that gives the right, but not the obligation to buy (call option) or sell (put option) an item at a specified price on or within a specified time. A detail of these instruments is as follows:

                                                            December 31,
                                                        ------------------
                                                            2001      2000
                                                        ------------------

         Call options purchased (**)                         363         -
         Put options purchased (**)                       43,682         -
         Call options sold (*)                            11,519     7,794
         Put options sold (**)                           100,000         -

         (*) Valued at market price as of December 31, 2001 and 2000, respectively.
         (**) Valued at their strike price as of December 31, 2001.

         Premiums on these instruments have been included in current income in the Financial Income and Financial Expense captions of the Consolidated Statement of Income. The term of these instruments is less than twelve-months.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

         On the other hand, on March 21, 2001, the Bank executed an interest-rate swap agreement with Deutsche Bank AG New York Branch, to cover the variable yield accrued by the First Series of Corporate Bonds, for an amount of US$200 million, issued by the Bank under Corporate Bond Issuance Global Program for a total amount of US$1 billion. In addition, on June 25, 2001, the Bank entered into two interest-rate swap agreements with the Standard Chartered Bank for a total amount of US$ 9,230,769 and US$ 13,943,917, so as to cover the variable rate payable on financing received from the Inter-American Investment Corporation; these swaps agreements expire on October 15, 2006, and November 15, 2004, respectively. Accordingly, this transaction is recorded under the account "Memorandum accounts - Derivative accounts - Other" in the amount of 223,175.

         Variable - Rate certificates of deposits

         As of December 31, 2001 and 2000, the Bank became the obligor in connection with variable-rate certificates of deposit placed under the provisions of BCRA Communique "A" 2482 as supplemented and was assigned the respective hedging financial instrument agreements undertaken with the purpose of fully covering the impact on equity of the changes in the listed price of the financial assets on which such certificates are indexed. Most of such agreements were entered into with SCH Group member entities. The face value of such investments as of December 31, 2001 and 2000, amounts to 10,998 and 37,365 respectively and they are recorded under the "Deposits - Private nonfinancial sector and foreign residents - Investment Accounts".

         The variable consideration to be paid for the funds procured under this type of transaction amounted to 52 and 2,020 at each year-end, respectively, and are recorded under "Deposits - Private nonfinancial sector and foreign residents - Accrued interest and price differences payable"; such amounts were fully covered by the revenues, in the same amount, from the above mentioned hedging instruments. As of December 31, 2001 and 2000, the amount in such hedging instruments amounted to 3,566 and 7,794, respectively and were recorded as detailed below:

         a) As of December 31, 2001: for the account "Credit Memorandum Derivative Accounts - Notional Value of Call Options Sold" the balance was 3,566.

         b) As of December 31, 2000: for the account "Credit Memorandum Derivative Accounts - Notional Value of Call Options Sold" the balance is 7,794.

         As of December 31, 2001 and 2000, the premiums paid for such instruments amount to 1,880 and 3,616, respectively; such premiums were accrued over the effective term of the above mentioned certificates. At each year-end, the unaccrued portion of such premiums is 1,027 and 1,648 and is recorded under "Other receivables from financial transactions - Premiums on options purchased".

27.  FIDUCIARY ACTIVITIES

     Banco Rio de la Plata S.A. is the trustee for the trusts described below and in no case is the Bank liable with its own assets for the commitments undertaken in the performance of the trusts; such liabilities will only be serviced with and up to the sum of the trust corpus assets and the proceeds from such assets.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

    a)   Financial Trusts

                               Amount Global                   Date       Underlying      Stockholders'    Fiscal Year/
           Description            Program         Series      Issued        Assets           Equity         Period End
         ----------------     ---------------     ------      ------    --------------    -------------    ------------
         PEGASUS              US$ 300,000,000       B        07-17-97   Bontes 2002           20,804         12-31-01
                                                                        and Cash Flow
                                                                        Exchange

         INMOBILIARIO         US$ 200,000,000      1/st/     11-28-96   Real Estate              390         12-31-01
                                                                        Mortgage Loans

         EDIFICIO LA          US$  45,000,000      1/st/     08-10-00   Building under         8,592         12-31-01
         NACION                                                         construction

    b)   Other Trusts


                                                                           Amount of the
                                                                            Underlying
                    Description                  Underlying Assets            Assets           Kind of Trust
         ---------------------------        ---------------------------    -------------   --------------------
         CP II                              Penitentiary Complex               102,230     Administration Trust

         CAMINOS DE LAS SIERRAS S.A.        Rights stemming from toll           92,290     Guaranty Trust
                                            collection

         BERSA                              Subordinate Debt Securities         18,046     Guaranty and
                                                                                           Safekeeping Trust

         CORREO ARGENTINO S.A.              Shares and rights                   99,000     Collection Rights
                                                                                           Assignment Trust

         SERVICIOS VIALES S.A.              Rights stemming from toll           30,000     Collection Rights
                                            collection                                     Assignment Trust

         CREDITO ACTUAL                     Rights, shares and                  14,000     Guaranty Trust
                                            guarantees

28. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value, in accordance with Statement of Financial Accounting Standards N(0) 107.

    For purpose of estimating the value of loans, other receivables from financial transactions and assets covered by financing leases, the Bank has primarily relied upon its historical assessment of the credit quality of its customers without risk adjusting such estimation for the risk solely attributable to the economic disruption currently being experienced in Argentina. Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina's cash-based informal economy and those who depend on it. The scarcity of liquidity in the financial system is likely to adversely affect our normal cash collections and the overall asset quality of our loan portfolio.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


     . Cash and due from banks, Government securities held for trading, Investments in listed private securities held for trading, Central Bank of the Argentine Republic (included in "Other receivables from financial transactions"), Other receivables from financial transactions - Other, Assets covered by financing leases and other assets.

          For these short-term instruments, the book value is a reasonable estimate of fair value.

     . Government securities held in investment accounts and securities and foreign exchange receivables on spot and forward purchases (included in "Other receivables from financial transactions").

          For these instruments the fair value has been estimated using the market value of the securities as of December 31, 2001 and 2000, respectively.

     .    Loans

          Market value has been estimated by discounting future cash flows at the interest rate in effect as of December 31, 2001 and 2000, respectively for each loan category.

     . Other receivables from financial transactions - Amounts receivables on spot and forward sales

          For these financial instruments, the present value was estimated considering the future liquidation value net of premiums unaccrued at each year-end.

     .    Long-term investments in other companies

          For these investments, which are primarily in unlisted investments, the fair market value has been estimated using the reported equity of the investee's latest financial statements multiplied by the Bank's ownership interest.

     .    Deposits - Checking, Saving and Other deposits

          The fair value has been estimated by considering the amount payable as of the date of the financial statements.

     .    Deposits - Certificates of deposits

          The fair value has been estimated by discounting future cash flows at the interest rates offered as of December 31, 2001 and 2000, respectively, for periods similar to the periods remaining through the maturity date.

          Under Communique "A" 3467 as amended by the BCRA, the return of deposits was rescheduled taking into account the currency, the type of account and the amount deposited. Such rescheduling was not considered in the fair value calculation, since all the conditions were not fully defined and it was still pending the depositors' option to maintain reprogrammed term deposits or subscribe government securities.

     . Other liabilities from financial transactions - Central Bank of the Argentine Republic, Banks and international organizations and financing from local financial institutions, and Unsubordinated Corporate Bonds

          Fair value has been estimated by discounting future cash flows at the interest rate in effect as of December 31, 2001 and 2000, respectively, for each liability.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


     . Other liabilities from financial transactions - Securities and foreign currency payables on spot and forward sales

          For theses instruments the fair value has been estimated using the market value of the securities as of December 31, 2001 and 2000, respectively.

     . Other liabilities from financial transactions - Amounts payable on spot and forward purchases

          For these financial instruments, the present value was estimated considering the future liquidation value net of premiums unaccrued at each year-end.

     .    Other liabilities

          The book value is a reasonable estimate of fair value.

     .    Guarantees given

          The book value is a reasonable estimate of fair value.

     .    Call and Put Options purchased and Call and Put options sold

          For these instruments, the fair value has been estimated using the fair value of the options as of December 31, 2001 and 2000.

     The estimated fair values of the Bank's financial instruments are as follows:

                                                                   December 31, 2001           December 31, 2000
                                                              ---------------------------------------------------------
                                                                Book          Fair            Book         Fair
                                                                Value         Value         Value (1)      Value

                                                              ---------------------------------------------------------
     Financial assets

     Cash and due from banks                                  1,294,461     1,294,461       1,091,557    1,091,557
     Government securities held for trading                       4,454         4,454         188,670      188,670
     Government securities held in investment accounts (2)      179,208       145,296       1,672,710    1,651,647
     Investments in listed private securities held for
         trading                                                 20,280        20,280          66,248       66,248
     Unlisted Government Securities (2)                         251,928       215,475          24,971       24,971
     Loans (2)                                                6,659,405     4,949,797       6,374,985    5,627,751
     Other receivables from financial transactions:
     -      Central Bank of the Argentine Republic              117,521       117,521       1,107,475    1,107,475
     -      Amounts receivables on spot and forward sales       367,446       354,156       1,737,663    1,701,821
     -      Securities and foreign exchange receivables on
            spot and forward purchases                          125,929       124,269       1,343,608    1,332,276
     -      Other                                               278,196       278,196         158,312      158,312
     Assets  covered by financing leases                         64,253        64,253          61,137       61,137
                                                             ------------- ------------- -------------  ------------
     Total Financial assets                                   9,363,081     7,568,158      13,827,336   13,011,865
                                                             ------------- ------------- -------------  ------------
     Other Assets

     Long-term investments in other companies                    50,364        50,364          14,558       14,558
     Other assets                                               529,846       529,846         496,119      496,119
                                                             ------------- ------------- -------------  ------------
     Total Other assets                                         580,210       580,210         510,677      510,677
                                                             ------------- ------------- -------------  ------------

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                                                                   December 31, 2001           December 31, 2000
                                                              -------------------------------------------------------
                                                                  Book          Fair           Book          Fair
                                                                  Value         Value       Value (1)        Value
                                                              ------------- ------------- -------------- ------------
      Financial liabilities

      Deposits
      .        Checking, savings and other deposits            3,474,478     3,474,478       2,048,468    2,048,527
      .        Certificates of deposits                        2,895,897     2,920,900       5,017,146    5,128,795
      Other liabilities from financial transactions:
      .        Central Bank of the Argentine Republic                632           639           1,672        1,662
      .        Banks and international organizations and
               financing from local financial institutions       675,768       682,269       1,067,289    1,069,454
      .        Unsubordinated Corporate Bonds                  1,035,446       979,513         984,131      901,988
      .        Amounts payable on spot and forward purchases     140,859       139,199       1,269,216    1,249,707
      .        Securities and foreign currency payables on
               spot and forward sales                            340,754       327,464       2,269,091    2,233,737
      .        Other                                             119,007       119,007         106,608      106,608
                                                              ------------- ------------- -------------- ------------
      Total Financial liabilities                              8,682,841     8,643,469      12,763,621   12,970,772
                                                              ------------- ------------- -------------- ------------

      Other liabilities                                          194,093       194,093         230,294      230,294
                                                              ------------- ------------- -------------- ------------
      Total Other liabilities                                    194,093       194,093         230,294      230,294
                                                              ------------- ------------- -------------- ------------
      Other financial instruments

      Guarantees given                                           105,076       105,076         137,367      137,367
      Call options purchased                                         363           363               -            -
      Put options purchased                                       43,682        37,753               -            -
      Call options sold                                           11,519        11,519           7,794        7,794
      Put options sold                                           100,000       100,000               -            -

      (1)      See note 3.1.
      (2)      As of December 31, 2001, include the effect mentioned in note
               30.6.c).

29.   BUSINESS SEGMENT INFORMATION

      The Bank is mainly concentrated on financial sector, especially through its activities related to banking/financial, fund management and brokerage services. The following information shows total assets, financial income, financial expenses, provision for loan losses, service charge, net, operating expenses, other, net, loss on minority interest in subsidiaries, income tax and total net income, for each of the business segment identified by the company's management.

                                                               December 31, 2001 (1)
                             -------------------------------------------------------------------------------------------------------
                                                                    Mutual Fund     Brokerage    Other
                                  Banking / Financial                Management      Services    Services
                             --------------------------------------  -------------  ---------- -----------
                              Banco Rio                              Santander       Santander
                             de la Plata    Santander                Investment      Sociedad
                                 S.A.        Riobank      Total     Gte. De F.C.I.   de Bolsa    Gire S.A.  Eliminations     Total
                             ------------  -----------  ----------  --------------  ---------- -----------  ------------ ---------
Total assets                    9,393,989      757,736  10,151,725          35,585      12,291      21,832      (278,142) 9,943,291
                             ============  ===========  ==========  ==============  ========== ===========  ============  =========
Financial income                1,127,504       25,333   1,152,832          (1,724)     (1,387)        333        (3,997) 1,146,062
Financial expenses               (662,221)     (19,737)   (681,958)          2,080          (7)          -         3,997   (675,888)
Provision for loan losses        (263,878)        (270)   (264,148)              -           -           -             -   (264,148)
Service charge, net               265,980        4,761     270,741          27,509       1,422      26,686             -    326,358
Operating expenses               (497,324)      (5,204)   (502,528)         (1,829)     (2,896)    (20,254)          138   (527,369)
Other income/(expense),
   net                             19,731         (145)     19,586             285         (69)          -       (20,996)    (1,164)
Loss on minority interest
subsidiaries                            -            -          -                -           -           -        (1,832)    (1,832)
Income tax                              -         (191)       (191)         (9,668)          -      (2,368)            -    (12,227)
                             ------------  -----------  ----------  --------------  ---------- -----------  ------------  ---------
Total net income                  (10,208)       4,547      (5,661)         16,653      (2,937)      4,397       (22,660)   (10,208)
                             ============  ===========  ==========  ==============  ========== ===========  ============  =========

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

                                                                December 31, 2000 (1) (3)
                               ------------------------------------------------------------------------------------------------
                                                                  Mutual Fund    Brokerage     Other
                                       Banking/Financial          Management     Services     Services
                               --------------------------------   -------------  ---------  -----------
                                Banco Rio                           Santander    Santander
                                  de la    Santander                Investment   Sociedad
                               Plata S.A.   Riobank    Total      Gte. De F.C.I. de Bolsa    Gire S.A.  Eliminations    Total
                               ---------- ---------- ---------    -------------- ---------  ----------- ------------  ----------
Total assets                   14,250,999   627,855  14,878,854     34,200       18,231      23,189       (616,461)   14,338,013
                               ========== ========== ==========   ========       =======    =======     ==========    ==========
Financial income                1,249,294    50,615   1,299,909        611          522         389        (19,464)    1,281,967
Financial expenses               (638,921)  (29,962)   (668,883)       (66)      (1,620)          -         19,464      (651,105)
Provision for loan losses        (147,329)        -    (147,329)         -            -           -              -      (147,329)
Service charge, net               254,951     5,793     260,744     22,884        5,130      22,004              -       310,762
Operating expenses               (516,025)   (5,452)   (521,477)    (1,456)      (3,452)    (16,768)            55      (543,098)
Other income/(expense), net        50,473     3,021      53,494       (317)          42           -        (40,591)       12,628
Loss on minority interest in
subsidiaries                           -          -           -          -            -           -         (1,523)       (1,523)
Income tax                        (44,850)     (100)    (44,950)    (7,790)           -      (1,969)             -       (54,709)
                               ---------- ---------- ----------   --------       ------     -------     ----------    ----------
Total net income                  207,593    23,915     231,508     13,866          622       3,656        (42,059)      207,593
                               ========== ========== ==========   ========       ======     =======     ==========    ==========


                                                           December 31, 1999 (2) (3)
                                -----------------------------------------------------------------------------------
                                                                     Mutual Fund    Brokerage
                                  Banking/Financial                  Management     Services
                                ------------------------------------ -------------- ----------
                                  Banco Rio                            Santander    Santander
                                de la Plata   Santander                Investment   Sociedad
                                    S.A.      Riobank       Total    Gte. de F.C.I. De Bolsa Eliminations  Total
                                ------------ ----------   ---------- -------------- -------- ------------  --------
Total assets                    12,013,740    575,465     12,589,205     17,808     16,886    (382,515)  12,241,384
                                ==========    =======     ==========     =======    ======    ========   ==========
Financial income                   999,926     46,341      1,046,267      1,217      1,816      (3,534)   1,045,766
Financial expenses                (499,079)   (24,868)      (523,947)      (103)         -       3,534     (520,516)
Provision for loan losses         (112,231)      (202)      (112,433)         -          -           -     (112,433)
Service charge, net                204,021      5,045        209,066     19,910      3,326           -      232,302
Operating expenses                (471,416)    (7,187)      (478,603)    (1,514)    (3,035)          2     (483,150)
Other income/(expense), net         32,165        302         32,467       (182)    (1,694)    (31,742)      (1,151)
Loss on minority interest in
subsidiaries                             -        (18)           (18)         -          -           -          (18)
Income tax                         (34,218)      (575)       (34,793)    (6,579)      (260)          -      (41,632)
                                ----------    -------     ----------     -------    ------    --------   ----------
Total net income                   119,168     18,838        138,006     12,749        153     (31,740)    119,168
                                ==========    =======     ==========     =======    ======    ========   ==========

(1) As of December 31, 2001 and 2000, the Bank's consolidated financial statements include the results of operations of Santander Riobank (Grand Cayman), Santander Investment Gerente de Fondos Comunes de Inversion S.A., Santander Sociedad de Bolsa S.A. and Gire S.A.
(2) As of December 31, 1999, the Bank's consolidated financial statements include the results of operations of Santander Riobank (Grand Cayman), Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Santander Sociedad de Bolsa S.A.
(3)   See note 3.1.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

30. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE STANDARDS OF THE CENTRAL BANK AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The following is a description of the significant differences between the rules of the Central Bank and those applicable in the United States under generally accepted accounting principles ("US GAAP"). References below to "SFAS" are to United States Statements of Financial Accounting Standards.

      30.1.    Merger with Banco Santander S.A. of Argentina

               On June 26, 1998, the Special Shareholders' Meetings of Banco Rio de la Plata S.A. (Banco Rio) and Banco Santander S.A. of Argentina (BSA) approved, among other things, the preliminary merger agreement executed by both institutions, the special merger-purposes financial statements of Banco Rio and BSA as of September 30, 1997, the rate at which shares would be exchanged and the merger of both institutions. In addition, the above mentioned Shareholders' Meetings also approved the increase of the capital stock of Banco Rio de la Plata S.A. to 335,268 (represented by 35,267,675 class "B" book-entry shares, for a nominal value of $ 1 each entitled to one vote per share), allocated the sum of 54,161 as merger premium and the early dissolution, without liquidation, of BSA and the addition of all its assets to and assumption of all its liabilities by Banco Rio (as the surviving entity). The Banks executed the definitive merger agreement on July 31, 1998. The merger occurred in a two-step process consisting first of the acquisition by Santander Investment S.A. of Spain of a majority voting interest in Banco Rio and a later exchange of outstanding BSA shares for outstanding stock of Banco Rio, and the merger of the banking operations. The merger between BSA and Banco Rio was accomplished through the exchange of newly issued shares of Banco Rio and consequently, the surviving legal entity and capital structure of the combined banking group is that of Banco Rio. The Central Bank of the Argentine Republic authorized the merger of both institutions on October 1, 1998.

               Consequently, on October 15, 1998, Banco Santander S.A. of Argentina merged into Banco Rio de la Plata S.A., effective as of January 1, 1998, transferring all Banco Santander S.A. of Argentina's current businesses as of such date. In addition, Banco Santander S.A. of Argentina's operation was completely discontinued.

               Under generally accepted accounting principles (GAAP) in Argentina and Central Bank Regulations, this merger has been accounted for as a combining of interests of the two entities effective January 1, 1998 which has not resulted in the revaluation of the assets or liabilities of either BSA or Banco Rio. Under Argentine GAAP, there is no change of legal or reporting entity of the basic financial statements as those presented in accordance with Argentine GAAP. This accounting differs significantly from the accounting that would be applied if the transactions were accounted for in accordance with US GAAP.

               Under US GAAP, the merger of BSA and Banco Rio is accounted for as a purchase of Banco Rio with the revaluation of the assets and liabilities of Banco Rio in proportion to the ownership interest acquired by Santander Investment S.A. of Spain, effective as from the date of the actual transfer of Banco Rio shares from Banco Rio's prior controlling shareholders to Santander Investment S.A. of Spain on August 22, 1997. This resulted in an increase in net assets and liabilities of approximately 490,848 (as of December 31, 1997, goodwill net of amortization was 484,901) as of August 22, 1997, representing the partial revaluation of assets and liabilities of Banco Rio and recording of purchase intangibles (goodwill). Consequently, for US GAAP purposes, the merger between Banco Rio and BSA have been considered since August 22, 1997.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

               As a consequence the events mentioned in note 1, under US GAAP -SFAS No. 121- requires that the Bank review long-lived assets and certain identifiable intangible to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Consequently, as of December 31, 2001 the net income would be decrease of 416,935. On the other hand, the call options -acquired in September 1998- mentioned in note 2, had been exercise on January 2002. As a consequence of the recent events mentioned in note 1, the effect of such transaction has not been calculated by the Bank's management.

      30.2.    Merger with Banco Tornquist S.A.

               On January 6, 2000, the controlling shareholders of Banco Rio de la Plata S.A. and Banco Tornquist S.A. (an entity in which SCH indirectly holds a 100% equity interest) executed an agreement for the merger of both entities, whereby all Banco Tornquist S.A. (absorbed entity) operations are to be merged into Banco Rio de la Plata S.A. (absorbing entity). Such merger will be given retroactive legal effect as of January 1, 2000, once it has been approved by the appropriate oversight agencies. Under the abovementioned agreement, Banco Rio de la Plata S.A. took over management of Banco Tornquist S.A. for the purpose of ensuring effective integration of operations, customer service continuity, and sharing the benefits of the former's broad range of services. The respective Boards of Directors approved the agreement on January 6, 2000.

               On February 16, 2000, a preliminary merger agreement was executed between Banco Rio de la Plata S.A. (as absorbing entity) and Banco Tornquist S.A. (as absorbed entity). Also, the Boards of Directors of both entities approved the special merger-purposes consolidated financial statements of Banco Rio de la Plata S.A. and Banco Tornquist S.A. as of December 31, 1999, and the share exchange rate. Such exchange rate was based on the valuation of the economic contribution to Banco Rio de la Plata S.A. arising from the incorporation of Banco Tornquist S.A.'s business compared to Banco Rio de la Plata S.A. `s average market capitalization, on the Buenos Aires Stock Exchange, over the three months immediately preceding the agreement date. Consequently, the share exchange ratio was set at 1 share of Banco Rio de la Plata S.A. for every 11.9574794 shares of Banco Tornquist S.A. The above-mentioned exchange will result in Banco Rio de la Plata S.A. increasing its capital stock by 11,474; thus, after the merger, such capital stock will be 346,742.

               The Central Bank of the Argentine Republic approved the merger of Banco Rio de la Plata S.A. and Banco Tornquist S.A. on March 9, 2000; such merger was approved by the respective General Shareholders' Meeting of Banco Rio de la Plata S.A. and Banco Tornquist S.A. held on April 28, 2000.

               Under generally accepted accounting principles ("GAAP") in Argentina, this merger was accounted for as a combining of interest which did not result in the revaluation of the assets or liabilities of either Banco Tornquist S.A. or the Banco Rio de la Plata S.A. This accounting is similar from the accounting that would be applied if the transactions were accounted for in accordance with US GAAP. However and bearing in mind that the merger of Banco Tornquist S.A. (Banco Central Hispanoamericano S.A.) with and into Banco Rio de la Plata S.A. (Banco Santander S.A. of Spain) was executed by both companies' controlling shareholders on April 17, 1999, such merger is considered a combination of interest becoming effective as from the time when both companies' controlling shareholders assumed common control thereof. As a consequence, under US GAAP the impact of the merger of Banco Rio de la Plata S.A. and Banco Tornquist S.A. on shareholders' equity and income (loss), was deemed effective as from April 17, 1999.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

      30.3.    Restatement of Financial Statements for General Price Level
               Changes

               Central Bank regulations required the restatement of assets and liabilities into constant Argentine Pesos. All nonmonetary assets and liabilities and Statement of Income amounts have been restated to reflect changes in the Argentine price index, from the date the assets were acquired or from the date the liabilities were incurred, to August 31, 1995 (See note 3.3.).

               In most circumstances, US GAAP does not allow for the restatement of financial statements for general price level changes. Under US GAAP, account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting.

               Rules prescribed by the Central Bank for reporting periods through August 31, 1995 called for the restatement of historical financial statements to adjust for the effects of inflation. As allowed pursuant to Item 18 of Form 20-F, no adjustments have been made in presenting the differences between Argentine and US GAAP to remove the inflationary adjustments as would be required to conform to US GAAP.

      30.4.    Income Taxes

               Central Bank regulations require income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial statement purposes, the resulting temporary differences are not considered in the computation of income tax expense for the period. For US GAAP purposes, the Bank accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes".

               Under this method, "Accounting for Income Taxes", income taxes are recognized according to the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets are recognized for all temporary items and an offsetting valuation reserve is only recorded if it is determined that it is probable that the asset will not be realized.

               Reconciliation of tax provision to statutory rate:

                                                                                        December 31,
                                                                             -----------------------------------
                                                                               2001         2000        1999
                                                                             -----------------------------------
             Pre-tax income in accordance with Central Bank regulations        2,019       262,302    160,800
             Statutory tax rate                                                   35%           35%        35%
             Tax on net income at statutory rate                                 707        91,806     56,280
             Plus (Less) tax on permanent differences:

             -    Difference between items subject to tax and for
                  accounting purposes                                         65,459         4,381    (21,783)

             Temporary differences                                           (53,939)      (41,478)     7,135
                                                                             -------       -------     ------
             Statutory income tax according to Central Bank regulations       12,227        54,709     41,632
                                                                             =======       =======     ======

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


    The accumulated tax effect of significant temporary differences as of the end of each year is as follows - assets (liabilities):

                                                                                       December 31,
                                                                   ----------------------------------------------------
                                                                     2001           2000                     1999
                                                                   ----------   ------------ --------------------------
                                                                     Banco          Banco       Banco        Banco
                                                                      Rio            Rio      Tornquist       Rio
                                                                   ----------   ------------ ------------  ------------
    Deferred tax assets before 1991                                   2,775          2,775        -            2,775
    Provision for loan losses                                       (36,953)        79,735      60,529        44,440
    Difference between book value and tax value of
      Investments in other companies                                (27,706)       (27,706)        730       (28,436)
    Difference between book value and tax value of bank
      Premises and equipment, other assets and intangible
      assets                                                         14,660        (12,667)         14       (20,841)
    Difference between book value and tax value of
      Government securities                                          10,734        (13,922)     (2,294)      (11,339)
    Deferred tax assets (liability)                                    -              -         15,820          -
    Other                                                            18,840          8,074      11,852         4,517
                                                                   --------       --------    --------     ---------
    Net deferred tax benefit/(provision)                            (17,650)        36,289      86,651        (8,884)

    Tax effect on change of rate                                      2,147          2,147        -            2,147
                                                                   --------       --------    --------     ---------
    Net deferred tax asset/(liability)                              (15,503)        38,436      86,651        (6,737)
                                                                   ========       ========    ========     =========


30.5.   Commissions on Loans

        The Bank recognizes commissions (origination fees) on credit card loans and acceptances when collected. In accordance with US GAAP, under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

        The effects on the Article 9 Balance Sheets (See note 24) of adjustments required to state such amounts in accordance with US GAAP would be a decrease in loans by 76,648, 56,786, and 10,786, and a decrease in other assets by 1,004 and 795, 914 as of December 31, 2001, 2000 and 1999,
        respectively.


30.6.   Loan Loss Reserves

        The Bank's accounting for its allowance for loan losses differs in some respects from practices of US based banks. The most significant differences follow:

        a)  Interest Recognition - Nonaccrual Loans


            The Bank recognizes interest income on a cash basis for nonaccrual loans. US GAAP requires that if the collectibility of the principal of the nonaccrual loan is in doubt, cash payments should be applied to reduce principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank's Statements of Income because loans in such condition are covered by adequate allowances.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


        b)  Loan Charge-Offs and Recoveries

            The Bank records recoveries on previously charged off loans directly in income and records the amounts of charged off loans in excess of amounts specifically allocated as a direct charge to the Consolidated Statements of Income. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan by loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity when all or part of the loan is considered uncollectible. The Bank's practice does not affect the accompanying statements of income as the Bank's reserve contemplates all losses inherent in those troubled loans.

        c)  Impaired loans - Non financial public sector

            As mentioned in note 1, during the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, the Bank and its subsidiary, Santander Riobank (Grand Cayman), swapped part of their federal government securities and/or loans of the Federal Public Sector effective as of November 6, 2001, for a nominal value of USD 1,084,480,968, receiving in consideration guaranteed loans in the amount of 1,105,865.

            As provided for by BCRA Communiques "A" 3366 and "A" 3385, the initial value of guaranteed loans coincided with the prior accounting value of federal government securities (classified and valued as "investment accounts" or "for trading or financial transactions", under BCRA accounting standards) and/or loans as of the date of the swap, giving rise to no income at all as a result of the recognition of the swap (See note 4.c).

            The abovementioned debt swap is subject to the provisions of SFAS No. 115 "Accounting for certain investments in debt securities". In accordance to SFAS No. 115 a non-temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as "held to maturity", a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the abovementioned impairment. Once this impairment is recognized in the accounting, the new accounting value of the obligations to be swapped will consitute the initial value of the new loans received.

            The effect required to state such amounts swapped in accordance with US GAAP would be a decrease of 255,948 and 216,843 in Stockholders' Equity and net income as of December 31, 2001, respectively.

            On the other hand, as a consequence of the enactment of the Law on Public Emergency and Exchange System Reform and the suspension in payment of the public debt, the fulfillment of such obligations is conditioned by the Federal Treasury's lack of resources and the continuance of the fiscal deficit of municipal, provincial and federal public accounts, which inevitably resulted in significant public indebtness. Consequently, the Ministry of Economy has been empowered to enter into negotiations and adopt any necessary measures to restructure the debt of the Federal Government.

            To this respect, on February 27, 2002, the Federal Government and the provinces signed the Agreement on Financial Relations and bases for a Federal Tax Revenue-Sharing system whereby, among other provisions, the Federal Government is entrusted by provincial governments with the duty to renegotiate provincial public debts, which may be restructured under the same terms and conditions as the federal public debt and government securities.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


            Moreover, the Bank has presented before Banco de la Nacion Argentina, in its capacity as fiduciary agent of the Fiduciary Fund for Provincial Development, provincial government securities and loans granted to the Provincial Public Sector with a nominal value of USD 586,365,448 to execute the swap established by Decree No. 1387/01 which, to date, has not yet been documented. Such transaction has been recorded as "Loans to the non-financial public sector" in such amount plus the related interest accrued and pending as of December 31, 2001, under the provisions of Decree No. 1387/01.

            Considering the issues mentioned above, an impairment does affect such government securities and credit facilities to non financial public sector and a loss must therefore be recorded according to US GAAP for the difference between their accounting value and the expected value of future cash flows.

            The effect of adjustments required to state such amounts in accordance with US GAAP would be a decrease approximate of 770,365 in Stockholders' Equity and net income as of December 31, 2001, respectively.

        d)  Impaired loans - Non financial private sector and residents abroad

            Under US GAAP, SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", require a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving modification of terms) except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Bank considers commercial loans over Ps. 200 thousand for individual impairment evaluations. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. In the opinion of the Bank's management, the effect on the Bank's financial position or results of operations is not material.

            The following table discloses the amounts required by SFAS No. 114, as of December 31, 2001 and 2000:

                                                     2001           2000
                                                  -----------    -----------

             - Amounts of loans considered
               as impairment                        268,203        326,026
             - Reserves allocated to impaired
               loans booked under BCRA
               accounting standards                 178,858        190,168


            The Bank has primarily relied upon its historical assessment of the credit quality of its customers without risk adjusting such estimation for the risk solely attributable to the economic disruption currently being experienced in Argentina. Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina's cash-based informal economy and those who depend on it. The scarcity of liquidity in the financial system is likely to adversely affect our normal cash collections and the overall asset quality of our loan portfolio.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


30.7. Government securities portfolio and forward purchases of government securities under repurchase agreements held in investment accounts

        As required by Central Bank Communique "A" 3278 and "A" 3039, and supplementary regulations, as of December 31, 2001 and 2000, the Bank holds securities in investment accounts that are valued as mentioned in notes 4.b) and 4.g) above.

        SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires that the institution retain securities through maturity to classify them as investment securities. Since the Bank could trade these securities at any time, under US GAAP, they should be classified as "Available for sale".

        The effect required to state such amounts in accordance with US GAAP would be an increase of 296 and a decrease of 39,105 and 34,308 in government securities and forward purchases of government securities under repurchase agreements and in Stockholders' Equity under "Unrealized loss on available for sale securities" as of December 31, 2001, 2000 and 1999, respectively, and a decrease of 19,423 and an increase of 12,774 and 26,782 in net income as of December 31, 2001, 2000 and 1999, respectively.

30.8.   Government securities portfolio held in "available for sale"

        As required by Central Bank Communique "A" 2266 and supplementary regulations, as from beginning of fiscal year ended December 31, 1999 until February 28, 1999, the Bank held securities in "available for sale accounts" that are valued at the market price of each security at each year-end. Any difference between year-end market price and acquisition cost increased by accruing a compound internal rate of return over the period elapsed since the acquisition date were recorded in Stockholders' equity as an "Unrealized Valuation Difference". In order for these securities to classify as "available for sale", they are required to be kept in assets for at least three months.

        SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" addresses the accounting and reporting for securities classified as available for sale securities. Under such standard, these securities are accounted for at market value and any difference between year-end market price and acquisition cost is to be recorded under Stockholders' Equity as an "Unrealized gain/loss on available for sale securities".

        The effect of stating such amounts in accordance with US GAAP would be a decrease of 4,612 in net income as of December 31, 1999.

30.9.   Translation of Foreign Currency Statements

        As further described in note 3.2., the foreign branch and the subsidiary of the Bank, Santander Riobank (Grand Cayman), maintain their primary accounting records in US dollars instead of the Argentine Peso. Pursuant to US GAAP set forth in SFAS No. 52, remeasurement of foreign currency statements of the Bank's non Peso operations is required. For purposes of this remeasurement, an exchange rate as of the Balance Sheet date is used for assets and liabilities and a weighted average exchange rate for the period is used for revenue and expenses. Procedures followed by the Bank pursuant to the rules of the Central Bank as described in note 3.2.a) (See note 30.17.) result in substantially the same reporting as required under US GAAP, because of the management estimates these differences have not material effect on the consolidated financial statements.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


30.10.  Items in Process of Collection and Due from customers on acceptances

        The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected or accepted until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through Balance Sheet clearing accounts at the time the items are presented to the Bank.

        The Bank's assets and liabilities would be increased by approximately 631,536 and 630,528 had US GAAP been applied as of December 31, 2001 and 2000, respectively.

        The same effect would be displayed in the balance sheet disclosure requirements in accordance with Regulation S-X (See note 24).

30.11.  Forward Contracts in Securities and Foreign Currency

        The Bank accounts for purchase and sale forward contracts on a different basis from that required under US GAAP.

        For forward foreign exchange contracts and spot exchange transactions pending settlement, the Bank will recognize, at the time of the agreement, a receivable and payable which reflects the amount of cash and securities or currencies to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currencies is stated at the quoted market value of such securities or currencies. In the United States, accounting for forward foreign exchange contracts and futures contracts is governed by SFAS No. 52, "Foreign Currency Translation" and SFAS No. 80, "Accounting for Futures Contracts", respectively. Under either standard, entities would not recognize a receivable or payable but would recognize the difference between the change in market price of the securities or currencies to be received if the transaction did not qualify as a hedge.

        The Bank's assets and liabilities would be decreased by approximately 453,472 and 2,138,736 had US GAAP been applied as of December 31, 2001 and 2000, respectively.

        The same effect would be displayed in the balance sheet disclosure requirements in accordance with Regulation S-X (See note 24).

30.12.  Appraisal Revaluation

        As described in note 4.m), an appraisal revaluation of bank premises and equipment was made in 1981 to eliminate relative price distortions generated by the high inflation then prevailing in Argentina. This revaluation was recorded in the Adjustments to Stockholders' equity account. When an asset which has been revalued is sold at a loss, the loss is recorded directly to Adjustments to Stockholders' equity to the extent of the original revaluation. Under US GAAP, the appraisal revaluation is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued should be reflected in net income.

        There has been no sale of revalued assets during the fiscal years ended December 31, 2001, 2000 and 1999. Consequently, the balance related to the previously mentioned revaluation included in the "Adjustments to Stockholders' Equity" account has not been modified.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

30.13.   Intangible assets

         The Bank amortizes administrative and systems reorganization done by third parties, and telephone exchange installation and reconfiguration (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US GAAP requires that administrative and systems reorganization done by third parties be charged off to income when incurred.

         The effect required to state such amounts in accordance with US GAAP would be a decrease of 31,861, 32,464 and 36,981 in Stockholders' Equity and an increase of 603, 4,517 and 3,155 in net income as of December 31, 2001, 2000 and 1999, respectively.

30.14.   Earnings per share

         In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings per share", which effective for interim financial information and annual financial statements with periods ending after December 15, 1997. SFAS No. 128 supersedes APB 15 and its interpretations. It applies to companies with publicly traded common stock or potential common stock and establishes a new methodology for reporting earnings per share. It requires that entities with simple capital structures present basic per share amounts for income for continuing operations and net income on the face of the income statement. All other entities subject to SFAS No. 128 must present basic and diluted per-share amounts for income from continuing operations and net income on the face of the income statement, regardless of the magnitude of their difference.

30.15.   Reporting on Comprehensive Income

         SFAS No. 130 "Reporting on Comprehensive Income" requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and all other nonowner changes in equity. This statement, which is effective for fiscal years beginning after December 15, 1997, requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement.

         As of December 31, 2001, 2000 and 1999, the comprehensive income balance includes unrealized gains and losses on investments securities, and related tax effects. The following represents accumulated comprehensive income balances as of December 31, 2001, 2000 and 1999:

                                                             Accumulated comprehensive income
                                                            ----------------------------------
                                                            Before          Tax          Net
                                                              Tax        (expense)      of tax
                                                            Amount      or benefit      amount
                                                            ------      ----------      ------
         Balance as of December 31, 1998                     3,385        (1,185)        2,200

         Unrealized loss arising during period              (1,582)          554        (1,028)

         Less:  reclassification adjustment for loss
         realized in net income                             (3,655)        1,279        (2,376)
                                                            ------      --------       -------
         Balance as of December 31, 1999                    (1,852)          648        (1,204)

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

                                                          Accumulated comprehensive income (Cont'd)
                                                          -----------------------------------------
                                                           Before            Tax             Net
                                                             Tax          (expense)         of tax
                                                           Amount        or benefit         amount
                                                          --------       ----------        --------

         Balance as of December 31, 1999                    (1,852)            648          (1,204)

         Unrealized loss arising during period             (17,571)          6,150         (11,421)

         Less: reclassification adjustment for loss
         realized in net income                                  -               -               -
                                                          --------       ---------         -------
         Balance as of December 31, 2000                   (19,423)          6,798         (12,625)

         Unrealized gain arising during period                 296            (103)            193

         Plus: reclassification adjustment for loss
         realized in net income                             19,423          (6,798)         12,625
                                                          --------       ---------         -------
         Balance as of December 31, 2001                       296            (103)            193
                                                          ========       =========         =======


30.16.   Accounting for Derivate Instruments and Hedging Activities

         In June 1998, the U.S. Financial Accounting Standards Board Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement as subsequently amended by SFAS No. 137 and 138 is required to be adopted for reporting under U.S. generally accepted accounting principles for all fiscal years beginning after June 15, 2000.

         SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets of liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

         Among other provisions, SFAS No. 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of high correlation and all hedge ineffectiveness is required to be reported currently in computation of net income. SFAS No. 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS No. 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value.

         In note 26, it is explained, the derivatives instruments used by the Bank to cover their variable yield and the valuation method of these instruments were explained in notes 4.p) and 4.q). Such derivatives instruments has been valued at their fair value and the differences between these fair value have been credited/charged to income for the fiscal year ended as of December 31, 2001.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

30.17.   Foreign exchange difference

         Under Argentine generally accepted accounting principles the effects of the devaluation of Argentine peso described in note 1 on the valuation in Argentine pesos of assets and liabilities should be recognized in the fiscal year ending as of December 31, 2002 (See note 1). Under US GAAP, the exchange rate effective as of the date of reopened of the foreign exchange market (January 11, 2002 - See note 1.1.) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

         The effect required to state such assets and liabilities in accordance with US GAAP would be an increase of 12,954 in Stockholders' Equity and net income as of December 31, 2001, respectively.

         As mentioned in note 1, on January 6, 2002, the National Congress introduced deep changes to the economic framework. These changes included, together with the peso devaluation, that certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of ARS 1 = US$ 1. Afterwards, the Federal Executive was authorized to adopt the measures to compensate any unbalances caused to the financial entities as a result of the abovementioned events.

         Subsequently, through Decrees No. 214/02 of February 3, 2002, and No. 410/02 of March 1, 2002, the Federal Executive took, among others, the following measures:

         a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors' obligations to deliver sums to which foreign law is applicable;

         b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currencies;

         c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

         The BCRA will define a procedure to compensate the adverse effects on equity resulting from switching into pesos (at different exchange rates) the receivables and payables denominated in foreign currency and to cover the negative difference in the net position of assets and liabilities denominated in foreign currency resulting from their switch into pesos.

         Although the propose of the government Bonds are to offset the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system, the regulations from the BCRA, which will establish the methodology, calculation and the specific treatment for balances in foreign currency to be converted into pesos, have not yet been issued. Accordingly the Bank is unable to estimate the ultimate net impact the devaluation and conversion of assets and liabilities in foreign currency will have on the financial position of the Bank.

30.18.   Reconciliation of Net Income and Stockholders' Equity

         The following is a summary of the significant adjustments to net income for the fiscal years ended December 31, 2001, 2000 and 1999 and to Stockholders' Equity as of these dates which would be required had US GAAP been applied instead of Central Bank regulations in the financial statements, except for the exclusion of any adjustment to remove the impact of inflation, as allowed under Item 18 of Form 20-F of SEC Regulation S-X.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                                                                                            December 31,
                                                                              ---------------------------------------
                                                                     Note          2001         2000         1999
                                                                   --------   -------------  -----------  -----------
      CONSOLIDATED NET INCOME AND
      COMPREHENSIVE INCOME

      Net income according to the Central Bank regulations:
      -   Banco Rio de la Plata S.A.                                  -           (10,208)     207,593      119,168
      -   Banco Tornquist S.A.                                        -              -            -        (190,374)

      Merger with Banco Santander S.A. of Argentina:
      -   Impairment and amortization of goodwill                    30.1        (416,935)     (24,542)     (24,542)

      Merger with Banco Tornquist S.A.:
      -   Loan fees                                                  30.5            -            -          (1,134)
      -   Credit card costs                                          30.5            -            -              11
      -   Government securities held in available for sale           30.8            -            -            (957)
      -   Other receivables                                           -              -            -             129
      -   Intangible assets                                         30.13            -            -           3,045
      -   Deferred tax assets                                        30.4            -            -          61,869

      Banco Rio's effects - Increase (decrease) due to (*):

      Loan origination fees and costs:
          Loan fees                                                  30.5         (14,149)     (29,365)        (296)
          Credit card fees                                           30.5          (6,152)     (22,888)           8
          Credit card costs                                          30.5             439        6,253        3,333
          Acceptances fees                                           30.5            (209)         119         (217)

      Government securities held in investment accounts
      (available for sale in accordance with US GAAP) and
      adjustment in government securities held in investment
      accounts (in accordance with Central Bank regulations) to
      exceed the limit of 120% of market value (See note 4.b) as
      of December 31, 2000)                                          30.7         (19,423)      12,774       26,782

      Government securities held in available-for-sale accounts      30.8            -            -          (3,655)

      Impaired loans to the non financial public sector
      as of the date of the swap                                     30.6.c)     (216,843)        -            -

      Approximate impaired to the non financial public sector        30.6.c)     (770,365)        -            -

      Intangible assets                                             30.13             603        4,517          110

      Foreign exchange difference                                   30.17          12,954         -            -

      Deferred tax liabilities                                       30.4         (53,939)     (41,478)        -
                                                                               -----------    ---------   ----------
      Approximate net income (loss) in accordance with US GAAP                 (1,494,227)     112,983       (6,720)
                                                                               -----------    ---------   ----------
      Other comprehensive income (loss), net of tax
      -   Unrealized gain (loss) on investment securities           30.15             193      (11,421)      (1,028)
                                                                               -----------    ---------   ----------
      Approximate comprehensive net income (loss)
      in accordance with US GAAP                                               (1,494,034)     101,562       (7,748)
                                                                               ===========    =========   ==========
      Approximate net income (loss) per share
      in accordance with US GAAP                                    30.14           (4.31)        0.33        (0.02)
                                                                               -----------    ---------   ----------
      Average number outstanding shares (in thousands)                            346,742      341,005      335,268
                                                                               ===========    =========   ==========

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)


                                                                                                   December 31,
                                                                                       -------------------------------------
                                                                              Note         2001        2000         1999
                                                                           ----------  ------------ ------------ -----------
          CONSOLIDATED STOCKHOLDERS' EQUITY

          Stockholders' Equity according to Central Bank regulations:
          -   Banco Rio de la Plata S.A.                                       -         1,061,468    1,339,648   1,205,554
          -   Banco Tornquist S.A.                                             -            -            -           17,251

          Merger with Banco Santander S.A. of Argentina:

          -   Goodwill in accordance with US GAAP, net of
              amortization                                                    30.1          -           416,935     441,477

          Merger with Banco Tornquist S.A.:

          -   Loan origination fees and costs                                  30.5         -            -           (4,726)
          -   Unrealized gain (loss) on available-for-sale securities          30.7         -            -           (1,852)
          -   Deferred tax asset                                               30.4         -            -           86,651

          Banco Rio's effects (*)

          -   Loan origination fees and costs                                  30.5        (77,652)     (57,581)     (6,974)
          -   Unrealized loss on available-for-sale securities and
              adjustment in government securities held in investment
              accounts (in accordance with Central Bank regulations)
              to exceed the limit of 120% of market value (See note
              4.b) as of December 31, 2000)                                    30.7            296      (39,105)    (32,456)
          -   Impaired loans to the non financial public sector
              as of the date of the swap                                       30.6.c)    (255,948)      -            -
              Approximate impaired loans to the non financial public           30.6.c)                                -
              sector                                                                      (770,365)      -
          -   Intangible assets                                               30.13        (31,861)     (32,464)    (36,981)
          -   Foreign exchange difference                                     30.17         12,954       -            -
          -   Deferred tax asset (liabilities)                                 30.4        (15,503)      45,173       -
                                                                                        -----------  -----------  ----------
          Approximate consolidated stockholders' equity
          in accordance with US GAAP                                                       (76,611)   1,672,606   1,667,944
                                                                                        ===========  ===========  ==========

          (*) As of December 31, 2000, as a consequence of merger mentioned in note 2.1. "Merger with Banco Tornquist S.A." the adjustments to net income and stockholders' equity includes the Banco Rio's and the former Banco Tornquist S.A.'s effects.

31.   SUBSEQUENT EVENTS

      31.1.   Recent events on macreoceonomic situation

              After April 26, 2002, certain relevant events occurred, which include:

              - Publication of Law No. 25,587, which establishes the limitations to the precautionary measures that may be adopted by courts in relation to the deposits subject to Law No. 25,561 as amended. Subject to certain exceptions, the law provides that: (a) such precautionary measures may not entail providing the deposited funds to the petitioner, and (b) the effect of all motions brought against such measures shall be suspensive; that is to say, they shall not be enforced until they become final for lack of appeal or, as the case may be, until such measures are not confirmed by the related appellate court.

                  BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

         On June 1, 2002, the Federal Executive issued Decree No. 905/02, which provides as follows:

         a) A new voluntary swap of rescheduled deposits for bonds secured by the Argentine Treasury, subject to conditions more advantageous than those provided by Decree No. 494/02 and 620/02.

         b) In exchange for these securities which shall be delivered in payment to depositors, financial entities will receive prepayments from the BCRA, which shall be secured by the public debt securities such entities hold or, otherwise, by assigning their prime loan portfolio, including stock, so that under the obligations assumed for the benefit of depositors, the global indebtness of the public sector does not rise.

         c) In the case of failure to pay principal and interest by the Federal Government for a term longer than 30 days as from the related maturity of the bonds to be issued or the secured loans, each financial institution shall be entitled to settle in advance all or part of the prepayments received for subscribing the bonds included in point (a) above. For such purpose, all or the equivalent part of the assets provided as security, as applicable, shall be used and considered at their registration value (under BCRA rules) at the time the prepayment was made, plus any accrued amount as of the date of settlement, net of the amount effectively paid off.

         d) Should the Federal Government fail to meet the terms and conditions upon total or partial amortization of the bonds mentioned in point (a) above, such bonds or the unpaid partial amortization coupons may be used for paying off federal taxes.

         e) The bonds mentioned in point (a) above shall be issued to compensate financial institutions fully, definitively and for a single time, for the negative equity effects as a result of converting into Argentine pesos foreign currency receivables and payables at different exchange rates, and the amounts necessary to compensate such institutions for the negative net position in foreign currency resulting from such conversion into Argentine pesos.

         f) For the sole purpose of calculating the compensation, the loans secured by the Federal Government shall be included as assets at the value, at which they had been booked by the foreign branches and affiliates of local financial institutions as of December 31, 2001.

         g) For the rescheduled deposits that have not been subject to the option contained in (a) above, the related system will remain effective. Rescheduled deposits shall be negotiable securities, and will be traded publicly and negotiable in Argentine self-regulated markets. Additionally, rescheduled deposits may be used to settle loans granted by the same financial institution with which such funds are deposited for a term equal or longer than the related rescheduled deposit.

31.2.    Impact of these new measures on the Bank's particular situation

         On May 22, 2002, the Bank accepted the amendments to the terms and conditions of the secured loans imposed by Decree No. 1646/01, which consist basically in the converting into Argentine pesos of the secured loans originally denominated in US dollars, the new interest rates and the possible modification of the security based on the new agreement entered into by the Federal and the Provincial governments on February 27, 2002. Moreover, all other rights under the secured loan agreements remain effective, including the possibility of compensating unpaid principal and interest balances with the Bank's tax obligations deriving from tax amounts provided as security for such loans.

                   BANCO RIO DE LA PLATA S.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 2001, 2000 AND 1999

                         (Stated in thousands of pesos)

         As mentioned in note 16.c), after December 31, 2001, i.e. subsequent to fiscal year, the Bank issued the fortieth, forty-second, and forty-third series of Corporate Bonds for a total amount of US$ 270 million, within the Short-term Corporate Bonds Global Issuance Program for an amount of US$ 500 million. In addition, on April 11, 2002, the Bank issued the eighth series of Corporate Bonds for a total amount of ARS 26 million within the Short- and Medium-Term Corporate Bonds Global Issuance Program for a total amount of US$ 1 billion. As of the date of these consolidated financial statements, the Bank continues with their operations without generating the noncompliance of their corporate bonds. The Bank has renovated their corporate bonds. As mentioned in note 16, in accordance to deteriorating liquidity position of the financial markets the Bank anticipates that it may not able to obtain the financing it needs during calendar 2002 to repay its foreign debt pursuant to its original terms. In addition, the Bank must obtain the Argentine Central Bank's approval to convert pesos into dollars and transfer funds abroad in order to make principal and interest payments on such debt.

31.3. Merger with Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A.) and sale of Santander Riobank (Grand Cayman)

         On January 3, 2002, controlling shareholders of Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A., company fully and indirectly controlled by SCH Group) signed an agreement to merge both companies, whereby all transactions of the absorbed company, Origenes Vivienda y Consumo Compania Financiera S.A., are assumed by the absorbing company, Banco Rio de la Plata S.A. Such merger will be retroactively effective for legal purposes as from January 1, 2002, upon approval by the related oversight authorities. Management believes that the effect of this merger does not have a material impact on the Bank consolidated financial condition or results of operations.

         On the other hand, on January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sells Santander Overseas Bank Inc. its 100% equity interest on Santander Riobank (Grand Cayman). The gain
         (loss) resulting from selling off Santander Riobank (Grand Cayman) was immaterial.

These new events, in addition to other special actions currently implemented by the Bank, are part of a plan to enable the Bank to continue operating and to comply with BCRA liquidity and cash requirements.

                                   SIGNATURES

         Pursuant to requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  BANCO RIO DE LA PLATA S.A.



                                  By:       /s/ Angel O. Agallano
                                       ---------------------------
                                         Name:  Angel O. Agallano
                                         Title: Principal Accounting Officer



                                  By:       /s/ Jose Luis Enrique Cristofani
                                       ----------------------------------------
                                         Name:  Jose Luis Enrique Cristofani
                                         Title: General Manager

Date: June 30, 2002

                                  EXHIBIT INDEX

   EXHIBIT NO.        EXHIBIT DESCRIPTION
   -----------        -------------------

       99 Letter to Securities and Exchange Commission regarding representations made by Pistrelli Diaz y Asociados, member of Andersen.